As filed with the Securities and Exchange Commission on May 20, 2019.
Registration No. 333-231041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Slack Technologies, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	26-4400325
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
500 Howard Street
San Francisco, California 94105
(855) 980-5920
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Stewart Butterfield
Chief Executive Officer
Slack Technologies, Inc.
500 Howard Street
San Francisco, California 94105
(855) 980-5920
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Richard A. Kline David W. Van Horne Sarah B. Axtell Goodwin Procter LLP Three Embarcadero Center San Francisco, California 94111 (650) 752-3100	David Schellhase Gabe Stern Amanda Westendorf Slack Technologies, Inc. 500 Howard Street San Francisco, California 94105 (855) 980-5920
Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Class A Common Stock, $0.0001 par value per share	116,953,100	Not applicable	$196,481,208	$23,814

(1)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act. Given that there is no proposed maximum offering price per share of Class A common stock, the registrant calculates the proposed maximum aggregate offering price, by analogy to Rule 457(f)(2), based on the book value of the Class A common stock the registrant registers, which was calculated from its unaudited pro forma balance sheet as of January 31, 2019. Given that the registrant’s shares of Class A common stock are not traded on an exchange or over-the-counter, the registrant did not use the market prices of its Class A common stock in accordance with Rule 457(c).

(2)	The registrant previously paid $12,120 of the registration fee with the initial filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated          , 2019
SLACK TECHNOLOGIES, INC.
          Shares of Class A Common Stock
____________________________________________________________________________
This prospectus relates to the registration of the resale of up to          shares of our Class A common stock by our stockholders identified in this prospectus, or the Registered Stockholders. Unlike an initial public offering, the resale by the Registered Stockholders is not being underwritten by any investment bank. The Registered Stockholders may, or may not, elect to sell their shares of Class A common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the New York Stock Exchange, or the NYSE. See the section titled “Plan of Distribution.” If the Registered Stockholders choose to sell their shares of Class A common stock, we will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders.
We have two classes of common stock, Class A common stock and Class B common stock. The rights of holders of Class A common stock and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock hold approximately     % of the voting power of our outstanding capital stock, with our directors and executive officers and their affiliates holding approximately     %.
Prior to any sales of shares of Class A common stock, Registered Stockholders who hold Class B common stock must convert their shares of Class B common stock into shares Class A common stock.
No public market for our Class A common stock currently exists. However, our shares of Class B common stock (on an as converted basis) have a history of trading in private transactions. Based on information available to us, the low and high sales price per share of Class B common stock (on an as converted basis) for such private transactions during the year ended January 31, 2019 was $8.37 and $23.41, respectively, and during the period from February 1, 2019 through          , 2019 was $          and $          , respectively. For more information, see the section titled “Sale Price History of our Capital Stock.” Our recent trading prices in private transactions may have little or no relation to the opening public price of our shares of Class A common stock on the NYSE or the subsequent trading price of our shares of Class A common stock on the NYSE. Further, the listing of our Class A common stock on the NYSE without underwriters is a novel method for commencing public trading in shares of our Class A common stock, and consequently, the trading volume and price of shares of our Class A common stock may be more volatile than if shares of our Class A common stock were initially listed in connection with an underwritten initial public offering.
Based on information provided by the NYSE, the opening public price of our Class A common stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for our Class A common stock in consultation with a financial advisor pursuant to applicable NYSE rules. For more information, see the section titled “Plan of Distribution.”
We have been approved to list our Class A common stock on the NYSE under the symbol “WORK.” We expect our Class A common stock to begin trading on the NYSE on or about          , 2019.
We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with reduced reporting requirements for this prospectus and may elect to do so in future filings.

See the section titled “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of our Class A common stock.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          , 2019

„Die Möglichkeit, mit einem ganzen Team zu sprechen, ohne eine E-Mail an 20 Leute oder eine bestimmte E-Mail-Adresse senden zu müssen, ist ein entscheidender Faktor, der alles grundlegend verändert."
Düsseldorf, Germany
« Slack nous offre rapidité et réactivité en cas de problème critique. Nous disposons de plusieurs chaînes consacrées aux notifications qui permettent à l'équipe de travailler. »
Paris, France
"One of the great benefits of Slack at the office is that conversations are persisted. By default, you can reference them directly years later. 'This is why we made X decision.' "
Mobile, Alabama
"We proudly use Slack for all of our group communications and projects. Slack made us more productive, efficient, and connected. Much love Slack."
Los Angeles, California
"An incredibly valuable tool we use every single day is Slack. Having multiple channels keeps everything organized. Implementing apps like Twitter, Trello, and Revealbot into Slack gives us the power to stay on top of everything. We don't know what we would do without you Slack <3"
Vancouver, Canada
"Slack é parte da nossa cultura. Com ele, conseguimos alinhar nossos times e objetivos, e assim incentivar que cada um trabalhe quando e de onde quiser!"
Salvador, Brazil
「Slackは、ユーザーインターフェースが本当にわかりやすいので、私たち情報システム部から『こう使いましょう』と提案しなくても、現場で自然に活用が広がっています。今では皆が『Slackエキスパート』ですね。」
Tokyo, Japan
「Slack があることで、オフラインで話したことがない人同士にもつながりが生まれます。チームを越えた、横のコミュニケーションが促進されますね。」
Tokyo, Japan
"Slack by far is one of the most important tools for businesses to communicate and share ideas across the globe!"
Singapore
"We are reimagining the educational experience so it can be delivered in an online-first manner, and Slack has been a very important component to reach that goal."
Melbourne, Australia

10,000,000+
Worldwide Daily Active Users

150+ COUNTRIES	**600K+** ORGANIZATIONS	**90+** MINUTES OF ACTIVE USAGE PER WORKDAY
50%+ OF DAUS OUTSIDE US	**500K+** REGISTERED DEVELOPERS	**1B+** MESSAGES SENT PER WEEK

The map represents the geographic distribution of Slack's active users, on either a free or paid subscription plan, for the week of 1/25/2019 – 1/31/2019. Solid dots represent locations with fewer than 50 users. For locations with 50 or more users, we use bubbles that scale proportionately to the number of users in a given location, from 50 to over 400,000.

Customer quotes, tweets and translations from top to bottom, left to right: Tourzy; Polygon Dust; Tomas Schwaighofer Perez, trivago (Düsseldorf, Germany) – *"Being able to talk with an entire team without having to send an email to 20 people or to a specific email address is a deciding factor that changes everything for us."*; Romain Lods, Deezer (Paris, France) – *"We rely on Slack to be quick and reactive when a service-critical issue happens. We have several dedicated channels for notifications where the team can then take action."*; Christopher Peters; Daniel Murta, Jusbrasil (Salvador, Brazil) – *"Slack is a part of the culture. It helps us align our teams and objectives as we foster people to work whenever and wherever they want!"*; David Wilson, AgilityIO; Jack Hylands, RMIT University; Ms. Kaori Kojima, FiNC Technologies (Tokyo, Japan) – *"Slack has such an intuitive user interface. Its use has spread throughout the company without any encouragement from the Information Systems Department. Now everyone is an expert in Slack."*; Mr. Yosuke Suzuki, Nikkei (Tokyo, Japan) – *"Slack creates connections between people who have never met offline. It promotes horizontal, cross-team communications."*

_______________
You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we nor any of the Registered Stockholders have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell, and seeking offers to buy, shares of their Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.
For investors outside of the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use of or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, the offering of Class A common stock by the Registered Stockholders and the distribution of this prospectus outside of the United States.

ABOUT THIS PROSPECTUS
This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, the Registered Stockholders may, from time to time, sell the Class A common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the section titled “Additional Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Class A common stock.

i

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Slack,” “the company,” “we,” “us” and “our” in this prospectus refer to Slack Technologies, Inc. and its consolidated subsidiaries. Our fiscal year ends January 31.
SLACK TECHNOLOGIES, INC.
Introduction – What is Slack?
Slack is where work happens.
Around the world, over 600,000 organizations in over 150 countries have turned to Slack as the place to communicate, collaborate, and get work done. Over 10 million people inside those organizations – accountants, customer support reps, engineers, lawyers, journalists, dentists, chefs, detectives, executives, scientists, farmers, hoteliers, salespeople, and many others – collectively spend more than 50 million hours in active use of Slack in a typical week, on either a free or paid subscription plan. They do so because Slack is a new layer of the business technology stack that brings together people, applications, and data – a single place where people can effectively work together, access hundreds of thousands of critical applications and services, and find important information to do their best work.
History
We created Slack initially as an internal tool to help our own team stay on the same page, to be able to easily access conversations, decisions, data, and content that had been shared, and to tap into a variety of software applications from one place. We were frustrated with email. It created fragmented silos of inaccessible information, hidden in individual inboxes. When new members joined the team, they were cut off from the rich history of communication that occurred before they arrived. Transparency was difficult to achieve and routine communication had to be supplemented with status reports and stand-up meetings in order to keep the team coordinated.
In addition, despite the fact that email was the universal default routing mechanism for enterprise software, it was also an ineffective medium for sharing and managing the information and activity generated by that software. The notifications and simple workflows, such as approval processes, generated by customer support ticketing tools, human resources management systems, and expense trackers, disappeared into individual inboxes. Email is static and offers no direct integration with any of these tools. In short, email was a tiny window into the vast landscape of business information and software available to us collectively, and we needed to see the whole picture.
We needed a new way to work that would help us make the most of both our people and our significant investment in software. What was available was incomplete, inadequate, and unfit for our work at hand. What we needed did not exist. So we built it.
Since our public launch in 2014, it has become apparent that organizations worldwide have similar needs, and are now finding the solution with Slack. Our growth is largely due to word-of-mouth recommendations. Slack usage inside organizations of all kinds is typically initially driven bottoms-up, by end users. Despite this, we (and the rest of the world) still have a hard time explaining Slack. It’s been called an operating system for teams, a hub for collaboration, a connective tissue across the organization, and much else. Fundamentally, it is a new layer of the business technology stack in a category that is still being defined.
Slack’s Role
The most helpful explanation of Slack is often that it replaces the use of email inside the organization. Like email (or the Internet or electricity), Slack has very general and broad applicability. It is not aimed at any one specific purpose, but nearly anything that people do together at work.

Unlike email, however, most of this activity happens in team-based channels, rather than in individual inboxes. Channels offer a persistent record of the conversations, data, documents, and application workflows relevant to a project or a topic. Membership of a channel can change over time as people join or leave a project or organization, and users benefit from the accumulated historical information in a way an employee never could when starting with an empty email inbox. Depending on the size of the organization, this might provide tens, hundreds or even thousands of times more access to information than is available to individuals working in environments where email is the primary means of communication.
Also unlike email, Slack was designed from the ground up to integrate with external software systems. Slack provides an easy way for users to share and aggregate information from other software, take action on notifications, and advance workflows in a multitude of third-party applications, over 1,500 of which are listed in the Slack App Directory. Further, Slack’s platform capabilities extend beyond integrations with third-party applications and allow for easy integrations with an organization’s internally-developed software. During the three months ended January 31, 2019, our more than 10 million daily active users included more than 500,000 registered developers. Developers have collectively created more than 450,000 third-party applications or custom integrations that were used in a typical week during the three months ended January 31, 2019. Additionally, we are currently developing low-code solutions to create integrations and workflows entirely in Slack, suitable for all users and based on a simple, non-technical user interface.
Ultimately, Slack is more than email replacement. It is a new layer of technology that brings together people, applications, and data. Just as an operating system coordinates the flow of information and resources of a computer in a centralized fashion, using Slack inside an organization creates a hub into which critical business information flows, is acted upon and transformed, and is then quickly routed to its desired destination. Slack streamlines our users’ workflows, increases the beneficial return on the time they spend communicating, and creates a powerful point of leverage for increased productivity.
Business Context
We believe Slack is positioned extremely well to benefit from the explosive proliferation of software into every aspect of business and the increased pace of disruption driven by technological change.
According to Netskope, a typical enterprise uses more than 1,000 cloud services. Many of the largest IT departments maintain thousands of enterprise applications. All of this software either automates the repetitive and often error-prone work that humans used to do or augments human effort with entirely new capabilities.
With the simpler and more routine tasks automated away, the work that remains is more sophisticated and complex. Those tasks, which most rely on human judgment, intelligence, and creativity, are both more difficult to perform and more difficult to coordinate. Organizational alignment becomes harder to achieve. Further, the increased use of highly specialized software in different functional areas leads to a fragmentation of attention and, because it is often difficult to share objects or records with non-users, impedes the flow of important information across the organization.
These challenges compound the disruptive threats companies face in increasingly dynamic environments. Technological change and increased globalization continually create new opportunities and threats, but they also accelerate second-order change in customer needs, competitors’ behavior, and overall macroeconomic conditions. This environment demands an ever-greater ability to adapt and respond. In an increasingly dynamic world, the fundamental business advantage is organizational agility – the ability for individuals, teams, and organizations to maintain alignment while continually transforming to meet evolving challenges.

How Slack Helps
Slack is designed to allow people and teams to realize their full potential at work and, in doing so, to help organizations overcome the challenges created by their increased reliance on a proliferation of specialized software and radically reduce the communication and coordination effort required to achieve a given amount of organizational agility.
Our vision is a world where organizational agility is easy to achieve, regardless of an organization’s size
As a result of the alignment teams and organizations are able to maintain while continuously adapting to respond in increasingly dynamic environments, less effort and energy is wasted and the human beings on those teams are able to fully utilize their intelligence and creativity in pursuit of the organization’s shared objectives.
Slack makes existing software more useful and accessible
As a flexible platform for routing information of all kinds, Slack integrates horizontally with thousands of other applications, from those provided by companies like Google, Salesforce, ServiceNow, Atlassian, and Dropbox to the proprietary line-of-business applications developed by organizations for their own internal use. This functionality enables users to securely interact with all of these applications in one familiar user interface. We enable organizations that use Slack to get more out of their software investment.
Slack drives increased organizational agility
As a new layer of business technology that brings together an organization’s people, applications, and data, Slack improves organizational alignment. In a December 2018 survey that we conducted with more than a thousand U.S.-based users who had been using Slack for at least one month, which we refer to as our 2018 Survey, 87% reported that Slack improved communication and collaboration inside their organization.
Summary of Key Benefits
Working in Slack provides several key benefits to users, teams, and organizations and to our platform ecosystem:

•
People love using Slack and that leads to high levels of engagement. Slack is enterprise software created with an eye for user experience usually associated with consumer products. We believe that the more simple, enjoyable, and intuitive the product is, the more people will want to use it. As a result, teams benefit from the aggregated attention that happens when all members of a team are engaged in a single collaboration tool.

•
Slack increases an organization’s “return on communication.” Moving to channel-based communication increases accessibility of communication, which in turn increases transparency and breaks down silos. The organization benefits from increased coordination and alignment from a given amount of communication, with no additional effort in the form of status reports, update meetings, and so on.

•
Slack increases the value of existing software investment. Integration with Slack increases both the accessibility of information inside applications and the response times for many basic actions. Because Slack users can do virtually everything on Slack on mobile that they can do on desktop, they do not need to have dozens of work applications on their mobile devices to be able to make lightweight use of those applications on the go.

•
An organization’s archive of data increases in value over time. As teams continue to use Slack, they build a valuable resource of widely accessible information. Important messages are surrounded by useful context and users can see how fellow team members created and worked with the information and arrived at a decision. New employees can have instant access to the information they need to be effective whenever they join a new team or company. Finally, the content on Slack is available through powerful search and discovery tools, powered by machine learning, which improve through usage.

•
Slack helps organizations improve culture and employees’ feelings of empowerment. When every member of a team learns from, and contributes towards, common goals, people feel they have greater influence over the ultimate outcomes of their work. By keeping all team members in the information flow, we believe that Slack increases this sense that members of a team can have an impact and make a difference and that creates greater team cohesion and increases motivation.

•
Slack helps achieve organizational agility. Slack’s channels immerse workers directly into the dynamic and evolving communication, decision making, and data flow that defines modern work. Because workers have both more access to data updated in real time and more context for that data, they are better able to quickly react and adjust work streams in response to new business priorities or changing conditions while staying in alignment with one another.

•
Developers are better able to reach and deliver value to their customers. Slack has aggregated hundreds of thousands of organizations on one platform and made it easier for developers to distribute their software to any Slack-using organization. By making information from their applications available and allowing users to perform key actions through a whole new interface, developers can make their customers happier and more engaged.

We believe that whoever makes it easiest for teams to function with agility and cohesion in an ever more complex world will be the most important software company in the world. We aim to be that company.
Our Business Model
From the outset, our go-to-market strategy has centered around offering an exceptional product and level of service to organizations on Slack. We offer a self-service approach, for both free and paid subscriptions to Slack, which capitalizes on strong word-of-mouth adoption and customer love for our brand. Since 2016, we have augmented our approach with a direct sales force and customer success professionals who are focused on driving successful adoption and expansion within organizations, whether on a free or paid subscription plan.
We define daily active users as users who either created or consumed content in a given 24-hour period on either a free or paid subscription plan. We define an organization on Slack as a separate entity, such as a company, educational or government institution, or distinct business unit of a company, that is on a subscription plan, whether free or paid. Once an organization has three or more users on a paid subscription plan, we count them as a Paid Customer.
Our user base has grown rapidly since our launch in 2014. During the three months ended January 31, 2019, our daily active users exceeded 10 million. As of January 31, 2019, Slack had more than 600,000 organizations with three or more users, comprised of:

•	More than 88,000 Paid Customers, including more than 65 companies in the Fortune 100; and

•	More than 500,000 organizations on our Free subscription plan.
Many of our Paid Customers have thousands of active users and our largest Paid Customers have tens of thousands of employees using Slack on a daily basis.
Our users, whether on a free or paid subscription plan, are highly engaged, and their collective active use of Slack for the week ended January 31, 2019 exceeded 50 million hours. During the week ended January 31, 2019, more than 1 billion messages were sent in Slack. During this same time, on a typical workday, users at Paid Customers averaged nine hours connected to Slack through at least one device and spent more than 90 minutes actively using Slack.
Our direct sales and customer success efforts are focused on larger organizations who have a greater number of users and teams and have the potential to increase spend over time. We measure the number of Paid Customers > $100,000 of annual recurring revenue, or ARR, as a gauge of adoption within and expansion into large enterprises. We had 575 Paid Customers >$100,000 of ARR as of January 31, 2019, which accounted for approximately 40% of our revenue in fiscal year 2019.
We generate revenue primarily from the sale of subscriptions for Slack. Paid customers typically pay on a monthly or annual basis, based on the number of users that they have on Slack.

Our revenue was $105.2 million, $220.5 million, and $400.6 million in fiscal years 2017, 2018, and 2019, respectively, representing annual growth of 110% and 82%, respectively. Our growth is global with international revenue representing 34%, 34%, and 36% of total revenue in fiscal years 2017, 2018, and 2019, respectively. We continue to invest in growing our business to capitalize on our market opportunity. As a result, we incurred net losses of $146.9 million, $140.1 million, and $138.9 million in fiscal years 2017, 2018, and 2019, respectively. Our net losses have been decreasing as a percentage of revenue over time as revenue growth has outpaced the growth in operating expenses.
Expansion within organizations on Slack is a significant contributor to our growth. We measure the rate of expansion within our Paid Customer base, both sales-driven and through organic growth, by Net Dollar Retention Rate. Our Net Dollar Retention Rate was 143% as of January 31, 2019. We believe that our Net Dollar Retention Rate is a reflection of the rapid pace of adoption that often occurs as usage spreads within and across teams. We believe that all of these factors will contribute to a high lifetime value of an organization on Slack. For a definition of how we calculate Net Dollar Retention Rate and additional information about our key business metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”
What Sets Us Apart
Singular focus
Our development, design, partnerships, customer engagement, and investments are targeted at realizing the enormity and simplicity of Slack’s singular mission: to make people’s working lives simpler, more pleasant, and more productive. We have no legacy products or competing priorities.
Scale and market leadership
The strength of our market leadership is demonstrated by the scale and growth of our users, the high level of engagement within our user base, our growth within organizations, the breadth of applications that integrate with Slack, and the size of our developer ecosystem.
Strong increasing returns dynamics
As Slack usage increases inside an organization, more value is created for each additional user who might join, as well as for all existing users. We believe shared channels between organizations will increase the value of the overall Slack network for each new organization that joins as well as for all existing network members. Slack also generates more value for developers as more users and more organizations join Slack, and users and organizations are more attracted to Slack as more apps are integrated into or built on our platform.
Customer love leading to stickiness and organic expansion
People love using Slack and many become advocates for wider use inside of their organizations. They also tend to recommend Slack when they switch jobs or join organizations that are not yet using Slack. This customer love is a source of growth that is exceptional in enterprise software.
Differentiated go-to-market strategy
Organic growth is generated as users realize the benefits of Slack. This growth enables us to attract new and prospective organizations through a highly effective self-service customer engagement model for free and paid subscription plans. We complement our self-service strategy with a focused direct sales effort and our customer success teams work to broaden adoption of Slack into wider-scale deployments.

Customer-centricity as the fundamental tenet of our company
We build our software and user interface around the real needs of human beings. We focus maniacally on customer support for free and paid subscription plans and treat it as a critical and strategic imperative for our company. We believe people should leave every interaction with a Slack representative feeling that they have been heard, respected, and helped by a human being who truly understands Slack.
Market Opportunity
We believe everyone whose working life is mediated by email is a potential Slack user. Indeed, because of the universal need for organizational agility and the impact to current and potential organizations on Slack of getting more out of their investment in software, we further believe that the shift to Slack, or services like Slack, is inevitable. We estimate the market opportunity for Slack and other providers of workplace business technology software platforms for communication and collaboration to be $28 billion. As our market and the number of competitors in it is rapidly evolving, our estimates for the size of this market may not be reflective of the actual size of the market.
Growth Strategy
We intend to continue to grow by the following means:
Expand our user base through continuous enhancements to Slack
We will continue a relentless focus on product design and new user experience to reach more users and organizations.
Grow the number of organizations on Slack and increase our paid customers
We believe our market remains underpenetrated and we will continue to expand our marketing and sales efforts to reach more users and organizations and to increase the number of paid customers.
Increase usage within organizations on Slack
We plan to continue to grow use and users within organizations on Slack by increasing our investments in our direct sales force, customer success, and customer experience teams, along with new user education initiatives.
Enable Slack usage across existing and new business networks
Slack’s guest accounts and shared channels features facilitate secure collaboration between companies and we believe adoption of these features will grow significantly in the coming years. We expect the associated network effects will increase the value of Slack both for existing and new organizations on Slack and will be an important factor in our future growth.
Further invest in enterprise capabilities
We intend to increase investments in marketing, expand our field sales team, and continue to build product functionality in order to drive greater adoption of Slack by large organizations.
Invest in international expansion
We plan to open offices and hire sales and customer experience people in additional countries and expand our presence in countries where we already operate.
Grow our application platform and developer ecosystem
We will continue investing to expand the number of developers building applications that integrate with Slack and to make Slack work with an increasing number of third-party and internally developed custom applications.

Leverage artificial intelligence, machine learning and advanced search
We believe that there is a significant opportunity to further streamline people’s working lives by automating workflows, and we intend to continue to invest in our research and development efforts in artificial intelligence, machine learning, and search capabilities.
Estimated Preliminary Results for the Three Months Ended April 30, 2019 (unaudited)
Set forth below are certain estimated preliminary financial results and other key business metrics for the three months ended April 30, 2019. These ranges are based on the information available to us at this time. We have provided ranges, rather than specific amounts, because these results are preliminary. Our actual results may vary from the estimated preliminary results presented here due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the three months ended April 30, 2019 are finalized.
These are forward-looking statements and may differ from actual results. These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with GAAP. Accordingly, you should not place undue reliance on this preliminary data. See the section titled “Special Note Regarding Forward-Looking Statements.” These estimated preliminary results should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial Data and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	April 30, 2018	April 30, 2019
		Low	High
	(Dollars in thousands)
Financial Information:
Revenue	$80,919	$133,800	$134,800
Loss from operations	$(26,328)	$(39,400)	$(38,400)
Calculated Billings	$102,080	$147,700	$149,700
Net Dollar Retention Rate	149%	138%

•
For the three months ended April 30, 2019, we expect revenue to be between $133.8 million and $134.8 million, as compared to revenue of $80.9 million for the three months ended April 30, 2018, an increase of 66% at the midpoint. The increase in revenue was primarily due to expansion within our existing Paid Customers as reflected by our expected Net Dollar Retention Rate of 138% as of April 30, 2019, and the addition of new Paid Customers.

•
For the three months ended April 30, 2019, we expect loss from operations to be between $39.4 million and $38.4 million, as compared to loss from operations of $26.3 million for the three months ended April 30, 2018. The increase in loss from operations reflects an increase in operating expenses to support the growth and expansion of our business and continued investment in product development.

•
For the three months ended April 30, 2019, we expect Calculated Billings to be between $147.7 million and $149.7 million, as compared to Calculated Billings of $102.1 million for the three months ended April 30, 2018, an increase of 46% at the midpoint. The increase in Calculated Billings is primarily due to higher sales of subscriptions to both our existing and new Paid Customers.

The following table reconciles revenue to Calculated Billings:

	Three Months Ended
	April 30, 2018	April 30, 2019
		Low	High
	(In thousands)
Revenue	$80,919	$133,800	$134,800
Add: Total deferred revenue, end of period	146,614	255,773	256,773
Less: Total deferred revenue, beginning of period	(125,453)	(241,873)	(241,873)
Calculated Billings	$102,080	$147,700	$149,700

•
As of April 30, 2019, we expect our Net Dollar Retention Rate to be 138%, as compared to our Net Dollar Retention Rate of 149% as of April 30, 2018. The decrease in Net Dollar Retention Rate reflects growth in our base of revenue and our penetration within existing, long-term Paid Customers has increased.

See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and—Non-GAAP Financial Measures” for more information on Calculated Billings and Net Dollar Retention Rate.
This data has been prepared by, and is the responsibility of, management. Our independent registered public accounting firm, KPMG LLP, has not audited, reviewed, or performed any procedures with respect to the estimated preliminary financial results. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.
Risk Factors Summary
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors.” These risks include, but are not limited to, the following:

•	We have a limited operating history, which makes it difficult to forecast our revenue and evaluate our business and future prospects.

•	We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve and, if achieved, maintain profitability.

•	We have experienced rapid growth in recent periods and our recent growth rates may not be indicative of our future growth.

•	If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.

•
We may experience quarterly fluctuations in our results of operations due to a number of factors that make our future results difficult to predict and could cause our results of operations to fall below analyst or investor expectations.

•	Real or perceived errors, failures, vulnerabilities, or bugs in Slack could harm our business, results of operations, and financial condition.

•
The market and software categories in which we participate are competitive, new, and rapidly changing, and if we do not compete effectively with established companies as well as new market entrants our business, results of operations, and financial condition could be harmed.

•
If we are unable to attract new users and organizations, convert users of and organizations on our free version into paid customers, grow or maintain our Net Dollar Retention Rate, expand usage within organizations on Slack, and sell premium subscription plans or develop new features, integrations, capabilities, and enhancements that achieve market acceptance, our revenue growth and profitability will be harmed.

•
Our ability to introduce new features, integrations, capabilities, and enhancements is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, or if our research and development investments do not translate into material enhancements to Slack, we may not be able to compete effectively and our business, results of operations, and financial condition may be harmed.

•
If there are interruptions or performance problems associated with the technology or infrastructure used to provide Slack, organizations on Slack may experience service outages, other organizations may be reluctant to adopt Slack, and our reputation could be harmed.

•
A security incident may allow unauthorized access to our systems, networks, or data or the data of organizations on Slack, harm our reputation, create additional liability, and harm our financial results.

•
Any actual or perceived failure by us to comply with privacy, data protection, information security, consumer privacy, data residency, or telecommunications laws, regulations, government access requests, and obligations in one or multiple jurisdictions could result in proceedings, actions, or penalties against us and could harm our business and reputation. These laws are uncertain, evolving, and interpreted and applied in different ways in different countries and, as a result, our legal obligations in different countries, and our efforts to comply with those legal obligations, may be inadequate or in conflict.

•	Our listing differs significantly from an underwritten initial public offering.

•	The public price of our Class A common stock may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly.

•
The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the listing of our Class A common stock on the NYSE, including our directors, executive officers and their respective affiliates, who will hold in the aggregate          % of the voting power of our capital stock upon the effectiveness of the registration statement of which this prospectus forms a part. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

•
None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Class A common stock in the public markets or the perception that sales might occur, could cause the market price of our Class A common stock to decline.

Channels for Disclosure of Information
Investors, the media, and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, blog posts on our website, press releases, public conference calls, webcasts, our twitter feed (@SlackHQ), our Facebook page, and our LinkedIn page.
The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Corporate Information
We were incorporated in 2009 as Tiny Spec, Inc., a Delaware corporation. Later in 2009, we changed our name to Tiny Speck, Inc. and, in 2014, we changed our name to Slack Technologies, Inc. Our principal executive offices are located at 500 Howard Street, San Francisco, California 94105, and our telephone number is (855) 980-5920. Our website address is www.slack.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.
“Slack” is our registered trademark in the United States, Australia, Brazil, Canada, the European Union, Japan, Mexico, New Zealand, Russia, and South Korea. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.
Emerging Growth Company
The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly-public companies that qualify as “emerging growth companies.” We are an “emerging growth company” within the meaning of the JOBS Act. As an “emerging growth company,” we intend to take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an “emerging growth company.”
In addition, under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to avail ourselves of this exemption from new or revised accounting standards. Accordingly, we will not be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”
We will remain an “emerging growth company” until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the listing of our Class A common stock on the NYSE.
For certain risks related to our status as an “emerging growth company,” see the section titled “Risk Factors—Risks Related to Our Business—We are an ‘emerging growth company,’ and the reduced disclosure requirements applicable to ‘emerging growth companies’ may make our Class A common stock less attractive to investors.”

SUMMARY CONSOLIDATED FINANCIAL DATA AND OTHER DATA
The following tables summarize our consolidated financial data and other data. The summary consolidated statements of operations data for the years ended January 31, 2017, 2018, and 2019 and consolidated balance sheet data as of January 31, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary consolidated financial data and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended January 31,
	2017	2018	2019
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$105,153	$220,544	$400,552
Cost of revenue(1)	15,517	26,364	51,301
Gross profit	89,636	194,180	349,251
Operating expenses:
Research and development(1)	96,678	141,350	157,538
Sales and marketing(1)	104,006	140,188	233,191
General and administrative(1)	37,455	56,493	112,730
Total operating expenses	238,139	338,031	503,459
Loss from operations	(148,503)	(143,851)	(154,208)
Other income (expense), net	1,749	4,581	16,146
Loss before income taxes	(146,754)	(139,270)	(138,062)
Provision for income taxes	155	793	840
Net loss	(146,909)	(140,063)	(138,902)
Net income (loss) attributable to noncontrolling interest(2)	(45)	22	1,781
Net loss attributable to Slack	(146,864)	(140,085)	(140,683)
Less: Deemed dividends to preferred stockholders	—	40,883	—
Net loss attributable to Slack common stockholders	$(146,864)	$(180,968)	$(140,683)
Basic and diluted net loss per share:
Net loss per share attributable to Slack common stockholders, basic and diluted(3)	$(1.28)	$(1.47)	$(1.16)
Weighted-average shares used in computing net loss per share attributable to Slack common stockholders, basic and diluted(3)	114,887	122,865	121,732
Pro forma net loss per share attributable to Slack common stockholders, basic and diluted (unaudited)(3)			$(0.27)
Weighted-average shares used in computing pro forma net loss per share attributable to Slack common stockholders, basic and diluted (unaudited)(3)			517,493

__________________

(1)	Includes stock-based compensation as follows:

	Year Ended January 31,
	2017	2018	2019
	(In thousands)
Cost of revenue	$630	$491	$732
Research and development	34,546	35,260	9,948
Sales and marketing	9,744	8,044	2,677
General and administrative	5,171	4,288	9,775
Total stock-based compensation	$50,091	$48,083	$23,132
Stock-based compensation for fiscal years 2017, 2018, and 2019 included compensation expense of $26.5 million, $0, and $14.8 million, respectively, related to secondary sales of common stock by certain of our current and former employees and $8.0 million, $39.4 million, and $0, respectively, related to cash payments attributable to tender offers and repurchases for our outstanding common stock.

(2)
Our consolidated financial statements include our majority-owned subsidiary, Slack Fund L.L.C., or Slack Fund. The ownership interest of minority investors in Slack Fund is recorded as a noncontrolling interest.

(3)
See note 10 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share attributable to Slack common stockholders and pro forma basic and diluted net loss per share attributable to Slack common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	As of January 31, 2019
	Actual	Pro Forma(1)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$841,071	$841,071
Working capital	650,324	650,324
Total assets	1,198,956	1,198,956
Total deferred revenue	241,873	241,873
Convertible preferred stock	1,392,101	—
Total stockholders’ equity	841,606	841,606
__________________

(1)
The pro forma column in the consolidated balance sheet data table above reflects (a) the automatic conversion of all outstanding shares of our convertible preferred stock into 373,371,712 shares of Class B common stock as if such conversion had occurred on January 31, 2019, (b) the vesting and settlement of 22,388,531 restricted stock units, or RSUs, for which the service-based condition was fully satisfied as of January 31, 2019 and for which we expect the performance vesting condition to be satisfied upon the listing and public trading of our Class A common stock on the NYSE, and (c) stock-based compensation of $157.5 million associated with outstanding RSUs as of January 31, 2019 for which we expect the performance vesting condition to be satisfied upon the listing and public trading of our Class A common stock on the NYSE. Payroll taxes and other withholding obligations have not been included in the pro forma column. For additional information, see Note 1 to our consolidated financial statements included elsewhere in this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Impacts of Stock-Based Compensation.”

Key Business Metrics
We review the following key business metrics to measure our performance, identify trends, formulate financial projections, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies who may calculate similarly-titled metrics in a different way.

	As of January 31,
	2017	2018	2019
Paid Customers	37,000	59,000	88,000
Paid Customers >$100,000	135	298	575
Net Dollar Retention Rate	171%	152%	143%

For additional information about our key business metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”
Non-GAAP Financial Measures
In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the below non-GAAP measures are useful in evaluating our operating performance. We use the below non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes.

	Year Ended January 31,
	2017	2018	2019
	(In thousands)
Calculated Billings	$143,390	$289,013	$516,972

Free Cash Flow	$(114,038)	$(57,661)	$(97,239)
Tender offer payments and repurchases deemed compensation (1)	8,033	39,374	—
Adjusted Free Cash Flow	$(106,005)	$(18,287)	$(97,239)
__________________

(1)
In fiscal years 2017 and 2018, we made cash payments of $8.0 million and $39.4 million, respectively, attributable to tender offers and repurchases for our outstanding common stock, which was accounted for as compensation. Adjusted Free Cash Flow has been shown here as adjusted for these cash payments. We have adjusted our Free Cash Flow for these payments because we do not expect them to occur when we are a public company so we believe that this provides greater comparability across periods.

For additional information and reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be harmed. In that event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Business
We have a limited operating history, which makes it difficult to forecast our revenue and evaluate our business and future prospects.
We launched Slack publicly in 2014 and much of our growth has occurred in recent periods. As a result of our limited operating history, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. Additionally, the sales cycle for the evaluation and implementation of our paid versions, Standard and Plus, which typically ranges from a single day to multiple months, and of Enterprise Grid, which typically extends for multiple months, may also cause us to experience a delay between increasing operating expenses and the generation of corresponding revenue, if any. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors, causing our business to suffer and our Class A common stock price to decline.
We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve and, if achieved, maintain profitability.
We have incurred significant net losses in each year since our inception, including net losses of $146.9 million, $140.1 million, and $138.9 million in fiscal years 2017, 2018, and 2019, respectively. We expect to continue to incur net losses for the foreseeable future and we may not achieve or maintain profitability in the future. Because the market for Slack, and the features, integrations, and capabilities we offer on Slack, is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses to significantly increase over the next several years as we hire additional personnel, particularly in sales and marketing, expand our partnerships, operations, and infrastructure, both domestically and internationally, continue to enhance Slack and develop and expand its features, integrations and capabilities, and expand and improve our application programming interfaces, or APIs. We also intend to continue to build and enhance Slack through both internal research and development as well as selectively pursuing acquisitions that can uniquely contribute to Slack’s capabilities. In addition, as we grow and become a public company, we will incur additional significant legal, accounting, and other expenses that we did not incur as a private company. If our revenue does not increase to offset the expected increases in our operating expenses, we will not be profitable in future periods. In future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including any failure to increase the number of organizations on Slack, increase our number of paid customers, or grow or maintain our Net Dollar Retention Rate, a decrease in the growth of our overall market, our failure, for any reason, to continue to capitalize on growth opportunities, slowing demand for Slack, additional regulatory burdens, or increasing competition. As a result, our past financial performance may not be indicative of our future performance. Any failure by us to achieve or sustain profitability on a consistent basis could cause the value of our Class A common stock to decline.
We have experienced rapid growth in recent periods and our recent growth rates may not be indicative of our future growth.
We have experienced rapid growth in recent periods. Our revenue was $105.2 million, $220.5 million, and $400.6 million for the years ended January 31, 2017, 2018, and 2019, respectively, representing annual growth of 110% and 82%, respectively. In future periods, we may not be able to sustain revenue growth consistent with recent history, or at all. Further, as we operate in a new and rapidly changing category of software, widespread acceptance and use of

Slack is critical to our future growth and success. We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

•	attract new users and organizations;

•	provide excellent customer experience;

•	grow or maintain our Net Dollar Retention Rate, expand usage within organizations on Slack, and sell premium versions of Slack;

•	convert users of and organizations on our free version into paid customers;

•	introduce and grow adoption of Slack in new markets outside of the United States;

•	expand usage of Slack between organizations through shared channels;

•	achieve widespread acceptance and use of Slack;

•	adequately expand our sales force;

•	expand the features and capabilities of Slack, including through the creation and use of additional integrations;

•	maintain the security and reliability of Slack;

•	comply with existing and new applicable laws and regulations;

•	price Slack effectively so that we are able to attract and retain paid customers without compromising our profitability;

•	successfully compete against established companies and new market entrants, as well as existing software tools; and

•	increase awareness of our brand on a global basis.
If we are unable to accomplish any of these tasks, our revenue growth will be harmed. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations, and financial condition will be harmed, and we may not be able to achieve or maintain profitability. We have also encountered in the past, and expect to encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly evolving industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our growth rates may slow and our business would suffer. Further, our rapid growth may make it difficult to evaluate our future prospects.
If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.
We have experienced, and expect to continue to experience, rapid growth, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. For example, our headcount has grown from 716 employees as of January 31, 2017 to 1,502 employees as of January 31, 2019. We have established international offices, including offices in Australia, Canada, Ireland, India, Japan, and the United Kingdom, and we plan to continue to expand our international operations into other countries in the future. We have also experienced significant growth in the number of users, organizations on Slack and integrations, and in the amount of data that Slack supports. Additionally, our organizational structure is becoming more complex as we scale our operational, financial and management controls as well as our reporting systems and procedures.
To manage growth in our operations and personnel, we will need to continue to grow and improve our operational, financial, and management controls and our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our culture, which has been central to our growth so far. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our management, customer experience, research and development, sales and marketing, administrative, financial, and other resources. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of Slack may suffer, which could negatively affect our brand and reputation and harm our ability to attract users, employees, and organizations, and to grow or maintain our Net Dollar Retention Rate.
In addition, as we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction. As our paid customer base continues to grow, we will need to expand our account management, customer service and other personnel, our partners, our features, and our security offerings to provide personalized account management and customer service as well as personalized features, integrations and capabilities. If we are not able to continue to provide high levels of customer service, our reputation, as well as our business, results of operations, and financial condition, could be harmed.
We may experience quarterly fluctuations in our results of operations due to a number of factors that make our future results difficult to predict and could cause our results of operations to fall below analyst or investor expectations.
Our quarterly results of operations may fluctuate from quarter to quarter as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:

•	the level of demand for Slack;

•	our ability to grow or maintain our Net Dollar Retention Rate, expand usage within organizations on Slack, and sell premium versions of Slack;

•	our ability to convert users of and organizations on our free version into paid customers;

•
the timing and success of new features, integrations, capabilities, and enhancements by us to Slack or by our competitors to their products or any other change in the competitive landscape of our market;

•	our ability to achieve widespread acceptance and use of Slack;

•	errors in our forecasting of the demand for Slack, which could lead to lower revenue, increased costs or both;

•
the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that we may incur to maintain and expand our business and operations and to remain competitive;

•	the timing of expenses and recognition of revenue;

•	security breaches, technical difficulties, or interruptions to Slack resulting in service level agreement credits;

•	adverse litigation judgments, other dispute-related settlement payments, or other litigation-related costs;

•	regulatory fines;

•	changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;

•	legal and regulatory compliance costs in new and existing markets;

•	the number of new employees added;

•	the timing of the grant or vesting of equity awards to employees, directors, or consultants;

•	pricing pressure as a result of competition or otherwise;

•	seasonal buying patterns for IT spending;

•	fluctuations in foreign currency exchange rates;

•
costs and timing of expenses related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs; and

•	general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability.
Any one or more of the factors above may result in significant fluctuations in our quarterly results of operations. You should not rely on our past results as an indicator of our future performance.
The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other key metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could fall, and we could face costly lawsuits, including securities class action suits.
Real or perceived errors, failures, vulnerabilities, or bugs in Slack could harm our business, results of operations, and financial condition.
The software technology underlying and integrating with Slack is inherently complex and may contain material defects or errors, particularly when new features, integrations, or capabilities are released. Errors, failures, vulnerabilities, or bugs may occur in Slack, especially when updates are deployed or new features, integrations, or capabilities are rolled out. Slack is often used in connection with large-scale computing environments with different operating systems, system management software, integrations, equipment, and networking configurations, which may cause errors or failures, or affect other aspects of the computing environment in which Slack is used. In addition, use of Slack in complicated, large-scale computing environments may expose errors, failures, vulnerabilities, or bugs in Slack or integrations. Any such errors, failures, vulnerabilities, or bugs may not be found until after new features, integrations, or capabilities have been released to organizations on Slack. Furthermore, we will need to ensure that Slack can scale to meet the evolving needs of users and organizations on Slack, particularly as we continue to focus on larger organizations with Enterprise Grid. Real or perceived errors, failures, vulnerabilities, or bugs in Slack could result in negative publicity, loss or leaking of personal data and data of organizations on Slack, loss of or delay in market acceptance of Slack, loss of competitive position, regulatory fines or claims by organizations on Slack for losses sustained by them, all of which could harm our business, results of operations, and financial condition.
The market and software categories in which we participate are competitive, new, and rapidly changing, and if we do not compete effectively with established companies as well as new market entrants our business, results of operations, and financial condition could be harmed.
Slack is a new category of business technology in a rapidly evolving market for software, programs, and tools used by knowledge workers that is intensely competitive, fragmented, and subject to rapidly changing technology, shifting user and customer needs, new market entrants, and frequent introductions of new products and services. We also compete in various segments of the communication, collaboration, and integration software categories. Moreover, we expect competition to increase in the future from established competitors and new market entrants, including established technology companies who have not previously entered the market. Our primary competitor is currently Microsoft Corporation. Our other competitors fall into the following categories: productivity tool and email providers, such as Alphabet Inc. (including Google Inc.); unified communications providers, such as Cisco Systems Inc.; and consumer application companies who have entered the business software market, such as Facebook Inc. We also compete with smaller companies that offer niche or point products that attempt to address certain problems that Slack addresses. We further compete against existing software, programs, and tools, such as email. With the introduction of new technologies, the evolution of Slack, and new market entrants, we expect competition to intensify in the future. Established companies may not only develop their own communication and collaboration solutions, platforms for software integration, and secure repositories of information and data, but also acquire or establish product integration, distribution, or other cooperative relationships with our current competitors. For example, while we currently partner with Atlassian Corporation PLC, Google Inc., Okta, Inc., Oracle Corporation, ServiceNow, Inc., salesforce.com, inc., SAP SE, Workday, Inc., and Zoom Video Communications, Inc., among others, they may develop and introduce products that directly or indirectly compete with Slack. New competitors or alliances among competitors may emerge and rapidly acquire significant market share due to factors such as greater brand name recognition, a larger existing user and/or customer base, superior product offerings, a larger or more effective sales organization, and significantly greater financial, technical, marketing, and other resources and experience. We also compete with niche companies that offer specific point solutions in the communication, collaboration and data use markets, normally focused on specific industries, geographies, or specific use cases, which attempt to address certain of the problems that Slack addresses. In addition, with the recent increase in large merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, there is a greater likelihood that we will compete with other large technology companies in the future. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Companies resulting from these possible consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.
Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as greater brand name recognition and longer operating histories, larger sales and marketing budgets and resources, broader distribution, and established relationships with independent software vendors, partners, and customers, greater customer experience resources, greater resources to make acquisitions, lower labor, and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical and other resources. Such competitors with greater financial and operating resources may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements.
In addition, some of our larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing Slack, including through selling at zero or negative margins, product bundling, or closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. These larger competitors often have broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Our competitors may also seek to repurpose their existing offerings to provide software, programs, and tools used by knowledge workers with subscription models. Further, some current and potential customers, particularly large organizations, have elected, and may in the future elect, to develop or acquire their own software, programs, and tools used by knowledge workers that would reduce or eliminate the demand for Slack.
Conditions in our market could also change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation, and it is uncertain how our market will evolve. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with Slack. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer customers, reduced revenue, gross profit, and gross margins, increased net losses, and loss of market share. Any failure to meet and address these factors could harm our business, results of operations, and financial condition.
If we are unable to attract new users and organizations, convert users of and organizations on our free version into paid customers, grow or maintain our Net Dollar Retention Rate, expand usage within organizations on Slack, and sell premium subscription plans or develop new features, integrations, capabilities, and enhancements that achieve market acceptance, our revenue growth and profitability will be harmed.
To increase our revenue and achieve and maintain profitability, we must add new users and organizations, convert users of and organizations on our free version into paid customers, grow or maintain our Net Dollar Retention Rate, expand usage within organizations on Slack, and sell premium subscription plans. We encourage organizations on our free version to upgrade to paid versions of Slack and paid customers of Standard to upgrade to our premium subscription plans, Plus or Enterprise Grid, through in-product prompts and notifications, by recommending additional features and by providing customer support that explains the additional capabilities of our paid and premium plans. Additionally, we seek to expand within organizations on Slack by adding new users, having organizations on our Free or Standard subscription plan upgrade to our premium plans, or expanding the use of Slack into other departments within an organization already on Slack. We often see enterprise decision-makers deciding to adopt Slack after noticing substantial organic adoption by individuals and teams within the organization. While we have experienced significant growth in the number of users on Slack, we do not know whether we will continue to achieve similar user growth rates in the future. Numerous factors, however, may impede our ability to add new users and organizations, convert users of and organizations on our free version into paid customers, grow and maintain our Net Dollar Retention Rate, expand usage within organizations on Slack, and sell premium subscription plans, including our inability to convert organizations using our free version into paid customers, failure to attract and effectively train new sales and marketing personnel, especially as we increase our sales efforts, failure to retain and motivate our current sales and marketing personnel, failure to develop or expand relationships with partners, failure to successfully deploy new features, integrations, and capabilities for organizations on Slack and provide quality customer experience, or failure to ensure the effectiveness of our marketing programs. Additionally, increasing our sales to large organizations requires increasingly sophisticated and costly sales efforts targeted at senior management and other personnel. If our efforts to sell to large organizations and organizations of all sizes are not successful or do not generate additional revenue, our business would suffer. See also “—Failure to effectively develop and expand our direct sales capabilities could harm our ability to increase the number of organizations on Slack and achieve broader market acceptance of Slack.”
Our ability to attract new users and organizations and increase revenue from existing paid customers depends in large part on our ability to continually enhance and improve Slack and the features, integrations, and capabilities we offer, and to introduce compelling new features, integrations, and capabilities that reflect the changing nature of our market in order to maintain and improve the quality and value of Slack, which depends on our ability to continue investing in research and development and in our ongoing efforts to improve and enhance Slack. The success of any enhancement to Slack depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies, and overall market acceptance. Any new features, integrations, and capabilities that we develop may not be introduced in a timely or cost-effective manner, may contain errors, failures, vulnerabilities, or bugs, or may not achieve the market acceptance necessary to generate significant revenue. We must also convince developers to adopt and build on Slack. We believe that these developer-built integrations facilitate greater usage and customization of Slack and the features, integrations, and capabilities enhance user experience. If these developers stop developing on or supporting Slack, we will lose the benefits that have contributed to the growth in the number of organizations and users on Slack, and our business, results of operations, and financial condition could be harmed. If we are unable to successfully develop new features, integrations, and capabilities to enhance Slack to meet requirements of organizations on Slack, especially as we continue to grow and enhance Enterprise Grid, or otherwise gain widespread market acceptance, our business, results of operations, and financial condition would be harmed.
Moreover, our business is subscription based, and organizations are not obligated to and may not renew their subscriptions after their existing subscriptions expire. Many of our subscriptions are sold for a one-year term, though some organizations choose a month-to-month subscription plan or multi-year subscription plan. While many of our subscriptions provide for automatic renewal, organizations have no obligation to renew a subscription after the expiration of the term, and we cannot ensure that organizations will renew subscriptions with a similar contract period, with the same or greater number of users, or for the same subscription plan or upgrade to Plus or Enterprise Grid. With our fair billing practices, we may also not earn as much revenue as anticipated if the actual numbers of users in a paid customer decreases during the subscription period. Organizations may or may not renew their subscriptions as a result of a number of factors, including their satisfaction or dissatisfaction with Slack or services, our pricing or pricing structure, the pricing or capabilities of the products and services offered by our competitors, the effects of economic conditions, or reductions in our paid customers’ spending levels. In the past, few of our paid customers have elected to downgrade or not to renew agreements with us, but it is difficult to accurately predict long-term Net Dollar Retention Rates. If organizations do not renew their subscriptions, renew on less favorable terms or fail to add more users, or if we fail to upgrade organizations on our Free or Standard subscription plan to our premium subscription plans, Plus and Enterprise Grid, or expand within organizations on Slack, our revenue may decline or grow less quickly than anticipated, which would harm our business, results of operations, and financial condition.
Additionally, organizations can and do subscribe to multiple subscription plans simultaneously for a variety of reasons. For example, many of our customers are large enterprises with distributed procurement processes where different buyers, departments or affiliates make their own purchasing decisions based on distinct product features or separate budgets. Companies who are existing Slack customers may also acquire another organization that is already on a Slack subscription plan or complete a reorganization or spin-off transaction that results in an organization subscribing to multiple subscription plans. If organizations that subscribe to multiple subscription plans decide not to consolidate all of their subscription plans into an Enterprise Grid subscription for the entire organization or decide to downgrade to lower priced or free subscription plans, our revenue may decline or grow less quickly than anticipated, which would harm our business, results of operations, and financial condition. Having organizations on multiple subscription plans also makes it more difficult to accurately predict long-term Net Dollar Retention Rates.
Our ability to introduce new features, integrations, capabilities, and enhancements is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, or if our research and development investments do not translate into material enhancements to Slack, we may not be able to compete effectively and our business, results of operations, and financial condition may be harmed.
To remain competitive, we must continue to develop new features, integrations, capabilities, and enhancements to Slack. This is particularly true as we further expand and diversify our capabilities to address additional applications and markets. For example, in September 2017, we introduced a new beta feature, shared channels, which facilitates secure collaboration between companies. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. If we are unable to develop features, integrations, and capabilities internally due to certain constraints, such as employee turnover, lack of management ability, or a lack of other research and development resources, our business may be harmed.
Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling features, integrations, capabilities, and enhancements and generate revenue, if any, from such investment. Additionally, anticipated demand for a feature, integration, capability, or enhancement we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such feature, integration, capability, or enhancement. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of features, integrations, and capabilities that are competitive, it would harm our business, results of operations, and financial condition.
Further, many of our competitors expend a considerably greater amount of funds on their respective research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors and may harm our business, results of operations, and financial condition.
If there are interruptions or performance problems associated with the technology or infrastructure used to provide Slack, organizations on Slack may experience service outages, other organizations may be reluctant to adopt Slack, and our reputation could be harmed.
Our continued growth depends, in part, on the ability of existing and potential organizations on Slack to access Slack 24 hours a day, seven days a week, without interruption or degradation of performance. We have in the past and may in the future experience disruptions, data loss, outages, and other performance problems with our infrastructure due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial-of-service attacks, ransomware attacks, or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems immediately or in short order. We may not be able to maintain the level of service uptime and performance required by organizations on Slack, especially during peak usage times and as our user traffic and number of integrations increase. For example, we have experienced intermittent connectivity issues and product issues in the past, including those that have prevented many organizations on Slack and their users from accessing Slack for a period of time. If Slack is unavailable or if organizations are unable to access Slack within a reasonable amount of time, or at all, our business would be harmed. Since organizations on Slack rely on Slack to communicate, collaborate, and access and complete their work, which in many cases includes entire organizations that complete substantially all of their work functions on Slack, any outage on Slack would impair the ability of organizations on Slack and their users to perform their work, which would negatively impact our brand, reputation, and customer satisfaction, and could give rise to legal liability under our service level agreements with paid customers.
Moreover, we depend on services from various third parties to maintain our infrastructure, including Amazon Web Services, or AWS. If a service provider fails to provide sufficient capacity to support Slack or otherwise experiences service outages, such failure could interrupt access to Slack by users and organizations, which could adversely affect their perception of Slack’s reliability and our revenue and harm the businesses of organizations on Slack. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of Slack. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of Slack until equivalent technology is either developed by us or, if available from another provider, is identified, obtained, and integrated into our infrastructure. If we do not accurately predict our infrastructure capacity requirements, organizations on Slack could experience service shortfalls. We may also be unable to effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology.
Any of the above circumstances or events may harm our reputation, cause organizations on Slack to terminate their agreements with us, impair our ability to obtain subscription renewals from organizations on Slack, impair our ability to grow the base of users and organizations on Slack, subject us to financial penalties and liabilities under our service level agreements with our paid customers, and otherwise harm our business, results of operations, and financial condition.
A security incident may allow unauthorized access to our systems, networks, or data or the data of organizations on Slack, harm our reputation, create additional liability, and harm our financial results.
Increasingly, companies are subject to a wide variety of attacks on their systems on an ongoing basis. In addition to threats from traditional computer “hackers,” malicious code (such as malware, viruses, worms, and ransomware), employee theft or misuse, password spraying, phishing, credential stuffing, and denial-of-service attacks, we also face threats from sophisticated organized crime, nation-state, and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risks to Slack, our internal systems and our partners’ systems, as well as the systems of organizations on Slack and the information that they store and process. Third parties may attempt to fraudulently induce employees, users, or organizations into disclosing sensitive information such as user names, passwords, or other information or otherwise compromise the security of our internal electronic systems, networks, and/or physical facilities in order to gain access to our data or the data of organizations on Slack, which could result in significant legal and financial exposure, a loss of confidence in the security of Slack, interruptions or malfunctions in our operations, and, ultimately, harm to our future business prospects and revenue. Users or organizations on Slack may also disclose or lose control of their API keys, secrets, or passwords, or use the same or similar secrets or passwords on third parties’ systems, which could lead to unauthorized access to their accounts and data within Slack (arising from, for example, an independent third-party data security incident that compromises those API keys, secrets, or passwords). Further, if a channel is shared between paid customers or workspaces, the above risks, vulnerabilities, and threats may be “inherited” or transferred from one paid customer or workspace to another. Despite significant efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks, especially where they are attributable to the behavior of independent third parties beyond our control. The security measures we have implemented or integrated into Slack and our internal systems and networks (including measures to audit third-party and custom applications), which are designed to detect unauthorized activity and prevent or minimize security breaches, may not function as expected or may not be sufficient to protect Slack and our internal systems and networks against certain attacks. For instance, for a period of approximately four days in March 2015, a security incident occurred in which unauthorized third parties had access to information maintained by us that included user names, email addresses, encrypted passwords, and information that users may have optionally added to their profiles, such as phone numbers. We are not aware of any material impact on any organizations that resulted from the incident. In addition, techniques used to sabotage or to obtain unauthorized access to systems and networks in which data is stored or through which data is transmitted change frequently and generally are not recognized until launched against a target. As a result, it may not be possible for us to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into our systems and networks and we may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in systems, network, or data security. Our board of directors has primary responsibility for overseeing cybersecurity risk management. For more information, see “Management—Role of Board of Directors in Risk Oversight.”
The storage, transmittal, and use of data by organizations on Slack concerning, among others, their employees, contractors, customers, and partners is essential to their use of Slack, which stores, transmits, and processes their sensitive and proprietary information, including business strategies, financial and operational data, personal or identifying information, and other related data. Security breaches impacting Slack or integrations on Slack could result in a risk of loss, unavailability, or unauthorized disclosure of this information, which, in turn, could lead to litigation, governmental audits, and investigations and possible liability (including regulatory fines), damage our relationships with existing users and organizations on Slack, and have a negative impact on our ability to attract new users and organizations and to grow or maintain our Net Dollar Retention Rate. Furthermore, any such breach, including a breach of the systems or networks of our partners or organizations on Slack, could compromise our systems or networks, creating system disruptions or slowdowns and exploiting security vulnerabilities of our networks or the networks of our partners and organizations on Slack, and the information stored on our network or the networks of our partners and organizations on Slack could be accessed, publicly disclosed, altered, lost, or stolen, which could subject us to liability and cause us financial harm. In addition, a breach of the security measures of one of our partners could result in the destruction, modification, or exfiltration of confidential corporate information, or other data that may provide additional avenues of attack. These breaches, or any perceived breach, of our systems or networks or the systems of our partners or organizations on Slack, whether or not any such breach is due to a vulnerability in Slack, may also undermine confidence in Slack or our industry and result in damage to our reputation, negative publicity, loss of users, organizations on Slack, partners, and sales, increased costs to remedy any problem, and costly litigation or regulatory fines.
We maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be available or adequate for all liabilities that might actually be incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Further, if a high-profile security breach occurs with respect to another software company with communication, collaboration, data collection, and integrations, our users and potential users could lose trust in the security of such solutions providers generally, which could adversely impact our ability to attract organizations to Slack or grow or maintain our Net Dollar Retention Rate.
Any actual or perceived failure by us to comply with privacy, data protection, information security, consumer privacy, data residency, or telecommunications laws, regulations, government access requests, and obligations in one or multiple jurisdictions could result in proceedings, actions, or penalties against us and could harm our business and reputation. These laws are uncertain, evolving, and interpreted and applied in different ways in different countries and, as a result, our legal obligations in different countries, and our efforts to comply with those legal obligations, may be inadequate or in conflict.
The use and storage of data, files, and information by organizations on Slack concerning, among others, their employees, contractors, customers, and partners is essential to their use of Slack. We have implemented various features, integrations, and capabilities as well as contractual obligations intended to enable and encourage organizations on Slack to comply with applicable privacy and security requirements in their collection, use, and transmittal of data using Slack, but these features do not ensure their compliance and may not be effective against all potential privacy concerns. In addition, we are subject to certain contractual obligations regarding the collection, use, storage, transfer, disclosure, and/or processing of personal data.
Around the world, there are numerous lawsuits and regulatory proceedings in process against various technology companies that process personal data. If those lawsuits or regulatory proceedings are successful, it could increase the likelihood that we may be exposed to liability for our own policies and practices concerning the processing of personal data and could hurt our business. Privacy, security, or data protection concerns, whether or not valid, may inhibit market adoption of Slack. For instance, Slack currently only utilizes AWS data centers located in the United States but certain organizations, or categories of organizations, may limit their adoption or use of Slack unless we also utilize local AWS data centers, such as data centers in Europe, Asia, and Latin America. Additionally, concerns about privacy, security, or data protection may result in the adoption of new legislation that restricts the implementation of technologies like ours or requires us to make modifications to Slack, which could significantly limit the adoption and deployment of our technologies or result in significant expense to us. Many jurisdictions have enacted or are considering enacting privacy and/or data security legislation, including laws and regulations applying to the collection, use, storage, transfer, disclosure, and/or processing of personal data. Such laws may include data residency or data localization requirements, which generally require that certain types of data collected within a certain country be stored and processed within that country and/or data export restrictions, or international transfer laws which prohibit or impose conditions upon the transfer of such data from one country to another. In addition, some jurisdictions have recently enacted or are currently considering enacting laws requiring online service providers to be able to decrypt encrypted content stored as part of their service, which may limit deployment and adoption of Slack. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the operations of organizations on Slack may limit the use and adoption of Slack and reduce overall demand for Slack. Moreover, the existence and need to comply with such privacy and data security laws could impact our ability to offer Slack in certain markets without taking additional compliance steps (including the use of local data centers) or in general. Further, these privacy and data security related laws and regulations are evolving and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions and impose regulatory challenges on our business. For instance, evolving and changing definitions of what constitutes “Personal Information” and “Personal Data” within the European Union, the United States, and elsewhere, especially relating to classification of IP addresses, machine, or device identification numbers, location data, and other information, may limit or inhibit our ability to operate or expand our business.
Although we continually work to comply with federal, state, and foreign laws and regulations, industry standards, contractual obligations, and other legal obligations that apply to us, such laws, regulations, standards, and obligations are evolving and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices, or the features of Slack. In particular, as a U.S. company we may be obliged to disclose data pursuant to governmental requests under U.S. law. This requirement may make our platform less attractive to users and organizations. Further, compliance with such U.S. governmental requests may be inconsistent with local laws in other countries to which we and organizations on Slack are subject.
Any failure or perceived failure by us to comply with federal, state, or foreign laws or regulations, industry standards, Internet accessibility standards, contractual obligations, or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release, or transfer of personal or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines, and penalties, or adverse publicity and could cause organizations on Slack to lose trust in us, which could have an adverse effect on our reputation and business. For example, fines of up to the greater of €20.0 million and 4% of our global turnover can be imposed for breaches of the E.U.’s General Data Protection Regulation. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business.
We also expect that there will continue to be new proposed laws, regulations, Internet accessibility standards, and industry standards concerning privacy, data protection, and information security in the United States, the European Union, and other jurisdictions, and we cannot yet determine the impact such future laws, regulations, and standards may have on our business. For example, in June 2018 the State of California enacted the California Consumer Privacy Act, which takes effect on January 1, 2020 and will broadly define personal information, give California residents expanded privacy rights and protections and provide for civil penalties for violations and a private right of action for data breaches. In addition to government activity, privacy advocacy groups, and technology and other industries are considering various new, additional, or different self-regulatory standards that may place additional burdens on us. Future laws, regulations, standards, and other obligations, and changes in the interpretation of existing laws, regulations, standards, and other obligations could impair the ability of us or organizations on Slack to collect, use, or disclose information relating to consumers, which could decrease demand for Slack, increase our operating expenses, and impair our ability to maintain and grow the base of users and organizations on Slack and our revenue. Similarly, such laws could require changes to our technology, operations, and practices. New laws, amendments to, or re-interpretations of existing laws and regulations, industry standards, contractual obligations, and other obligations may require us to incur additional costs and restrict our business operations. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct, and delete personal data stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personal data for certain purposes. If we, or the third parties on which we rely, fail to comply with federal, state, and foreign data privacy laws and regulations, our ability to successfully operate our business and pursue our business goals could be harmed.
Failure by us to comply with applicable laws and regulations, or to protect such data, could result in enforcement actions against us, including fines and public censure, claims for damages by organizations on Slack and other affected persons, damage to our reputation, and loss of goodwill (both in relation to existing and prospective organization on Slack), any of which could harm our business, results of operations, and financial condition.
Since many of the features of Slack involve the processing of personal data or other data of organizations on Slack and their employees, contractors, customers, partners, and others, any inability to adequately address privacy concerns, even if such concerns are unfounded, or to comply with applicable privacy or data security laws, regulations, and policies, could result in liability to us, damage to our reputation, inhibition of sales and to our business. Addressing these concerns could increase the length of our sales cycles. For example, cultural norms around privacy and employee expectations vary country to country and can drive a need to localize or customize certain features of Slack in order to address such varied privacy concerns, which can add cost and time to our development and sales cycles. In some markets, such as Germany, organizations as well as their employees through works councils, must both determine whether Slack is adopted, and organization and employee expectations around privacy do not always align. As a result, concerns by employees with respect to the protection of their privacy rights could affect adoption of Slack.
We publicly post our privacy policies and practices concerning our processing, use and disclosure of the personal data provided to us by users, organizations, and website visitors. Our publication of our privacy policies and other statements we publish that provide promises and assurances about privacy and security can subject us to potential state and federal action, as well as enforcement action in other countries (particularly the European Union) if they are found to omit necessary information, be deceptive, or misrepresentative of our practices. If Slack is perceived to cause, or is otherwise unfavorably associated with, violations of privacy or data security requirements, it may subject us or organizations on Slack to public criticism and potential legal liability. Existing and potential privacy laws and regulations concerning privacy and data security and increasing sensitivity of consumers to unauthorized processing of personal data may create negative public reactions to technologies and products such as ours. This, in turn, may reduce the value of Slack and slow or eliminate the growth of our business.
We may face particular privacy, data security, and data protection risks in Europe particularly due to the new European General Data Protection Regulation.
In relation to transfers of Personal Data out of the European Economic Area, or the EEA, and Switzerland to the United States, we are currently registered for both the E.U.-U.S. and the Swiss-U.S. Privacy Shield programs. There are concerns about the future of Privacy Shield as a data transfer mechanism as it continues to be subject to legal challenges, which, if successful, would require us to ensure that we had alternative data transfer mechanisms. In the interim, if we are investigated by a European data protection authority or the U.S. Federal Trade Commission, or the FTC, and found to have failed to comply with the Privacy Shield programs, we may face fines and other penalties. Any such investigation or charges by European and/or Swiss data protection authorities and/or the FTC could have a negative effect on our existing business and on our ability to attract new users and organizations and to grow or maintain our Net Dollar Retention Rate.
We also use model contractual clauses (or standard contractual clauses) to transfer, and to enable organizations on Slack to transfer, personal data out of Europe. The validity of model clauses is also the subject of litigation. If the E.U.-U.S. Privacy Shield program or the European Commission decisions underpinning the model contractual clauses are invalidated, we will be required to identify and implement other methods to enable compliant data transfers from the EEA and Switzerland to the United States. Such methods may be more costly or not available to us.
Depending on the evolving legal framework, we may find it necessary to establish systems to maintain Personal Data originating from the European Union in the EEA, which may involve substantial expense and may cause us to need to divert resources from other aspects of our business, all of which may adversely affect our business.
In addition, data protection regulation is an area of increased focus and changing requirements. The European Union adopted the General Data Protection Regulation 2016/679, or GDPR, that took effect on May 25, 2018, largely replacing the current data protection laws of each E.U. member state. The GDPR applies to any organization with an establishment in the European Union for data processing purposes as well as to those outside the European Union if they process Personal Data of individuals in the European Union in connection with offering them goods or services or monitoring their behavior. The GDPR enhances data protection obligations for processors and controllers of Personal Data, including, for example, expanded disclosures about how Personal Data is to be used, limitations on retention of information, mandatory data breach notification requirements, and additional obligations on service providers (such as any third parties to whom we may transfer Personal Data). Non-compliance with the GDPR can trigger fines of up to the greater of €20 million and 4% of our global revenue. Given the breadth and depth of changes in data protection obligations, compliance has caused us to expend significant resources, and such expenditures are likely to continue into the future as we continue our compliance efforts and respond to new interpretations and enforcement actions. In addition, separate E.U. laws and regulations (and member states’ implementations thereof) govern the protection of consumers and of electronic communications and these are also evolving. A draft of the new ePrivacy Regulation extends the strict opt-in marketing rules with limited exceptions to business-to-business communications, alters rules on third-party cookies, web beacons, and similar technology and significantly increases penalties. This law, as well as related changes to the European Union’s telecommunications regime, could subject us to additional privacy obligations of the sort that have historically been imposed primarily on telecommunication service providers. We cannot yet determine the impact that such future laws, regulations, and standards may have on our business. Such laws and regulations are often subject to differing interpretations and may be inconsistent among jurisdictions. Further, the obligations imposed by E.U. data protection and related laws may conflict with the obligations imposed by other legal regimes, such as U.S. laws concerning government access to data. We may incur substantial expense in complying with the new obligations to be imposed by the GDPR, and we may be required to make significant changes in our business operations and product development, all of which may adversely affect our revenues and our business overall.
If we are unable to ensure that Slack interoperates with a variety of software applications that are developed by others, including our partners, Slack may become less competitive and our results of operations may be harmed.
Slack must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance Slack to adapt to changes in hardware, software, networking, browser, and database technologies. In particular, we have developed Slack to be able to easily integrate with third-party applications, including the applications of software providers that compete with us as well as our partners, through the interaction of APIs. In general, we rely on the providers of such software systems to allow us access to their APIs to enable these user integrations. We are typically subject to standard terms and conditions for application developers of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. Our business may be harmed if any provider of such software systems:

•	discontinues or limits our access to its software or APIs;

•	modifies its terms of service or other policies, including fees charged to, or other restrictions on us or other application developers;

•	changes how information is accessed by us, our users, or organizations on Slack;

•	establishes more favorable relationships with one or more of our competitors; or

•	develops or otherwise favors its own competitive offerings over ours.
We believe a significant component of our value proposition to users and organizations is the ability to improve and interface with these third-party applications through APIs on and directly in Slack. Third-party services and products are constantly evolving, and we may not be able to modify Slack to assure its compatibility with that of other third parties following development changes. In addition, some of our competitors may be able to disrupt the operations or compatibility of Slack with their products or services, or exert strong business influence on our ability to, and terms on which we, operate Slack. For example, we currently directly compete with several large technology companies whose applications interface with Slack, including Google and Microsoft. As our respective products evolve, we expect this level of competition to increase. Should any of our competitors modify their products or standards in a manner that degrades the functionality of Slack or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of Slack with these products could decrease and our business, results of operations, and financial condition could be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, demand for Slack would be harmed and our business, results of operations, and financial condition would be harmed.
We also depend on our ecosystem of developers to create applications that will integrate with Slack. Our reliance on this ecosystem of developers creates certain business risks relating to the quality and security of the applications built using our APIs, service interruptions of Slack from these applications, lack of service support for these applications, possession of intellectual property rights associated with these applications, and privacy concerns around the transfer of data to these applications. We may not have the ability to control or prevent these risks. As a result, issues relating to these applications could adversely affect our business, brand, and reputation.
Further, we have created mobile applications and mobile versions of Slack to respond to the increasing number of people who access the Internet through mobile devices and access cloud-based software applications through mobile devices, including smartphones and handheld tablets or laptop computers. If these mobile applications do not perform well, our business may suffer. We are also dependent on third-party application stores that may prevent us from timely updating Slack; building new features, integrations, and capabilities; or charging for access. We distribute the mobile Slack application via smartphone and tablet application stores managed by Apple and Google, among others. Certain of these companies are now, and others may in the future become, competitors of ours, and could stop allowing or supporting access to Slack through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make Slack less desirable or harder to access, for competitive reasons. In addition, Slack interoperates with servers, mobile devices, and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We, therefore, depend on the interoperability of Slack with such third-party services, mobile devices, and mobile operating systems, as well as cloud-enabled hardware, software, networking, browsers, database technologies, and protocols that we do not control. Any changes in such technologies that degrade the functionality of Slack or give preferential treatment to competitive services could adversely affect adoption and usage of Slack. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in ensuring that Slack operates effectively with a range of operating systems, networks, devices, browsers, protocols, and standards. If we are unable to effectively anticipate and manage these risks, or if it is difficult for users and organizations on Slack to access and use Slack, our business, results of operations, and financial condition may be harmed.
Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals are not immediately reflected in full in our results of operations.
We recognize revenue from subscriptions to Slack on a straight-line basis over the term of the contract subscription period beginning on the date access to Slack is granted, provided all other revenue recognition criteria have been met. Our subscription arrangements generally have monthly or annual contractual terms. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from recurring subscriptions and related support services contracts entered into during previous quarters. Consequently, a decline in new or renewed recurring subscription contracts in any one quarter will not be fully reflected in revenue in that quarter, but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our recurring subscriptions are not reflected in full in our results of operations until future periods. By contrast, a significant majority of our costs are expensed as incurred, which occurs as soon as a user starts using Slack. As a result, an increase in paid customers could result in our recognition of more costs than revenue in the earlier portion of the subscription term, and we may not attain profitability in any given period.
Our financial results may fluctuate due to increasing variability in our sales cycles as a substantial portion of our sales efforts are targeted at large organizations.
We plan our expenses based on certain assumptions about the length and variability of our sales cycle. These assumptions are based upon historical trends for sales cycles and conversion rates associated with organizations on Slack, which may not be indicative of future trends or results. As we continue to expand our efforts on sales to larger organizations, we expect our average sales cycles to lengthen and become less predictable, which may harm or cause unpredictable fluctuations in our financial results. Factors that may influence the length and variability of our sales cycle include, among other things:

•	the need to raise awareness about the uses and benefits of Slack, particularly our paid versions;

•	the need to allay privacy and security concerns or develop required enhancements;

•	the discretionary nature of purchasing and budget cycles and decisions;

•	the competitive nature of evaluation and purchasing processes;

•	announcements or planned introductions of new features, integrations, and capabilities by us or our competitors; and

•	often lengthy purchasing approval processes.
Our increasing focus on sales to larger organizations may further increase the variability of our financial results. To achieve acceptance of Slack by additional large organizations, we may need to engage with senior management and other personnel and not just gain acceptance of Slack from employees, who are often the initial adopters of Slack. As a result, sales efforts targeted at large organizations involve greater costs, longer sales cycles, greater competition, and less predictability in completing some of our sales. In the large organization market, an organization’s decision to use Slack, expand the use of Slack, and/or upgrade to a paid version of Slack can sometimes be an enterprise-wide decision, in which case, we typically provide designated account and customer success teams, greater levels of user and customer education to familiarize potential users and organizations with the use and benefits of Slack, as well as the design and implementation of special enterprise-specific integrations. In addition, larger organizations may demand more customization, integration, support services, and features. As a result of these factors, these sales opportunities may require us to devote greater sales support, research and development, customer experience, and professional services resources to these organizations, resulting in increased costs, lengthened sales cycle, and diversion of our own sales and professional services resources to a smaller number of larger organizations. Further, we have limited experience in selling and marketing to larger organizations, and we may not be able to successfully execute our sales and marketing strategy targeted at such large organizations. Moreover, these larger transactions may require us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met. If we are unable to close one or more expected significant transactions with large organizations in a particular period, or if an expected transaction is delayed until a subsequent period, our results of operations for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be harmed.
If we fail to adapt to rapid technological change, our ability to remain competitive could be impaired.
The industry in which we compete is characterized by rapid technological change, frequent introductions of new products and features, and evolving industry standards and regulatory requirements. Our ability to attract new users and organizations and increase revenue from organizations on Slack will depend in significant part on our ability to anticipate industry standards and trends and continue to enhance Slack and introduce new features, integrations, and capabilities on a timely basis to keep pace with technological developments. If we are unable to provide enhancements and new features and integrations for Slack, develop new features, integrations, and capabilities that achieve market acceptance, or innovate quickly enough to keep pace with rapid technological developments, our business could be harmed. We must also keep pace with changing legal and regulatory regimes that affect Slack and our business practices. We may not be successful in developing modifications, enhancements, and improvements; in bringing them to market quickly or cost-effectively in response to market demands; or at modifying Slack to remain compliant with applicable legal and regulatory requirements.
If we fail to offer high-quality customer experience, our business and reputation will suffer.
While we have designed Slack to be easy to adopt and use, once organizations and their users begin using Slack, those organizations rely on our support services to resolve any related issues. High-quality user and customer education and customer experience has been key to our brand and is important for the successful marketing and sale of Slack, for the conversion of organizations on our free version into paid customers, and for growth or maintenance of our Net Dollar Retention Rate. The importance of high-quality customer experience will increase as we expand our business and pursue new organizations. For instance, if we do not help organizations on Slack quickly resolve issues and provide effective ongoing customer experience at the individual user and organization levels, our ability to sell our paid versions to organizations on our free version would suffer and our reputation with existing or potential users and organizations may be harmed. Further, our sales are highly dependent on our business reputation and on positive recommendations from existing users and organizations on Slack. Any failure to maintain high-quality customer experience, or a market perception that we do not maintain high-quality customer experience, could harm our reputation, our ability to sell Slack to existing and prospective organizations, and our business, results of operations, and financial condition.

In addition, as we continue to grow our operations and reach a larger and increasingly global customer and user base, we need to be able to provide efficient customer support that meets the needs of organizations on Slack globally at scale. The number of organizations on Slack has grown significantly and that will put additional pressure on our support organization. In order to meet these needs, we have relied in the past, and will continue to rely on, third-party contractors and self-service product support to resolve common or frequently asked questions, which supplement our customer experience teams. If we are unable to provide efficient product support globally at scale, including through the use of third-party contractors and self-service support, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our results of operations.
Failure to effectively develop and expand our direct sales capabilities could harm our ability to increase the number of organizations on Slack and achieve broader market acceptance of Slack.
Our ability to increase the number of organizations on Slack, grow usage within larger organizations on Slack, and achieve broader market acceptance of Slack among large organizations will depend to a significant extent on our ability to expand our sales operations, particularly our direct sales efforts targeted at C-suite executives and business unit leaders. We plan to continue expanding our direct sales force, both domestically and internationally, in order to reach these large organizations. This expansion will require us to invest significant financial and other resources to train and grow our direct sales force, in order to complement our self-service go-to-market approach. Our business will be harmed if our efforts do not generate a corresponding increase in revenue. We may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct sales personnel, if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if we are unable to retain our existing direct sales personnel. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth.
Certain estimates of market opportunity included in this prospectus may prove to be inaccurate.
This prospectus includes our internal estimates of the addressable market for Slack. Market opportunity estimates, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size of our target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates in this prospectus, our business could fail to grow at similar rates, if at all.
Adverse general economic and market conditions and reductions in IT spending may reduce demand for Slack, which could harm our revenue, results of operations, and cash flows.
Our revenue, results of operations, and cash flows depend on the overall demand for and use of Slack. Concerns about the systemic impact of a recession (in the United States or globally), energy costs, geopolitical issues, or the availability and cost of credit could lead to increased market volatility, decreased consumer confidence, and diminished growth expectations in the U.S. economy and abroad, which in turn could result in reductions in IT spending by existing and prospective organizations. Prolonged economic slowdowns may result in organizations on Slack requesting us to renegotiate existing contracts on less advantageous terms to us than those currently in place or defaulting on payments due on existing contracts or not renewing at the end of the contract term.
Organizations on Slack may merge with other entities who use alternative software that addresses one or more of the problems that Slack solves and, during weak economic times, there is an increased risk that one or more of our paid customers will file for bankruptcy protection, either of which may harm our revenue, profitability, and results of operations. We also face risk from international paid customers that file for bankruptcy protection in foreign jurisdictions, particularly given that the application of foreign bankruptcy laws may be more difficult to predict. In addition, we may determine that the cost of pursuing any claim may outweigh the recovery potential of such claim. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, cash flows, and financial condition.

If we fail to maintain our brand cost-effectively, our ability to expand the number of organizations on Slack will be impaired, our reputation may be harmed, and our business, results of operations, and financial condition may suffer.
We believe that developing and maintaining awareness of our brand is critical to achieving widespread acceptance of Slack and is an important element in attracting new organizations to Slack. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to ensure that Slack remains high-quality, reliable, and useful at competitive prices.
Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new organizations to Slack or to grow or maintain our Net Dollar Retention Rate to the extent necessary to realize a sufficient return on our brand-building efforts, and our business, results of operations, and financial condition could suffer. In January 2019, we launched our new brand campaign. Such rebranding may not be as successful as our current brand and may not achieve its intended results. Furthermore, in connection with the development and implementation of our rebranding campaign, we have spent, and continue to expect to spend, additional time and costs, including those associated with advertising and marketing efforts. If we are unable to effectively implement our rebranding campaign, our business, results of operations, and financial condition could suffer.
In addition, independent industry analysts often provide reviews of Slack, as well as the products offered by our competitors, and perception of the relative value of Slack in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products, our brand may be harmed.
One of our marketing strategies is to offer a free version of Slack, and we may not be able to realize the benefits of this strategy.
We offer a free version of Slack to promote initial usage, brand and product awareness, and organic adoption. Historically, not all users of and organizations on our free version convert to one of our paid versions. Our marketing strategy depends in part on users of and/or organizations on the free version of Slack convincing others within their organizations to use Slack and to drive the conversion to purchasing subscriptions to Standard, Plus, or Enterprise Grid. To the extent that some of these users and organizations do not become, or lead others to become, paid customers, we will not realize the intended benefits of this marketing strategy, which incurs costs as we must pay to host our free version, and our ability to grow our business may be harmed and our results of operations and financial condition could suffer.
We derive, and expect to continue to derive, substantially all of our revenue from a single product.
We derive, and expect to continue to derive, substantially all of our revenue from a single product – Slack. As such, the continued growth in market demand for and market acceptance of Slack is critical to our continued success. Demand for Slack is affected by a number of factors, many of which are beyond our control, such as continued market acceptance, the timing of development, and release of competing new products; the development and acceptance of new features, integrations, and capabilities; price or product changes by us or our competitors; technological changes and developments within the markets we serve; growth, contraction, and rapid evolution of our market; and general economic conditions and trends. If we are unable to continue to meet demands of organizations on Slack or trends in preferences or to achieve more widespread market acceptance of Slack, our business, results of operations, and financial condition could be harmed. Changes in preferences of users or organizations on Slack for software may have a disproportionately greater impact on us than if we offered multiple products. In addition, some current and potential organizations, particularly large organizations, may develop or acquire their own tools or software or continue to rely on traditional tools and software, such as email, which would reduce or eliminate the demand for Slack. If demand for Slack declines for any of these or other reasons, our business could be adversely affected.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovative approach, creativity, and teamwork fostered by our culture and our business could be harmed.
We believe that an important contributor to our success has been our corporate culture, which we believe creates an environment that drives and perpetuates our strategy to create a better, more productive way to work. As we continue to grow, including geographically, and develop the infrastructure of a public company, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively, and execute on our business strategy.
Interruptions or delays in the services provided by third-party data centers or Internet service providers could impair Slack and our business could suffer.
We currently serve organizations on Slack from third-party data centers operated by AWS. Any damage to or failure of our systems generally would prevent us from operating our business. We rely on the Internet and, accordingly, depend upon the continuous, reliable, and secure operation of Internet servers, related hardware and software, and network infrastructure. We host Slack using AWS data centers, a provider of cloud infrastructure services. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party Internet service providers transmit. Furthermore, we have no physical access or control over the services provided by AWS. Although we have disaster recovery plans that utilize multiple AWS locations, the data centers that we use are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, many of which are beyond our control, any of which could disrupt our service, destroy user content, or prevent us from being able to continuously back up or record changes in our users’ content. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. Further, a prolonged AWS service disruption affecting Slack for any of the foregoing reasons could damage our reputation with current and potential organizations, expose us to liability, cause us to lose organizations on Slack, or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use. Damage or interruptions to these data centers could harm our business. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of Slack. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Further, the contractual commitments that we provide to organizations on Slack with regard to data privacy are limited by the commitments that AWS has provided us.
AWS enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. In some cases, AWS may terminate the agreement for cause upon 30 days’ notice. Termination of the AWS agreement may harm our ability to access data centers we need to host Slack or to do so on terms as favorable as those we have with AWS.
Slack is accessed by a large number of organizations and users, and as we continue to expand the number of users and organizations on Slack and integrations available to organizations on Slack, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of AWS data centers or third-party Internet service providers to meet our capacity requirements could result in interruptions or delays in access to Slack or impede our ability to scale our operations. In the event that our AWS service agreements are terminated, or there is a lapse of service, interruption of Internet service provider connectivity or damage to such facilities, we could experience interruptions in access to Slack as well as delays and additional expense in arranging new facilities and services.
Our growth depends, in part, on the success of our strategic relationships with third parties.
To grow our business and build out our application ecosystem, we anticipate that we will continue to depend on relationships with third parties. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Further, our competitors may be effective in providing incentives to third parties to favor their products or services over Slack. If we are unsuccessful in establishing or maintaining our relationships with third parties, if any existing or future partners fail to successfully implement or support Slack integrations, or if they partner with our competitors and devote greater resources to implement and support the products and solutions of competitors, our ability to compete in the marketplace, or to grow our revenue, could be impaired, and our results of operations may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased usage of Slack or increased revenue.
We rely on software and services from other parties. Defects in, or the loss of access to, software or services from third parties could increase our costs and adversely affect the quality of Slack.
We rely on technologies from third parties to operate critical functions of our business, including cloud infrastructure services provided by AWS and customer relationship management services. Our business would be disrupted if any of the third-party software or services we utilize, or functional equivalents thereof, were unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices. In each case, we would be required to either seek licenses to software or services from other parties and redesign Slack or certain aspects of Slack to function with such software or services or develop these components ourselves, which would result in increased costs and could result in delays in launches and releases of new features, integrations, capabilities or enhancements until equivalent technology can be identified, licensed, or developed, and integrated into Slack. Furthermore, we might be forced to limit the features available in Slack. These delays and feature limitations, if they occur, could harm our business, results of operations, and financial condition.
If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights.
Our success is dependent, in part, upon protecting our proprietary information and technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws, and contractual restrictions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy Slack, or certain aspects of Slack, and use information that we regard as proprietary to create products that compete with Slack. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of Slack, or certain aspects of Slack, may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of Slack, or certain aspects of Slack, and proprietary information may increase. Further, competitors, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our proprietary information and technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.
We rely in part on trade secrets, proprietary know-how, and other confidential information to maintain our competitive position. Although we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances, no assurance can be given that these agreements will be effective in controlling access to and distribution of Slack, or certain aspects of Slack, and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to Slack.
To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights, and we may or may not be able to detect infringement by third parties. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of Slack, impair the functionality of Slack, delay introductions of new features, integrations, and capabilities, result in our substituting inferior or more costly technologies into Slack, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new features, integrations, and capabilities, and we cannot assure you that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.
Our results of operations may be harmed if we are subject to a protracted infringement claim, a claim that results in a significant damage award, or a claim that results in an injunction.
There is considerable patent and other intellectual property development and enforcement activity in our industry. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. Other companies have claimed in the past, and may claim in the future, that we infringe upon their intellectual property rights. A claim may also be made relating to technology that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve and the payment of substantial damages;

•	require and divert significant management time;

•	cause us to enter into unfavorable royalty or license agreements;

•	require us to discontinue some or all of the features, integrations, and capabilities available in Slack;

•	require us to indemnify organizations on Slack or third-party service providers; and/or

•	require us to expend additional development resources to redesign Slack or certain aspects of Slack.
Any one or more of the above could harm our business, results of operations, and financial condition.
We use open source software, which could negatively affect our ability to offer Slack and subject us to litigation or other actions.
We use substantial amounts of open source software in Slack and may use more open source software in the future. From time to time, there have been claims challenging both the ownership of open source software against companies that incorporate open source software into their products and whether such incorporation is permissible under various open source licenses. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize Slack. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software, or breach of open source licenses. Litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition, or require us to devote additional research and development resources to change Slack, or certain aspects of Slack. In addition, if we were to combine our proprietary source code or software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products with less development effort and time. If we inappropriately use open source software, or if the license terms for open source software that we use change, we may be required to re-engineer our Slack, or certain aspects of Slack, incur additional costs, discontinue the sale of Slack or the availability of certain features, integrations, or capabilities of Slack, or take other remedial actions.
In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title or controls on origin of the software. In addition, many of the risks associated with usage of open source software, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, but we cannot be sure that all of our use of open source software is in a manner that is consistent with our current policies and procedures, or will not subject us to liability.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with organizations on Slack and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from the use of Slack or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. As we continue to grow, the possibility of these and other intellectual property rights claims against us may increase. For any intellectual property rights indemnification claim against us or organizations on Slack, we may incur significant legal expenses and may have to pay damages, license fees and/or stop using technology found to be in violation of the third party’s rights. Large indemnity payments could harm our business, results of operations, and financial condition. We may also have to seek a license for the technology. Such license may not be available on reasonable terms, if at all, and may significantly increase our operating expenses or may require us to restrict our business activities and limit our ability to deliver Slack and/or certain features, integrations, and capabilities of Slack. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense and/or cause us to alter Slack, which could negatively affect our business.
From time to time, organizations on Slack may require us to indemnify or otherwise be liable to them for breach of confidentiality, violation of applicable law, or failure to implement adequate security measures with respect to their data stored, transmitted, or accessed using Slack. Although we normally contractually limit our liability with respect to such obligations, the existence of such a dispute may have adverse effects on our relationship with organizations on Slack and reputation or such limitations may not be honored in every jurisdiction and we may still incur substantial liability related to them.
Any assertions by a third party, whether or not successful, with respect to such indemnification obligations could subject us to costly and time-consuming litigation, expensive remediation and licenses, divert management attention and financial resources, harm our relationship with that organization on Slack and other current and prospective organizations, reduce demand for Slack, and harm our brand, business, results of operations, and financial condition.
We provide service level commitments under certain of our paid customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, or face contract termination with refunds of prepaid amounts related to unused subscriptions, which could harm our business, results of operations, and financial condition.
Certain of our paid customer agreements contain service level agreements, under which we guarantee specified minimum availability of Slack. From time to time, we have granted credits to paid customers pursuant to the terms of these agreements. We do not currently have any material liabilities accrued on our balance sheet for these commitments. Any failure of or disruption to our infrastructure could make Slack unavailable to organizations on Slack. If we are unable to meet the stated service level commitments to our paid customers or suffer extended periods of unavailability of Slack, we may be contractually obligated to provide affected paid customers with service credits for future subscriptions, or paid customers could elect to terminate and receive refunds for prepaid amounts related to unused subscriptions. Our revenue, other results of operations, and financial condition could be harmed if we suffer unscheduled downtime that exceeds the service level commitments under our agreements with our paid customers, and any extended service outages could adversely affect our business and reputation as paid customers may elect not to renew and we could lose future sales.
We may be subject to liability claims if we breach our contracts and our insurance may be inadequate to cover our losses.
We are subject to numerous obligations in our contracts with organizations on Slack and our partners. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we may breach these commitments, whether through a weakness in these procedures, systems, and internal controls, negligence, or the willful act of an employee or contractor. Our insurance policies, including our errors and omissions insurance, may be inadequate to compensate us for the potentially significant losses that may result from claims arising from breaches of our contracts, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events, and disasters or otherwise.

In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.
We may be subject to litigation for a variety of claims, which could harm our reputation and adversely affect our business, results of operations, and financial condition.
In the ordinary course of business, we may be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits, and proceedings could include labor and employment, wage and hour, commercial, antitrust, alleged securities law violations or other investor claims, and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Further, our general liability insurance may not cover all potential claims made against us or be sufficient to indemnify us for all liability that may be imposed. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation. As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not have a material adverse effect on our business, results of operations, and financial condition.
We may be subject to federal and state health privacy laws and regulations. If we are unable to comply or have not fully complied with such laws and regulations, we could face government enforcement actions, civil penalties, criminal sanctions, or damages, which could harm our reputation and adversely affect our business.
We may function as a HIPAA business associate for certain of our paid customers and, as such, are subject to applicable privacy and data security requirements. If we fail to comply with any of these requirements, we could be subject to significant liability, which could harm our reputation and adversely affect our business as well as our ability to attract new and retain existing paid customers.
The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, or collectively, HIPAA, establish a set of federal privacy and security standards for the protection of individually identifiable health information that apply to health plans, healthcare clearinghouses, and healthcare providers that submit certain covered transactions, or “covered entities.” A subset of these standards also apply to ‘‘business associates,’’ which are persons or entities that perform certain services for, or on behalf of, a covered entity that involve creating, receiving, maintaining, or transmitting protected health information.
Certain of our paid customers are HIPAA covered entities and service providers, and in that context we may function as a business associate under HIPAA. Among other things, this status means that for certain activities we must comply with applicable administrative, technical, and physical safeguards as required by HIPAA, including stringent data security obligations. Failure to comply with HIPAA can result in significant civil monetary penalties and, in certain circumstances, criminal penalties with fines and/or imprisonment.
The HIPAA covered entities and service providers to whom we serve as a business associate require us to enter into HIPAA-compliant business associate agreements with them. If we are unable to comply with our obligations as a HIPAA business associate, we could face contractual liability under the applicable business associate agreement.
In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from HIPAA. There may also be costs associated with responding to government investigations regarding alleged violations of these and other laws and regulations, even if there are ultimately no findings of violations or no penalties imposed. These costs can consume company resources and impact our business and, if public, harm our reputation.
If we are unable to meet the requirements of HIPAA, our business associate agreements or state health privacy laws, we could face contractual liability or civil and criminal liability under HIPAA, all of which can have an adverse impact on our business and generate negative publicity, which, in turn, can have an adverse impact on our ability to attract new paid customers and to grow or maintain our Net Dollar Retention Rate.

We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions or sanctions could harm our business, results of operations, and financial condition.
In addition, in the future we may use third parties to sell access to Slack and conduct business on our behalf abroad. We or such future third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we can be held liable for the corrupt or other illegal activities of such future third-party intermediaries, and our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We have implemented an anti-corruption compliance program but cannot assure you that all our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations, and prospects.
We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.
Some of our business activities may be subject to various restrictions under U.S. and E.U. export controls and trade and economic sanctions laws, including, among others, the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control. U.S. and E.U. export control laws and U.S. and E.U. economic sanctions laws may prohibit or restrict the sale or supply of certain products, including encryption items and technology, and services to certain governments, persons, and entities and countries and territories, including those that are the target of comprehensive sanctions. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute Slack or could limit the ability of organizations on Slack to implement Slack in those countries. Although we take precautions to prevent Slack from being provided in violation of such laws and regulations, we cannot guarantee that such precautions will be fully effective and Slack may have been in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties, government investigation, loss of export privileges, and reputational harm. Further, obtaining the necessary authorizations, including any required licenses, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. Although we take precautions to prevent transactions with sanction targets, we cannot guarantee that such precautions will be fully effective and we could inadvertently provide Slack to persons prohibited by U.S. and E.U. sanctions, which could result in negative consequences to us, including government investigations, penalties, and harm to our reputation.
In addition, changes in Slack, or future changes in export and import regulations may prevent our users with international operations from using Slack globally or, in some cases, prevent the export or import of Slack to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of Slack by, or in our decreased ability to export or sell subscriptions to Slack to, existing or potential users with international operations. Any decreased use of Slack or limitation on our ability to export or sell Slack would likely adversely affect our business, results of operations and financial condition.
We are subject to a variety of U.S. and international laws that could subject us to claims, increase our operating expenses, or otherwise harm our business due to changes in the laws, changes in the interpretations of the laws, greater enforcement of the laws, or investigations into compliance with the laws.
We are subject to compliance with various laws, including those covering copyright, consumer protection, child protection, and similar matters. There have been instances where improper or illegal content has been stored on Slack without our knowledge. As a service provider, with some exceptions, we do not regularly monitor Slack to evaluate the legality of content stored on it. While to date we have not been subject to material legal or administrative actions as a result of the content stored on Slack or the activities conducted or organized using Slack, the laws in this area are currently in a state of flux and vary widely between jurisdictions. Accordingly, it may be possible that in the future we and our competitors may be subject to legal actions, along with the organizations on Slack and users who upload improper or illegal content, or engage in improper or illegal activities using Slack. In addition, regardless of any legal liability we may face, our reputation could be harmed should there be an incident generating negative publicity about the content stored on Slack, or the activities conducted or organized using Slack. Such publicity could harm our reputation and brand as well as our business, results of operations, and financial condition.
We may also be subject to consumer privacy or consumer protection laws that may impact our sales, marketing, and compliance efforts, including laws related to subscriptions, billing, and auto-renewal. These laws, as well as any changes in these laws, could adversely affect our free version of Slack and make it more difficult for us to grow or maintain our Net Dollar Retention Rate, upgrade organizations on Slack, and attract new organizations to Slack. Additionally, we have in the past, are currently, and may from time to time in the future become the subject of inquiries and other actions by regulatory authorities as a result of our business practices, including our subscription, billing, and auto-renewal policies. Consumer privacy and consumer protection laws may be interpreted or applied by regulatory authorities in a manner that could require us to make changes to Slack, our contracts, or our operations, or incur fines, penalties, or settlement expenses, which may result in harm to our business, results of operations, financial condition, and brand.
Further, in certain countries, we may be classified as a telecommunications service provider, or our classification may be uncertain. Such classification as a telecommunications service provider could restrict our ability to operate in such markets without appropriate local authorization, or at all.
We are also subject to other U.S. and international laws. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as we continue to expand our international presence and any failure to comply with such laws could harm our reputation and our business.
Action by governments to restrict access to Slack in their countries or to require us to disclose or provide access to information in our possession could harm our business, results of operations, and financial condition.
Slack depends on the ability of our users to access the Internet and Slack could be blocked or restricted in some countries for various reasons. Further, it is possible that governments of one or more foreign countries may seek to limit access to or certain features of Slack in their countries, or impose other restrictions that may affect the availability of Slack, or certain features of Slack, in their countries for an extended period of time or indefinitely. For example, Russia and China are among a number of countries that have recently blocked certain online services, including AWS, which hosts Slack, making it very difficult for such services to access those markets. In addition, governments in certain countries may seek to restrict or prohibit access to Slack if they consider us to be in violation of their laws and may require us to disclose or provide access to information in our possession. If we fail to anticipate developments in the law, or fail for any reason to comply with relevant law, Slack could be further blocked or restricted and we could be exposed to significant liability that could harm our business. In the event that access to Slack is restricted, in whole or in part, in one or more countries or our competitors are able to successfully penetrate geographic markets that we cannot access, our ability to grow or maintain our Net Dollar Retention Rate may be adversely affected, we may not be able to maintain or grow our revenue as anticipated and our business, results of operations, and financial condition could be adversely affected.

Because our success depends, in part, on our ability to expand sales of Slack to organizations located outside of the United States, our business will be susceptible to risks associated with international operations.
We currently maintain offices and have sales personnel outside the United States in Australia, Canada, Ireland, India, Japan, and the United Kingdom, and we intend to expand our international operations. In fiscal years 2017, 2018, and 2019, our non-U.S. revenue was 34%, 34%, and 36% of our total revenue, respectively. We expect to continue to expand our international operations, which may include opening offices in new jurisdictions and providing Slack in additional languages. Any additional international expansion efforts that we are undertaking and may undertake may not be successful. In addition, conducting international operations subjects us to new risks, some of which we have not generally faced in the United States or in other countries where we currently operate. These risks include, among other things:

•	unexpected costs and errors in the localization of Slack, including translation into foreign languages and adaptation for local culture, practices, and regulatory requirements;

•
lack of familiarity and burdens of complying with foreign laws, legal standards, privacy standards, regulatory requirements, tariffs, and other barriers, and the risk of penalties to our users and individual members of management or employees if our practices are deemed to be out of compliance;

•	practical difficulties of enforcing intellectual property rights in countries with varying laws and standards and reduced or varied protection for intellectual property rights in some countries;

•
an evolving legal framework and additional legal or regulatory requirements for data privacy, which may necessitate the establishment of systems to maintain data in local markets, requiring us to invest in additional data centers and network infrastructure, and the implementation of additional employee data privacy documentation (including locally-compliant data privacy notice and policies), all of which may involve substantial expense and may cause us to need to divert resources from other aspects of our business, all of which may adversely affect our business;

•
as a U.S. company, we are subject to U.S. laws concerning governmental access to data and the risk, or perception of risk, of such access may make Slack less attractive to organizations outside the U.S., and compliance with such U.S. laws may conflict with legal obligations that we, or our organizations on Slack, may be subject to in other countries;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties, or other trade restrictions;

•	difficulties in managing systems integrators and technology partners;

•	differing technology standards;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	increased financial accounting and reporting burdens and complexities;

•
difficulties in managing and staffing international operations including the proper classification of independent contractors and other contingent workers, differing employer/employee relationships, and local employment laws;

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increased costs involved with recruiting and retaining an expanded employee population outside the United States through cash and equity-based incentive programs and unexpected legal costs and regulatory restrictions in issuing our shares to employees outside the United States;

•	global political and regulatory changes that may lead to restrictions on immigration and travel for our employees outside the United States;

•	fluctuations in exchange rates that may decrease the value of our foreign-based revenue;

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems, and restrictions on the repatriation of earnings; and

•	permanent establishment risks and complexities in connection with international payroll, tax, and social security requirements for international employees.
Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenue or profitability.
Further, we have not engaged in currency hedging activities to limit risk of exchange rate fluctuations. Changes in exchange rates affect our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our stockholders’ equity.
Compliance with laws and regulations applicable to our global operations also substantially increases our cost of doing business in foreign jurisdictions. We have limited experience in marketing, selling, and supporting Slack outside of the United States. Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, results of operations, and financial condition will suffer. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners, and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners, or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences, or the prohibition of the importation or exportation of Slack and could harm our business, results of operations, and financial condition.
We may face exposure to foreign currency exchange rate fluctuations.
Today, our contracts with paid customers outside of the United States are sometimes denominated in local currencies. In addition, the majority of our foreign costs are denominated in local currencies. Over time, an increasing portion of our contracts with paid customers outside of the United States may be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.
Exposure to political developments in the United Kingdom, including the outcome of the U.K. referendum on membership in the European Union, could harm us.
On June 23, 2016, a referendum was held on the United Kingdom’s membership in the European Union, the outcome of which was a vote in favor of leaving the European Union. The United Kingdom’s vote to leave the European Union has created an uncertain political and economic environment in the United Kingdom and across other European Union member states. The result of the referendum means that the long-term nature of the United Kingdom’s relationship with the European Union is unclear and that there is considerable uncertainty as to whether and when any such relationship will be agreed and implemented. The political and economic instability created by the United Kingdom’s vote to leave the European Union has caused and may continue to cause significant volatility in global financial markets and the value of the British Pound or other currencies, including the Euro. Depending on the terms reached regarding any exit from the European Union, or if no such terms are reached, it is possible that there may be adverse practical or operational implications on our business. For example, the UK Data Protection Act that substantially implements the

GDPR became effective in May 2018. It remains unclear, however, how United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the United Kingdom will be regulated and how those regulations may differ from those in the European Union. Further, the United Kingdom’s exit from the European Union may create increased compliance costs and an uncertain regulatory landscape for offering equity-based incentives to our employees in the United Kingdom. If we are unable to maintain equity-based incentive programs for our employees in the United Kingdom due to the departure of the United Kingdom from the European Union, our business in the United Kingdom may suffer and we may face legal claims from employees in the United Kingdom to whom we previously offered equity-based incentive programs.
Our activities in the United States subject us to various laws relating to foreign investment and the export of certain technologies, and our failure to comply with these laws or adequately monitor the compliance of our suppliers and others we do business with could subject us to fines, penalties, and even injunctions, the imposition of which on us could have a material adverse effect on the success of our business.
Because we are a U.S. business with substantial operations in the United States, we may be subject to U.S. laws that regulate foreign investments in U.S. businesses and access by foreign persons to technology developed and produced in the United States. These laws include Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800 and 801, as amended, administered by the Committee on Foreign Investment in the United States; and the Export Control Reform Act of 2018, which is being implemented in part through Commerce Department rulemakings to impose new export control restrictions on “emerging and foundational technologies” yet to be fully identified. Application of these laws, including as they are implemented through regulations being developed, may negatively impact our business in various ways, including by restricting our access to capital and markets; limiting the collaborations we may pursue; regulating the export of our service and technology from the United States and abroad; increasing our costs and the time necessary to obtain required authorizations and to ensure compliance; and threatening monetary fines and other penalties if we do not.
We may be required to defer recognition of some of our revenue, which may harm our financial results in any given period.
We may be required to defer recognition of revenue for a significant period of time after entering into an agreement due to a variety of factors, including, among other things, whether:

•
the paid customer fails to deploy Slack to as many users as contemplated in the agreement given that, in many of our transactions, revenue is reduced in the form of fair billing credits we provide to paid customers when a user becomes inactive;

•	contract modification is granted to reduce commitment or to lower fees because of frequent service interruptions or because Slack did not meet the paid customer’s needs or expectations;

•	service outages result in failure to meet our monthly uptime guarantee because revenue is reduced when we compensate paid customers in the form of credits promised under our service level agreements;

•	the transaction includes an option to renew at significantly higher discounts than what was provided under existing agreement and other comparable transactions;

•	the transaction is contingent on future functionality that is not delivered within the paid customer’s expected timeline; or

•	the transaction involves acceptance criteria or other contingencies that may delay revenue recognition.
Because of these factors and other specific revenue recognition requirements under GAAP, we must have very precise terms in our contracts to recognize revenue when we initially provide access to Slack or perform services. Although we strive to enter into agreements that meet the criteria under GAAP for current revenue recognition on delivered elements, our agreements are often subject to negotiation and revision based on the demands of our paid customers. The final terms of our agreements sometimes result in deferred revenue recognition well after the time of delivery, which may adversely affect our financial results in any given period.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect the timing of revenue recognition as well as how revenue is allocated between revenue categories. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period as new updated information becomes available or when there is a change in prevailing conditions. Accordingly, actual results could differ significantly from our estimates.
We have limited experience with respect to determining the optimal prices for Slack.
We have limited experience with respect to determining the optimal prices for Slack and, as a result, we have in the past, and expect in the future, that we will need to change our pricing model from time to time. In the past, we have sometimes adjusted our prices either for individual paid customers in connection with long-term agreements or unique situations. Moreover, demand for Slack is also sensitive to price. Many factors, including our marketing, user acquisition and technology costs, and our current and future competitors’ pricing and marketing strategies, can significantly affect our pricing strategies. Further, certain of our competitors offer, or may in the future offer, lower-priced or free products or services that compete with Slack or may bundle functionality compatible with Slack and offer a broader range of products and services. Similarly, certain competitors may use marketing strategies that enable them to acquire users more rapidly or at a lower cost than us, or both, and we may be unable to attract new users and organizations or grow or maintain our Net Dollar Retention Rate based on our historical pricing. As we expand internationally, we also must determine the appropriate price to enable us to compete effectively internationally. In addition, if our mix of features, integrations, and capabilities on Slack changes or we develop additional versions for specific use cases or additional premium versions, then we may need to, or choose to, revise our pricing. There can be no assurance that we will not be forced to engage in price-cutting initiatives or to increase our marketing and other expenses to attract users and organizations to Slack and to grow or maintain our Net Dollar Retention Rate in response to competitive or other pressures, either of which could materially and adversely affect our business, results of operations, and financial condition.
Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value, and harm our results of operations and financial condition.
We have in the past acquired, and we may in the future seek to acquire or invest in, businesses, products, or technologies that we believe could complement Slack or expand its breadth, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate successfully the acquired personnel, operations, and technologies, or effectively manage the combined business following the acquisition. Specifically, we may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities.
We may not be able to find and identify desirable acquisition targets or we may not be successful in entering into an agreement with any one target. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could harm our results of operations. In addition, if an acquired business fails to meet our expectations, our business, results of operations, and financial condition may suffer.
We also make strategic investments in early stage companies developing products or technologies that we believe could complement Slack or expand its breadth, enhance our technical capabilities, or otherwise offer growth opportunities through our subsidiary, Slack Fund. These investments are generally in early stage private companies for restricted stock. Such investments are generally illiquid and may never generate value. Further, the companies in which we invest may not succeed, and our investments would lose their value.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.
Our success depends largely upon the continued services of our executive officers and other key employees. We rely on our leadership team in the areas of research and development, operations, security, marketing, sales, customer experience, general, and administrative functions, and on individual contributors in our research and development and operations. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our Chief Executive Officer, or key employees could harm our business. Changes in our executive management team may also cause disruptions in, and harm to, our business.
In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and Software-as-a-Service applications and experienced sales professionals. We have, from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. In addition, certain domestic immigration laws restrict or limit our ability to recruit internationally. Any changes to U.S. immigration policies that restrain the flow of technical and professional talent may inhibit our ability to recruit and retain highly qualified employees. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed. Meanwhile, additions of executive-level management and large numbers of employees could significantly and adversely impact our culture.
Volatility or lack of appreciation in the stock price of our Class A common stock may also affect our ability to attract and retain our key employees. Many of our senior personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options or restricted stock units, or RSUs, have significantly appreciated in value relative to the original purchase price of the shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the market price of our Class A common stock. If we do not maintain and continue to develop our corporate culture as we grow and evolve, it could harm our ability to foster the innovation, craftsmanship, teamwork, curiosity, and diversity, we believe that we need to support our growth.
Our management team has limited experience managing a public company.
Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.
Catastrophic events may disrupt our business.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could harm our business. We have our headquarters and a large employee presence in San Francisco, California and the west coast of the United States contains active earthquake zones. In the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in Slack, breaches of data security, and loss of critical data, all of which could harm our business, results of operations, and financial condition. Acts of terrorism could also cause disruptions to the Internet or the economy as a whole. In addition, the insurance we maintain would likely not be adequate to cover our losses resulting from disasters or other business interruptions.
Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.
Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. Although we currently anticipate that our existing cash and cash equivalents and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our stockholders may experience significant dilution of their ownership interests. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop new features, integrations, capabilities, and enhancements;

•	continue to expand our product development, sales, and marketing organizations;

•	hire, train, and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.
Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for Slack, and could harm our business.
The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth, popularity, or use of the Internet, including laws or practices limiting Internet neutrality, could decrease the demand for, or the usage of, Slack and services, increase our cost of doing business and harm our results of operations. Changes in these laws or regulations could require us to modify Slack, or certain aspects of Slack, in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based products such as ours. In addition, the use of the Internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. Further, Slack depends on the quality of our users’ access to the Internet. Certain features of Slack require significant bandwidth and fidelity to work effectively. Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt or increase the cost of user access to Slack, which would negatively impact our business. The performance of the Internet and its acceptance as a business tool has been harmed by “viruses,” “worms” and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for Slack could decline.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. For example, as we have prepared to become a public company, we have worked to improve the controls around our key accounting processes and our quarterly close process, we have implemented a number of new systems to supplement our core enterprise resource planning, or ERP, system as part of our control environment, and we have hired additional accounting and finance personnel to help us implement these processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. In addition to our results determined in accordance with GAAP, we believe certain non-GAAP measures and key metrics may be useful in evaluating our operating performance. We present certain non-GAAP financial measures and key metrics in this prospectus and intend to continue to present certain non-GAAP financial measures and key metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures and key metrics could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.
Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business, results of operations, and financial condition and could cause a decline in the price of our Class A common stock.
We are an “emerging growth company,” and the reduced disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an “emerging growth company,” which could be as long as five full fiscal years following the listing of our Class A common stock on the NYSE. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our

Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and the price of our Class A common stock may be more volatile.
We recently implemented a new enterprise resource planning system, and if this new system proves ineffective or if we experience issues with the transition, we may be unable to timely or accurately prepare financial reports, make payments to our suppliers and employees, or invoice and collect from our users.
In fiscal year 2019, we implemented a new ERP system, including our systems for tracking revenue recognition. Our ERP system is critical to our ability to accurately maintain books and records and to prepare our consolidated financial statements. The transition to our new ERP system may be disruptive to our business if the ERP system does not work as planned or if we experience issues relating to the implementation. Such disruptions could impact our ability to timely or accurately make payments to our suppliers and employees, and could also inhibit our ability to invoice, and collect from our users. Data integrity problems or other issues may be discovered which, if not corrected, could impact our business or financial results. In addition, we may experience periodic or prolonged disruption of our financial functions arising out of this conversion, general use of such system, other periodic upgrades or updates, or other external factors that are outside of our control. If we encounter unforeseen problems with our ERP system or other related systems and infrastructure, our business, results of operations, and financial condition could be adversely affected.
Changes in existing financial accounting standards or practices may harm our results of operations.
Changes in existing accounting rules or practices, new accounting pronouncements rules, or varying interpretations of current accounting pronouncements practice could harm our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.
GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In particular, in February 2016, the FASB issued Accounting Standards Codification, or ASC, 842, which supersedes the lease accounting guidance in ASC 840, Leases. The core principle of ASC 842 requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. As an “emerging growth company,” we are allowed under the JOBS Act to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to take advantage of this extended transition period under the JOBS Act with respect to ASC 842, which will result in ASC 842 becoming effective for us beginning on February 1, 2020 unless we choose to adopt it earlier. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.
We are evaluating ASC 842 and have not determined the impact it may have on our financial reporting.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation including the estimation of fair value of common stock, valuation of strategic investments, period of benefit for deferred costs, and uncertain tax positions. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.
Changes in tax laws or regulations in the various tax jurisdictions we are subject to that are applied adversely to us or our paid customers could increase the costs of Slack and harm our business.
New income, sales, use or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Those enactments could harm our domestic and international business operations, and our business, results of operations, and financial condition. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. These events could require us or our paid customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our paid customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future paid customers may elect not to purchase Slack in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our paid customers’ and our compliance, operating, and other costs, as well as the costs of Slack. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, results of operations, and financial condition.
On December 22, 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act, or the Tax Act, was enacted, which contains significant changes to U.S. tax law, including, but not limited to, a reduction in the corporate tax rate and a transition to a modified territorial system of taxation. The primary impact of the new legislation on our provision for income taxes was a reduction of the future tax benefits of our deferred tax assets as a result of the reduction in the corporate tax rate. However, since we have recorded a full valuation allowance against our deferred tax assets, we do not currently anticipate that these changes will have a material impact on our consolidated financial statements. The impact of the Tax Act will likely be subject to ongoing technical guidance and accounting interpretation, which we will continue to monitor and assess. As we expand the scale of our international business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, results of operations, and financial condition.
Additionally, the application of U.S. federal, state, local, and international tax laws to services provided electronically is unclear and continuously evolving. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted or applied adversely to us, possibly with retroactive effect, which could require us or our paid customers to pay additional tax amounts, as well as require us or our paid customers to pay fines or penalties, as well as interest for past amounts. If we are unsuccessful in collecting such taxes due from our paid customers, we could be held liable for such costs, thereby adversely affecting our results of operations and harming our business.
As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws, or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest, and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could harm us and our results of operations.
Our results of operations may be harmed if we are required to collect sales or other related taxes for subscriptions to Slack in jurisdictions where we have not historically done so.
States and some local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. The application of federal, state, local, and international tax laws to services provided electronically is evolving. In particular, the applicability of sales taxes to Slack in various jurisdictions is unclear. We collect and remit U.S. sales and value-added tax, or VAT, in a number of jurisdictions. It is possible, however, that we could face sales tax or VAT audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional tax amounts from our paid customers and remit those taxes to those authorities. We could also be subject to audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage organizations from subscribing to Slack, or otherwise harm our business, results of operations, and financial condition.
Further, one or more state or foreign authorities could seek to impose additional sales, use or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. Liability for past taxes may also include substantial interest and penalty charges. Any successful action by state, foreign, or other authorities to compel us to collect and remit sales tax, use tax or other taxes, either retroactively, prospectively or both, could harm our business, results of operations, and financial condition.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change taxable income or tax liability may be limited. We have experienced ownership changes in the past and, although we do not expect to experience an ownership change in connection with our listing on the NYSE, any such ownership change could result in increased future tax liability. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards and other pre-change tax attributes to offset U.S. federal taxable income or tax liability may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, under the Tax Act, the amount of post 2017 net operating loss carryforward that we are permitted to use in any taxable year is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the net operating loss deduction itself. The Tax Act also generally eliminates the ability to carry back net operating losses to prior taxable years. For these reasons, we may not be able to realize a tax benefit from the use of our net operating losses even if we attain profitability.
Risks Related to Ownership of Our Class A Common Stock
Our listing differs significantly from an underwritten initial public offering.
This is not an underwritten initial public offering of our Class A common stock. This listing of our Class A common stock on the NYSE differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

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There are no underwriters. Consequently, prior to the opening of trading on the NYSE, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the NYSE. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Class A common stock on the NYSE will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with the initial resale of shares of our Class A common stock. Additionally, because there are no underwriters, there is no underwriters’ option to purchase additional shares to help stabilize, maintain, or affect the public price of our Class A common stock on the NYSE immediately after the listing. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our Class A common stock during the period immediately following the listing. See also “—The public price of our Class A common stock may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly.”

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There is not a fixed or determined number of shares of Class A common stock available for sale in connection with the registration and the listing, except we expect approximately          shares of our Class A common stock to be sold on our first trading day in order to fund the tax withholding and remittance obligations arising in connection with the RSUs that will vest and settle upon that day. See the section titled “RSU Sales.” Therefore, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Class A common stock and there may initially be a lack of supply of, or demand for, shares of Class A common stock on the NYSE. Alternatively, we may have a large number of Registered Stockholders or other existing stockholders, including holders of RSUs that vest and settle on the first day of trading, who choose to sell their shares of Class A common stock in the near term, resulting in potential oversupply of our Class A common stock, which could adversely impact the public price of our Class A common stock once listed on the NYSE.

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None of our Registered Stockholders or other existing stockholders have entered into contractual lock-up agreements or other contractual restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most or all of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors and officers who own our common stock and other significant stockholders, may sell any or all of their shares of Class A common stock at any time upon conversion of any shares of Class B common stock into Class A common stock at the time of sale (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant volume in a short period of time following the listing, it may result in an oversupply of our Class A common stock in the market, which could adversely impact the public price of our Class A common stock. See also “—None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Class A common stock in the public markets or the perception that sales might occur, could cause the market price of our Class A common stock to decline.”

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We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Class A common stock on the NYSE. Instead, we hosted an investor day and are engaging in certain other investor education meetings. In advance of the investor day, we announced the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We prepared an electronic presentation for this investor day, which had content similar to a traditional roadshow presentation, and made one version of the presentation publicly available, without restrictions, on our website. There can be no guarantee that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Class A common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile public price of our Class A common stock.

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Such differences from an underwritten initial public offering could result in a volatile market price for our Class A common stock and uncertain trading volume, which may adversely affect your ability to sell any Class A common stock that you may purchase.

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We have agreed to indemnify the Registered Stockholders for certain claims arising in connection with sales under this prospectus. Large indemnity payments could adversely affect our business, results of operations, and financial condition.

The public price of our Class A common stock may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly.
The listing of our Class A common stock and the registration of the Registered Stockholders’ shares of Class A common stock is a novel process that is not an underwritten initial public offering. We have engaged Goldman Sachs & Co. LLC, or Goldman Sachs; Morgan Stanley & Co. LLC, or Morgan Stanley; and Allen & Company LLC, or Allen & Company, as our financial advisors. We have also engaged Credit Suisse Securities (USA) LLC, Barclays Capital Inc., Citigroup Global Markets Inc., RBC Capital Markets, LLC, KeyBanc Capital Markets Inc., Canaccord Genuity

LLC, and William Blair & Company, L.L.C. as our associate financial advisors. There will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the NYSE. As there has not been a recent sustained history of trading in our common stock in a private placement market prior to listing, NYSE listing rules require that a designated marker maker, or DMM, consult with our financial advisors in order to effect a fair and orderly opening of our Class A common stock without coordination with us, consistent with the federal securities laws in connection with our direct listing. Accordingly, Morgan Stanley and our other financial advisors will be available to consult with the DMM who will be setting the opening public price of our Class A common stock on the NYSE. Our financial advisors are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding common stock and pre-listing selling and buying interest in our Class A common stock that they become aware of from potential investors and holders of our Class A common stock, including after consultation with certain institutional investors (which may include certain of the Registered Holders, other than the RSU holders), in each case, without coordination with us. The DMM, in consultation with Morgan Stanley and our other financial advisors, is also expected to consider the information in the section titled “Sale Price History of our Capital Stock.” Based on information provided to the NYSE, the opening public price of our Class A common stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers, and the NYSE is where buy orders can be matched with sell orders at a single price. Based on such orders, the DMM will determine an opening price for our Class A common stock pursuant to NYSE rules. However, because our financial advisors will not have engaged in a book building process, they will not be able to provide input to the DMM that is based on or informed by that process. For more information, see the section titled “Plan of Distribution.”
Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of Class A common stock to the public as there would be in an underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, upon listing on the NYSE, the public price of our Class A common stock may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly.
Moreover, because of our novel listing process and the broad consumer awareness and brand recognition of Slack, individual investors, retail or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our Class A common stock on the NYSE and may participate more in our initial trading than is typical for an underwritten initial public offering. These factors could result in a public price of our Class A common stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our Class A common stock and an unsustainable trading price if the price of our Class A common stock significantly rises upon listing and institutional investors believe our Class A common stock is worth less than retail investors, in which case the price of our Class A common stock may decline over time. Further, if the public price of our Class A common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock after trading begins, which would create additional downward pressure on the public price of our Class A common stock. To the extent that there is a lack of consumer awareness among retail investors, such lack of consumer awareness could reduce the value of our Class A common stock and cause volatility in the trading price of our Class A common stock.
The public price of our Class A common stock following the listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

•	the number of shares of our Class A common stock publicly owned and available for trading;

•	overall performance of the equity markets and/or publicly-listed technology companies;

•	actual or anticipated fluctuations in our revenue or other operating metrics;

•	our actual or anticipated operating performance and the operating performance of our competitors;

•	changes in the financial projections we provide to the public or our failure to meet these projections;

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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

•	any major change in our board of directors, management, or key personnel;

•	the economy as a whole and market conditions in our industry;

•	rumors and market speculation involving us or other companies in our industry;

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announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to data privacy and cyber security in the U.S. or globally;

•	lawsuits threatened or filed against us;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and

•	sales or expected sales of our Class A common stock by us, and our officers, directors, and principal stockholders.
In addition, stock markets, and the market for technology companies in particular, have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following the listing of our Class A common stock on the NYSE as a result of the supply and demand forces described above. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and harm our business, results of operations, and financial condition.
The public price of our Class A common stock, upon listing on the NYSE, may have little or no relationship to the historical sales prices of our capital stock in private transactions.
Prior to the listing of our Class A common stock on the NYSE, there has been no public market for our capital stock. The historical sales prices of our capital stock is primarily from sales of shares of our Class B common stock (on an as converted basis), which entitle holders to 10 votes per share (as opposed to one vote per share of our Class A common stock). In the section titled “Sale Price History of our Capital Stock,” we have provided the historical sales prices of our capital stock in private transactions. However, given the differences in voting rights between Class A and Class B common stock and the limited history of sales, among other factors, this information may have little or no relation to broader market demand for our Class A common stock and thus the initial public price of our Class A common stock on the NYSE once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public prices and subsequent public prices of our Class A common stock on the NYSE. For more information about how the initial listing price on the NYSE will be determined, see the section titled “Plan of Distribution.”
An active, liquid and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price you bought them for.
We currently expect our Class A common stock to be listed and traded on the NYSE. Prior to listing on the NYSE, there has been no public market for our common stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market. While our Class A common stock may be sold after our listing on the NYSE by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, unlike an underwritten initial public offering, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Class A common stock and there may initially be a lack of supply of, or demand for, Class A common stock on the NYSE. Conversely, there can be no assurance that the Registered Stockholders and other existing stockholders will not sell all of their shares of Class A common stock, resulting in an oversupply of our Class A common stock on the NYSE. In the case of a lack of supply of our Class A common stock, the trading price of our Class A common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Class A common stock if they are unable to purchase a block of our Class A common stock in the open market due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Class A common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Class A common stock, the market for our Class A common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Class A common stock. In the case of a lack of demand for our Class A common stock, the trading price of our Class A common stock could decline significantly and rapidly after our listing. Therefore, an active, liquid, and orderly trading market for our Class A common stock may not initially develop or be sustained, which could significantly depress the public price of our Class A common stock and/or result in significant volatility, which could affect your ability to sell your shares of Class A common stock.
The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the listing of our Class A common stock on the NYSE, including our directors, executive officers and their respective affiliates, who will hold in the aggregate          % of the voting power of our capital stock upon the effectiveness of the registration statement of which this prospectus forms a part. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.
Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are listing on the NYSE and is being registered pursuant to the registration statement of which this prospectus forms a part, has one vote per share. Upon the effectiveness of the registration statement of which this prospectus forms a part, our directors, executive officers and their affiliates will hold in the aggregate          % of the voting power of our capital stock. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively could continue to control a significant percentage of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the tenth anniversary of the date of this prospectus, when all outstanding shares of Class A common stock and Class B common stock will convert automatically into shares of a single class of common stock. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders.
Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock.
In addition, while we do not expect to issue any additional shares of Class B common stock following the listing of our Class A common stock on the NYSE, any future issuances of Class B common stock would be dilutive to holders of Class A common stock.
We cannot predict the effect our dual class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July

2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the dual class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Because of the dual class structure of our common stock, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Class A common stock in the public markets or the perception that sales might occur, could cause the market price of our Class A common stock to decline.
In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur in large quantities, could cause the market price of our Class A common stock to decline.
As of          , 2019, giving effect to the conversion of all outstanding shares of our convertible preferred stock to shares of Class B common stock upon the effectiveness of the registration statement of which this prospectus forms a part, we have          shares of common stock outstanding, of which          are Class A common stock and          are Class B common stock, all of which will be “restricted securities” (as defined in Rule 144 under the Securities Act). of these shares may be immediately sold either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders under Rule 144 since such shares held by such other stockholders will have been beneficially owned by non-affiliates for at least one year. Moreover, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers, and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of Class A common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares our common stock subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.
Further, as of January 31, 2019, we had 18,405,776 options outstanding that, if fully exercised, would result in the issuance of shares of Class B common stock, as well as 63,113,635 shares of Class B common stock subject to RSU awards. All of the shares of Class B common stock issuable upon the exercise of stock options, subject to RSU awards and reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements and compliance by affiliates with Rule 144. The listing and public trading of our Class A common stock on the NYSE will satisfy the performance vesting condition on our RSUs and result in the vesting and settlement of approximately               RSUs held by our current and former employees and other service providers. We expect approximately               shares of our Class A common stock to be sold on our first trading day in order to fund the tax withholding and remittance obligations arising in connection with the RSUs that will vest and settle upon that day and the remaining approximately          shares upon the vesting and settlement of RSUs may also be sold as early as the first day of trading. See the section titled “RSU Sales.” If the market price of our Class A common stock on the NYSE is volatile or if there is an oversupply of shares of Class A common stock and holders of RSUs are unable to sell their shares, holders of RSUs would still be responsible for funding the tax withholding and remittance obligations arising in connection with the vesting and settlement of their RSUs and could have to fund such amounts with cash. A potential oversupply of shares due to sales by holders of RSUs could also adversely impact the public price of our Class A common stock.
None of our stockholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their shares.
Following the effectiveness of the registration statement of which this prospectus forms a part, the holders of 372,136,712 shares of our Class B common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the market price of our Class A common stock to decline or be volatile.
We also may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the public price of our Class A common stock to decline.
The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing standards of the NYSE, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.
In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and risk committee and compensation committee, and qualified executive officers.
As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, and financial condition could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations, and financial condition.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could decline.
The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us and/or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us on a regular basis, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.
We do not intend to pay dividends for the foreseeable future.
We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors, and limit the market price of our Class A common stock.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective shortly following the effectiveness of the registration statement of which this prospectus forms a part, include provisions that:

•	provide that our board of directors will be classified into three classes of directors with staggered three-year terms;

•	permit our board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only the Chairperson of our board of directors, our Chief Executive Officer, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•
provide for a dual class common stock structure in which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.
Our amended and restated bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us.
Our amended and restated bylaws will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or

•	or any action asserting a claim against us that is governed by the internal affairs doctrine.
Nothing in our amended and restated bylaws will preclude stockholders that assert claims under the Securities Act from bringing such claims in state or federal court, subject to applicable law.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find either choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenue, cost of revenue, and operating expenses;

•	our ability to maintain the security and availability of Slack;

•	our ability to increase the number of organizations on Slack and paid customers;

•	our ability to grow or maintain our Net Dollar Retention Rate;

•	our ability to achieve widespread adoption;

•	our ability to effectively manage our growth and future expenses;

•	our ability to maintain our network of partners;

•	our ability to enhance Slack to respond to new technologies and requirements of organizations on Slack;

•	our estimated market opportunity;

•	the future benefits to be derived from new third-party applications and integrations;

•	our ability to maintain, protect, and enhance our intellectual property;

•	our ability to comply with modified or new laws and regulations applying to our business;

•	the attraction and retention of qualified employees and key personnel;

•	our anticipated investments in sales and marketing and research and development;

•	the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs;

•	our ability to successfully defend litigation brought against us; and

•	the increased expenses associated with being a public company.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA
This prospectus contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.”
Certain information in this prospectus is taken from an independent industry publication (Netskope, Inc., Cloud Report, February 2018) and publicly-available reports.

USE OF PROCEEDS
Registered Stockholders may, or may not, elect to sell shares of our Class A common stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell shares of our Class A common stock covered by this prospectus, we will not receive any proceeds from any such sales of our Class A common stock. See the section titled “Principal and Registered Stockholders.”
RSU SALES
We grant RSUs to our employees and directors with both service-based and performance vesting conditions. The service-based vesting period for these awards is typically four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance vesting condition is satisfied on the earlier of (i) a change in control of the company, (ii) the initial public offering of our securities, or (iii) the listing and public trading of our Class A common stock on the NYSE.
The listing and public trading of our Class A common stock on the NYSE will satisfy the performance vesting condition and result in the vesting and settlement of approximately               RSUs held by our current and former employees and other service providers. To fund the personal tax withholding and remittance obligations arising in connection with the RSUs that will vest and settle on that day, we expect that current and former employees will use a broker or brokers to sell a portion of such shares into the market on the first trading day. The proceeds of such sales will be remitted either to us or directly to the relevant taxing authorities, in either case, to be applied towards such tax obligations. Approximately               shares of our Class A common stock are expected to be sold throughout the first trading day in order to fund such tax amounts. The number of shares expected to be sold has been calculated using a percentage that is based on the estimated withholding tax rates for those current and former employees and other service providers holding RSUs that will vest and settle on the first trading day. In addition, the estimated number of shares expected to be sold is further based on the estimated weighted-average price for the shares of Class A common stock on the first day of trading on the NYSE, and because that price will not be known until trading closes, the price per share for purposes of this estimate has been based solely on our latest common stock price as determined by our most recently completed independent common stock valuation report, dated as of May 15, 2019, which was $ per share of Class A common stock. One day prior to the commencement of trading on the NYSE, we will recalculate the estimated number of shares expected to be sold based on the NYSE’s published reference price.
In order to meet our obligation to remit withholding taxes on behalf of certain of our employees and former employees on a timely basis, we may use our own cash reserves to satisfy such tax remittance obligations prior to receiving the proceeds from such market sales. We do not currently know the amount of cash that would be used to satisfy these tax withholding obligations because it would be dependent on a number of factors, including the share price at the time of settlement. After the first trading day, additional RSUs typically will vest and settle on the first of each month and RSU holders may sell a portion of such shares into the market.
If the market price of our Class A common stock on the NYSE is volatile or if there is an oversupply of shares of Class A common stock and holders of RSUs are unable to sell their shares, holders of RSUs would still be responsible for funding the tax withholding and remittance obligations arising in connection with the vesting and settlement of their RSUs and could have to fund such amounts with cash.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth cash, cash equivalents, and marketable securities, as well as our capitalization, as of January 31, 2019 as follows:

•	on an actual basis; and

•
on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 373,371,712 shares of our Class B common stock, as if such conversion had occurred on January 31, 2019, (ii) the vesting and settlement of 22,388,531 RSUs for which the service-based condition was fully satisfied as of January 31, 2019 and for which we expect the performance vesting condition to be satisfied upon the listing and public trading of our Class A common stock on the NYSE, and (iii) stock-based compensation of $157.5 million associated with outstanding RSUs as of January 31, 2019 for which we expect the performance vesting condition to be satisfied upon the listing and public trading of our Class A common stock on the NYSE.

You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial Data and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of January 31, 2019
	Actual	Pro Forma(1)
	(In thousands, except share and per share data)
Cash, cash equivalents, and marketable securities	$841,071	$841,071
Stockholders’ equity:
Convertible preferred stock, $0.0001 par value; 390,588,630 shares authorized, 373,371,712 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma	$1,392,101	—
Class A common stock, $0.0001 par value; 660,000,000 shares authorized, 896,057 shares issued and outstanding, actual; 660,000,000 shares authorized, 896,057 shares issued and outstanding, pro forma	—	—
Class B common stock, $0.0001 par value; 650,000,000 shares authorized, 126,677,232 shares issued and outstanding, actual; 650,000,000 shares authorized, 522,437,475 shares issued and outstanding, pro forma	13	52
Additional paid-in capital	105,633	1,655,190
Accumulated other comprehensive loss	(498)	(498)
Accumulated deficit	(665,563)	(823,058)
Total Slack Technologies, Inc. stockholders’ equity	831,686	831,686
Noncontrolling interest	9,920	9,920
Total stockholders’ equity	841,606	841,606
Total capitalization	$841,606	$841,606
__________________

(1)
Payroll taxes and other withholding obligations have not been included in the pro forma column. For additional information, see Note 1 to our consolidated financial statements included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Impacts of Stock-Based Compensation.”

The pro forma column in the table above is based on 896,057 shares of Class A and 522,437,475 shares of Class B common stock outstanding as of January 31, 2019, and excludes:

•
18,405,776 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of January 31, 2019, with a weighted-average exercise price of $0.94 per share;

•
3,662,500 shares of our Class B common stock issuable upon the vesting and exercise of options to purchase shares of our Class B common stock that were granted after January 31, 2019, with a weighted-average exercise price of $10.58 per share;

•
40,725,104 RSUs for shares of our Class B common stock that are releasable upon satisfaction of service and performance conditions outstanding as of January 31, 2019, for which the service-based condition was not yet satisfied as of January 31, 2019;

•	15,652,594 RSUs for shares of our Class B common stock that are releasable upon satisfaction of service and performance conditions that were granted after January 31, 2019;

•	505,000 restricted stock awards, or RSAs, for shares of our Class B common stock that were granted after January 31, 2019;

•	1,200,000 shares of our Class B common stock reserved for issuance to fund and support our social impact initiatives;

•	7,990,835 shares of our Class B common stock reserved for future issuance pursuant to our 2009 Stock Plan, or our 2009 Plan; and

•
69,200,000 shares of our Class A common stock reserved for future issuance under our stock-based compensation plans to be adopted in connection with the effectiveness of the registration statement of which this prospectus forms a part, consisting of:

•	60,200,000 shares of our Class A common stock reserved for future issuance under our 2019 Stock Option and Incentive Plan, or our 2019 Plan; and

•	9,000,000 shares of our Class A common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, or ESPP.
Our 2019 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2019 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2009 Plan that expire, are forfeited, or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”
Except as otherwise indicated, all information in this prospectus assumes:

•
the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur shortly following the effectiveness of the registration statement of which this prospectus forms a part; and

•
the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 373,371,712 shares of our Class B common stock, the conversion of which will occur upon the effectiveness of the registration statement of which this prospectus forms a part.

SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER DATA
The following selected consolidated statements of operations data for the years ended January 31, 2017, 2018, and 2019 and consolidated balance sheet data as of January 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial data and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended January 31,
	2017	2018	2019
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$105,153	$220,544	$400,552
Cost of revenue(1)	15,517	26,364	51,301
Gross profit	89,636	194,180	349,251
Operating expenses:
Research and development(1)	96,678	141,350	157,538
Sales and marketing(1)	104,006	140,188	233,191
General and administrative(1)	37,455	56,493	112,730
Total operating expenses	238,139	338,031	503,459
Loss from operations	(148,503)	(143,851)	(154,208)
Other income (expense), net	1,749	4,581	16,146
Loss before income taxes	(146,754)	(139,270)	(138,062)
Provision for income taxes	155	793	840
Net loss	(146,909)	(140,063)	(138,902)
Net income (loss) attributable to noncontrolling interest(2)	(45)	22	1,781
Net loss attributable to Slack	(146,864)	(140,085)	(140,683)
Less: Deemed dividends to preferred stockholders	—	40,883	—
Net loss attributable to Slack common stockholders	$(146,864)	$(180,968)	$(140,683)
Basic and diluted net loss per share:
Net loss per share attributable to Slack common stockholders, basic and diluted(3)	$(1.28)	$(1.47)	$(1.16)
Weighted-average shares used in computing net loss per share attributable to Slack common stockholders, basic and diluted(3)	114,887	122,865	121,732
Pro forma net loss per share attributable to Slack common stockholders, basic and diluted (unaudited)(3)			$(0.27)
Weighted-average shares used in computing pro forma net loss per share attributable to Slack common stockholders, basic and diluted (unaudited)(3)			517,493

__________________

(1)	Includes stock-based compensation as follows:

	Year Ended January 31,
	2017	2018	2019
	(In thousands)
Cost of revenue	$630	$491	$732
Research and development	34,546	35,260	9,948
Sales and marketing	9,744	8,044	2,677
General and administrative	5,171	4,288	9,775
Total stock-based compensation	$50,091	$48,083	$23,132
Stock-based compensation for fiscal years 2017, 2018, and 2019 included compensation expense of $26.5 million, $0, and $14.8 million, respectively, related to secondary sales of common stock by certain of our current and former employees and $8.0 million, $39.4 million, and $0, respectively, related to cash payments attributable to tender offers and repurchases for our outstanding common stock.

(2)	Our consolidated financial statements include our majority-owned subsidiary, Slack Fund. The ownership interest of minority investors in Slack Fund is recorded as a noncontrolling interest.

(3)
See note 10 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share attributable to Slack common stockholders and pro forma basic and diluted net loss per share attributable to Slack common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	As of January 31,		Pro Forma January 31, 2019(1)
	2018	2019
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$548,761	$841,071	$841,071
Working capital	440,258	650,324	650,324
Total assets	697,780	1,198,956	1,198,956
Total deferred revenue	125,453	241,873	241,873
Convertible preferred stock	965,221	1,392,101	—
Total stockholders’ equity	519,288	841,606	841,606
__________________

(1)
The pro forma column in the consolidated balance sheet data table above reflects (a) the automatic conversion of all outstanding shares of our convertible preferred stock into 373,371,712 shares of Class B common stock as if such conversion had occurred on January 31, 2019, (b) the vesting and settlement of 22,388,531 RSUs for which the service-based condition was fully satisfied as of January 31, 2019 and for which we expect the performance vesting condition to be satisfied upon the listing and public trading of our Class A common stock on the NYSE, and (c) stock-based compensation of $157.5 million associated with outstanding RSUs as of January 31, 2019 for which we expect the performance vesting condition to be satisfied upon the listing and public trading of our Class A common stock on the NYSE. Payroll taxes and other withholding obligations have not been included in the pro forma column. For additional information, see Note 1 to our consolidated financial statements included elsewhere in this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Impacts of Stock-Based Compensation.”

Key Business Metrics
We review the following key business metrics to measure our performance, identify trends, formulate financial projections, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies who may calculate similarly-titled metrics in a different way.

	As of January 31,
	2017	2018	2019
Paid Customers	37,000	59,000	88,000
Paid Customers >$100,000	135	298	575
Net Dollar Retention Rate	171%	152%	143%

For additional information about our key business metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”
Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP we believe the below non-GAAP measures are useful in evaluating our operating performance. We use the below non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes.

	Year Ended January 31,
	2017	2018	2019
	(In thousands)
Calculated Billings	$143,390	$289,013	$516,972

Free Cash Flow	$(114,038)	$(57,661)	$(97,239)
Tender offer payments and repurchases deemed compensation (1)	8,033	39,374	—
Adjusted Free Cash Flow	$(106,005)	$(18,287)	$(97,239)
__________________

(1)
In fiscal years 2017 and 2018, we made cash payments of $8.0 million and $39.4 million, respectively, attributable to tender offers and repurchases for our outstanding common stock, which was accounted for as compensation. Adjusted Free Cash Flow has been shown here as adjusted for these cash payments. We have adjusted our Free Cash Flow for these payments because we do not expect them to occur when we are a public company so we believe that this provides greater comparability across periods.

For additional information and reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data and Other Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this prospectus. Our fiscal year ends January 31.
Overview
Slack is a new layer of the business technology stack that brings together people, applications, and data – a single place where people can effectively work together, access hundreds of thousands of critical applications and services, and find important information to do their best work. Slack has very general and broad applicability. It is not aimed at any one specific purpose, but at nearly anything that people do together at work. Slack is used to review job candidates, coordinate election coverage, diagnose network problems, negotiate budgets, plan marketing campaigns, approve menus, and organize disaster response teams, along with countless other tasks.
Slack provides an easy way for users to share and aggregate information from other software, take action on notifications, and advance workflows in a multitude of third-party applications, over 1,500 of which are listed in the Slack App Directory. Further, Slack’s platform capabilities extend beyond integrations with third-party applications and allow for easy integrations with an organization’s internally-developed software.
During the three months ended January 31, 2019, our daily active users, which we define as users who either created or consumed content in a given 24-hour period on either a free or paid subscription plan, exceeded 10 million. As of January 31, 2019, Slack had more than 600,000 organizations with three or more users, comprised of more than 88,000 Paid Customers and more than 500,000 organizations on our Free subscription plan. We define an organization as a separate entity, such as a company, educational or government institution, or distinct business unit of a company, that is on a subscription plan, whether free or paid. Once an organization has three or more users on a paid subscription plan, we count them as a Paid Customer.
We serve organizations of all sizes across industries, ranging from software companies, such as Autodesk and Oracle, to consumer retail companies, such as LVMH and Everlane, to financial services companies, such as Liberty Mutual, and government entities, such as NASA Jet Propulsion Laboratory. Slack is currently used in over 150 countries and available in eight languages (English (U.S.), English (U.K.), French, German, Japanese, Portuguese (Brazil), Spanish (Latin America), and Spanish (Spain)). In the years ended January 31, 2017, 2018 and 2019, 34%, 34%, and 36%, respectively, of our revenue was generated by Paid Customers outside of the United States. In the periods presented, no one Paid Customer accounted for more than 3% of our revenue.
We have experienced rapid growth in recent periods. Our revenue was $105.2 million, $220.5 million, and $400.6 million for the years ended January 31, 2017, 2018, and 2019, respectively, representing annual growth of 110% and 82%, respectively. We generated net losses for the years ended January 31, 2017, 2018, and 2019 of $146.9 million, $140.1 million, and $138.9 million, respectively, which included $50.1 million, $48.1 million, and $23.1 million, respectively, of stock-based compensation. Our net losses have been decreasing as a percentage of revenue over time as revenue growth has outpaced the growth in operating expenses. We plan to continue to invest in adding organizations to Slack in order to increase our revenues, decrease our operating losses, and eventually reach profitability. However, there can be no guarantee as to when we will eventually reach profitability, if at all.

Since our public launch in 2014, we have focused on designing Slack and developing partnerships in ways that have allowed organizations on Slack to realize the value of this new way of working.

Product and Partnerships Timeline

Feb 2014
Public launch of Slack
Jan 2015
Launch of Plus Plan
Dec 2015
Launch of Slack App Directory
Launch of Slack Fund
Sep 2016
Salesforce Partnership
Dec 2016
Google Partnership
Jan 2017
Launch of Enterprise Grid Plan
Sep 2017
Launch of International (Japanese, German, French, Spanish)
Shared Channels Beta
Sep 2017
ServiceNow Partnership
Mar 2018
Workday Partnership
Jul 2018
Atlassian Partnership & HipChat Acquisition
Mar 2019
Launch of Enterprise Key Management
Paid Customers
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019

Our Subscriptions
We generate revenue primarily from the sale of subscriptions for Slack. Paid customers typically pay on a monthly or annual basis, based on the number of users that they have on Slack. We offer four subscription plans to serve the varying needs of organizations on Slack: Free, Standard, Plus, and Enterprise Grid.
Our Free, Standard, and Plus subscription plans consist of a single workspace, or a basic Slack environment configured for each team. These plans are typically adopted by teams within small- and medium-sized businesses. Our Free subscription plan is designed for new organizations and users to quickly realize value. Our Standard and Plus subscription plans introduce additional capabilities, including enhanced access to content, unlimited integrations, shared channels, guest accounts, and administrative controls. We believe these features offer organizations and users significant value, especially as Slack expands within an organization.
We designed Enterprise Grid for larger organizations that often have tens of thousands of users and require enhanced functionality, flexibility, administrative control, and security at scale. Enterprise Grid allows paid customers to create, manage, and search across an unlimited set of connected workspaces and channels. Enterprise Grid makes it easy for workers and administrators to tap into their organization’s collective knowledge at scale; access centralized controls to provision and manage Slack; and integrate with third-party e-Discovery and data loss prevention tools to help meet security and compliance requirements.
We have a fair billing policy under which certain paid customers are charged a fee per user, and their billing is reconciled on a monthly or quarterly basis based on usage. As part of this policy, these paid customers are entitled to a credit if they have not used the entirety of the contracted number of users for which they have paid during the contractual term of the arrangement. Other paid customers have a type of subscription agreement where they are charged a fee based on the number of purchased user subscriptions, but billing is fixed and independent of usage.

Our Go-to-Market Model
We combine a web-based, self-service go-to-market approach to attract users with direct sales efforts that focus on growing paid users within larger organizations that generally already have Slack users and acquiring new large organizations as paid customers. We believe that these go-to-market approaches reinforce one another; self-service users become leads for our salespeople and paid users within larger enterprises create organic awareness of Slack inside and outside of their organizations. We complement these activities with an obsessive focus on customer experience and customer success to support the growth of the number of users on free and paid subscriptions.
Self-service adoption and marketing
Many organizations adopt Slack initially as part of our self-service go-to-market approach. We deploy a range of marketing strategies and tactics to drive initial awareness and adoption. Slack is easily accessible from our website and users can immediately begin using Slack through our Free subscription plan. This model facilitates rapid and efficient user adoption, particularly by empowering users to access Slack without the friction of payment or a formal sales interaction. We believe free usage helps prospective paid customers realize the value of Slack and users spread the word organically throughout their networks and organizations. Many of our users begin their journey with Slack on our Free subscription plan.
Our customer experience team is core to enhancing user adoption, free-to-paid conversion, and Net Dollar Retention Rate. This team educates users and organizations on Slack about Slack’s broad use cases and benefits, and helps facilitate broader organic adoption. As organizations engage more deeply with Slack, they often upgrade to paid plans via our website.
Direct sales and marketing
To acquire new paid customers and increase adoption within larger organizations, we utilize a direct sales organization that complements our self-service approach. Our direct sales force leverages Slack champions and proofs of concept developed through self-service adoption. We combine this bottoms-up demand with direct sales efforts targeted at C-suite executives and business unit leaders. These efforts include a globally distributed field sales force, solutions engineering, demand generation campaigns, webinars, analyst relations, C-suite events, cooperative marketing efforts with our partners, and hosted user conferences, highlighted by Frontiers, our annual user conference.
Factors Affecting our Performance
We believe that the growth of Slack and our future success and performance are dependent upon many factors, including those below. While these factors present significant opportunities for us, these factors also represent the challenges that we must successfully address in order to grow the adoption and use of Slack and improve our results of operations.
Self-service acquisition of new organizations
We primarily attract new and prospective organizations organically, through a self-service customer engagement model. Prospective organizations can evaluate and subscribe to Slack directly on our website, through either our Free subscription plan or one of our self-service paid plans. As organizations realize the benefits of Slack, they often expand their usage and spread the word organically throughout their networks about the benefits they have experienced. This organic growth in the number of organizations on Slack in turn leads to increased benefits for organizations already on Slack. We intend to continue investing to maintain organic growth in the number of organizations on Slack by strengthening our efficient self-service customer engagement model and investing in marketing to help new organizations discover the benefits of Slack. This self-service model requires us to incur sales and marketing expenses often prior to generating corresponding revenue.
Conversion of organizations on our free version to paid customers
Many organizations often start using our Free subscription plan. We have observed that organizations on Free subscription plans often upgrade to paid subscriptions as they engage more deeply with Slack, both through using Slack for collaboration and communication and integrating more third-party and internally-developed applications via our platform. Often, we believe that organizations on our Free subscription plan convert to a paid subscription plan because of the ability to search and access beyond 10,000 messages, which is the limit under our Free subscription plan, and single-sign-on, which is offered under our Plus plan. In the fiscal year ended January 31, 2018, approximately 10% of our revenue was derived from organizations on our Free subscription plan prior to fiscal year 2018 that converted to Paid Customers in fiscal year 2018. In the fiscal year ended January 31, 2019, approximately 8% of our revenue was derived from organizations on our Free subscription plan prior to fiscal year 2019 that converted to Paid Customers in fiscal year 2019.
We intend to continue to invest in product development, customer experience, customer support, and sales and marketing in order to help all organizations on Slack transform the way they work, which we believe will continue to propel the conversion of organizations on our Free subscription plan to a paid subscription plan.
Success of our direct sales force
We believe that there is a substantial opportunity for us to continue to increase the size of our enterprise paid customer base across a broad range of industries given the fundamental need to help people collaborate, communicate, and seamlessly integrate workflows across applications. Our direct sales force is focused on growing usage within larger paid customers and acquiring new paid customers. We intend to continue to expand our enterprise direct sales force to address this opportunity.
Expansion of users within existing paid customers
We believe that the long-term value of Slack to an organization increases as an organization expands its adoption, increases application integrations, and grows inter- and intra-organization communications. Our direct sales and customer success teams help organizations on Slack realize and achieve the potential value from broader adoption of Slack. We are investing substantially in customer experience, customer success, education, and other capabilities to drive an increase in users within organizations on Slack. We measure the rate of expansion within our Paid Customer base by calculating our Net Dollar Retention Rate. We believe that our Net Dollar Retention Rate demonstrates our large addressable market and high rate of net expansion within Paid Customers. As of January 31, 2019, our Net Dollar Retention Rate was 143%.

The chart below illustrates the annual recurring revenue, or ARR, of each cohort over the periods presented, with each cohort representing Paid Customers who made their first purchase from us in a given fiscal year. For example, the fiscal year 2015 cohort represents all Paid Customers that purchased their first subscription from us during the fiscal year ended January 31, 2015. For a description of how our ARR is calculated, see the section titled “—Key Business Metrics—Paid Customers >$100,000” below.

Annual Recurring Revenue (ARR)

by Annual Cohort through January 31, 2019

FY 2019
FY 2018
FY 2017
FY 2016
FY 2015
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019

Continued investment in product development
We intend to continually invest to innovate and augment Slack’s core capabilities, to further our market leadership and to make Slack an even easier and more effective place where users get work done. For example, we recently launched shared channels, which create a new way for secure inter-organization communication and collaboration beyond what single- and multi-channel guest accounts provide. We also intend to continue investing to expand the number of developers building applications that integrate with Slack and to make Slack work with an increasing number of third-party and internally developed custom applications. We intend to continue to build and enhance Slack through both internal research and development as well as selectively pursuing acquisitions that can uniquely contribute to Slack’s capabilities. We also intend to unlock growth in under-penetrated regions by translating and localizing Slack, as well as adding product functionality to address new markets. We expect these investments to benefit our business over the long term and to see research and development expenses increase in dollar amount over time as we grow.
Continued investment for growth
Although we have invested significantly in our business to date, we believe that our high-growth market opportunity is still in the early stages of development. We intend to continue to make investments to support the growth and expansion of our business, to increase revenue, and to further scale our operations. We believe there is a significant opportunity to continue our growth and, therefore, we intend to increase investments in marketing and expand our field sales team in order to drive greater adoption of Slack. We plan to open offices, hire sales and customer experience employees in additional countries, and expand our presence in countries where we already operate. Further, we expect to incur additional general and administrative expenses in connection with our transition to being a public company. As cost of revenue and operating expenses may fluctuate over time, we may experience short-term, negative impacts to our results of operations and cash flows, but we expect our investments will contribute to the long-term growth and success of our company.

Key Business Metrics
We review the following key business metrics to measure our performance, identify trends, formulate financial projections, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies who may calculate similarly-titled metrics in a different way.
We define an organization as a separate entity, such as a company, educational or government institution, or distinct business unit of a company, that is on a subscription plan, whether free or paid. Once an organization has three or more users on a paid subscription plan, we count them as a Paid Customer, and when disclosing the number of Paid Customers, we round down to the nearest thousand.

	As of January 31,
	2017	2018	2019
Paid Customers	37,000	59,000	88,000
Paid Customers >$100,000	135	298	575
Net Dollar Retention Rate	171%	152%	143%
Paid Customers
We believe that the growth in our Paid Customer base reflects our value proposition and positions us for future growth as our Paid Customers often expand their adoption over time and Paid Customers increase awareness of Slack, which leads to organic adoption by new organizations. Our Paid Customers base has expanded through increasing awareness of Slack, further developing our go-to-market strategy and continuing to build features tuned to different industry needs. Our Paid Customer base includes organizations of all sizes across a wide range of industries.

Paid Customers

88,000
YoY Growth
+49%
59,000
YoY Growth
+59%
37,000
FY 2017
FY 2018
FY 2019

Paid Customers >$100,000
We focus on growing the number of Paid Customers >$100,000 as a measure of our ability to scale with organizations on Slack and attract larger organizations to Slack. We believe that our ability to increase the number of Paid Customers >$100,000 is a key indicator for important components of the growth of our business, including our success in expanding the number of users within a Paid Customer, providing the functionality required by large organizations and developing our direct sales force. In fiscal years 2017, 2018, and 2019, approximately 22%, 32%, and 40%, respectively, of our revenue was generated from our Paid Customers >$100,000.
We define Paid Customers >$100,000 as those organizations on a paid subscription plan that had more than $100,000 in ARR as of a period end. ARR is based on monthly recurring revenue, or MRR, for the most recent month at period end, multiplied by twelve. For Paid Customers that have a type of subscription agreement where billing is reconciled on a monthly or quarterly basis based on usage, MRR is calculated by multiplying the monthly subscription price, inclusive of discounts, by the number of active subscriptions as of the month end. For Paid Customers that have a type of subscription agreement where billing is fixed and independent of usage, MRR is calculated by multiplying the monthly subscription price, inclusive of discounts, by the number of purchased subscriptions.

Paid Customers › $100,000

575
YoY Growth
+93%
298
YoY Growth
+121%
135
FY 2017
FY 2018
FY 2019

Net Dollar Retention Rate
We disclose Net Dollar Retention Rate as a supplemental measure of our organic revenue growth. We believe Net Dollar Retention Rate is an important metric that provides insight into the long-term value of our subscription agreements and our ability to retain, and grow revenue from, our Paid Customers.
We calculate Net Dollar Retention Rate as of a period end by starting with the MRR from all Paid Customers as of twelve months prior to such period end, or Prior Period MRR. We then calculate the MRR from these same Paid Customers as of the current period end, or Current Period MRR. Current Period MRR includes expansion within Paid Customers and is net of contraction or attrition over the trailing twelve months, but excludes revenue from new Paid Customers in the current period, including those organizations that were only on Free subscription plans in the prior period and converted to paid subscription plans during the current period. We then divide the total Current Period MRR by the total Prior Period MRR to arrive at our Net Dollar Retention Rate. Our Net Dollar Retention Rate has declined from 171% as of January 31, 2017 to 152% as of January 31, 2018 to 143% as of January 31, 2019 as our base of revenue has grown the past few years and our penetration within existing, long-term Paid Customers has increased. Our Net Dollar Retention Rate will fluctuate in future periods due to a number of factors, including the growing level of our revenue base, the level of penetration within our Paid Customer base, expansion of products and features, and our ability to retain our Paid Customers.

Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we believe the below non-GAAP measures are useful in evaluating our operating performance. We use the below non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance, and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

	Year Ended January 31,
	2017	2018	2019
	(In thousands)
Calculated Billings	$143,390	$289,013	$516,972

Free Cash Flow	$(114,038)	$(57,661)	$(97,239)
Tender offer payments and repurchases deemed compensation (1)	8,033	39,374	—
Adjusted Free Cash Flow	$(106,005)	$(18,287)	$(97,239)
__________________

(1)
In fiscal years 2017 and 2018, we made cash payments of $8.0 million and $39.4 million, respectively, attributable to tender offers and repurchases for our outstanding common stock, which was accounted for as compensation. Adjusted Free Cash Flow has been shown here as adjusted for these cash payments. We have adjusted our Free Cash Flow for these payments because we do not expect them to occur when we are a public company so we believe that this provides greater comparability across periods.

Calculated Billings
Calculated Billings consists of our revenue plus the change in our deferred revenue in a given period. The Calculated Billings metric is intended to reflect sales to new paid customers plus renewals and additional sales to existing paid customers. Our management uses Calculated Billings to measure and monitor our sales growth because we generally bill our paid customers at the time of sale, but may recognize a portion of the related revenue ratably over time. For subscriptions, we typically invoice our paid customers at the beginning of the term, in annual or monthly installments and, from time to time, in multi-year installments. Only amounts invoiced to a paid customer in a given period are included in Calculated Billings. While we believe that Calculated Billings provides valuable insight into the cash that will be generated from sales of our subscriptions, this metric may vary from period-to-period for a number of reasons, and therefore has a number of limitations as a quarter-over-quarter or year-over-year comparative measure. These reasons include, but are not limited to, the following: (i) a variety of contractual terms could result in some periods having a higher proportion of annual subscriptions than other periods, (ii) as we focus on sales to large organizations, the lengthening of our sales cycle, and the variability in the timing of the execution of these larger transactions, (iii) fluctuations in payment terms affecting the billings recognized in a particular period, and (iv) seasonality in our billings, with a greater proportion of our billings occurring in our fourth quarter, following typical enterprise software buying patterns. Because of these and other limitations, you should consider Calculated Billings along with revenue and our other GAAP financial results.

The following table presents a reconciliation of revenue, the most directly comparable financial measure calculated in accordance with GAAP, to Calculated Billings, for each of the periods presented:

	Year Ended January 31,
	2017	2018	2019
	(In thousands)
Revenue	$105,153	$220,544	$400,552
Add: Total deferred revenue, end of period	56,984	125,453	241,873
Less: Total deferred revenue, beginning of period	(18,747)	(56,984)	(125,453)
Calculated Billings	$143,390	$289,013	$516,972
Free Cash Flow and Adjusted Free Cash Flow
Free Cash Flow is a non-GAAP financial measure that we calculate as net cash provided by (used in) operating activities less purchases of property and equipment. Adjusted Free Cash Flow is a non-GAAP financial measure that we calculate as Free Cash Flow plus cash payments attributable to tender offers and repurchases for our outstanding common stock, which was accounted for as compensation. We believe that Free Cash Flow and Adjusted Free Cash Flow are useful indicators of liquidity that provide information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business, making strategic acquisitions, and strengthening our balance sheet. We have adjusted our Free Cash Flow by the amount of cash payments attributable to tender offers and repurchases, which was accounted for as compensation because we do not expect such payments to occur when we are public company so we believe that this provides greater comparability across periods. Free Cash Flow and Adjusted Free Cash Flow have limitations as analytical tools, and they should not be considered in isolation or as substitutes for analysis of other GAAP financial measures, such as net cash provided by operating activities. Some of the limitations of Free Cash Flow and Adjusted Free Cash Flow are that these metrics do not reflect our future contractual commitments and may be calculated differently by other companies in our industry, limiting their usefulness as comparative measures. We expect our Free Cash Flow and Adjusted Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth. These activities, along with certain increased operating expenses as described below, may result in a decrease in Free Cash Flow and Adjusted Free Cash Flow, each as a percentage of revenue in future periods. We do not expect to use Adjusted Free Cash Flow as a metric for periods after we become a public reporting company.

The following table summarizes our cash flows for the periods presented and provides a reconciliation of net cash from operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to Free Cash Flow and Adjusted Free Cash Flow, for each of the periods presented:

	Year Ended January 31,
	2017	2018	2019
	(In thousands)
Net cash used in operating activities	$(89,806)	$(35,617)	$(41,059)
Purchases of property and equipment	(24,232)	(22,044)	(56,180)
Free Cash Flow	(114,038)	(57,661)	(97,239)
Tender offer payments and repurchases deemed compensation (1)	8,033	39,374	—
Adjusted Free Cash Flow	$(106,005)	$(18,287)	$(97,239)
Net cash used in investing activities	$(41,771)	$(240,436)	$(333,421)
Net cash provided by financing activities	$214,096	$297,035	$437,677
__________________

(1)
In fiscal years 2017 and 2018, we made cash payments of $8.0 million and $39.4 million, respectively, attributable to tender offers and repurchases for our outstanding common stock, which was accounted for as compensation. Adjusted Free Cash Flow has been shown here as adjusted for these cash payments. We have adjusted our Free Cash Flow for these payments because we do not expect them to occur when we are public company so we believe that this provides greater comparability across periods.

Key Components of Results of Operations
Revenue
We generate substantially all of our revenue through sales of subscriptions of Slack to organizations. We recognize subscription revenue on a straight-line basis over the term of the contract subscription period beginning on the date access to Slack is granted, provided all other revenue recognition criteria have been met. Our subscriptions are generally non-cancellable and typically do not contain general rights of return. We maintain a fair billing policy, under which certain organizations on a paid subscription plan are entitled to credit if they have not used the entirety of the contracted number of users for which they have paid during the contractual term of the arrangement. These credits, accounted for as a part of deferred revenue, may be carried over to offset future billings and are not refundable for cash. On occasion, we also provide professional services to organizations on Slack. Professional services revenue has not been material to date.
Overhead Allocation and Employee Compensation Costs
We allocate shared costs, such as facilities (including rent, utilities, and depreciation on equipment shared by all departments) and information technology (IT) costs to all departments based on headcount. As such, allocated shared costs are reflected in cost of revenue and each operating expense category. Employee compensation costs, or personnel costs, include salaries, bonuses, benefits, and stock-based compensation for cost of revenue and each operating expense category and also includes sales commissions for sales and marketing.
Cost of Revenue
Cost of revenue consists primarily of expenses related to hosting Slack and providing ongoing customer support for paid customers. These expenses include employee compensation (including stock-based compensation) and other employee-related expenses for customer experience and technical operations staff, payments to outside service providers, third-party hosting costs, payment processing fees, and amortization expense associated with internally-developed and purchased technology. We expect our cost of revenue to continue to increase in absolute dollar amounts as we grow our business and revenue.

Operating Expenses
Research and Development. Research and development expenses consist primarily of personnel costs and allocated overhead. Our research and development efforts focus on maintaining and enhancing existing functionality of, and adding new functionality to, Slack. We plan to increase the dollar amount of our investment in research and development for the foreseeable future as we focus on developing new features and enhancements. We expect, however, that our research and development expenses will decrease as a percentage of our revenue over time as our revenue grows, although the percentage may fluctuate from period to period depending on fluctuations in the timing and extent of our research and development expenses.
Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs, expenses associated with our marketing and business development programs, including Frontiers, our annual user conference. Sales and marketing expenses also include allocated third-party hosting costs as well as customer experience and technical operations employee overhead costs for users of our free version of Slack. Sales commissions that are directly related to acquiring sales contracts, as well as associated payroll taxes, are deferred upon execution of a non-cancellable contract with an organization, and subsequently amortized to sales and marketing expense over the estimated period of benefit, typically four years. We plan to increase the dollar amount of our investment in sales and marketing for the foreseeable future, primarily for increased headcount for our direct sales organization and investment in brand and product marketing efforts. We expect, however, that our sales and marketing expenses will decrease as a percentage of our revenue over time as our revenue grows, although the percentage may fluctuate from period to period depending on fluctuations in the timing and extent of our sales and marketing expenses.
General and Administrative. General and administrative expenses consist primarily of personnel costs for our finance and accounting, legal, human resources, and other administrative teams as well as for certain executives and professional fees, including audit, legal, and recruiting services. We expect to increase the size of our general and administrative function to support the growth of our business. We also expect to recognize certain non-recurring costs as part of our transition to a publicly-traded company, consisting of professional fees and other expenses. These fees are being expensed in the period incurred. We expect to incur $          million in audit fees and $          million in legal fees and expenses. In the quarter of the listing of our Class A common stock on the NYSE, we expect to incur approximately $          million in fees paid to our financial advisors and associate financial advisors. Following the listing of our Class A common stock on the NYSE, we expect to continue to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a U.S. securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC. In addition, as a public company, we expect to incur increased expenses in the areas of insurance, investor relations, and professional services. As a result, we expect the dollar amount of our general and administrative expenses to increase for the foreseeable future. We expect, however, that our general and administrative expenses will decrease as a percentage of our revenues over time, although the percentage may fluctuate from period to period depending on fluctuations in our revenue and the timing and extent of our general and administrative expenses.
Other Income (Expense), Net
Other income (expense), net consists primarily of interest income earned on our cash, cash equivalents, and marketable securities, gains or losses on foreign currency exchange, and the change in fair value of our strategic investments.
Provision for Income Taxes
Provision for income taxes consists primarily of U.S. federal, state income taxes, and income taxes in certain foreign jurisdictions in which we conduct business. Since inception, we have incurred operating losses and, accordingly, have not recorded a provision for income taxes for any of the periods presented other than provisions for foreign income tax. As of January 31, 2019, we had net operating loss carryforwards for both federal and state income tax purposes of $221.4 million and $154.5 million, respectively. We also had federal research and development tax credit carryforwards of approximately $17.2 million and state research and development tax credit carryforwards of approximately $14.4 million.

Since the realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain, we have recorded a valuation allowance of $112.7 million as of January 31, 2019, against our net deferred tax asset balance of $112.7 million. If not utilized, a portion of the federal and state net operating loss and tax credit carryforwards will begin to expire in 2029. Utilization of these net operating losses and credit carryforwards may be subject to an annual limitation that is applicable if we experience an “ownership change” through a change in significant stockholder allocation or equity structure.
On December 22, 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act, or the Tax Act, was enacted, which contains significant changes to U.S. tax law. Among other provisions, the Tax Act reduces the U.S. corporate income tax rate to 21% and repeals the alternative minimum tax, effective as of 2018. As a result, we have re-measured our U.S. deferred tax assets and liabilities as of December 31, 2017 to reflect the lower rate expected to apply when these temporary differences reverse.
Results of Operations
The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our revenue:

	Year Ended January 31,
	2017	2018	2019
	(In thousands)
Revenue	$105,153	$220,544	$400,552
Cost of revenue(1)	15,517	26,364	51,301
Gross profit	89,636	194,180	349,251
Operating expenses:
Research and development(1)	96,678	141,350	157,538
Sales and marketing(1)	104,006	140,188	233,191
General and administrative(1)	37,455	56,493	112,730
Total operating expenses	238,139	338,031	503,459
Loss from operations	(148,503)	(143,851)	(154,208)
Other income (expense), net	1,749	4,581	16,146
Loss before income taxes	(146,754)	(139,270)	(138,062)
Provision for income taxes	155	793	840
Net loss	(146,909)	(140,063)	(138,902)
Net income (loss) attributable to noncontrolling interest(2)	(45)	22	1,781
Net loss attributable to Slack	(146,864)	(140,085)	(140,683)
Less: Deemed dividends to preferred stockholders	—	40,883	—
Net loss attributable to Slack common stockholders	$(146,864)	$(180,968)	$(140,683)
__________________

(1)	Includes stock-based compensation as follows:

	Year Ended January 31,
	2017	2018	2019
	(In thousands)
Cost of revenue	$630	$491	$732
Research and development	34,546	35,260	9,948
Sales and marketing	9,744	8,044	2,677
General and administrative	5,171	4,288	9,775
Total stock-based compensation	$50,091	$48,083	$23,132

(2)	Our consolidated financial statements include our majority-owned subsidiary, Slack Fund. The ownership interest of minority investors in Slack Fund is recorded as a noncontrolling interest.

	Year Ended January 31,
	2017	2018	2019
	(as a % of revenue)
Revenue	100%	100%	100%
Cost of revenue	15	12	13
Gross profit	85	88	87
Operating expenses:
Research and development	92	64	39
Sales and marketing	99	63	58
General and administrative	35	26	28
Total operating expenses	226	153	125
Loss from operations	(141)	(65)	(38)
Other income (expense), net	1	2	4
Loss before income taxes	(140)	(63)	(34)
Provision for income taxes	—	1	1
Net loss	(140)	(64)	(35)
Net income (loss) attributable to noncontrolling interest	—	—	—
Net loss attributable to Slack	(140)	(64)	(35)
Less: Deemed dividends to preferred stockholders	—	18	—
Net loss attributable to Slack common stockholders	(140)%	(82)%	(35)%
Comparison of the Years Ended January 31, 2018 and 2019
Revenue and Cost of Revenue

	Year Ended January 31,
	2018	2019	$ Change	% Change
	(In thousands)
Revenue	$220,544	$400,552	$180,008	82%
Cost of revenue	26,364	51,301	24,937	95
Gross profit	$194,180	$349,251	$155,071	80
Revenue increased $180.0 million, or 82%, for the year ended January 31, 2019 compared to the year ended January 31, 2018. The increase in revenue was primarily due to expansion within our existing Paid Customers, as reflected by our Net Dollar Retention Rate of 143% as of January 31, 2019, and the addition of new Paid Customers, as our number of Paid Customers increased by 49% in the year ended January 31, 2019 compared to the prior year.
Cost of revenue increased $24.9 million, or 95%, for the year ended January 31, 2019 compared to the year ended January 31, 2018. The increase was primarily due to an $11.2 million increase in third-party hosting costs as the number of organizations on and usage of Slack in general increased, an $8.3 million increase in personnel and related costs, a $2.7 million increase in facility- and IT-related overhead costs due to additional headcount to support the growth in organizations on Slack, and a $2.4 million increase in credit card payment processing fees as the volume of sales transactions increased.

Operating Expenses

	Year Ended January 31,
	2018	2019	$ Change	% Change
	(In thousands)
Operating expenses:
Research and development	$141,350	$157,538	$16,188	11%
Sales and marketing	140,188	233,191	93,003	66
General and administrative	56,493	112,730	56,237	100
Total operating expenses	$338,031	$503,459	$165,428	49
Research and Development
Research and development expenses increased $16.2 million, or 11%, for the year ended January 31, 2019 compared to the year ended January 31, 2018. The increase was primarily due to a $6.9 million increase in personnel costs, primarily attributable to a 36% increase in research and development headcount, a $6.4 million increase in facility- and IT-related overhead costs to support our headcount growth, and the continued development and scalability of Slack, and a $2.5 million increase in contracted workers to supply additional workforce.
Sales and Marketing
Sales and marketing expenses increased $93.0 million, or 66%, for the year ended January 31, 2019 compared to the year ended January 31, 2018. The increase was primarily due to the substantial expansion of our sales force and marketing programs, including a $34.9 million increase in marketing expenses associated with higher advertising, brand marketing, and promotional activities. Personnel costs, which includes customer experience and infrastructure employee costs for users of our free version, also increased $30.2 million as we increased our sales and marketing headcount by 77% due to the need to support our growth. In addition, facility- and IT-related overhead costs increased $10.3 million to support our headcount growth. Further, third-party hosting costs for users on a Free subscription plan of Slack increased $9.5 million primarily due to continuing growth in our user base.
General and Administrative
General and administrative expenses increased $56.2 million, or 100%, for the year ended January 31, 2019 compared to the year ended January 31, 2018. The increase was primarily due to a $27.1 million increase in personnel costs primarily attributable to a 74% increase in our administrative, finance and accounting, legal, and human resources headcount, a $15.6 million increase in third-party professional service expenses to support our growth, and a $7.6 million increase in facility- and IT-related overhead costs due to additional headcount. In addition, we recorded a $2.3 million loss on disposals of property and equipment associated with office equipment and furniture and fixtures located at our previous headquarters facility.
Other Income (Expense), Net
Other income (expense), net was $16.1 million for the year ended January 31, 2019, an increase of $11.6 million from the year ended January 31, 2018. The increase in other income (expense), net was primarily due to an increase in interest income of $9.6 million on marketable securities and an increase in fair market value of our strategic investments of $3.7 million, partially offset by increased net foreign exchange losses of $1.4 million.
Provision for Income Taxes
The provision for income taxes was consistent at $0.8 million for the year ended January 31, 2019 and January 31, 2018.

Comparison of the Years Ended January 31, 2017 and 2018
Revenue and Cost of Revenue

	Year Ended January 31,
	2017	2018	$ Change	% Change
	(In thousands)
Revenue	$105,153	$220,544	$115,391	110%
Cost of revenue	15,517	26,364	10,847	70
Gross profit	$89,636	$194,180	$104,544	117
Revenue increased $115.4 million, or 110%, for the year ended January 31, 2018 compared to the year ended January 31, 2017. The increase in revenue was primarily due to expansion within our existing Paid Customers, as reflected by our Net Dollar Retention Rate of 152% as of January 31, 2018, and the addition of new Paid Customers, as our number of Paid Customers increased by 59% in the year ended January 31, 2018 compared to the prior year.
Cost of revenue increased $10.8 million, or 70%, for the year ended January 31, 2018 compared to the year ended January 31, 2017. The increase was primarily due to a $5.0 million increase in third-party hosting costs as the number of organizations on and usage of Slack in general increased, a $2.5 million increase in personnel and related costs, a $1.6 million increase in credit card payment processing fees as the volume of sales transactions increased due to the growth of our business, and a $1.4 million increase in facility- and IT-related overhead costs due to additional headcount to support the growth in organizations on Slack.
Operating Expenses

	Year Ended January 31,
	2017	2018	$ Change	% Change
	(In thousands)
Operating expenses:
Research and development	$96,678	$141,350	$44,672	46%
Sales and marketing	104,006	140,188	36,182	35
General and administrative	37,455	56,493	19,038	51
Total operating expenses	$238,139	$338,031	$99,892	42
Research and Development
Research and development expenses increased $44.7 million, or 46%, for the year ended January 31, 2018 compared to the year ended January 31, 2017. The increase was primarily due to a $31.0 million increase in personnel costs, primarily attributable to a 22% increase in research and development headcount, a $10.6 million increase in facility- and IT-related overhead costs to support our headcount growth, and the continued development and scalability of Slack.
Sales and Marketing
Sales and marketing expenses increased $36.2 million, or 35%, for the year ended January 31, 2018 compared to the year ended January 31, 2017. The increase was primarily due to the substantial expansion of our sales force and marketing programs. Personnel costs, which includes customer experience and infrastructure employee costs for users of our free version, increased $17.0 million as we increased our sales and marketing headcount by 86% due to the need to support our growth. In addition, third-party hosting costs for users on a Free subscription plan of Slack increased $9.9 million primarily due to continuing growth in our user base. Further, facility- and IT-related overhead costs increased $8.1 million to support our headcount growth.

General and Administrative
General and administrative expenses increased $19.0 million, or 51%, for the year ended January 31, 2018 compared to the year ended January 31, 2017. The increase was primarily due to a $10.0 million increase in personnel costs primarily attributable to a 38% increase in our administrative, finance and accounting, legal, and human resources headcount, a $4.7 million increase in facility- and IT-related overhead costs due to additional headcount, and a $2.5 million increase in third-party professional service expenses to support our growth.
Other Income (Expense), Net
Other income (expense), net was $4.6 million for the year ended January 31, 2018, an increase of $2.8 million from the year ended January 31, 2017. The increase in other income (expense), net was primarily due to an increase in interest income of $1.8 million on investments, increased net foreign exchange gains of $0.6 million, and an increase in other non-operating income of $0.4 million.
Provision for Income Taxes
The provision for income taxes was $0.8 million for the year ended January 31, 2018, an increase of $0.6 million from the year ended January 31, 2017, primarily related to a provision for income taxes in foreign tax jurisdictions.
Quarterly Results of Operations
The following tables set forth our unaudited quarterly statements of operations data for each of the eight quarters ended January 31, 2019, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

	Three Months Ended
	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019
	(In thousands)
Revenue	$42,719	$51,320	$58,046	$68,459	$80,919	$92,018	$105,648	$121,967
Cost of revenue(1)	5,418	6,098	6,788	8,060	10,101	11,361	13,540	16,299
Gross profit	37,301	45,222	51,258	60,399	70,818	80,657	92,108	105,668
Operating expenses:
Research and development(1)	24,381	26,800	28,489	61,680	35,410	35,182	40,990	45,956
Sales and marketing(1)	26,761	29,307	35,274	48,846	42,168	53,553	67,687	69,783
General and administrative(1)	12,337	12,482	14,404	17,270	19,568	25,608	34,185	33,369
Total operating expenses	63,479	68,589	78,167	127,796	97,146	114,343	142,862	149,108
Loss from operations	(26,178)	(23,367)	(26,909)	(67,397)	(26,328)	(33,686)	(50,754)	(43,440)
Other income (expense), net	547	890	843	2,301	1,802	2,085	3,376	8,883
Loss before income taxes	(25,631)	(22,477)	(26,066)	(65,096)	(24,526)	(31,601)	(47,378)	(34,557)
Provision for (benefit from) income taxes	194	(114)	161	552	350	85	318	87
Net loss	(25,825)	(22,363)	(26,227)	(65,648)	(24,876)	(31,686)	(47,696)	(34,644)
Net income (loss) attributable to noncontrolling interest(2)	(1)	47	31	(55)	6	174	(24)	1,625
Net loss attributable to Slack	(25,824)	(22,410)	(26,258)	(65,593)	(24,882)	(31,860)	(47,672)	(36,269)
Less: Deemed dividends to preferred stockholders	—	—	—	40,883	—	—	—	—
Net loss attributable to Slack common stockholders	$(25,824)	$(22,410)	$(26,258)	$(106,476)	$(24,882)	$(31,860)	$(47,672)	$(36,269)

__________________

(1)	Includes stock-based compensation as follows:

	Three Months Ended
	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019
	(In thousands)
Cost of revenue	$71	$59	$56	$305	$603	$58	$40	$31
Research and development	1,126	1,494	1,108	31,532	3,395	944	3,532	2,077
Sales and marketing	479	416	312	6,837	1,204	248	227	998
General and administrative	814	659	486	2,329	916	388	6,716	1,755
Total stock-based compensation	$2,490	$2,628	$1,962	$41,003	$6,118	$1,638	$10,515	$4,861
In the fourth quarter of fiscal year 2018, we recorded compensation expense of $39.1 million attributable to a tender offer that increased all operating expense line items and cost of revenue for the quarter. In the first, second and fourth quarters of fiscal year 2019, we recorded an additional compensation expense of $4.4 million, $7.9 million, and $2.5 million, respectively, related to secondary sales of Class B common stock by certain of our current and former employees.

(2)	Our consolidated financial statements include our majority-owned subsidiary, Slack Fund. The ownership interest of minority investors in Slack Fund is recorded as a noncontrolling interest.

	Three Months Ended
	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019
	(as a % of revenue)
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	13	12	12	12	12	12	13	13
Gross profit	87	88	88	88	88	88	87	87
Operating expenses:
Research and development	57	52	49	90	44	39	39	38
Sales and marketing	62	57	60	71	52	58	64	57
General and administrative	29	25	25	25	24	28	32	28
Total operating expenses	148	134	134	186	120	125	135	123
Loss from operations	(61)	(46)	(46)	(98)	(32)	(37)	(48)	(36)
Other income (expense), net	1	2	1	3	2	3	3	8
Loss before income taxes	(60)	(44)	(45)	(95)	(30)	(34)	(45)	(28)
Provision for/(benefit from) income taxes	—	—	—	1	1	—	—	—
Net loss	(60)	(44)	(45)	(96)	(31)	(34)	(45)	(28)
Net income (loss) attributable to noncontrolling interest	—	—	—	—	—	1	—	2
Net loss attributable to Slack	(60)	(44)	(45)	(96)	(31)	(35)	(45)	(30)
Less: Deemed dividends to preferred stockholders	—	—	—	60	—	—	—	—
Net loss attributable to Slack common stockholders	(60)%	(44)%	(45)%	(156)%	(31)%	(35)%	(45)%	(30)%

Quarterly Trends
Revenue and Cost of Revenue
Our revenue increased sequentially for all periods presented primarily due to higher sales of subscriptions to both our existing and new Paid Customers.
Total cost of revenue increased sequentially for all periods presented, consistent with our revenue growth, in order to support our overall growth.
Operating Expenses
Total operating expenses increased sequentially for all periods presented, excluding stock-based compensation of $39.1 million attributable to tender offers and repurchases for our outstanding common stock in the fourth quarter of fiscal year 2018, primarily due to increases in employee headcount and the expansion of our business. In the fourth quarter of fiscal year 2018, we recorded a one-time compensation charge for a total amount of $39.1 million due to a tender offer in which we repurchased shares of our Class B common stock and convertible preferred stock from certain of our stockholders. The expense associated with the tender offer increased cost of revenue by $0.3 million, research and development expense by $30.4 million, sales and marketing expense by $6.5 million, and general and administrative expense by $1.9 million, in the fourth quarter of fiscal year 2018. In the third quarter of fiscal year 2019, we incurred additional sales and marketing expenses primarily due to increased advertising efforts as well as incurring expenses in connection with holding our annual user conference, Frontiers.
Key Business Metrics

	As of
	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019
Paid Customers (period end)	42,000	47,000	52,000	59,000	67,000	73,000	81,000	88,000
Paid Customers >$100,000 (period end)	164	209	254	298	351	412	491	575
Net Dollar Retention Rate	156%	153%	151%	152%	149%	146%	144%	143%
Quarterly Key Metrics Trends
Our Paid Customers, including Paid Customers >$100,000, increased sequentially for all quarters in fiscal year 2018 and 2019, primarily due to organic growth of new organizations on Slack as a result of strong performance within our self-service acquisition model, as well as increased expansion of users within our existing Paid Customer base.
Our Net Dollar Retention Rate has declined across most of the eight quarters as our base of revenue has grown and our penetration within existing, long-term Paid Customers has increased. We expect our Net Dollar Retention Rate will fluctuate in future periods due to a number of factors, including the growing level of our revenue base, the level of penetration within our Paid Customer base, expansion of products and features, and our ability to retain our Paid Customers.

Non-GAAP Financial Measures

	Three Months Ended
	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019
	(In thousands)
Calculated Billings	$59,696	$66,602	$74,484	$88,231	$102,080	$114,767	$126,457	$173,668

Free Cash Flow	$(10,977)	$5,237	$(1,388)	$(50,533)	$(14,969)	$(7,722)	$(43,467)	$(31,081)
Tender offer payments and repurchases deemed compensation(1)	51	251	—	39,072	—	—	—	—
Adjusted Free Cash Flow	$(10,926)	$5,488	$(1,388)	$(11,461)	$(14,969)	$(7,722)	$(43,467)	$(31,081)
__________________

(1)
In fiscal year 2018, we made cash payments of $39.4 million, attributable to tender offers and repurchases for our outstanding common stock, which was accounted for as compensation. Adjusted Free Cash Flow has been shown here as adjusted for these cash payments. We have adjusted our Free Cash Flow for these payments because we do not expect them to occur when we are a public company so we believe that this provides greater comparability across periods.

Calculated Billings
We define Calculated Billings as revenue plus the change in total deferred revenue during the period.

	Three Months Ended
	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019
	(In thousands)
Revenue	$42,719	$51,320	$58,046	$68,459	$80,919	$92,018	$105,648	$121,967
Add: Deferred revenue, end of period	73,961	89,243	105,681	125,453	146,614	169,363	190,172	241,873
Less: Deferred revenue, beginning of period	(56,984)	(73,961)	(89,243)	(105,681)	(125,453)	(146,614)	(169,363)	(190,172)
Calculated Billings	$59,696	$66,602	$74,484	$88,231	$102,080	$114,767	$126,457	$173,668
Our Calculated Billings increased sequentially for all periods presented primarily due to higher sales of subscriptions to both our existing and new Paid Customers. The significant increase in the fourth quarter of fiscal year 2019 was due to the impact of seasonality on our business, following typical enterprise software buying patterns, and a particularly strong fourth quarter in billings. We expect Calculated Billings to decline or grow less quickly in the first quarter of fiscal year 2020 due to the impact of seasonality on our business.

Free Cash Flow and Adjusted Free Cash Flow
We define Free Cash Flow as net cash provided by (used in) operating activities less cash used for purchases of property and equipment and Adjusted Free Cash Flow as Free Cash Flow plus tender offer payments and repurchases deemed compensation.

	Three Months Ended
	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019
	(In thousands)
Net cash provided by (used in) operating activities	$(2,848)	$7,048	$2,499	$(42,316)	$3,433	$1,488	$(28,375)	$(17,605)
Purchases of property and equipment	(8,129)	(1,811)	(3,887)	(8,217)	(18,402)	(9,210)	(15,092)	(13,476)
Free Cash Flow	(10,977)	5,237	(1,388)	(50,533)	(14,969)	(7,722)	(43,467)	(31,081)
Tender offer payments and repurchases deemed compensation(1)	51	251	—	39,072	—	—	—	—
Adjusted Free Cash Flow	$(10,926)	$5,488	$(1,388)	$(11,461)	$(14,969)	$(7,722)	$(43,467)	$(31,081)
Net cash provided by (used in) investing activities	$5,950	$(11,629)	$(89,192)	$(145,565)	$(38,608)	$(7,141)	$(289,939)	$2,267
Net cash provided by financing activities	$681	$1,013	$249,428	$45,913	$758	$7,173	$427,623	$2,123
__________________

(1)
In fiscal year 2018, we made cash payments of $39.4 million, attributable to tender offers and repurchases for our outstanding common stock, which was accounted for as compensation. Adjusted Free Cash Flow has been shown here as adjusted for these cash payments. We have adjusted our Free Cash Flow for these payments because we do not expect them to occur when we are a public company so we believe that this provides greater comparability across periods.

Liquidity and Capital Resources
As of January 31, 2019, our principal sources of liquidity were cash, cash equivalents, and restricted cash of $201.3 million and marketable securities of $660.3 million. Cash and cash equivalents are comprised of bank deposits and money market funds. Restricted cash consists of cash deposited with financial institutions as collateral for our obligations under the facility leases in San Francisco, California and Denver, Colorado. As of January 31, 2019, restricted cash was $20.5 million. Marketable securities are comprised of commercial paper, U.S. agency securities, U.S. government securities, international government securities, and corporate bonds. Substantially all cash and cash equivalents are held in the United States. Since our inception, we have financed our operations primarily through proceeds from the issuance of our convertible preferred stock and common stock and cash generated from the sale of our subscriptions.
We have generated significant losses from operations and negative cash flows from operating activities in the past as reflected in our accumulated deficit of $665.6 million as of January 31, 2019 We expect to continue to incur operating losses for the foreseeable future due to the investments that we intend to make in our business and, as a result, we may require additional capital resources to grow our business.
We believe that current cash, cash equivalents, and marketable securities will be sufficient to fund our operations for at least the next 12 months. Our future capital requirements, however, will depend on many factors, including our subscription growth rate, our Net Dollar Retention Rate, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and features, particularly for large organizations and for networks between organizations and the continuing market adoption of Slack. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. In the event that additional financing is required from outside sources, we may seek to raise additional funds at any time through equity, equity-linked arrangements, and debt. If we are unable to raise additional capital when desired and at reasonable rates, our business, results of operations, and financial condition would be adversely affected. See the section titled “Risk Factors—Risks Related to Our Business—Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.”
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year Ended January 31,
	2017	2018	2019
	(In thousands)
Net cash used in operating activities	$(89,806)	$(35,617)	$(41,059)
Net cash used in investing activities	(41,771)	(240,436)	(333,421)
Net cash provided by financing activities	214,096	297,035	437,677
Net increase in cash, cash equivalents and restricted cash	$82,519	$20,982	$63,197
Cash Used in Operating Activities
Our largest source of operating cash is cash collections from organizations on a paid subscription plan. Our primary uses of cash from operating activities are for employee-related expenditures, sales and marketing expenses, and third-party hosting costs. Historically, we have generated negative cash flows from operating activities and have supplemented working capital requirements through net proceeds from the private sale of equity securities.
During the year ended January 31, 2019, operating activities used $41.1 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $138.9 million, impacted by $39.2 million non-cash charges and $58.6 million of cash provided from changes in our operating assets and liabilities. The non-cash charges primarily consisted of $23.1 million in stock-based compensation, $16.8 million of depreciation and amortization, $3.2 million of amortization of deferred contract acquisition costs, and a $2.3 million loss on disposal of property and equipment, partially offset by a $3.7 million gain as a result of the change in fair value of our strategic investments and $3.1 million of net amortization of bond discount on debt securities available for sale. The cash provided from changes in our operating assets and liabilities was primarily due to a $116.4 million increase in deferred revenue due to increased billings, and a $45.6 million increase in accounts payable, accrued expenses, and other liabilities as a result of our increased spending and headcount associated with the growth of our business. These amounts were partially offset by a $53.1 million increase in prepaid expenses and other assets mainly due to a $22.8 million increase in prepaid hosting services and a $12.7 million increase in deferred commissions, and a $50.3 million increase in accounts receivable, reflecting increased billings.
During the year ended January 31, 2018, operating activities used $35.6 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $140.1 million, impacted by non-cash charges of $25.3 million, primarily consisting of $14.3 million of depreciation and amortization, $8.7 million in stock-based compensation, and $1.4 million of net amortization of bond premium on debt securities available for sale, and $79.1 million of cash provided from changes in our operating assets and liabilities. The cash provided from changes in our operating assets and liabilities was primarily due to a $68.5 million increase in deferred revenue due to increased billings, a $26.2 million increase in accounts payable, accrued expenses, and other liabilities as a result of our increased spending and headcount associated with the growth of our business, and a $6.4 million decrease in prepaid expenses and other assets. These amounts were partially offset by an increase in accounts receivable of $22.0 million reflecting increased billings.
During the year ended January 31, 2017, operating activities used $89.8 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $146.9 million, impacted by non-cash charges of $51.3 million, primarily consisting of $42.1 million in stock-based compensation, $6.8 million of depreciation and amortization, and $2.2 million of net amortization of bond premium on debt securities available for sale, and $5.8 million of cash provided from changes in our operating assets and liabilities. The cash provided by changes in our operating assets and liabilities was primarily the result of a $38.2 million increase in deferred revenue due to increased billings, a $12.6 million increase in accrued expenses, and other liabilities due to increased expenditures and headcount associated with the growth of our business. These increases were partially offset by a $31.6 million increase in prepaid expenses and other assets of which $20.0 million was for our hosting service contract, a $12.0 million increase in accounts receivable reflecting increased billings, and a $1.4 million decrease in accounts payable.
Cash Used in Investing Activities
Net cash used in investing activities during the year ended January 31, 2019 was $333.4 million, which was primarily used to purchase marketable securities of $967.1 million, property and equipment of $56.2 million, business and intangible assets of $47.7 million, and strategic investments of $2.3 million, partially offset by sales and maturities of marketable securities of $738.9 million.
Net cash used in investing activities during the year ended January 31, 2018 was $240.4 million, which was primarily used to purchase marketable securities of $510.8 million, property and equipment of $22.0 million and strategic investments of $2.9 million, partially offset by sales and maturities of marketable securities of $295.2 million.
Net cash used in investing activities during the year ended January 31, 2017 was $41.8 million, which was primarily used to purchase marketable securities of $346.4 million, property and equipment of $24.2 million, and strategic investments of $4.5 million, partially offset by sales and maturities of marketable securities of $333.9 million.
Cash Provided by Financing Activities
Net cash provided by financing activities for the year ended January 31, 2019 was $437.7 million, reflecting proceeds from issuance of convertible preferred stock of $426.9 million, proceeds from issuance of common stock to a third party of $6.1 million, and the exercise of stock options to purchase common stock of $4.8 million.
Net cash provided by financing activities for the year ended January 31, 2018 was $297.0 million, reflecting proceeds from issuance of convertible preferred stock of $412.4 million and the exercise of stock options to purchase common stock of $2.9 million, partially offset by repurchases of convertible preferred stock of $77.7 million and common stock of $40.5 million.
Net cash provided by financing activities for the year ended January 31, 2017 was $214.1 million, reflecting proceeds from the issuance of convertible preferred stock of $207.9 million, the exercise of stock options to purchase common stock of $4.7 million, and capital contributions made by noncontrolling interest members of Slack Fund of $5.8 million, partially offset by repurchases of common stock of $4.3 million.
Contractual Obligations and Commitments
Our principal contractual commitments primarily consist of obligations under leases for office space and datacenter operations.
The following table summarizes our consolidated principal contractual cash obligations, as of January 31, 2019, and is supplemented by the discussion following the table:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Operating lease obligations(1)	$238,187	$27,359	$50,952	$48,327	$111,549
Hosting commitments(2)	212,500	50,000	100,000	62,500	—
Other commitments(3)	47,944	17,801	15,989	3,576	10,578
Total	$498,631	$95,160	$166,941	$114,403	$122,127
__________________

(1)	Consists of future non-cancelable minimum rental payments under operating leases for our offices.

(2)
In April 2018, we executed an amendment to our existing agreement with Amazon Web Services. The amended agreement was effective as of May 1, 2018 and continues through July 31, 2023. We have minimum annual commitments of $50.0 million each year of the agreement term for a total minimum commitment of $250.0 million.

(3)	Consists of future minimum payments under non-cancelable purchase commitments primarily related to IT operations, sales and marketing activities, and acquisition related obligations.
In addition to the contractual obligations set forth above, as of January 31, 2019, we had $20.5 million in standby letters of credit outstanding related to our office facilities in San Francisco, California and Denver, Colorado.
In March 2019, we entered into a non-cancelable operating lease agreement for an office facility in San Francisco, California. The lease term is from March 2019 to June 2030, with future minimum lease payments of $170.3 million. In conjunction with the agreement and to secure the lease, we entered into an $18.0 million irrevocable standby letter of credit.
Off-Balance Sheet Arrangements
As of January 31, 2019, we did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.
Significant Impacts of Stock-Based Compensation
Restricted Stock Units (RSUs)
We have granted RSUs to our employees and directors under our 2009 Plan. RSUs outstanding as of January 31, 2019 have both service-based and performance vesting conditions. The service-based vesting period for these awards is typically four years with a cliff vesting period of one year and continued vesting quarterly thereafter. Upon satisfaction of the performance vesting condition, RSUs for which the service-based condition has also been satisfied will vest immediately, and any remaining unvested RSUs will vest quarterly over the remaining service period. The performance vesting condition is satisfied on the earlier of (i) a change in control of the company, (ii) the initial public offering of our securities, or (iii) the listing and public trading of our Class A common stock on the NYSE.
As of January 31, 2019, all compensation expense related to RSUs remained unrecognized because the performance vesting condition was not satisfied. At the time the performance vesting condition becomes probable, which is not until such condition is satisfied, we will recognize the cumulative stock-based compensation expense for the outstanding RSUs using the accelerated attribution method. As of January 31, 2019, 63.1 million RSUs were outstanding, of which 22.4 million had met their service-based condition. If the performance vesting condition had occurred on January 31, 2019, we would have recorded $157.5 million of stock-based compensation, and we would recognize unamortized stock-based compensation of $151.4 million over a weighted-average remaining requisite service period of 2.9 years. The recognition of stock-based compensation would affect our cost of revenue and our research and development, sales and marketing, and general and administrative operating expense line items.
Indemnification Agreements
In the ordinary course of business, we enter into contractual arrangements under which we agree to provide indemnification of varying scope and terms to organizations on Slack, business partners, and other parties with respect to certain matters, including losses arising out of intellectual property infringement claims made by third parties, violation of applicable laws, and negligence or acts of willful misconduct, among others, with respect to Slack. In these circumstances, payment is typically conditional on the other party making a claim pursuant to the procedures specified in the particular contract.
In addition, we have entered into indemnification agreements with our directors, executive officers, and certain board observers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or as board observers until the effectiveness of the registration statement of which this prospectus forms a part.

Quantitative and Qualitative Disclosures about Market Risk
We are exposed to certain market risks in the ordinary course of our business. These risks primarily include:
Interest Rate Risk
We had cash and cash equivalents of $180.8 million and marketable securities of $660.3 million as of January 31, 2019, which consisted of bank deposits, money market accounts, commercial paper, U.S. agency securities, U.S. government securities, international government securities, and corporate bonds. The cash and cash equivalents are held primarily for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
Currency Exchange Risk
The functional currency of our foreign subsidiaries is generally the U.S. dollar. Monetary assets and liabilities are remeasured using foreign currency exchange rates at the end of the period, and non-monetary assets are remeasured based on historical exchange rates. Gains and losses due to foreign currency are the result of either the remeasurement of subsidiary balances or transactions denominated in currencies other than the foreign subsidiaries’ functional currency and are included in other income (expense), net in our statements of operations.
We have foreign currency exchange risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, principally the Euro. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in foreign exchange gains (losses) related to changes in foreign currency exchange rates. In the event our foreign currency denominated assets, liabilities, sales, or expenses increase, our results of operations may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business.
We do not currently engage in any hedging activity to reduce our potential exposure to currency fluctuations, although we may choose to do so in the future. A hypothetical 10% change in foreign currency exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
Inflation Risk
We do not believe that inflation has had a material effect on our business, results of operations, or financial condition.
Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.
We believe that of our significant accounting policies, which are described in Note 1 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.
Under the JOBS Act, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. We meet the definition of an “emerging growth company” and have elected to use this extended transition period. As a result of this election, our timeline to comply with these standards will in many cases be delayed as compared to other public companies that are not eligible to take advantage of this election or have not made this election. Therefore, our financial statements may not be comparable to those of companies that comply with the public company effective dates for these standards.
Revenue Recognition
We elected to adopt Accounting Standards Codification, or ASC Topic 606, Revenue from Contracts with Customers, or ASC 606, effective as of February 1, 2017, utilizing the full retrospective method of adoption. Accordingly, the consolidated financial statements for the fiscal years ended January 31, 2017, 2018, and 2019 are presented under ASC 606. We recognize revenue from contracts with organizations on a paid subscription plan using the five-step method described in Note 1 in our consolidated financial statements. We derive revenue from monthly, annual, and multi-year subscription fees earned from organizations on a paid subscription plan accessing Slack.
In our contracts, we typically have one performance obligation of providing access to Slack. On occasion, we also provide professional services to organizations on Slack, which are separate performance obligations. Professional services revenue has not been material to date. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on their relative standalone selling price. We determine standalone selling price, or SSP, for all of our performance obligations using observable inputs, such as standalone sales and historical contract pricing. SSP also reflects the amount we would charge for that performance obligation if it were sold separately in a standalone sale, and the price we would sell to similar organizations on Slack in similar circumstances.
In general, we satisfy our performance obligations over time as we provide the promised services to organizations on a paid subscription plan. We maintain a fair billing policy, under which certain organizations on a paid subscription plan are entitled to credit if they have not used the entirety of the contracted number of users for which they have paid during the contractual term of the arrangement. These credits, accounted for as a part of deferred revenue, may be carried over to offset future billings and are not refundable for cash. A majority of our contracts give a right to bill for additional usage, and this is deemed variable consideration. The variable consideration is allocated to the distinct day the services are completed, as services provided to the additional users are specific to the period that the usage occurs. To the extent that we believe it is probable that a significant reversal would not occur, an estimate is made for the revenue associated with incremental usage during a period. The incremental revenue recognized associated with these estimates has not been material through fiscal year 2019.
Business Combinations and Valuation of Goodwill and Other Acquired Intangible Assets
Upon acquiring a business, we estimate the fair value of assets acquired and liabilities assumed. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed.
The estimation of fair value requires significant judgment and the use of assumptions by management. Key assumptions made in making these estimates include, but are not limited to, estimating future cash flows, selecting discount rates, and selecting valuation methodologies. While we believe the assumptions and estimates we have made in the past have been appropriate, they are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. On the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in our consolidated statements of operations.
Stock-Based Compensation
We measure compensation expense for all stock-based payment awards, including stock options, RSUs, and RSAs, granted to employees, directors, and other service providers, based on the estimated fair value of the awards on the date of grant. The fair value of each stock option granted is estimated using the Black-Scholes option pricing model. Stock-based compensation is recognized on a straight-line basis, net of forfeitures, over the requisite service period.

We grant RSUs to our employees and directors with both service-based and performance vesting conditions. The service-based vesting period for these awards is typically four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance vesting condition is satisfied on the earlier of (i) a change in control of the company, (ii) the initial public offering of our securities, or (iii) the listing and public trading of our Class A common stock on the NYSE. As of January 31, 2019, achievement of the performance condition was not probable and therefore, all compensation expense related to RSUs remained unrecognized. A change in control event, the initial public offering of our securities, and effective registration statement for the listing and public trading of our Class A common stock on the NYSE are not deemed probable until consummated. If the listing and public trading of our Class A common stock on the NYSE had occurred on January 31, 2019, we would have recognized $157.5 million of stock-based compensation for all RSUs that had fully satisfied the service-based vesting condition on that date, and would have $151.4 million of unrecognized compensation cost that represents the grants that have not met the service condition as of January 31, 2019.
Common Stock Valuations
The fair value of the common stock underlying our stock-based payment awards is determined by our board of directors, with input from management and reviews of third-party valuations which are performed at least quarterly to determine the fair value of RSUs and RSAs and perform the fair value calculations with the Black-Scholes option-pricing model. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. If stock-based payment awards were granted a short period of time prior to the date of a valuation report, we retrospectively assessed the fair value used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. Prior to the listing of our Class A common stock on the NYSE, given the absence of a public trading market for our common stock, the valuations of common stock were determined in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and our board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of fair value of our common stock, including the following factors:

•	the results of contemporaneous valuations performed at periodic intervals by an independent valuation firm;

•	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	the prices of our convertible preferred stock and common stock sold to investors in arms-length transactions or offered to investors through a tender offer;

•	our actual operating and financial performance and estimated trends and prospects for our future performance;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering, direct listing, or sale of our company, given prevailing market conditions;

•	the lack of marketability involving securities in a private company;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.
In valuing our common stock, our board of directors determined the equity value of our business generally using a weighting of the income and market approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on our weighted-average cost of capital and are adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.

For valuations prior to January 31, 2018, the equity valuation was based on both the income and the market approach valuation methods. The Option Pricing Method, or OPM, was selected as the principal equity allocation method. When we had completed or were expecting to complete a preferred equity financing, the terms and pricing of the financing round were included in the analysis used to estimate our value and the value of our common stock. These methods were consistent with prior valuations.
For valuations as of and subsequent to January 31, 2018, where the company did not have a recent or expected arm’s length preferred equity financing, we have used a hybrid method utilizing a combination of the OPM and the probability-weighted expected return method, or PWERM, in estimating the value of our common stock. Using the PWERM, the value of our common stock is estimated based upon a probability-weighted analysis of varying values for our common stock assuming possible future events for our company, including a scenario of an IPO or a direct listing of our Class A common stock on an exchange and a scenario assuming continued operation as a private entity. When the company had a recent or expected arm’s length preferred equity financing, the results from the PWERM analysis were not inconsistent with the overall weighted value considering the terms and pricing of the preferred round of financing.
Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
Our board of directors’ assessments of the fair value of our common stock for grant dates between the dates of an available third-party valuation report were based in part on the current available financial and operational information and the common stock value provided in the most recent available third-party valuation report as compared to the timing of each grant. For financial reporting purposes, we generally used a straight-line interpolation between the two dates of the valuation included in third-party valuation reports. This determination included an evaluation of whether the subsequent valuation report indicated that any significant change in valuation had occurred between the previous valuation and the grant date.
For valuations after the completion of the listing of our Class A common stock on the NYSE, our board of directors will determine the fair value of each share of underlying Class A common stock based on the closing price of our Class A common stock as reported on the date of grant.
Recent Accounting Pronouncements
See the section titled “Summary of Business and Significant Accounting Policies” in Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus for more information.

BUSINESS
Introduction – What is Slack?
Slack is where work happens.
Around the world, over 600,000 organizations in over 150 countries have turned to Slack as the place to communicate, collaborate, and get work done. Over 10 million people inside those organizations – accountants, customer support reps, engineers, lawyers, journalists, dentists, chefs, detectives, executives, scientists, farmers, hoteliers, salespeople, and many others – collectively spend more than 50 million hours in active use of Slack in a typical week, on either a free or paid subscription plan. They do so because Slack is a new layer of the business technology stack that brings together people, applications, and data – a single place where people can effectively work together, access hundreds of thousands of critical applications and services, and find important information to do their best work.
History
We created Slack initially as an internal tool to help our own team stay on the same page, to be able to easily access conversations, decisions, data, and content that had been shared, and to tap into a variety of software applications from one place. We were frustrated with email. It created fragmented silos of inaccessible information, hidden in individual inboxes. When new members joined the team, they were cut off from the rich history of communication that occurred before they arrived. Transparency was difficult to achieve and routine communication had to be supplemented with status reports and stand-up meetings in order to keep the team coordinated.
In addition, despite the fact that email was the universal default routing mechanism for enterprise software, it was also an ineffective medium for sharing and managing the information and activity generated by that software. The notifications and simple workflows, such as approval processes, generated by customer support ticketing tools, human resources management systems, and expense trackers, disappeared into individual inboxes. Email is static and offers no direct integration with any of these tools. In short, email was a tiny window into the vast landscape of business information and software available to us collectively, and we needed to see the whole picture.
We needed a new way to work that would help us make the most of both our people and our significant investment in software. What was available was incomplete, inadequate, and unfit for our work at hand. What we needed did not exist. So we built it.
Since our public launch in 2014, it has become apparent that organizations worldwide have similar needs, and are now finding the solution with Slack. Our growth is largely due to word-of-mouth recommendations. Slack usage inside organizations of all kinds is typically initially driven bottoms-up, by end users. Despite this, we (and the rest of the world) still have a hard time explaining Slack. It’s been called an operating system for teams, a hub for collaboration, a connective tissue across the organization, and much else. Fundamentally, it is a new layer of the business technology stack in a category that is still being defined.
Slack’s Role
The most helpful explanation of Slack is often that it replaces the use of email inside the organization. Like email (or the Internet or electricity), Slack has very general and broad applicability. It is not aimed at any one specific purpose, but nearly anything that people do together at work. Slack is used to review job candidates, coordinate election coverage, diagnose network problems, negotiate budgets, plan marketing campaigns, approve menus, and organize disaster response teams, along with countless other tasks.
Unlike email, however, most of this activity happens in team-based channels, rather than in individual inboxes. Channels offer a persistent record of the conversations, data, documents, and application workflows relevant to a project or a topic. Membership of a channel can change over time as people join or leave a project or organization, and users benefit from the accumulated historical information in a way an employee never could when starting with an empty email inbox. Depending on the size of the organization, this might provide tens, hundreds or even thousands of times more access to information than is available to individuals working in environments where email is the primary means of communication.

Also unlike email, Slack was designed from the ground up to integrate with external software systems. Slack provides an easy way for users to share and aggregate information from other software, take action on notifications, and advance workflows in a multitude of third-party applications, over 1,500 of which are listed in the Slack App Directory. Further, Slack’s platform capabilities extend beyond integrations with third-party applications and allow for easy integrations with an organization’s internally-developed software. During the three months ended January 31, 2019, our more than 10 million daily active users included more than 500,000 registered developers. Developers have collectively created more than 450,000 third-party applications or custom integrations that were used in a typical week during the three months ended January 31, 2019. Additionally, we are currently developing low-code solutions to create integrations and workflows entirely in Slack, suitable for all users and based on a simple, non-technical user interface.
Ultimately, Slack is more than email replacement. It is a new layer of technology that brings together people, applications, and data. Just as an operating system coordinates the flow of information and resources of a computer in a centralized fashion, using Slack inside an organization creates a hub into which critical business information flows, is acted upon and transformed, and is then quickly routed to its desired destination. Slack streamlines our users’ workflows, increases the beneficial return on the time they spend communicating, and creates a powerful point of leverage for increased productivity.
Business Context
We believe Slack is positioned extremely well to benefit from several powerful secular trends that are transforming businesses and shaping the future of work. The first is the explosive proliferation of software into every aspect of business and the second is the increased pace of disruption driven by technological change.
According to Netskope, a typical enterprise uses more than 1,000 cloud services. Many of the largest IT departments maintain thousands of enterprise applications. All of this software either automates the repetitive and often error-prone work that humans used to do or augments human effort with entirely new capabilities. This software has enormous benefits in terms of accuracy of information, speed of delivery, and knowledge worker productivity, but it also introduces new challenges.
With the simpler and more routine tasks automated away, the work that remains is more sophisticated and complex. Those tasks, which most rely on human judgment, intelligence, and creativity, are both more difficult to perform and more difficult to coordinate. Organizational alignment becomes harder to achieve. Further, the increased use of highly specialized software in different functional areas leads to a fragmentation of attention and, because it is often difficult to share objects or records with non-users, impedes the flow of important information across the organization.
These challenges compound the disruptive threats companies face in increasingly dynamic environments. Technological change and increased globalization continually create new opportunities and threats, but they also accelerate second-order change in customer needs, competitors’ behavior, and overall macroeconomic conditions. This environment demands an ever-greater ability to adapt and respond: 52% of the companies in the S&P 500 at the end of 2000 were no longer in the S&P at the end of 2018. In an increasingly dynamic world, the fundamental business advantage is organizational agility – the ability for individuals, teams, and organizations to maintain alignment while continually transforming to meet evolving challenges.
How Slack Helps
Slack is designed to allow people and teams to realize their full potential at work and, in doing so, to help organizations overcome the challenges created by their increased reliance on a proliferation of specialized software and radically reduce the communication and coordination effort required to achieve a given amount of organizational agility.
Our vision is a world where organizational agility is easy to achieve, regardless of an organization’s size
As a result of the alignment teams and organizations are able to maintain while continuously adapting to respond in increasingly dynamic environments, less effort and energy is wasted and the human beings on those teams are able to fully utilize their intelligence and creativity in pursuit of the organization’s shared objectives.

Slack makes existing software more useful and accessible
As a flexible platform for routing information of all kinds – messages, data, documents, even user interfaces and application state – Slack integrates horizontally with thousands of other applications, from those provided by companies like Google, Salesforce, ServiceNow, Atlassian, and Dropbox to the proprietary line-of-business applications developed by organizations for their own internal use. This functionality enables users to securely interact with all of these applications in one familiar user interface, with actions and workflows recorded both in Slack and in the integrated applications. For example, a manager can quickly look up an account in Salesforce, approve a time-off request in Workday, and view a Word document stored in Box, all without leaving Slack.
Whatever tools organizations on Slack already use, and whatever they might use in the future, our goal is to make their experience of those tools better because they use Slack. Through an open API and an expansive approach to partnerships, we enable organizations on Slack to get more out of their software investment. Because software is a way of getting more out of what is often an organization’s largest expense, payroll, this can have a double-levered impact on topline productivity.
Slack drives increased organizational agility
As a new layer of business technology that brings together an organization’s people, applications, and data, Slack improves organizational alignment. In a December 2018 survey that we conducted with more than a thousand U.S.-based users who had been using Slack for at least one month, which we refer to as our 2018 Survey, 87% reported that Slack improved communication and collaboration inside their organization. Of those users who believed that Slack impacted the transparency of projects, initiatives, or team activities across their organization, 97% reported either “more” or “much more” transparency with Slack. By the same measure, 89% reported “more” or “much more” productivity.
Organizational agility is a difficult thing to measure, but anyone who has worked at a large organization knows that the cost of communication and coordination is high and it grows dramatically with the number of people involved. We believe an organization’s perception of the value of Slack and specifically their perception of its impact on key factors in their organization’s performance are useful indicators of the improvements organizations are able to achieve through their use of Slack.
Summary of Key Benefits
Working in Slack provides several key benefits to users, teams, and organizations and to our platform ecosystem:

•
People love using Slack and that leads to high levels of engagement. Slack is enterprise software created with an eye for user experience usually associated with consumer products. We believe that the more simple, enjoyable, and intuitive the product is, the more people will want to use it. As a result, teams benefit from the aggregated attention that happens when all members of a team are engaged in a single collaboration tool.

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Slack increases an organization’s “return on communication.” Moving to channel-based communication increases accessibility of communication, which in turn increases transparency and breaks down silos. The organization benefits from increased coordination and alignment from a given amount of communication, with no additional effort in the form of status reports, update meetings, and so on.

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Slack increases the value of existing software investment. Integration with Slack increases both the accessibility of information inside applications and the response times for many basic actions. Because Slack users can do virtually everything on Slack on mobile that they can do on desktop, they do not need to have dozens of work applications on their mobile devices to be able to make lightweight use of those applications on the go.

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An organization’s archive of data increases in value over time. As teams continue to use Slack, they build a valuable resource of widely accessible information. Important messages are surrounded by useful context and users can see how fellow team members created and worked with the information and arrived at a decision. New employees can have instant access to the information they need to be effective whenever they join a new team or company. Finally, the content on Slack is available through powerful search and discovery tools, powered by machine learning, which improve through usage.

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Slack helps organizations improve culture and employees’ feelings of empowerment. When every member of a team learns from, and contributes towards, common goals, people feel they have greater influence over the ultimate outcomes of their work. By keeping all team members in the information flow, we believe that Slack increases this sense that members of a team can have an impact and make a difference and that creates greater team cohesion and increases motivation.

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Slack helps achieve organizational agility. Slack’s channels immerse workers directly into the dynamic and evolving communication, decision making, and data flow that defines modern work. Because workers have both more access to data updated in real time and more context for that data, they are better able to quickly react and adjust work streams in response to new business priorities or changing conditions while staying in alignment with one another.

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Developers are better able to reach and deliver value to their customers. Slack has aggregated hundreds of thousands of organizations on one platform and made it easier for developers to distribute their software to any Slack-using organization. By making information from their applications available and allowing users to perform key actions through a whole new interface, developers can make their customers happier and more engaged.

Organizations and employees demand better and more productive ways to work, and organizations must be able to fully employ the knowledge, skill, and creativity of the people they invest in. We believe that whoever makes it easiest for teams to function with agility and cohesion in an ever more complex world will be the most important software company in the world. We aim to be that company.
Our Business Model
From the outset, our go-to-market strategy has centered around offering an exceptional product and level of service to organizations on Slack. We offer a self-service approach, for both free and paid subscriptions to Slack, which capitalizes on strong word-of-mouth adoption and customer love for our brand. Since 2016, we have augmented our approach with a direct sales force and customer success professionals who are focused on driving successful adoption and expansion within organizations, whether on a free or paid subscription plan. We believe deep user engagement and an obsessive focus on customer experience are catalysts for expanding paid adoption within organizations.
We define daily active users as users who either created or consumed content in a given 24-hour period on either a free or paid subscription plan. We define an organization on Slack as a separate entity, such as a company, educational or government institution, or distinct business unit of a company, that is on a subscription plan, whether free or paid. Once an organization has three or more users on a paid subscription plan, we count them as a Paid Customer.
Our user base has grown rapidly since our launch in 2014. During the three months ended January 31, 2019, our daily active users exceeded 10 million. As of January 31, 2019, Slack had more than 600,000 organizations with three or more users, comprised of:

•	More than 88,000 Paid Customers, including more than 65 companies in the Fortune 100; and

•	More than 500,000 organizations on our Free subscription plan.
Many of our Paid Customers have thousands of active users and our largest Paid Customers have tens of thousands of employees using Slack on a daily basis.
Our users, whether on a free or paid subscription plan, are highly engaged, and their collective active use of Slack for the week ended January 31, 2019 exceeded 50 million hours. During the week ended January 31, 2019, more than 1 billion messages were sent in Slack. During this same time, on a typical workday, users at Paid Customers averaged nine hours connected to Slack through at least one device and spent more than 90 minutes actively using Slack. We believe that this broad, active user base and deep user engagement propel increased adoption within organizations and inspire many organizations to become Paid Customers.

Our direct sales and customer success efforts are focused on larger organizations who have a greater number of users and teams and have the potential to increase spend over time. We measure the number of Paid Customers > $100,000 of ARR as a gauge of adoption within and expansion into large enterprises. We had 575 Paid Customers >$100,000 of ARR as of January 31, 2019, which accounted for approximately 40% of our revenue in fiscal year 2019.
We generate revenue primarily from the sale of subscriptions for Slack. Paid customers typically pay on a monthly or annual basis, based on the number of users that they have on Slack.
Our revenue was $105.2 million, $220.5 million, and $400.6 million in fiscal years 2017, 2018, and 2019, respectively, representing annual growth of 110% and 82%, respectively. Our growth is global with international revenue representing 34%, 34%, and 36% of total revenue in fiscal years 2017, 2018, and 2019, respectively. We continue to invest in growing our business to capitalize on our market opportunity. As a result, we incurred net losses of $146.9 million, $140.1 million, and $138.9 million in fiscal years 2017, 2018, and 2019, respectively. Our net losses have been decreasing as a percentage of revenue over time as revenue growth has outpaced the growth in operating expenses.
Expansion within organizations on Slack is a significant contributor to our growth. We measure the rate of expansion within our Paid Customer base, whether it is sales-driven growth inside our larger Paid Customers or product-driven organic growth inside of self-serve Paid Customers, by Net Dollar Retention Rate. Our Net Dollar Retention Rate was 143% as of January 31, 2019. We believe that our Net Dollar Retention Rate is a reflection of the rapid pace of adoption that often occurs as usage spreads within and across teams. We believe that all of these factors will contribute to a high lifetime value of an organization on Slack.
What Sets Us Apart
We believe Slack is uniquely well positioned to maintain its advantages as the market for our new category grows.
Singular focus
Our development, design, partnerships, customer engagement, and investments are targeted at realizing the enormity and simplicity of Slack’s singular mission: to make people’s working lives simpler, more pleasant, and more productive. We have no legacy products or competing priorities. We believe our platform has broad enough utility and a large enough market that we can remain focused indefinitely.
Scale and market leadership
The strength of our market leadership is demonstrated by the scale and growth of our users, the high level of engagement within our user base, our growth within organizations, the breadth of applications that integrate with Slack, and the size of our developer ecosystem. We believe we know more about how organizations use platforms like Slack than anyone else in the world and will put this knowledge to work faster.
Strong increasing returns dynamics
As Slack usage increases inside an organization, more value is created for each additional user who might join, as well as for all existing users. As organizations continue to use Slack over time, the value of their archive increases and they realize more utility in their usage. We believe shared channels between organizations will increase the value of the overall Slack network for each new organization that joins as well as for all existing network members. Slack also generates more value for developers as more users and more organizations join Slack, and users and organizations are more attracted to Slack as more apps are integrated into or built on our platform.
Customer love leading to stickiness and organic expansion
People love using Slack and many become advocates for wider use inside of their organizations. They also tend to recommend Slack when they switch jobs or join organizations that are not yet using Slack. There are thousands of public tweets and other public endorsements or recommendations of Slack, a source of growth that is exceptional in enterprise software.

Differentiated go-to-market strategy
Organic growth is generated as users realize the benefits of Slack. This growth enables us to attract new and prospective organizations through a highly effective self-service customer engagement model for free and paid subscription plans. We complement our self-service strategy with a focused direct sales effort targeted at organizations with existing organic adoption of Slack. Once prospective organizations are identified, our direct sales and customer success teams work to broaden adoption of Slack into wider-scale deployments.
Customer-centricity as the fundamental tenet of our company
We build our software and user interface around the real needs of human beings. We aim for radical convenience and do our best to anticipate the needs of our users. Empathy and respect for users is built into our company values and this mindset extends to our broader sales and customer engagement model. We focus maniacally on customer support for free and paid subscription plans and treat it as a critical and strategic imperative for our company. We believe people should leave every interaction with a Slack representative feeling that they have been heard, respected, and helped by a human being who truly understands Slack and the experience of depending on it for work. This quality of service has a real impact on user behavior: based on our internal data, users who interact with our customer experience team are eight times more likely to become paid users than those who do not.
Market Opportunity
We believe everyone whose working life is mediated by email is a potential Slack user. Indeed, because of the universal need for organizational agility and the impact to current and potential organizations on Slack of getting more out of their investment in software, we further believe that the shift to Slack, or services like Slack, is inevitable.
We estimate the market opportunity for Slack and other providers of workplace business technology software platforms for communication and collaboration to be $28 billion. We calculate this market opportunity by estimating the total number of companies in our addressable market globally across large enterprises (companies that have more than 5,000 employees), medium-sized organizations (companies that have 250 – 5,000 employees), and emerging and small businesses, or ESB (companies that have 10 – 250 employees), and applying ARR to each respective organization based on its size and location. The ARR applied to the estimated number of organizations is calculated by using our internal data on current spend by size of the organization. For large enterprises, we have applied the median ARR of our top 100 global Paid Customers. For medium-sized organizations and ESBs, we have applied a median ARR based on current Paid Customer spend by size. For both medium-sized organizations and ESBs in emerging markets, we have reduced ARR to reflect pricing plans in emerging market regions such as Brazil and India. As our market and the number of competitors in it is rapidly evolving, our estimates for the size of this market may not be reflective of the actual size of the market.
Growth Strategy
Slack has shown significant growth relative to other enterprise software companies, indicating strong product-market fit and a large market opportunity. We intend to continue to grow by the following, and other, means:
Expand our user base through continuous enhancements to Slack
We believe our user base is loyal and engaged because users enjoy working in Slack and value the productivity it enables. We will continue a relentless focus on product design and new user experience to reach more users and organizations who can benefit from Slack. To maintain high levels of user satisfaction, we intend to continue to enhance Slack’s speed, reliability, quality, and capabilities. For example, we intend to increase our investment in the interoperability between Slack and leading providers of email, calendar, task management, file system, and unified communication services. We are currently also building tools to integrate with traditional email in order to broaden use of Slack and facilitate communication with non-Slack users.
Grow the number of organizations on Slack and increase our paid customers
We believe our market remains underpenetrated and we will continue to expand our marketing and sales efforts to reach more users and organizations and to increase the number of paid customers.

Increase usage within organizations on Slack
Expansion within organizations on Slack has been an important growth driver. We plan to continue our efforts to grow use and users within organizations on Slack by increasing our investments in our direct sales force, customer success, and customer experience teams, along with new user education initiatives to help teams get the most out of Slack.
Enable Slack usage across existing and new business networks
Slack has been used primarily for internal communications. Slack’s guest account feature, which allows organizations to bring customers, vendors, consultants, contractors, and other service providers into their Slack instance, is used by more than 65% of paid customers. Our shared channels feature, which facilitates secure collaboration between companies, is in beta release and over 15% of our paid customers have used this feature to connect with other paid customers. We believe adoption of this feature will grow significantly in the coming years, both in terms of network participants and network density. Because the associated network effect increases the value of Slack both for organizations on Slack and organizations new to Slack, we expect shared channels to create more utility for existing users and be an important factor in future growth.
Further invest in enterprise capabilities
We believe there is significant opportunity to accelerate our growth within the world’s largest organizations. We launched Enterprise Grid in 2017 to provide scalability and greater administrative controls to address the needs of larger and more complex enterprises. We intend to increase investments in marketing and expand our field sales team in order to drive greater adoption of Enterprise Grid by large organizations. Additionally, we plan to continue to build product functionality that meets the unique needs of the world’s largest, most complex organizations. Examples of such needs include enterprise key management and features and support for regulated industries, including organizations that are HIPAA or FINRA regulated.
Invest in international expansion
We are currently used in more than 150 countries and available in eight languages (English (U.S.), English (U.K.), French, German, Japanese, Portuguese (Brazil), Spanish (Latin America), and Spanish (Spain)). More than 36% of our revenue in the fiscal year ended January 31, 2019 came from outside the United States. We have sales and customer experience offices in the United States, Canada, Japan, Australia, Ireland, and the United Kingdom. We plan to open offices and hire sales and customer experience people in additional countries and expand our presence in countries where we already operate. We also intend to unlock growth in under-penetrated regions by translating and localizing our product, as well as adding product functionality to address new markets.
Grow our application platform and developer ecosystem
As of the week ended January 31, 2019, more than 1,500 apps were available through our App Directory, and in a typical week during the three months ended January 31, 2019, more than 450,000 third-party applications or custom integrations were used by organizations on Slack. We will continue investing to expand the number of developers building applications that integrate with Slack and to make Slack work with an increasing number of third-party and internally developed custom applications , making Slack even more powerful for our user s. Additionally, we are currently developing low-code and no-code solutions to build integrations and bring workflows entirely in Slack, based on a simple, non-technical user interface. These solutions will be designed to enable users without development skills and experience to build basic workflows and applications inside of Slack.
Leverage artificial intelligence, machine learning and advanced search
We believe that there is a significant opportunity to improve the quality of communication and collaboration and further streamline people’s working lives by automating workflows. This automation can help people prioritize the most important information and work. We have already seen early benefits from using machine learning and advanced search technologies to proactively recommend relevant topics, experts, and documents in discussions. We intend to continue to invest in our research and development efforts in artificial intelligence, machine learning, and search capabilities.

Our Service
Slack is a new layer of the business technology stack that brings together people, applications, and data – a single place where people can effectively work together, access hundreds of thousands of critical applications and services, and find important information to do their best work.

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Zoë Portillo 9:05 AM
Here are the updated specs:
Project Nano Specs
Document from Google Drive
Project Nano Specs
Main Stakeholder: Robert Veldher
Channel Name: #project-nano
Additional Stakeholder(s): CEO, CTO, VP Marketing
Creative Design (brand, web, copy, social, etc)
BACKGROUND (Briefly describe the product or content that we're market-ing. What does it do? What is it for? How does it work?)
This is a website update that will increase our visibility and and broaden our
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New card "Launch Checklist" added to list "Project Nano"
Johanna Sutch 10:09 AM
Thanks to everyone who joined the meeting this afternoon.
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Slack’s Key Functionality

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Messaging and Channels: Slack users communicate with one another by posting messages to a channel or sending direct messages to a person or a group of people. Slack’s core organizing principle is the channel, which brings the right people together to collaborate, share information, and get work done. Channels offer flexibility and can be organized by project, topic, team, or whatever makes sense for a specific task or situation. Public channels are accessible to all users within a Slack workspace. For more exclusive workstreams and conversations, users create invite-only channels.

Within channels, users post messages, documents, and images and interact with other software. Users can search for information about a topic or project, find a relevant channel, join it, and easily scroll through the entire channel’s history, finding messages and contextual content. Slack enables users to optimize the way they use the service, allowing users to choose when to receive notifications and customize alerts by person, keyword, channel, or application.
During the week ended January 31, 2019, more than 1 billion messages were sent in Slack.

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Integrations: Through integrations with both third-party and internally-built software applications, users of Slack are able to easily access and interact in their channels with information from other applications. We believe this makes Slack users more productive at work and increases the value of other software programs. For example, a user may look up customer account information in Salesforce or get updates on deployment status through GitHub within Slack. More advanced use cases include the ability to design custom workflows, which can automatically perform a series of tasks and actions in Slack in otherwise unconnected software applications. For example, creating a customer service ticket routing application that brings together information from a Zendesk ticket, customer data from Salesforce, and suggested solutions from an internally-built knowledge base – all without leaving Slack. Additionally, we are currently developing low-code solutions to create integrations and workflows entirely in Slack, suitable for all users and based on a simple, non-technical user interface.
There are two main types of application integrations:
Custom-built integrations. Purpose-built tools developed by organizations on Slack for their own internal use, or built on their behalf by systems integrators. These applications address unique needs of specific users and organizations on Slack. Examples are:

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An integration built by Shopify that enables Shopify employees to run more than 100 custom commands within Slack, including receiving phone, email, and chat support service updates, which helps the team manage requests and assign the right support team member to appropriate channels, and querying information about the most active shops, traffic volume, and sales; and

•	An integration built by Monzo that alerts the team to a spike or incident in the infrastructure backend and creates a new channel where individuals can troubleshoot the issue in a moment’s notice.
Third-party integrations. Applications available for download from the App Directory or through the vendor. Examples include:

•	An integration with Atlassian’s Trello that enables a user to create new Trello cards, attach conversations, change due dates, and take other actions on a Trello card in Slack;

•	An integration with SurveyMonkey that enables users to start and answer surveys in Slack; and

•	An integration with Zoom that enables a user to start a video call directly from Slack.

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Shared Channels: Slack enables communication and collaboration among organizations via shared channels and guest accounts. Shared channels securely connect the Slack workspaces of different organizations, enabling the same level of communication and collaboration between enterprises that Slack brings to teams within an organization. Shared channels can be public or invite-only and contain all of the powerful tools and integrations of Slack along with an added layer of administrative capabilities to regulate and monitor the flow of information between organizations. Guest accounts allow workspace owners to invite people from outside their organizations to join one or more channels.

As of January 31, 2019, more than 15% of our Paid Customers have adopted shared channels since we launched our beta program in September 2017. These Paid Customers have connected an average of more than four shared channels.

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Search: Everything in Slack, including messages, posts from applications, and text content of files is searchable, so that permissioned users can tap into company knowledge and find information when they need it. Over time, use of Slack creates an archive of information generated by an organization that is universally available, persistent and contextual, making Slack’s search function increasingly useful. Our search capability offers a range of filters and modifiers to allow users easy and efficient access to specific knowledge from potentially vast repositories of information. We also leverage machine learning to deliver personalized search results based on user behavior and context, such as the people a user may communicate with most often, the files that may be most relevant to the user and the channels in which the user tends to participate.

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Johanna Sutch 10:09 AM
I sent the creative brief over to the client yesterday. They had a bunch of great feedback on it, and I'm incorporating it into a new doc tonight.
Johanna - Jan 14th
Johanna Sutch 4:35 PM
This is the creative brief we are sending over to the client tomorrow. Let me know if you have any feedback!
Project Nano - Creative Brief
Johanna — Jan 13th, 2019
Daniel - Jan 12th
Daniel Margolis 12:32 PM
Creative Brief Status: Started, In progress
Client: Nano Worldwide
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Our Subscription Plans
We offer four subscription plans to serve the varying needs of our users: Free, Standard, Plus, and Enterprise Grid.
Our Free, Standard, and Plus subscription plans consist of a single workspace, which we define as a Slack environment configured for a team. These plans are most often adopted by small and medium sized teams. From time to time, we provide additional features and functionality, such as enterprise key management, to meet specialized requirements of organizations on Slack.
Our Enterprise Grid plan is uniquely designed for larger organizations, which typically are more complex and require enhanced functionality, flexibility, administrative control, and security at scale. Enterprise Grid allows paid customers to:

•	create and manage an unlimited set of connected workspaces and channels;

•	search across multiple workspaces, making it easy for workers and administrators to tap into their organization’s collective knowledge at scale;

•	access centralized controls to ensure a company’s data remains secure, giving administrators a single point of visibility to provision and manage Slack; and

•	integrate with third-party e-Discovery and data loss prevention tools to help meet security and compliance requirements.
Slack is accessible through the web, a desktop application, and native iOS and Android applications.
The Slack Platform
Our technology platform was purpose built to enable independent software developers and organizations to integrate existing software with Slack or build entirely new applications that provide new features for Slack users. We believe that the power of Slack is amplified through integration with third-party and internal software, providing easy, intuitive access to a broad range of applications. Our platform consists of a set of open, documented APIs, developer tools, and an App Directory that lists apps that have met our guidelines. Organizations on Slack use our platform to create internal applications and integrations, ranging from simple notifications to complex internal workflows. Third-party developers build integrations and applications that make it easier for their existing customers to engage with their products as well as find new customers.

There were more than 450,000 third-party applications or custom integrations used in a typical week during the three months ended January 31, 2019. More than 90% of Paid Customers used a third-party application or custom integration in the week ended January 31, 2019.
Our App Directory lists applications and integrations that address virtually all aspects of knowledge work. These applications and integrations connect Slack users with software from some of the world’s largest technology companies to some of the smallest startups.
As of January 31, 2019, more than 1,500 apps were listed in our App Directory. A sample of some of the integrations listed in the App Directory is as follows:
We foster our platform ecosystem through our dedicated Slack API site, open source forums, software development kits, global developer events, partnerships, and technical support for developers building for their own companies or aiming to list their apps in our App Directory.
Organizations on Slack
Organizations on Slack are of all sizes, from individual entrepreneurs, freelancers, and emerging small businesses to large, multi-national corporations. They work across a wide range of industries, including professional services, technology, media, education, healthcare, government, industrials, consumer and retail, and financial services. Organizations are adopting Slack globally and using Slack across more than 150 countries, and more than half of our daily active users are outside the United States. Slack is used by all types of departments, roles, and functions within organizations, including sales, marketing, product, design, engineering, finance, legal, and human resources. According to our 2018 Survey, more than half of our users are in non-technical roles.
As of January 31, 2019, we had more than 600,000 organizations with three or more users, comprised of more than 88,000 Paid Customers, including more than 65 of the companies in the Fortune 100, and more than 500,000 organizations on our Free subscription plan. The number of organizations on Slack is highly diversified, and during the year ended January 31, 2018, no Paid Customer accounted for more than 3% of our revenue.
Case Studies
The examples of organizations on Slack below illustrate how organizations of all sizes across a wide range of industries benefit from Slack.

Customer Stories

The story of how Slack works is best told by the people who use it. In more than 150 countries, organizations of all kinds depend on Slack as the place to communicate, collaborate, and get work done. Accountants, customer support reps, engineers, lawyers, journalists, dentists, chefs, detectives, executives, scientists, farmers, hoteliers, salespeople — for over 10 million people across the world, every day, Slack is where work happens. These are just a few of their stories.

Autodesk

"With so much of our company on Slack, people are led in the right direction in a timely fashion. It speeds things up and can be the difference between days and minutes."

Guy Martin

DIRECTOR, OPEN SOURCE, AUTODESK

CUSTOMER SINCE	PEAK DAILY ACTIVE USERS	APPS INSTALLED	AVG. MESSAGES SENT DAILY*	AVG. FILES UPLOADED DAILY*
Feb. 2014	6,500+	1,000+	112,000+*	2,300+*

* Over the course of 30 working days during the fourth quarter of fiscal year 2019

Photo Credit: Autodesk

Tasked with a mandate to make Autodesk more transparent, Guy Martin quickly found 85 separate groups using Slack throughout the organization that had been established organically. Merging those instances and migrating other groups from HipChat had a profound and immediate effect. With everyone on Slack, information flowed more freely and work was getting done faster.

Autodesk has a massive product line of more than 140 software applications. These products represent the best-of-breed solutions for dozens of industries — design software like AutoCAD and Revit are nearly synonymous with architecture, and Maya is paramount in animated filmmaking. But in the course of Autodesk's 40-year tenure, siloes had calcified across the company's 8,500 employees and work wasn't shared across product lines. Until Slack came along.

Just ask Guy Martin, the director of Autodesk's open-source initiative Open@ADSK. Tasked with a mandate to make Autodesk more transparent, Martin quickly found 85 separate groups using Slack throughout the organization that had been established organically. Merging those instances and migrating other groups from HipChat had a profound and immediate effect. With everyone on Slack, information flowed more freely and work was getting done faster.

Dozens of teams had newfound visibility into projects and the reasons behind company decisions related to those projects. This understanding led them to develop new metrics: "We're measuring things like how many contributions are coming into particular pieces of code from outside the immediate product development team," says Martin. By collaborating with the cloud platform team, product teams are helping to build high-frequency data management, a way to manage engineering data that changes at a rapid pace. In another channel, cross-functional teams can engage in real-time discussion about the immediate and long-term design of an unreleased product.

Autodesk has a "default to open" policy in Slack, which means that every channel in Slack is public, except those granted a special exception (for example, HR or Finance channels). "Transparency and collaboration are crucial for us because that is what we are trying to provide in the products we build for our customers," Martin says. "If we can't model that internally, it's going to be really difficult to build software that way."

Slack has helped build a culture of transparency within Autodesk. When questions are answered in companywide channels such as **#ADSK-slack-help** or **#ADSK-announcements**, they're added to an FAQ, which is pinned to the channel for easy reference. Now, when people ask questions in Slack, it's easy for teammates to point them in the right direction. "When you've built a self-sustaining community, it's a great sign of success," says Martin. Further, employees are offered answers more quickly, which promotes answer-seeking within the company.

Color

“When we started Color, we found, as most startups do, that we needed to move fast and find effective ways to communicate — especially when it came to information about what was going on with a particular DNA sample. It was natural to transition to integrate Slack into those processes.”

Justin Lock

HEAD OF RESEARCH AND DEVELOPMENT, COLOR

CUSTOMER SINCE	PEAK DAILY ACTIVE USERS	APPS INSTALLED	AVG MESSAGES SENT DAILY*	AVG FILES UPLOADED DAILY*
Feb. 2014	140	55	3,900+*	50+*

* Over the course of 30 working days during the fourth quarter of fiscal 2019

To ensure speed and quality, Color has automated as much of the genetic sequencing and analysis process as possible. The company needed something robust and adaptable—something that could bridge communication between its team and its robots. Color's solution of choice? Slack.

Color partners with organizations that manage the health of large populations to adopt data-driven care and patient engagement models. Color's technology and services enable patients and health organizations to access important health information at scale as well as incorporate it into a modern-care delivery model — linking data to risk, risk to decisions, and decisions to outcomes. Color's partners are some of the world's top health systems as well as more than 100 leading global employers and national health initiatives, including the million-person All of Us program of the National Institutes of Health.

For years, accessing potentially lifesaving information through clinical-grade genetic testing was prohibitively expensive and required multiple in-person visits to a physician's office. Five years ago, Color's team set out to reduce those barriers by taking a first-principles approach to building a clinical-grade lab and reimagining the way these services are delivered to large populations. Color increased efficiencies through innovative software and robotics and removed the burdensome and time-consuming aspects of conventional testing. Color's service can be ordered online, requires just a saliva sample provided from home, and offers genetic counseling sessions over the phone for a fraction of the cost.

To ensure speed and quality, Color has automated as much of the genetic sequencing and analysis process as possible. The company needed something robust and adaptable, something that could bridge communication between its team and its robots. Color's solution of choice? Slack.

Today, Color relies on Slack to organize communication, improve research workflows, and deliver faster results to its customers. Where communication really shines is how Color's geneticists and researchers use Slack bots to interface with the Hamilton robots in their lab, using the **#Ham-Bot** channel. The channel acts as a progress dashboard for the robots' DNA sequencing process. With Slack notifications and updates, lab technicians can easily keep track of when a DNA sample run begins, when it needs attention, and when it's done processing — without monitoring the robots at all times.

This ensures that important updates — for instance, a notification that a certain robot is ready for more DNA samples — are automatically delivered to the right person at the right time. Slack helps the team run multiple robotics tests simultaneously and stagger their delivery timing, which frees up time for tasks that only humans can do,without sacrificing quality.

As a result, Color saw a 20% increase in daily throughput after integrating Slack with its lab processes. "After adopting Slack," says Justin Lock, "we've objectively measured a substantial increase in the frequency of iterations through particular sets of processes in the lab, just because there is way less downtime."

Fox

“Sporting event highlights that used to take hours from creation to approval and distribution are now able to be shared in near real time through our digital media channels, thanks to Slack.”

Paul Cheesbrough
CTO, FOX CORPORATION

CUSTOMER SINCE	PEAK DAILY ACTIVE USERS	APPS INSTALLED	AVG MESSAGES SENT DAILY*	AVG FILES UPLOADED DAILY*
Aug. 2016	9,700+	820+	205,000+*	4,000+*

* Over the course of 30 working days during the fourth quarter of fiscal 2019

Slack is utilized in a wide range of cases, such as sharing information, reacting to live stats, creating digital assets on the fly, and generating revenue from content sold to almost 200 of Fox's distribution partners.

Covering live sports is hard. Livestreaming hundreds of sporting events across the globe? That's nearly impossible. But that's precisely what Fox Corporation ("Fox") and its Fox Sports division have done for years. And as the world adapted to a digital landscape, Fox — and its 22,000 employees — needed to transform its process to match. So it started to move to Slack in 2016.

Adoption was swift. Slack was originally brought in by the IT team, which purchased Slack Plus for 250 users. After seeing early success across the organization through organic adoption, the CTO made the decision to migrate Fox's 30 workspaces to Enterprise Grid and provision access for up to 2,000 users. Fox now has more than 12,000 users collaborating on Slack, and that number continues to grow. Slack is utilized in a wide range of cases, such as sharing information, reacting to live stats, creating digital assets on the fly, and generating revenue from content sold to almost 200 of Fox's distribution partners. It is also used across multiple departments. For example, the marketing team uses Slack to monitor the performance of content across social media channels for Fox's various business entities; the internal communications team uses it to share companywide information with employees; and the Global Inclusion team uses it to organize employee resource groups. On an average workday, employees across all functions, including design, video production, sales, marketing, IT, and engineering use Slack to share more than 200,000 messages and upload more than 4,000 files. These numbers add up to meaningful work getting completed efficiently in Slack.

Fox also used Slack to orchestrate one of the largest sporting events on earth: 2018's FIFA World Cup in Russia. To livestream each match, Fox used Slack to coordinate employees across the entire organization, overcoming disparate divisions and time zones in order to support continuous coverage. Videos filmed in Red Square could be previewed directly in-channel, where feedback was offered in a thread, and then those videos were compiled by a team of producers in California. Fox developed an easy-to-use custom integration that imported social media posts from select accounts directly into Slack channels — a great tweet from an athlete might be quickly discussed before being broadcast on television. These intelligent workflows resulted in impressive content production and engagement. Fox created and posted more than 3,000 tweets in real time, while garnering more than 558 million video views — which tallied up to more than 2.6 billion minutes viewed. The network more than doubled its internal engagement goals in terms of number of viewers, likes on Facebook, retweets on Twitter and more. With Slack, Fox coordinated a phenomenal event — one experienced across the entire world.

Monzo

"In the past, you had to wait for a meeting where everybody was available and everybody had to be OK with it. Using Slack, if someone says, 'I propose we do this,' and you have 10 thumbs-up and one 'I've got a question' and nobody's saying no, you can deal with the question in the moment. Give it 24 hours, everybody sees it, and then you're good to go. Gavel, done, move."

Meri Williams

CTO, MONZO BANK

CUSTOMER SINCE	PEAK DAILY ACTIVE USERS	APPS INSTALLED	AVG MESSAGES SENT DAILY*	AVG FILES UPLOADED DAILY*
Feb. 2015	700+	135	31,000+*	500+*

* Over the course of 30 working days during the fourth quarter of fiscal 2019

Monzo credits its rapid growth to a culture of transparency, which has been cemented by how it uses Slack. At Monzo, all 750-plus employees use Slack every workday to get work done, in teams ranging from Customer Operations and Marketing to Security and TechOps.

Forget about going to the bank: Monzo brings the bank to you — or more specifically, your phone. Monzo's motto is "making money work for everyone" — and its laser focus on customers has led to rapid growth. Since 2015, the digital bank has amassed more than 1.5 million customers, half of which are under age 30, all without a single brick-and-mortar location.

Monzo credits its rapid growth to a culture of transparency, which has been cemented by how it uses Slack. At Monzo, all 750+ employees use Slack every workday to get work done, in teams ranging from Customer Operations and Marketing to Security and TechOps. Monzo even uses it to collaborate with partners and third parties, causing the number of weekly active users to exceed 850 on its workspace. Monzo doesn't use email internally at all; it has made Slack its primary tool for communication.

By default, channels in Slack are public within Monzo, which helps spread ideas and cross-functional expertise. Monzo says public channels have even helped employees gain the knowledge they need to move to entirely different roles within new departments. This knowledge-sharing permeates even the highest levels. The company's COO hosts impromptu fireside chats in a channel called **#COO-brain**. There, he shares early ideas with the entire company so all employees can offer their thoughts and brainstorm together. It's a win-win: The company gets early and immediate feedback, and the employees get a sense of ownership in important initiatives.

Monzo also uses Slack's automation tools to accelerate everything from incident management to recruiting and employee onboarding. For example, if the company has a spike or incident take place in the infrastructure backend, IncidentBot, a custom-built application, immediately sends an alert. An employee can then type "/incident," which automatically creates a new channel where engineers can troubleshoot on a moment's notice. Due to the success of early automation use cases, Monzo is implementing new ways to fold automation into workflows, including through engagement surveys, periodic reminders, and more.

Oracle

ORACLE

"Slack uptake was driven by Oracle's engineering community and the need for a modern tool chain upon which we could speed development and improve the level of service provided to our customers."

Campbell Webb

SENIOR VICE PRESIDENT, ORACLE

CUSTOMER SINCE	PEAK DAILY ACTIVE USERS	APPS INSTALLED	AVG MESSAGES SENT DAILY*	AVG FILES UPLOADED DAILY*
Jan. 2017	70,000+	1,100+	1,650,000+*	18,000+*

* Over the course of 30 working days during the fourth quarter of fiscal 2019

Oracle initially launched Slack to 30,000 users, focusing on its engineering organization. Just a year later, the company rolled out Slack to over 100,000 users across all its lines of business.

Companies around the world rely on Oracle, and Oracle relies on Slack. Oracle is a multinational business that specializes in technologies ranging from database software to enterprise software, both on-premise and in the cloud. It first adopted Slack in 2017, after acquiring multiple companies that expressed how important Slack was to their day-to-day business operations. Based on this feedback, Oracle decided to investigate Slack and quickly realized it was much more than just a communication tool. Slack allowed the company to integrate its existing applications and operational processes into a single solution. Oracle initially launched Slack to 30,000 users, focusing on its engineering organization. Just a year later, the company rolled out Slack to all its lines of business.

Slack is a bridge that gives all employees, whether new or long-standing, access to the larger organization. For instance, in the Sales workspace, account teams share information and collaborate quickly on new opportunities, while the Cloud Engineering teams use their workspace to address critical customer issues and drive down implementation lead times. Throughout Oracle, Slack is an effective tool that improves communication across organizations.

Importantly, Oracle is not enforcing a one-size-fits-all approach on its 50,000-plus daily active users. Instead it maximizes the malleability of Slack — some departments have strict channel creation or message guidelines, while others do not. As a result, Oracle has been able to unify tens of thousands of employees with Slack.

Splunk

"How do you communicate within an organization that has 4,000-plus people across six continents? How do you keep track of people? It's about communication. It's about knowing where to look. That's what I love about Slack. Channels are created and used based on the needs and interests of an organization, and all of the information in those channels is anchored and searchable."

Fred McAmis

VP, LEARNING AND DEVELOPMENT

CUSTOMER SINCE	PEAK DAILY ACTIVE USERS	APPS INSTALLED	AVG MESSAGES SENT DAILY*	AVG FILES UPLOADED DAILY*
Nov. 2017	4,700+	250+	140,000+*	1,700+*

* Over the course of 30 working days during the fourth quarter of fiscal 2019

Splunk's rewarding feature set has propelled the company into high-growth mode, with all 4,000-plus employees using Slack—from Sales to HR to Engineering to Communications. Onboarding and retaining so many employees means that communication is a huge undertaking for Splunk's Learning and Development department, and Slack makes that goal simple to achieve.

Splunk was founded to pursue a disruptive new vision: make machine data accessible, usable, and valuable to everyone.

By monitoring and analyzing everything from customer clickstreams and transactions to network activity and call records, Splunk turns machine data into valuable insights. Splunk's rewarding feature set has propelled the company into high-growth mode, with all 4,000-plus employees using Slack — from Sales to HR to Engineering to Communications. Onboarding and retaining so many employees means that communication is a huge undertaking for Splunk's Learning and Development department, and Slack makes that goal simple to achieve.

"Slack, for us, was the promise of really starting to change the communication culture," says Fred McAmis, Splunk's VP of Learning and Development. To foster engagement, his department creates a channel for every training course it offers, whether it's for employee onboarding or leadership development. It's a place where attendees can ask questions and have discussions. When the course is offered again, a new group is added to the channel and able to explore the wealth of knowledge and topics already discussed by former attendees. Even after the course ends, attendees can return to the channel to review information, continue to learn from the discussions of subsequent courses, and pose new questions. "Learning takes reinforcement, and we're using Slack to reinforce the training. Slack provides a way for people to stay in touch, remind themselves of what they learned, and to keep learning," says McAmis. "It's something that email just literally can't do."

Beyond Learning and Development, Slack has been fundamental in supporting Splunk's growth and increasingly complex needs. It helps enable the company to cultivate and share institutional knowledge at scale. For instance, prior to Slack, the Strategy and Operations team created a tool to consolidate and share answers tucked in emails, but it wasn't effective enough. "That's not how people wanted to interact with their information," says Mike Dupuis, the head of presales strategy and operations at Splunk. "They wanted to ask the question and have answers at their fingertips, which is what Slack allows them to do." Now conversations happen in channels, where questions, answers, and the decision-making behind those answers are available to all.

Slack also supports the work of the global sales engineering department at Splunk and enables them to stay coordinated on product demos worldwide. "When we had 60 sales engineers, everybody knew where everybody was," says Dupuis. "Now we have hundreds of sales engineers worldwide doing demos at any time of the day." The department is able to stay coordinated on demos, even at scale, thanks to a dedicated channel, **#se**. The channel serves as a dynamic knowledge base where engineers search for answers and craft best practices for Splunk. Critically, it also allows them to communicate when a demo is occurring, so everyone knows not to touch the demo servers. And on the off chance anything goes wrong, a sales engineering team member can respond and provide support immediately.

Splunk also relies on bots within Slack to alleviate some of the challenges it faces as a result of its rapid growth. For the sales engineering team, Splunk's most important bot is Capture. Capture is a connector between Slack and the company's own data analytics service, which allows sales engineers to peer into Splunk's CRM system quickly. Managers simply type "/splunkcapture" and Slack creates a readout of the sales dashboard. Capture provides managers with an immediate view into all available opportunities and potential red flags without wasting time switching to a new tab or needing to log in somewhere else. Relevant information flows immediately — just by typing two words in Slack.

Our Sales and Marketing Approach
We combine a web-based, self-service go-to-market approach with direct sales efforts that focus on growing users within larger organizations and acquiring new large paid customers. We believe that these go-to-market approaches reinforce one another; self-service users become leads for our direct sales force and users within larger enterprises create organic awareness of Slack inside and outside their organizations. We complement these sales and marketing activities with an obsessive focus on customer experience and customer success.
Self-Service Adoption and Marketing
Many organizations adopt Slack initially as part of our self-service go-to-market approach. We deploy a range of marketing strategies and tactics to drive initial awareness and adoption. These include brand advertising, public relations, digital marketing campaigns, product localization, in-product customer education, and a website designed to teach new users about Slack.
Organizations often start by using our free version. Organizations on Slack are diverse, and range from businesses to non-governmental organizations, universities, sports clubs, and open source communities. We believe free usage helps create champions of Slack, and as these prospective paid customers realize the value of Slack, they spread the word organically throughout their networks and organizations.
As organizations engage more deeply with Slack, both through using Slack for collaboration and communication and integrating more third-party and internally-developed software via our platform, they often upgrade to paid plans via our website. We support this upgrade path through targeted marketing campaigns and in-product prompts highlighting the added benefits and features of our paid plans.
Direct sales and marketing
To increase adoption within larger paid customers and acquire new paid customers, we utilize a direct sales organization that complements our self-service approach. Our direct sales force leverages the Slack champions and proofs of concept developed through self-service adoption. We combine this bottoms-up demand with direct sales efforts targeted at C-suite executives and business unit leaders.
These efforts include a globally distributed direct sales force, solutions engineering, demand generation campaigns, webinars, analyst relations, C-suite events, and cooperative marketing efforts with our partners. We also host an annual user conference, Frontiers, where we bring together organizations and partners around the world to share best practices on achieving organizational alignment, unveil the latest Slack features, educate users, and embrace our growing application developer and platform ecosystem.
Customer experience and customer success
We believe that highly responsive and effective support and education are an extension of our brand and are core to building and maintaining user love and trust.
Our customer experience team provides support to users of both free and paid versions of Slack and is core to enhancing user adoption, free-to-paid conversion, and subscription renewal. Additionally, our customer experience team receives and quantifies feedback from organizations on Slack at scale. This maniacal focus on responsiveness and personal touch helps us optimize customer satisfaction and identify high-value opportunities for both user-facing and internal product improvements.
Our customer experience core philosophies are:

•	Organizations on Slack are busier than we are;

•	We exist to be of service to organizations on Slack;

•	The barriers to reach and receive support should be as low as possible; and

•	Support is an opportunity not just to fix problems, but to educate users and organizations on Slack.

Our educational offerings include a range of free, web-based classes and tutorials on how to use, administer, optimize, and customize Slack, as well as how to integrate other applications, build custom workflows, and build entirely new applications on Slack. We also offer in-person training through our developer relations program and at events for organizations on Slack.
Our customer success team supports larger organizations through every step of their journey with Slack. This starts with supporting onboarding, workspace best practices, change management, and education, and continues with renewals and expansion to other functional teams, departments, or business units. In addition, we offer professional services tailored to the needs of organizations on Slack.
Our Partnerships
Slack has a robust and diverse partner ecosystem that includes leading enterprise software companies, security providers, systems integrators, and new, emerging companies. Our partner ecosystem extends and enhances Slack through integrations and operates as an important component of our go-to-market strategy. Partners serve as a source of enterprise sales leads and help to accelerate our sales cycles through co-selling and services delivery. Our partners benefit from growth in customer engagement with their products and services and new opportunities to grow their users and customers.
We have deep partnerships with some of the largest and fastest growing enterprise software providers, including Atlassian, Google, Okta, Oracle, Salesforce, SAP, ServiceNow, Workday, and Zoom. Through these partnerships we expand the number of organizations on Slack and provide differentiated user experiences between Slack and the other critical applications used by large, complex organizations. Some examples of the activities we undertake with other software providers include:

•
Atlassian: Joint migration of organizations from Atlassian’s Hipchat and Stride products to Slack; creation of differentiated user experiences between Slack and the suite of Atlassian products, including Jira, Bitbucket, Confluence, Trello, and Statuspage;

•	Okta: Cross-platform identity mapping and synchronization; co-selling and joint initiatives to bring our integrated, solutions to the market; and

•	Workday: Joint product roadmap to deliver Slack-centric experiences for Workday’s employee directory, feedback, expenses, paid time off, and recruiting functionalities.
Slack Fund
Investing is also a component of our partnerships strategy. The Slack Fund is an investment fund that we started, in partnership with entities affiliated with certain of our stockholders, Accel, Andreessen Horowitz, Index Ventures, Kleiner Perkins, Social Capital, and Spark Capital. We created the fund to support companies building applications on the Slack platform and other applications that are focused on the next generation of enterprise software. As of January 31, 2019, Slack Fund has invested $10.1 million in 46 companies, with $5.2 million funded by Slack and the balance funded by the venture capital funds who partner with Slack Fund. We plan to continue to invest in start-up companies that we believe enhance the value of Slack and that are focused on the future of work.
Our Employees, Culture, Values, and Slack for Good
As of January 31, 2019, we had 1,502 full-time employees. We supplement our workforce with contractors and consultants.
At Slack, our goal is to make people’s working lives simpler, more pleasant, and more productive. Slack’s culture is rooted in a sense of belonging, encouraging personal and professional growth, and the ability to empathize and relate to one another.
Part of our culture is what we refer to as Slack for Good. Slack for Good’s principal focus is to increase the representation of people from backgrounds that have been historically under-represented in the technology industry. We have pledged 1% of employee time, 1% of our equity, and 1% of our product to activities associated with Slack for Good. We encourage our employees to volunteer their time to support causes of their choice and provide them with paid time off to do so. We have reserved 1.2 million shares of our Class B common stock for potential future sale to fund and support our social impact initiatives. We also donate money and discount access to our service for non-profit organizations.
Research and Development
We build our software with the user in mind – we invest substantial time, energy, and resources to ensure we have a deep understanding of the needs of organizations on Slack and we continually innovate on our product. Unlike traditional enterprise software, we aim to release new features to users and organizations on Slack as rapidly as possible through internal testing releases and external beta cycles to ensure that we are constantly receiving feedback. We leverage the power of our expansive user base and our focused customer service philosophy to collect feedback on product features to enhance our development process.
Since Slack’s launch, we have invested more than $455 million to build our service. Research and development expenses were $96.7 million, $141.4 million, and $157.5 million for the years ended January 31, 2017, 2018, and 2019, respectively. As of January 31, 2019, we had 536 employees across our engineering, product, research, and design teams.
Technology Infrastructure and Operations
We have built our technology infrastructure using a distributed and scalable architecture on a global scale.
We designed our technology platform with multiple layers of redundancy to guard against data loss and deliver high availability and low latency. Incremental backups are performed hourly and full backups are performed daily. In addition, redundant copies of content are stored in at least two geographically separate regions and are replicated within each region. Data is transmitted in encrypted form and encrypted when stored in our system. We use Amazon Web Services as our processing and delivery infrastructure.
We have built a network operations infrastructure that combines automated, 24x7 telemetry with human monitoring to help ensure that any issues that arise with our service are addressed as quickly as possible. We publish our uptime metrics, system status, and event reports on our public website so that users and organizations know how our systems are performing at any given time.
Security, Privacy, and Data Protection
Trust is important for our relationship with users and organizations on Slack, and we take significant measures to protect their privacy and data.
Security
We devote considerable resources to our security program, which is dedicated to ensuring that organizations on Slack have the highest confidence in our custodianship of their data. Our security program is aligned to the ISO 27000 standards and is regularly audited and assessed by third parties as well as organizations on Slack.
Our security program consists of the following:

•
Organizational security including personnel security, security and privacy training, a team of dedicated security professionals, policies and standards, separation of duties, and regular audits, compliance activities, and third-party assessments;

•
Secure by design principles by which we assess the security risk of each software development project according to our secure development lifecycle and create a set of requirements that must be met before the resulting change may be released to production; and

•	Public bug bounty program to facilitate responsible disclosure of potential security vulnerabilities identified by external researchers and reward them for their verified findings.

The focus of our security program is to prevent unauthorized access to the data of organizations on Slack. To this end, our team of security practitioners, working in partnership with peers across our company, work to identify and mitigate risks, implement best practices, and continue to evaluate ways to improve. These steps include data encryption in transit and at rest, network security, classifying and inventorying data, limiting and authorizing access controls, and multi-factor authentication for access to systems with data. We also employ regular system monitoring, logging, and alerting to retain and analyze the security state of our corporate and production infrastructure.
In addition, our security program has achieved several internationally-recognized certifications and industry standard audited attestations of our security controls, and maintains a number of compliance programs.
The International Organization for Standardization, or ISO, has developed a series of standards for information security and related areas, and we have received the following ISO certifications:

•	ISO/IEC 27001 (Information Security Management);

•	ISO/IEC 27017 (Security Controls for the Provisions and Use of Cloud Services); and

•	ISO/IEC 27018 (Protection of Personally Identifiable Information).
Service Organization Controls, or SOC, are standards established by the American Institute of Certified Public Accountants for reporting on internal control environments implemented within an organization. We have completed SOC 2 and SOC 3 examinations.
We are a member of the Cloud Security Alliance, or CSA. The CSA Security, Trust & Assurance Registry, or STAR, is a publicly-accessible registry that offers a security assurance program for cloud services, helping organizations assess the security posture of cloud providers they currently use or are considering using. We meet the requirements of the STAR Level 1 Self-Assessment.
The Health Insurance Portability and Accountability Act, or HIPAA, is a U.S. government regulation that includes data privacy, security and breach notification requirements for safeguarding protected health information. Since 2017, we have offered limited support for HIPAA-regulated organizations that purchase Enterprise Grid.
The Federal Risk and Authorization Management Program, or FedRAMP, is a U.S. government program that provides a standardized approach to security assessment, authorization and continuous monitoring for cloud products and services and allows federal agencies to accelerate cloud adoption initiatives. We have achieved a FedRAMP Authority to Operate at the Low/Tailored impact level issued by the General Services Administration for our Standard, Plus and Enterprise Grid subscription plans.
The G-Cloud framework is an agreement between the government of the United Kingdom and suppliers who provide cloud-based services to U.K. public sector organizations. All approved cloud-based services and providers are listed on a publicly accessible portal known as the Digital Marketplace. Our Standard and Plus subscription plans are listed in the Digital Marketplace.
We take appropriate steps to help ensure that our security measures are maintained by the third-party vendors we use, including by conducting security reviews and audits.
Privacy and data protection
The privacy of users and protection of data is important to Slack’s continued growth and success. Privacy is a shared responsibility among all our employees, but we also have a dedicated privacy and data governance team that builds and executes on our privacy program, including the management of data protection impact assessments. Our privacy and legal teams work together to conduct product and feature reviews, data inventory and mapping, and support for data protection and privacy-related requests.
We are committed to complying with, and helping organizations on Slack comply with, data protection laws globally. We monitor guidance from industry and regulatory bodies, meet with regulators and update our product features and contractual commitments accordingly.

Slack is offered to organizations outside the United States and Canada by Slack Technologies Limited, an Irish company based in Dublin, Ireland, which is subject to the European Union’s General Data Protection Regulation and the regulatory oversight of the Irish Data Protection Commission. We also maintain a self-certification under the E.U.-U.S. and Swiss-U.S. Privacy Shield and offer European Union Model Clauses, also known as Standard Contractual Clauses.
We maintain a privacy policy that describes how Slack collects, uses and discloses information, and what choices organizations and users have.
Competition
The market for services like Slack is emerging, rapidly evolving, and fragmented, and we believe that Slack represents a new category of business technology. As a result, we principally compete against incumbent collaboration and communication tools and products from established vendors, such as Microsoft, productivity tool and email providers, such as Google, unified communications providers, such as Cisco, and consumer application companies that have entered the business software market, such as Facebook. We also compete with smaller companies that offer niche or point products that attempt to address certain problems that Slack addresses. These smaller companies include companies that specialize in voice or video communication, instant messaging, email filtering and email inbox organization, business workflows, team-based collaboration, intranet creation, and maintenance and other functionality. Some of these companies offer free or discounted services. We believe that we compete favorably with these smaller companies because they do not offer the unique mix of features and functionality combined with our proven ability to scale to handle large amounts of users, usage, and data. In addition, our market is subject to changing technology, shifting customer needs, new market entrants, and frequent introductions of new products and services.
We believe that the principal competitive factors in our markets include the following:

•	ease of adoption, use, and deployment;

•	product functionality;

•	platform capabilities;

•	breadth and depth of platform integrations;

•	scalability;

•	security and privacy;

•	ability to support intercompany collaboration;

•	brand awareness and reputation;

•	customer support; and

•	total cost of ownership.
We believe that our product experience and product strategy, technological innovation, and company culture enable us to compete favorably on each of these factors.
We expect competition to increase as established and emerging companies continue to enter the markets we serve or attempt to address the problems Slack addresses, as customer requirements evolve and as new products, technologies, and regulations are introduced. Further, some of our competitors have longer operating histories, the ability to bundle a broader range of products and services, larger marketing budgets, access to larger existing user bases, and greater financial, technical, and other resources than we do. We believe, however, that we are uniquely positioned to more rapidly innovate and respond to new technologies and customer requirements than our competitors.

Intellectual Property
We believe that our intellectual property rights are valuable and important to our business. We rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee disclosure, and invention assignment agreements, and other legal and contractual rights to establish and protect our proprietary rights.
As of January 31, 2019, we had one issued patent in the United States, which expires in 2036, and more than 80 pending patent applications that cover various aspects of Slack in the United States and abroad. These patents and patent applications are intended to protect our proprietary inventions relevant to our business.
We have trademark rights in our name and other brand indicia and have trademark registrations for select marks in the United States and other jurisdictions around the world. We also have registered domain names for websites that we use in our business, such as www.slack.com, and similar variations.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, the laws of various foreign countries where our products are distributed may not protect our intellectual property rights to the same extent as laws in the United States.
Facilities
Our corporate headquarters is located in San Francisco, California, and covers 228,998 square feet pursuant to an operating lease that expires in 2028. We also lease and purchase service memberships to additional facilities in San Francisco, California; Denver, Colorado; New York, New York; Chicago, Illinois; Dublin, Ireland; London, United Kingdom; Toronto, Canada; Vancouver, Canada; Melbourne, Australia; Sydney, Australia; Tokyo, Japan; and Pune, India.
We lease or purchase service memberships to all of our facilities and do not own any real property. We believe that our facilities are generally suitable to meet our current needs. We intend to expand our facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth.
Legal Proceedings
We are not party to any material pending legal proceedings. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business.

MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our executive officers and directors as of April 30, 2019:

Name	Age	Position
Executive Officers:
Stewart Butterfield	46	Co-Founder, Chief Executive Officer, and Chairman of the Board of Directors
Allen Shim	38	Chief Financial Officer
Robert Frati	50	Senior Vice President of Sales and Customer Success
Cal Henderson	38	Co-Founder, Chief Technology Officer
David Schellhase	55	General Counsel, Secretary
Tamar Yehoshua	54	Chief Product Officer

Non-Employee Directors:
Andrew Braccia(2)	43	Director
Edith Cooper(2)(3)	57	Director
Sarah Friar(1)	46	Director
John O’Farrell(1)	60	Director
Chamath Palihapitiya	42	Director
Graham Smith(1)(3)	59	Director
__________________

(1)	Member of the audit and risk committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.
Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.
Executive Officers
Stewart Butterfield. Mr. Butterfield co-founded Slack and has served as our Chief Executive Officer and as Chairman of our board of directors since February 2009. From April 2005 to July 2008, Mr. Butterfield served as General Manager of the photo-sharing website Flickr at Yahoo! Inc., following Yahoo!’s acquisition of Ludicorp Research and Development Ltd. (which developed Flickr), where he served as Chief Executive Officer from May 2002 to April 2005. Mr. Butterfield holds a Master of Philosophy from the University of Cambridge and a Bachelor of Arts in Philosophy from the University of Victoria.
We believe that Mr. Butterfield is qualified to serve as a member of our board of directors because of his experience and perspective as our Chief Executive Officer and a co-founder.
Allen Shim. Mr. Shim has served as our Chief Financial Officer since January 2018. Mr. Shim joined Slack in March 2014 and served as Senior Vice President of Finance and Operations from March 2014 to January 2018. From September 2008 to March 2014, Mr. Shim served as Vice President of Finance and Treasurer at YuMe, Inc., a data analysis company for television advertising that was acquired by RhythmOne in 2017. From March 2005 to September 2008, Mr. Shim worked in business operations at Yahoo! Inc. Mr. Shim is a Chartered Financial Analyst (CFA) charterholder and holds a Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania.

Robert Frati. Mr. Frati has served as our Senior Vice President of Sales and Customer Success since February 2018. Mr. Frati joined Slack in May 2016 and served as Vice President of Sales and Customer Success from May 2016 to February 2018. From January 2006 to May 2016, Mr. Frati served in various roles at salesforce.com inc., a customer relationship management software company, most recently as Senior Vice President, Commercial Sales, Asia Pacific from August 2014 to April 2016. Mr. Frati holds a Bachelor of Arts in Political Economy from the University of California, Berkeley.
Cal Henderson. Mr. Henderson co-founded Slack. He has served as our Chief Technology Officer since December 2012 and served as Vice President of Engineering from April 2009 to December 2012. From June 2005 to April 2009, Mr. Henderson served as Director of Engineering at Yahoo! Inc. From December 2003 to June 2005, Mr. Henderson served as Director of Web Development at Ludicorp Research and Development Ltd. Mr. Henderson holds a Bachelor of Science in Software Engineering from the University of Central England.
David Schellhase. Mr. Schellhase has served as our General Counsel and Secretary since December 2016. From February 2015 to April 2016, Mr. Schellhase served as Chief Operating Officer at Honest Work Corporation, a software company that was acquired by Twitter, Inc. From June 2011 to January 2015, Mr. Schellhase served as General Counsel and then Strategic Advisor at Groupon, Inc., an e-commerce marketplace company. From July 2002 to May 2011, Mr. Schellhase served as General Counsel at salesforce.com, inc. Mr. Schellhase holds a Juris Doctor from Cornell Law School and a Bachelor of Arts in European History from Columbia University.
Tamar Yehoshua. Ms. Yehoshua has served as our Chief Product Officer since January 2019. From August 2010 to January 2019, Ms. Yehoshua served in various roles at Alphabet, Inc., an Internet-related services and products company, first as Director, Product Management, until September 2013, and then as Vice President, Product Management, in leadership roles on search, identity, and privacy. Since March 2019, Ms. Yehoshua has served as a member of the board of directors of ServiceNow, Inc., a publicly traded cloud computing company. Since October 2017, Ms. Yehoshua has served as a member of the board of directors of Yext Inc., a publicly traded online brand management company. From December 2015 to May 2017, Ms. Yehoshua served as a member of the board of directors of RetailMeNot, Inc., a publicly-traded company operating an online marketplace that aggregates discounts and offer codes. Ms. Yehoshua holds a Master of Science in Computer Science from the Hebrew University of Jerusalem and a Bachelor of Arts in Mathematics from the University of Pennsylvania.
Non-Employee Directors
Andrew Braccia. Mr. Braccia has served as a member of our board of directors since March 2010. Since April 2007, Mr. Braccia has served as a Partner at Accel, a venture capital firm. From 1998 to 2007, Mr. Braccia was Vice President of Yahoo! Search at Yahoo! Inc. Mr. Braccia serves as a member of the board of directors of several private technology companies. Mr. Braccia holds a Bachelor of Science in Business Administration from the University of Arizona.
We believe that Mr. Braccia is qualified to serve as a member of our board of directors because of his significant knowledge of and history with our company, his experience as a seasoned investor and as a current and former director of many companies, and his knowledge of the industry in which we operate.
Edith Cooper. Ms. Cooper has served as a member of our board of directors since January 2018. From May 1996 to December 2017, Ms. Cooper served in various roles at Goldman Sachs Group, Inc., an investment bank, including Managing Director, Securities Division; Managing Director, Global Head of Human Capital Management; and, most recently, Senior Director. Ms. Cooper serves as a member of the board of directors of Etsy, Inc., a publicly-traded e-commerce company. Ms. Cooper holds a Masters of Business Administration from Northwestern University Kellogg School of Management and a Bachelor of Arts in American History from Harvard University.
We believe that Ms. Cooper is qualified to serve as a member of our board of directors because of her experience as a financial industry executive and her extensive knowledge of that industry and the industry in which we operate.
Sarah Friar. Ms. Friar has served as a member of our board of directors since March 2017. Since December 2018, Ms. Friar has served as Chief Executive Officer at Nextdoor, a social network for neighborhoods. From July 2012 to November 2018, Ms. Friar served as Chief Financial Officer at Square, Inc., a financial services and mobile payment company. From April 2011 to July 2012, Ms. Friar served as Senior Vice President, Finance and Strategy at salesforce.com, inc. Ms. Friar also serves as a member of the board of directors of Walmart Inc., a publicly-traded retail and wholesale operations company. From September 2012 to May 2015, Ms. Friar served as a member of the board of directors of Model N, Inc., a publicly-traded company providing revenue management cloud solutions for life sciences and technology companies. From June 2014 to April 2018, Ms. Friar served as a member of the board of directors of New Relic, Inc., a publicly-traded provider of real-time insights for software-driven businesses. Ms. Friar holds a Masters of Business Administration from Stanford University and a Masters of Engineering in Metallurgy, Economics, and Management from the University of Oxford.
We believe that Ms. Friar is qualified to serve as a member of our board of directors because of her experience as a public company executive, her extensive finance background, her service as a current and former director of public companies, and her knowledge of the industry in which we operate.
John O’Farrell. Mr. O’Farrell has served as a member of our board of directors since April 2011. Since June 2010, Mr. O’Farrell has served as a General Partner at Andreessen Horowitz, a venture capital firm. Prior to joining Andreessen Horowitz, Mr. O’Farrell served in various management positions with Silver Spring Networks, Inc., Opsware, Inc., a publicly-traded software company, At Home Corporation, US WEST Inc., and Telecom Eireann, an Irish telecommunications company. Mr. O’Farrell has served as a member of the board of directors of PagerDuty, Inc., a publicly-traded software-as-a-service company that provides a digital operations management platform for businesses, since 2013. Mr. O’Farrell also serves as a member of the board of directors of a number of privately held companies, the U.S. Fund for UNICEF (d/b/a UNICEF USA), and MapLight, a nonprofit research organization. Mr. O’Farrell holds a Masters of Business Administration from Stanford University and a Bachelor of Engineering in Electrical Engineering from University College Dublin.
We believe that Mr. O’Farrell is qualified to serve as a member of our board of directors because of his significant knowledge of and history with our company, his business and venture capital expertise, his extensive experience as an executive and board member of technology companies, and his knowledge of the industry in which we operate.
Chamath Palihapitiya. Mr. Palihapitiya has served as a member of our board of directors since August 2017. Mr. Palihapitiya co-founded Social Capital, a venture capital firm, and has served as its Chief Executive Officer since July 2011. From July 2007 to June 2011, Mr. Palihapitiya worked at Facebook, Inc., a social media and social networking company, where he held various roles, including Vice President, Platform and Monetization and Vice President, User Growth, Mobile & International. Mr. Palihapitiya serves as a member of the board of directors of Social Capital Hedosophia Holdings Corp., a publicly-traded blank check company. Mr. Palihapitiya also serves as a member of the board of directors of several private technology companies. Mr. Palihapitiya holds a Bachelor of Applied Sciences in Electrical Engineering from the University of Waterloo.
We believe that Mr. Palihapitiya is qualified to serve as a member of our board of directors because of his experience as a company executive, his experience as a seasoned investor, and his knowledge of the industry in which we operate.
Graham Smith. Mr. Smith has served as a member of our board of directors since December 2018. Mr. Smith serves as a member of the board of directors of Splunk Inc., BlackLine, Inc., and Xero Limited, all of which are publicly-traded software companies. From March 2015 to February 2019, Mr. Smith served as a member of the board of directors of MINDBODY, Inc., a publicly-traded technology platform serving the fitness, beauty and wellness services industries, which was acquired by Vista Equity Partners in February 2019. From December 2015 to June 2018, Mr. Smith served as a member of the board of directors of Citrix Systems, Inc., a publicly-traded software company providing server, application, and desktop virtualization, and networking. From December 2007 to June 2015, Mr. Smith worked at salesforce.com, inc. serving first as Chief Financial Officer and then as Executive Vice President, Finance. From January 2003 to December 2007, Mr. Smith served as Chief Financial Officer at Advent Software, Inc., a portfolio accounting software company. Mr. Smith qualified as a member of the Institute of Chartered Accountants in England and Wales and holds a Bachelor of Science in Economics and Politics from the University of Bristol.
We believe that Mr. Smith is qualified to serve as a member of our board of directors because of his experience as a current and former director of many public companies, his extensive finance background, including service as a chief financial officer of several large, publicly-traded technology companies, and his knowledge of the industry in which we operate.

Code of Conduct
Our board of directors has adopted a code of conduct that will apply to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of conduct will be posted on our website. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Exchange Act.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective shortly following the effectiveness of the registration statement of which this prospectus forms a part. Our board of directors consists of seven directors, six of whom will qualify as “independent” under NYSE listing standards.
In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Stewart Butterfield and John O’Farrell, and their terms will expire at the annual meeting of stockholders to be held in 2020;

•	the Class II directors will be Andrew Braccia, Sarah Friar, and Chamath Palihapitiya, and their terms will expire at the annual meeting of stockholders to be held in 2021; and

•	the Class III directors will be Edith Cooper and Graham Smith, and their terms will expire at the annual meeting of stockholders to be held in 2022.
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.
This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Messrs. Braccia, O’Farrell, Palihapitiya, and Smith and Mmes. Cooper and Friar do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Lead Independent Director
Our board of directors has adopted, effective prior to the effectiveness of the registration statement of which this prospectus forms a part, corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director for so long as we have a non-independent chairperson. Our board of directors has appointed Mr. O’Farrell to serve as our lead independent director. As lead independent director, Mr. O’Farrell will preside over periodic meetings of our independent directors, serve as a liaison between the Chairperson of our board of directors and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.
Committees of the Board of Directors
Our board of directors has established an audit and risk committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.
Audit and Risk Committee
Our audit and risk committee consists of Ms. Friar, Mr. O’Farrell, and Mr. Smith, with Mr. Smith serving as Chairperson. The composition of our audit and risk committee meets the requirements for independence under current NYSE listing standards and SEC rules and regulations. Each member of our audit and risk committee meets the financial literacy requirements of the NYSE listing standards. In addition, our board of directors has determined that each of Mr. Smith and Ms. Friar is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit and risk committee will, among other things:

•	select and hire a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	supervise and evaluate the independent registered public accounting firm;

•	evaluate the independence of the independent registered public accounting firm;

•
discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	approve audited financial information and the audit and risk committee report;

•	oversee procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review major financial risk exposures and information security risk;

•	review related party transactions;

•
obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures and any steps taken to deal with such issues;

•	review disclosure controls and procedures; and

•	approve (or, as permitted, pre-approve) all audit and all permissible non-audit services and fees, to be performed by the independent registered public accounting firm.
Our audit and risk committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NYSE.
Compensation Committee
Our compensation committee consists of Ms. Cooper and Mr. Braccia, with Ms. Cooper serving as Chairperson. The composition of our compensation committee meets the requirements for independence under NYSE listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

•	reviews, approves and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and approves, or make recommendations to our board of directors regarding, incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.
Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NYSE.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Ms. Cooper and Mr. Smith, with Ms. Cooper serving as Chairperson. The composition of our nominating and corporate governance committee meets the requirements for independence under NYSE listing standards and SEC rules and regulations. Our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.
The nominating and corporate governance committee operates under a written charter that satisfies the applicable listing requirements and rules of the NYSE.
Role of Board of Directors in Risk Oversight
Our board of directors has responsibility for the oversight of our risk management and, either as a whole or through the audit and risk committee, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from the audit and risk committee and members of senior management to enable our board of directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic, and reputational risk.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transaction involving members of our compensation committee or their affiliates.

Non-Employee Director Compensation
Other than as set forth in the table and described more fully below, we did not pay any compensation or make any equity awards or non-equity awards to any of our non-employee directors during fiscal year 2019. Directors may be reimbursed for travel and other expenses directly related to their activities as directors. Directors who also serve as employees receive no additional compensation for their service as directors. During fiscal year 2019, Mr. Butterfield, our Chief Executive Officer, was a member of our board of directors, as well as an employee, and received no additional compensation for his services as a director. See the section titled “Executive Compensation” for more information about Mr. Butterfield’s compensation for fiscal year 2019. The following table presents the total compensation for each person who served as a non-employee director during fiscal year 2019.

Name	Stock Awards ($)(1)	Total ($)
Andrew Braccia, Edith Cooper, John O’Farrell, Chamath Palihapitiya(2)	—	—
Sarah Friar(3)	3,024,827	3,024,827
Graham Smith(4)	1,751,400	1,751,400
__________________

(1)
The amounts reported represent the aggregate grant date fair value of the restricted shares or restricted stock units awarded to the non-employee directors during fiscal year 2019, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these awards and does not correspond to the actual economic value that may be received by the director upon the sale of any of the underlying shares of Class B common stock.

(2)	Messrs. Braccia, O’Farrell, and Palihapitiya and Ms. Cooper did not receive any compensation for fiscal year 2019.

(3)
In October 2018, we granted a restricted stock award for 406,017 shares of our Class B common stock outside of our 2009 Plan to Ms. Friar through the David Riley and Sarah Friar Revocable Trust dated August 11, 2006. The restricted shares vest in 16 equal quarterly installments commencing on June 8, 2017, subject to Ms. Friar’s continuous service on each such date. Upon Ms. Friar’s service to us through a change in control, 100% of the restricted shares shall immediately vest.

(4)
Mr. Smith was elected to our board of directors in December 2018 and was granted a restricted stock unit award for 210,000 shares of our Class B common stock under our 2009 Plan. The restricted stock units vest upon the satisfaction of both a time condition and performance vesting. The time condition is satisfied over a four year period, with 25% vesting in December 2019, and the remaining 75% time-vesting in 12 equal quarterly installments thereafter, subject to Mr. Smith’s continuous service on each such date. The performance vesting will be achieved upon the first to occur of (i) a change in control of the company, (ii) the initial public offering of our securities, or (iii) the listing and public trading of our Class A common stock on the NYSE. Upon Mr. Smith’s service to us through a change in control, 100% of the restricted stock units shall immediately satisfy the time condition.

As of January 31, 2019, Ms. Cooper held 273,428 restricted stock units, Ms. Friar held 228,385 shares of restricted stock that are subject to a risk of forfeiture through the David Riley and Sarah Friar Revocable Trust dated August 11, 2006, and Mr. Smith held 210,000 restricted stock units. None of the other non-employee directors held equity awards as of January 31, 2019.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we did not have a formal policy to compensate our non-employee directors. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive the following cash retainers and equity awards.

Annual Retainer for Board Membership
Annual service on the board of directors	$35,000
Annual service on the board of directors as lead independent director	$20,000
Additional Annual Retainer for Committee Membership
Annual service as member of the audit and risk committee (other than chair)	$10,000
Annual service as chair of the audit and risk committee	$20,000
Annual service as member of the compensation committee (other than chair)	$7,500
Annual service as chair of the compensation committee	$15,000
Annual service as member of the nominating and corporate governance committee (other than chair)	$4,000
Annual service as chair of the nominating and corporate governance committee	$8,000
Our policy will provide that each non-employee director elected to our board of directors after the effectiveness of this registration statement of which this prospectus forms a part, upon initial election to our board of directors, will be granted RSUs having a fair market value of $300,000, or the Initial Grant. In addition, on the date of each of our annual meetings of stockholders following the completion of the effectiveness of the registration statement of which this prospectus forms a part, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual award of RSUs having a fair market value of $180,000, or the Annual Grant. The Initial Grant will vest in three equal annual installments on each anniversary date on which the non-employee director was appointed to our board for directors, subject to continued service as a director through each applicable vesting date. The Annual Grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service as a director through the applicable vesting date. In addition, all such awards are subject to full accelerated vesting upon the sale event of our company (as defined in the policy).
Employee directors will receive no additional compensation for their service as a director.
We will reimburse all reasonable out‑of‑pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

EXECUTIVE COMPENSATION
Overview
The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.
As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as our principal executive officer during fiscal year 2019, and our next two most highly compensated executive officers in respect of their service to our company for fiscal year 2019. We refer to these individuals as our named executive officers. Our named executive officers for fiscal year 2019 are:

•	Stewart Butterfield, our Chief Executive Officer;

•	Robert Frati, our Senior Vice President of Sales and Customer Success; and

•	Allen Shim, our Chief Financial Officer.
Our executive compensation program is based on a pay for performance philosophy. Compensation for our executive officers is comprised primarily of the following main components: base salary, bonus (or commissions), and equity incentives in the form of restricted stock or RSU awards. Our executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation philosophy and compensation plans and arrangements as circumstances require.
2019 Summary Compensation Table
The following table provides information regarding the total compensation, for services rendered in all capacities, that was earned by our named executive officers during fiscal year 2019.

Name and principal position	Year	Salary ($)		Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Stewart Butterfield Chief Executive Officer(4)	2019	356,952	(5)	9,798,113	136,715	55,466	10,347,246
Robert Frati SVP of Sales and Customer Success	2019	450,000		758,840	331,087	4,000	1,543,927
Allen Shim Chief Financial Officer	2019	320,000		3,357,900	122,880	4,094	3,804,874
__________________

(1)
The amounts reported represent the aggregate grant date fair value of the restricted stock or restricted stock units awarded to the named executive officers during fiscal year 2019, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these awards and does not correspond to the actual economic value that may be received by the officer upon the sale of any of the underlying shares of Class B common stock.

(2)
The amounts represent annual cash bonuses earned by Mr. Butterfield and Mr. Shim based on the achievement of company and individual performance objectives. For Mr. Frati, the amount reflects quarterly commissions earned by Mr. Frati under our sales incentive plan, or Sales Incentive Plan.

(3)
The amounts reported represent 401(k) company matching contributions for Mr. Frati and Mr. Shim. For Mr. Butterfield, the amount reported represents $29,438 in travel and housing costs, $24,953 as a tax gross-up for the aforementioned costs, and $1,075 in 401(k) company matching contributions.

(4)
From February 1, 2018 through June 30, 2018 as well as the month of September 2018, Mr. Butterfield was compensated in Canadian dollars for an aggregate amount of CAD$154,006, which has been converted into U.S. dollars based on the exchange rate at the applicable points in time that such compensation was paid (such exchange rate obtained from Xignite) to $119,637.

(5)	Mr. Butterfield’s base salary was increased to $430,000 on July 1, 2018.

Narrative to Summary Compensation Table
Base Salaries
We use base salaries to recognize the experience, skills, knowledge, and responsibilities required of all our employees, including our named executive officers. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, and experience. For fiscal year 2019, the annual base salary for Mr. Butterfield was $234,949 (which is equal to CAD$320,000 converted into U.S. dollars using an exchange rate of CAD$1.362 for each U.S. dollar) until June 30, 2018, and $430,000 on and after July 1, 2018, and for Messrs. Frati and Shim $450,000 and $320,000, respectively.
Annual Bonuses and Commissions
From time to time, our board of directors may approve annual bonuses for our named executive officers based on individual performance, company performance, or as otherwise determined to be appropriate. In fiscal year 2019, Messrs. Butterfield and Shim were both eligible for an annual cash bonus equal to 40% of their base salary based upon company and individual performance. In fiscal year 2019, Mr. Frati participated in the Sales Incentive Plan, which provided quarterly commission payments based upon our attainment of certain revenue targets, paid shortly after attainment of the relevant target.
Equity Compensation
Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture, and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them. During fiscal year 2019, we granted restricted stock to Mr. Butterfield and restricted stock units to Messrs. Frati and Shim, as described in more detail in the “Outstanding Equity Awards at Fiscal Year-End 2019” table below.
In February 2019, our board of directors approved equity awards to our employees, including the named executive officers. Mr. Butterfield received a restricted stock award for 295,000 shares of our Class B common stock, which vests in 16 equal quarterly installments commencing February 1, 2019 subject to his continued service to us through each vesting date. Mr. Frati and Mr. Shim received an award for 250,000 and 220,000 restricted stock units, respectively, and a stock option to purchase 114,000 and 78,000 shares of our Class B common stock, respectively. The restricted stock units vest upon the satisfaction of both a time-based condition and a performance-based condition. The performance-based condition will be satisfied on the first to occur of (i) a change in control, (ii) the initial public offering of our securities, or (iii) the listing and public trading of our Class A common stock on the NYSE. The time-based condition is satisfied over a four-year period in 16 equal quarterly installments commencing February 1, 2019, subject to the applicable named executive officer’s continued service to us through each such vesting date. The stock options vest in 24 equal quarterly installments following February 1, 2019 subject to the named executive officer’s continued service to us through each such vesting date.
Executive Employment Arrangements
Executive Employment Arrangements
Below are descriptions of our current offer letters with our named executive officers.
Stewart Butterfield
Prior to and during fiscal year 2019, we had not entered into an offer letter or employment agreement with Mr. Butterfield. On March 7, 2019, we entered into an offer letter with Mr. Butterfield to continue to serve as our Chief Executive Officer. The offer letter provides for Mr. Butterfield’s at-will employment and an annual base salary of

$430,000, target bonus set at 40% of his adjusted base salary for fiscal year 2019 and 60% of his adjusted base salary for fiscal year 2020, and his eligibility to participate in our benefit plans generally. Mr. Butterfield is subject to our standard confidential information, invention assignment and arbitration agreement.
Robert Frati
On March 23, 2016, we entered into an offer letter with Mr. Frati, who currently serves as our Senior Vice President of Sales and Customer Success. The offer letter provides for Mr. Frati’s at-will employment and an annual base salary of $420,000, target bonus of $280,000, and an initial RSU grant, as well as his eligibility to participate in our benefit plans generally. Pursuant to his offer letter, we also provided Mr. Frati with a one-time signing bonus in the amount of $250,000, and we agreed to provide Mr. Frati with reimbursement of his moving expenses, up to a maximum aggregate amount of $75,000. Mr. Frati is subject to our standard confidential information, invention assignment and arbitration agreement.
Allen Shim
On March 9, 2014, we entered into an offer letter with Mr. Shim, who currently serves as our Chief Financial Officer. The offer letter provided for Mr. Shim’s at-will employment and an initial annual base salary of $200,000 and an initial stock option grant, as well as his eligibility to participate in our benefit plans generally. Mr. Shim is subject to our standard confidential information, invention assignment and arbitration agreement.
Executive Severance Plan
In connection with the effectiveness of the registration statement of which this prospectus forms as part, we adopted an executive severance plan, in which our named executive officers, and certain other executives, will participate. Our executive severance plan, or the Executive Severance Plan, will provide that upon a (i) termination by us for any reason other than for “cause,” as defined in the Executive Severance Plan, death or disability or (ii) a resignation for “good reason,” as defined in the Executive Severance Plan, in each case outside of the change in control period (i.e., the period beginning on and ending 12 months after, a “change in control,” as defined in the Executive Severance Plan), an eligible participant will be entitled to receive, subject to the execution and delivery of an effective release of claims in favor of the Company, (i) a lump sum cash payment equal to 12 months of base salary for our Chief Executive Officer and 6 months of base salary for the other participants, and (ii) a monthly cash payment equal to our contribution towards health insurance for up to 12 months for our Chief Executive Officer and up to 6 months for the other participants.
The Executive Severance Plan will also provide that upon a (i) termination by us other than for cause, death or disability or (ii) a resignation for good reason, in each case within the change in control period, an eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the execution and delivery of an effective release of claims in favor of the Company, (i) a lump sum cash payment equal to 12 months of base salary for all participants, (ii) a monthly cash payment equal to our contribution towards health insurance for up to 12 months for all participants, (iii) accelerated vesting of certain outstanding and unvested equity award held by such participant; provided, that any unvested and outstanding equity awards subject to performance conditions will be deemed satisfied at the higher of target levels specified in the applicable award agreements or actual achievement, and (iv) a lump sum cash amount equal to the participant’s pro-rated annual target bonus.
The payments and benefits provided under the Executive Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the recipient.

Outstanding Equity Awards at Fiscal Year-End 2019
The following table sets forth information regarding outstanding equity awards held by our named executive officers as of January 31, 2019:

		Option Awards					Stock Awards(1)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Stewart Butterfield	06/08/2016(3)	10/1/2017	—	—	—	—	3,050,680	32,215,181
	10/28/2018(4)	7/1/2019	—	—	—	—	1,315,183	13,888,332
Robert Frati	06/08/2016(5)	5/1/2017	—	—	—	—	682,080	7,202,765
	06/20/2018(6)	5/1/2018	—	—	—	—	40,000	865,920
	06/20/2018 (6)	8/1/2018	—	—	—	—	82,000	422,400
Allen Shim	05/21/2014(7)	—	588,605	—	0.14	5/21/2024	—	—
	02/17/2016(8)	3/1/2016	—	—	—	—	31,243	329,926
	04/06/2016(6)	7/1/2016	—	—	—	—	122,026	1,288,595
	05/10/2017(6)	6/1/2017	—	—	—	—	150,000	1,584,000
	02/21/2018(6)	5/1/2018	—	—	—	—	682,500	7,207,200
__________________

(1)
As further described in the footnotes below, the RSUs granted pursuant to our 2009 Plan will vest upon the satisfaction of both a time-based condition and a performance-based condition before the award’s expiration date. The performance-based condition will be satisfied on the first to occur of (i) a change in control, (ii) the initial public offering of our securities, or (iii) the listing and public trading of our Class A common stock on the NYSE. The expiration date is seven years from the Grant Date. Any RSUs that have satisfied the time-based condition at the time of the named executive officer’s termination of service remain eligible for vesting upon the achievement of the performance-based condition prior to the expiration date of the award.

(2)	The amounts represent the number of shares underlying the RSUs or restricted stock multiplied by the value of a share of our Class B common stock on January 31, 2019, which was $10.56 per share.

(3)
The time-based condition of the award vests as follows: 4.286% of the RSUs subject to the award satisfy the time-based condition each quarter commencing on the vesting commencement date, subject to Mr. Butterfield continuing to provide service to us on such date. Upon the effectiveness of the registration statement of which this prospectus forms a part, the time-based condition shall be automatically adjusted as follows: 7.5% of the RSUs subject to the award shall satisfy the time-based condition on the applicable quarterly vesting date, subject to Mr. Butterfield continuing to provide service to us on such dates. If Mr. Butterfield is subject to a termination without “cause” or resignation for “good reason” (as each term is defined in his stock purchase agreement dated March 17, 2009) within 12 months after a change in control (as defined in the award agreement), 100% of the RSUs shall immediately satisfy the time-based condition as of such termination date.

(4)
This award represents an award for restricted stock under our 2009 Plan. With respect to such award, 1/6th of the shares shall vest and no longer be subject to our right of repurchase on the vesting commencement date, subject to Mr. Butterfield continuing to provide service to us through such date. Following such date, 1/24th of the shares shall vest and no longer be subject to our right of repurchase on each quarter thereafter, subject to Mr. Butterfield continuing to provide service to us through each such date. In addition, if Mr. Butterfield is subject to a termination without “cause” or resignation for “good reason” (as each term is defined in his stock purchase agreement dated March 17, 2009) within 12 months after a change in control (as defined in the award agreement), 100% of the shares shall vest and no longer be subject to our right of repurchase immediately upon such termination date.

(5)
The time-based condition of the award vests as follows: 25% of the RSUs subject to the award vest on the first anniversary of the vesting commencement date and the remaining 75% of the RSUs vest in 12 equal quarterly installments thereafter, subject to Mr. Frati continuing to provide service to us through each such vesting date.

(6)
The time-based condition of the award vests as follows: the RSUs subject to the award vest in 16 equal quarterly installments commencing on the vesting commencement date, subject to the named executive officer continuing to provide service to us through each such vesting date.

(7)	Mr. Shim’s stock option was granted pursuant to our 2009 Plan and all of the shares are fully vested.

(8)
This award represents an award for restricted stock under our 2009 Plan. With respect to such award, 1/48th of the shares vest and are no longer subject to our right of repurchase commencing on the vesting date, subject to Mr. Shim continuing to provide service to us through each such vesting date. The shares were transferred by Mr. Shim to the Shim-Park Family Revocable Trust on November 28, 2016.

Employee Benefits and Stock Plans
2019 Stock Option and Incentive Plan
Our 2019 Plan was adopted by our board of directors in April 2019 and approved by our stockholders in May 2019, and shall become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2019 Plan will replace the 2009 Plan, as our board of directors has determined not to make additional awards under the 2009 Plan following the effectiveness of the registration statement of which this prospectus forms a part. However, the 2009 Plan will continue to govern outstanding equity awards granted thereunder. The 2019 Plan will allow the compensation committee to make equity-based incentive awards to our officers, employees, directors, and other key persons, including consultants.
Authorized Shares. We have initially reserved 60,200,000 shares of our Class A common stock for the issuance of awards under the 2019 Plan. The 2019 Plan provides that the number of shares reserved and available for issuance under the 2019 Plan will automatically increase each February 1, beginning on February 1, 2020, by 5% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding January 31 or such lesser number of shares as determined by our compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization. The shares we issue under the 2019 Plan will be authorized but unissued shares or shares that we reacquire. The shares of Class A and Class B common stock underlying any awards that are forfeited, canceled, held back upon exercise, or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire, or are otherwise terminated, other than by exercise, under the 2019 Plan and the 2009 Plan will be added back to the shares of Class A common stock available for issuance under the 2019 Plan (provided that any such shares of Class B common stock will first be converted into shares of Class A common stock). The maximum number of shares of Class A common stock that may be issued as incentive stock options in any one calendar year period may not exceed 60,200,000 shares cumulatively increased on February 1, 2020 and on each February 1 thereafter by the lesser of 5% of the number of outstanding shares of Class A and Class B common stock as of the immediately preceding January 31, or 12,040,000 shares. The value of all awards issued under the 2019 Plan and all other cash compensation paid by us to any non‑employee director in any calendar year cannot exceed $1,000,000.
Administration. The 2019 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2019 Plan.
Eligibility. Persons eligible to participate in the 2019 Plan will be those employees, non-employee directors, and consultants, as selected from time to time by our compensation committee in its discretion.
Options. The 2019 Plan permits the granting of both options to purchase Class A common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our Class A common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.
Stock Appreciation Rights. Our compensation committee will be able to award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of Class A common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our Class A common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.
Restricted Stock and Restricted Stock Units. Our compensation committee will be able to award restricted shares of Class A common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.
Unrestricted Stock Awards. Our compensation committee will also be able to grant shares of Class A common stock that are free from any restrictions under the 2019 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend Equivalent Rights. Our compensation committee will be able to grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.
Cash-Based Awards. Our compensation committee will be able to grant cash bonuses under the 2019 Plan to participants, subject to the achievement of certain performance goals.
Sale Event. The 2019 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2019 Plan, an acquirer or successor entity may assume, continue, or substitute for the outstanding awards under the 2019 Plan. To the extent that awards granted under the 2019 Plan are not assumed, continued, or substituted by the successor entity, all unvested awards granted under the 2019 Plan shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-based vesting, conditions, or restrictions that are not exercisable immediately prior to the sale event will become fully exercisable as of the sale event, all other awards with time-based vesting, conditions, or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2019 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.
Amendment. Our board of directors will be able to amend or discontinue the 2019 Plan and our compensation committee will be able to amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. The compensation committee is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights or effect the repricing of such awards through cancellation and re-grants. Certain amendments to the 2019 Plan will require the approval of our stockholders.
No awards may be granted under the 2019 Plan after the date that is 10 years from the date of stockholder approval of the 2019 Plan. No awards under the 2019 Plan have been made prior to the date hereof.
2009 Stock Plan, as amended
Our board of directors adopted, and our stockholders approved, our 2009 Plan in June 2009. Our 2009 Plan was most recently amended in May 2019. Our 2009 Plan allows for the grant of incentive stock options to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonqualified stock options and restricted stock unit awards and the direct award or sale of shares to employees, officers, directors, and consultants of ours and our parent and subsidiary corporations.
Authorized Shares. No shares will be available for future issuance under the 2009 Plan following the effectiveness of the registration statement of which this prospectus forms a part. However, our 2009 Plan will continue to govern outstanding awards granted thereunder. As of January 31, 2019, options to purchase 18,405,776 shares of our Class B common stock remained outstanding under our 2009 Plan at a weighted-average exercise price of approximately $0.9428 per share and 63,113,635 restricted stock units also remained outstanding.
Administration. Our board of directors currently administers our 2009 Plan. Subject to the provisions of our 2009 Plan, the administrator has full authority and discretion to take any actions it deems necessary or advisable for the administration of our 2009 Plan. Our board is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder approval.
Options. Stock options may be granted under our 2009 Plan. The exercise price per share of all options must equal at least 100% of the fair market value per share of our Class B common stock on the date of grant. The term of an incentive stock option may not exceed 10 years. An incentive stock option granted to a participant who owns more than 10% of the total combined voting power of all classes of our outstanding stock, or any parent or subsidiary corporations’, on the date of grant may not be exercisable after the expiration of five years from the date of grant and must have an exercise price of at least 110% of the fair market value per share of our Class B common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash or cash equivalents, surrender of stock or certain other forms of payment acceptable to the administrator and permitted by the Delaware General Corporation Law.
Stock Awards. Our 2009 Plan also allows for the grant or purchase of shares of Class B common stock subject to such conditions and restrictions as our board may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.
RSUs. RSUs may be granted under our 2009 Plan. An RSU is an award that covers a number of shares of our Class B common stock that may be settled upon vesting in cash or shares of our Class B common stock. The administrator determines the terms and conditions of RSUs, including the number of units granted and the vesting criteria (which may include achievement of pre-established performance goals or continued service to us).
Transferability or Assignability of Awards. Our awards are subject to transfer restrictions as the administrator may determine. In addition, options are transferable only by a beneficiary designation, a will, or the laws of descent and distribution. Nonstatutory options may also be transferable by gift or domestic relations order to an immediate family member. In addition, incentive stock options may be exercised during the lifetime of the optionee only by the optionee or by the optionee’s guardian or legal representative.
Certain Adjustments. In the event of certain changes in our capitalization, the number of shares available for future grants, the number of shares covered by each outstanding equity grant and the exercise price under each outstanding option will be proportionately adjusted.
Mergers and Consolidations. The 2009 Plan provides that in the event that we are a party to a merger or consolidation, all shares acquired under our 2009 Plan and all outstanding awards shall be subject to the agreement of merger or consolidation, or, in the event such transaction does not entail an agreement to which we are a party, as determined by the administrator of the 2009 Plan, in either case, all outstanding awards need not be treated in an identical manner. Such agreement, without the optionees’, grantees’, or purchasers’ consent, may provide for one or more of the following with respect to each award that is outstanding as of the effective date of such merger or consolidation: (i) the continuation of the option, RSU, or award by the Company (if the Company is the surviving corporation), (ii) the assumption or substitution of the option by the surviving corporation or its parent in a manner that complies with Section 424(a) of the Code, (iii) the cancellation of options and a payment to the optionees equal to the excess of (A) the fair market value of the shares subject to such options as of the effective date of such merger or consolidation over (B) their exercise price, (iv) the cancellation of such options without payment of any consideration, (v) the assumption of RSUs, or substitution of a new RSU, by the surviving corporation or its parent with an equitable or proportionate adjustment to the amount and kind of shares subject thereto, (vi) the cancellation of RSUs and a payment to the grantee with respect to each share subject to the portion of the RSUs that are vested as of the effective date of such merger or consolidation (including those RSUs that become vested as a result of such transaction) equal to the fair market value of such shares, (vii) suspension of the right to exercise options for a limited period of time prior to the closing of a merger or consolidation transaction, or (viii) termination of the right to exercise options unvested as of the closing of a merger or consolidation transaction.
Our board of directors has determined that no further awards shall be made pursuant to the 2009 Plan after the effectiveness of the registration statement of which this prospectus forms a part. Following the effectiveness of the registration statement of which this prospectus forms a part, we expect to make future awards under the 2019 Plan.
2019 Employee Stock Purchase Plan
Our ESPP was adopted by our board of directors in April 2019 and approved by our stockholders in May 2019 and shall become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The ESPP will initially reserve and authorize the issuance of up to a total of 9,000,000 shares of Class A common stock to participating employees. The ESPP will provide that the number of shares reserved and available for issuance will automatically increase each February 1, beginning on February 1, 2020, by the lesser of 6,000,000 shares of our Class A common stock, 1% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding January 31, or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization.
All employees who work for entities designated as participating in the ESPP will be eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the ESPP.
We will make one or more offerings, consisting of one or more purchase periods, each year to our employees to purchase shares under the ESPP. The first offering will begin on the date that our Class A common stock is first publicly traded on the NYSE and, unless otherwise determined by the administrator of the ESPP, will end on October 9, 2019. Each eligible employee as of the date that our Class A common stock is first publicly traded on the NYSE will be deemed to be a participant in the ESPP at that time and must authorize payroll deductions or other contributions by submitting an enrollment form by the deadline specified by the plan administrator. Unless otherwise determined by the plan administrator, subsequent offerings will usually begin every six months and will continue for six-month periods, referred to as offering periods. If an offering period contains more than one purchase period, and if the fair market value of our Class A common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of our Class A common stock on the purchase date and will be automatically re-enrolled in a new offering period. Each eligible employee may elect to participate in any subsequent offering by submitting an enrollment form by the deadline specified by the plan administrator.
Each employee who is a participant in the ESPP may purchase shares by authorizing contributions of up to 15% of his or her compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the purchase period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period or the business day prior to the last business day of the purchase period, whichever is lower, provided that no more than 1,250 shares of Class A common stock (or a lesser number as established by the plan administrator in advance of the purchase period) may be purchased by any one employee during each purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of Class A common stock, valued at the start of the offering period, under the ESPP for each calendar year in which a purchase right is outstanding.
The accumulated contributions of any employee who is not a participant on the last day of a purchase period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.
The ESPP may be terminated or amended by our board of directors at any time but shall automatically terminate on the 10 year anniversary of the effective date of the registration statement of which this prospectus forms a part. An amendment that increases the number of shares of Class A common stock that are authorized under the ESPP and certain other amendments will require the approval of our stockholders. The plan administrator may adopt subplans under the ESPP for employees of our non U.S. subsidiaries who may participate in the ESPP and may permit such employees to participate in the ESPP on different terms, to the extent permitted by applicable law.
Senior Executive Cash Incentive Bonus Plan
In April 2019, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.
Our compensation committee may select corporate performance goals from among but not limited to the following: achievement of cash flow (including, but not limited to, operating cash flow and Free Cash Flow); earnings before interest, taxes, depreciation, and amortization; net income (loss) (either before or after interest, taxes, depreciation, and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures, or promotion arrangements; operating income (loss);

return on capital, assets, equity, or investment; total stockholder returns; productivity; expense efficiency; margins; operating efficiency; working capital; earnings (loss) per share of our common stock; sales or market shares; revenue; corporate revenue; operating income and/or net annual recurring revenue, any of which may be (A) measured in absolute terms or compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or to results of a peer group, (D) measured against the market as a whole and/or as compared to applicable market indices, and/or (E) measured on a pre-tax or post-tax basis (if applicable).
Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and provides the compensation committee with discretion to adjust the size of the award as it deems appropriate to account for unforeseen factors beyond management’s control that affected corporate performance.
401(k) Plan
We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Code limits. We provide a matching contribution of 50% of employee contributions up to $4,000, which is 100% vested after one year of service. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements, and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since February 1, 2016 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•
any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Equity Financings
Series F and Series F-1 Convertible Preferred Stock Financing
On March 31, 2016, we sold an aggregate of 19,866,694 shares of our Series F convertible preferred stock at a purchase price of $7.802 per share, for an aggregate purchase price of $155.0 million and an aggregate of 6,793,130 shares of our Series F-1 convertible preferred stock at a purchase price of $7.802 per share, for an aggregate purchase price of $53.0 million, pursuant to our Series F and Series F-1 convertible preferred stock financing. The following table summarizes purchases of our Series F and Series F-1 convertible preferred stock by holders of more than 5% of our capital stock and their affiliated entities. None of our executive officers purchased shares of Series F or Series F-1 convertible preferred stock.

Stockholder	Shares of Series F Convertible Preferred Stock	Shares of Series F-1 Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Accel(1)	—	6,793,130	$53,000,000
Entities affiliated with Social Capital(2)	2,550,628	—	19,900,000
__________________

(1)
Consists of Accel Growth Fund III L.P., Accel Growth Fund III Strategic Partners L.P., Accel Growth Fund Investors 2014 L.L.C., Accel Investors 2013 L.L.C., Accel XI L.P., and Accel XI Strategic Partners L.P. Andrew Braccia, a member of our board of directors, is a partner at Accel.

(2)	Consists of The Social+Capital Partnership Opportunities Fund, L.P. Chamath Palihapitiya, a member of our board of directors, is the Chief Executive Officer of Social Capital.

Series G and Series G-1 Convertible Preferred Stock Financing
From October 2017 through December 2017, we sold an aggregate of 24,717,887 shares of our Series G convertible preferred stock at a purchase price of $9.305 per share, for an aggregate purchase price of $230.0 million and an aggregate of 2,149,382 shares of our Series G-1 convertible preferred stock at a purchase price of $9.305 per share, for an aggregate purchase price of $20.0 million, pursuant to our Series G and Series G-1 convertible preferred stock financing. The following table summarizes purchases of our Series G and Series G-1 convertible preferred stock by holders of more than 5% of our capital stock and their affiliated entities. None of our executive officers purchased shares of Series G or Series G-1 convertible preferred stock.

Stockholder	Shares of Series G Convertible Preferred Stock	Shares of Series G-1 Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Accel(1)	7,173,562	—	$66,749,994
Entities affiliated with Social Capital(2)	322,407	—	2,999,997
SoftBank Vision Fund (AIV M1) L.P.	14,454,593	—	134,499,988
__________________

(1)
Consists of Accel Growth Fund Investors 2016 L.L.C., Accel Growth Fund IV L.P., Accel Growth Fund IV Strategic Partners L.P., Accel Leaders Fund Investors 2016 L.L.C., and Accel Leaders Fund L.P. Andrew Braccia, a member of our board of directors, is a partner at Accel.

(2)
Consists of The Social+Capital Partnership III, L.P., for itself and as nominee for The Social+Capital Partnership Principals Fund III, L.P. Chamath Palihapitiya, a member of our board of directors, is the Chief Executive Officer of Social Capital.

Series G-2 Convertible Preferred Stock Financing
On November 22, 2017, we sold an aggregate of 17,241,379 shares of our Series G-2 convertible preferred stock at a purchase price of $8.70 per share, for an aggregate purchase price of $150.0 million, pursuant to our Series G-2 convertible preferred stock financing. The following table summarizes purchases of our Series G-2 convertible preferred stock by holders of more than 5% of our capital stock and their affiliated entities. None of our executive officers purchased shares of Series G-2 convertible preferred stock.

Stockholder	Shares of Series G-2 Convertible Preferred Stock	Total Purchase Price
SoftBank Vision Fund (AIV M1) L.P.	17,241,379	$149,999,997
Series G-3 Convertible Preferred Stock Financing
On December 29, 2017, we sold an aggregate of 1,464,680 shares of our Series G-3 convertible preferred stock at a purchase price of $8.70 per share, for an aggregate purchase price of $12.7 million, pursuant to our Series G-3 convertible preferred stock financing. The following table summarizes purchases of our Series G-3 convertible preferred stock by holders of more than 5% of our capital stock and their affiliated entities. None of our executive officers purchased shares of Series G-3 convertible preferred stock.

Stockholder	Shares of Series G-3 Convertible Preferred Stock	Total Purchase Price
SoftBank Vision Fund (AIV M1) L.P.	1,464,680	$12,742,716
Series H and Series H-1 Convertible Preferred Stock Financing
From August 2018 through September 2018, we sold an aggregate of 33,469,795 shares of our Series H convertible preferred stock at a purchase price of $11.9053 per share, for an aggregate purchase price of $398.5 million and an aggregate of 2,418,922 shares of our Series H-1 convertible preferred stock at a purchase price of $11.9053 per share, for an aggregate purchase price of $28.8 million, pursuant to our Series H and Series H-1 convertible preferred stock financing. The following table summarizes purchases of our Series H and Series H-1 convertible preferred stock by holders of more than 5% of our capital stock and their affiliated entities. None of our executive officers purchased shares of Series H and Series H-1 convertible preferred stock.

Stockholder	Shares of Series H Convertible Preferred Stock	Shares of Series H-1 Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Accel(1)	2,519,886	1,679,924	$49,999,998
SoftBank Vision Fund (AIV M1) L.P.	2,245,638	—	26,734,994
__________________

(1)
Consists of Accel Growth Fund Investors 2016 L.L.C., Accel Growth Fund IV L.P., Accel Growth Fund IV Strategic Partners L.P., Accel Investors 2013 L.L.C., Accel Leaders Fund Investors 2016 L.L.C., Accel Leaders Fund L.P., Accel XI L.P., and Accel XI Strategic Partners L.P. Andrew Braccia, a member of our board of directors, is a partner at Accel.

Stock Repurchases
November 2017
In November 2017, we repurchased an aggregate of 17,921,146 shares of our outstanding Class B common stock, Series A preferred stock, Series D preferred stock, Series D-1 preferred stock, and Series E preferred stock from our stockholders, at a purchase price of $8.37 per share, for an aggregate purchase price of $150.0 million, which we refer to as the November 2017 Repurchase. The following table summarizes our repurchases of capital stock from our directors and executive officers in the November 2017 Repurchase.

Stockholder	Title	Shares of Stock	Aggregate Purchase Price
Stewart Butterfield(1)	CEO, Director, Co-Founder	125,000	$1,046,250
Allen Shim(2)	CFO	48,000	401,760
Cal Henderson(3)	Chief Technology Officer, Co-Founder	1,077,497	9,018,650
__________________

(1)	Includes shares repurchased from Omnibus Land & Cattle Co. Ltd., an entity affiliated with Mr. Butterfield.

(2)	Shares were repurchased from The Shim-Park Family Revocable Trust.

(3)	Shares were repurchased from Cal Henderson and Rebecca Reeve Henderson, as Trustees of The Henderson Family Trust.

Third Party Tender Offers
September 2016
In August 2016, we entered into a participation agreement with Social Capital, a holder of more than 5% of our capital stock, and GGV Capital, pursuant to which we agreed to waive certain transfer restrictions in connection with a tender offer that such parties proposed to commence. In September 2016, these holders conducted a tender offer for shares of our outstanding common stock, Series A preferred stock, Series C preferred stock, and Series D-1 preferred stock from our stockholders and purchased an aggregate of 3,268,450 shares of our outstanding common stock and Series A preferred stock from our stockholders, at a purchase price of $7.41 per share, for an aggregate purchase price of $24.2 million, which we refer to as the September 2016 Third Party Tender. Social Capital purchased an aggregate of 2,178,967 shares of our outstanding common stock and Series A preferred stock for an aggregate purchase price of $16.1 million. The following table summarizes purchases of common stock from our executive officers in the September 2016 Third Party Tender.

Stockholder	Title	Shares of Common Stock	Aggregate Purchase Price
Allen Shim	CFO	93,699	$694,310
Omnibus Land & Cattle Co. Ltd.(1)		120,000	889,200
__________________

(1)	Omnibus Land & Cattle Co. Ltd. is an entity affiliated with Mr. Butterfield, our Chief Executive Officer, a director, and a co-founder.
Stock Transfers
November 2016
On November 18, 2016, entities affiliated with Andreessen Horowitz, a holder of more than 5% of our capital stock, purchased an aggregate of 674,291 shares of our outstanding common stock from Cal Henderson, one of our executive officers, at a purchase price of $7.41 per share, for an aggregate purchase price of $5.0 million.
April 2018
On April 30, 2018, SoftBank Vision Fund (AIV M1) L.P., a holder of more than 5% of our capital stock, purchased an aggregate of 1,205,454 shares of our outstanding Class B common stock from holders of our Class B common stock, at a purchase price of $8.37 per share, for an aggregate purchase price of $10.1 million, which we refer to as the April 2018 Stock Transfer. The following table summarizes purchases of Class B common stock from our directors and executive officers in the April 2018 Stock Transfer.

Stockholder	Title	Shares of Stock	Aggregate Purchase Price
Stewart Butterfield	CEO, Director, Co-Founder	150,000	$1,255,500
Investors’ Rights Agreement
We are party to an amended and restated investors’ rights agreement which provides, among other things, that certain holders of our capital stock, including entities affiliated with Accel, Andreessen Horowitz, Social Capital, and SoftBank, which each hold more than 5% of our outstanding capital stock, have the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Right of First Refusal
Pursuant to our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, including entities affiliated with Accel, Andreessen Horowitz, Social Capital, and SoftBank, which each hold more than 5% of our outstanding capital stock, and Mr. Butterfield, our Chief Executive Officer and a co-founder and director, we or our assignees have a right to purchase shares of our capital stock which certain stockholders propose to sell to other parties. This right will terminate upon the effectiveness of the registration statement of which this prospectus forms a part. Since July 31, 2014, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers. See the section titled “Principal and Registered Stockholders” for additional information regarding beneficial ownership of our capital stock.
Voting Agreement
We are party to a voting agreement under which certain holders of our capital stock, including entities affiliated with Accel, Andreessen Horowitz, Social Capital, and SoftBank, which each hold more than 5% of our outstanding capital stock, and Mr. Butterfield, our Chief Executive Officer and a co-founder and director, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.
Slack Fund L.L.C.
We are the manager of Slack Fund L.L.C., a Delaware limited liability company, or Slack Fund. We established and designed Slack Fund to fund companies that we believe are building the future of work through next-generation enterprise software, are solving problems for working teams by building on Slack and have potential for substantial contribution to Slack. Entities affiliated with Accel, Andreessen Horowitz, and Social Capital, each holders of more than 5% of our capital stock, are members of Slack Fund. The following table summarizes the contractual contribution of holders of more than 5% of our capital stock and their affiliated entities in Slack Fund. In addition, Mr. Butterfield, our Chief Executive Officer and a co-founder and director, serves on the investment committee of Slack Fund.

Stockholder	Subscription Amount	Amount Funded as of January 31, 2019
Entities affiliated with Accel(1)	$2,000,000	$1,360,000
Entities affiliated with Andreessen Horowitz(2)	$2,000,000	$1,360,000
Entities affiliated with Social Capital(3)	$2,000,000	$1,360,000
__________________

(1)
Consists of Accel X L.P., Accel X Strategic Partners L.P., Accel XI L.P., Accel XI Strategic Partners L.P., Accel Growth Fund III L.P., Accel Growth Fund III Strategic Partners L.P., Accel Growth Fund Investors 2014 L.L.C., Accel Investors 2009 L.L.C., and Accel Investors 2013 L.L.C. Andrew Braccia, a member of our board of directors, is a partner at Accel.

(2)
Consists of AH Parallel Fund IV, L.P. for itself and as nominee for AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B, L.P., and AH Parallel Fund IV-Q, L.P. John O’Farrell, a member of our board of directors, is a general partner at Andreessen Horowitz.

(3)
Consists of The Social+Capital Partnership III, L.P., for itself and as nominee for The Social+Capital Partnership Principals Fund III, L.P. Chamath Palihapitiya, a member of our board of directors, is the Chief Executive Officer of Social Capital.

Transactions with Square, Inc.
In September 2014, we entered into a Subscription Agreement with Square, Inc. for the use of Slack, which was renewed in 2016, 2017 and 2018. The 2017 renewal agreement for the use of Slack from September 2017 to September 2018 had a total contract value of $150,592. We recognized revenue of $144,760 from Square, Inc. in fiscal year 2018. The 2018 renewal agreement for the use of Slack from September 2018 to September 2019 has a total contract value of $230,400. We recognized revenue of $214,589 from Square, Inc. in fiscal year 2019. Sarah Friar joined our board of directors in March 2017 and previously served as the Chief Financial Officer of Square, Inc. from July 2012 to October 2018.

Transactions with Pacific Content
On February 10, 2015, we entered into a Consulting Agreement with Pacific Content Company Incorporated, as last amended on August 1, 2016, for the creation of branded podcast episodes for us. We paid Pacific Content Company Incorporated $820,762, $567,500, and $0 in fiscal years 2017, 2018, and 2019, respectively. The former domestic partner of Stewart Butterfield, our Chief Executive Officer, is the Co-Founder and a director of Pacific Content Company Incorporated.
Transactions with RSquared
On January 1, 2015, we entered into a Client Agreement with Rsquared Communication, Inc. and on November 1, 2017, we entered into a Supplier Services Agreement with Rsquared Communication, Inc., both for the provision of Rsquared Communication, Inc.’s communication and media relations services to us. We paid Rsquared Communication, Inc. $519,342, $413,932, and $78,000 in fiscal years 2017, 2018, and 2019, respectively. The wife of Cal Henderson, our Chief Technology Officer, is the Founder and Principal of Rsquared Communication, Inc.
Other Transactions
We have granted stock options, RSUs, and RSAs to our executive officers and certain of our directors. See the sections titled “Executive Compensation” and “Management—Non-Employee Director Compensation” for a description of these options, RSUs, and RSAs.
Jonathan O’Farrell, the son of John O’Farrell, one of our directors, is a non-executive employee and has served as an Associate Software Engineer with us since August 2017. Jonathan O’Farrell does not live in the same household as John O’Farrell.
Other than as described above under this section titled “Certain Relationships and Related Person Transactions,” since February 1, 2016, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.
Limitation of Liability and Indemnification of Officers and Directors
We expect to adopt an amended and restated certificate of incorporation, which will become effective shortly following the effectiveness of the registration statement of which this prospectus forms a part, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition, shortly following the effectiveness of the registration statement of which this prospectus forms a part, we expect to adopt amended and restated bylaws, which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included, or are included, in our amended and restated certificate of incorporation, amended and restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Policies and Procedures for Related Party Transactions
Our audit and risk committee charter provides that the audit and risk committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.
All of the transactions described above were approved by either the audit and risk committee or the disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third party.

PRINCIPAL AND REGISTERED STOCKHOLDERS
The following table sets forth:

•
certain information with respect to the beneficial ownership of our common stock as of April 30, 2019, for: (i) each of our executive officers; (ii) each of our directors; (iii) all of our directors and executive officers as a group; and (iv) each person known by us to be the beneficial owner of more than five percent of any class of our voting securities; and

•	the number of shares of common stock held by and registered for resale by means of this prospectus for the Registered Stockholders.
The Registered Stockholders include (i) our affiliates and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their shares of common stock from an affiliate or from us within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) the Exchange Act for a period of at least 90 days, and (ii) our non-executive officer service providers who acquired shares from us within the prior 12 months under Rule 701 and hold “restricted securities” (as defined in Rule 144 under the Securities Act). The Registered Stockholders may, or may not, elect to sell their shares of Class A common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the NYSE at prevailing market prices. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur. Prior to any sales of shares of Class A common stock, Registered Stockholders who hold Class B common stock must convert their shares of Class B common stock into shares of Class A common stock. See the section titled “Plan of Distribution.”
The listing and public trading of our Class A common stock on the NYSE will satisfy the performance vesting condition and result in the vesting and settlement of approximately               RSUs held by our current and former employees and other service providers. To fund the tax withholding and remittance obligations arising in connection with the RSUs that will vest and settle on that day, we expect that current and former employees will use a broker or brokers to sell a portion of such shares into the market on the first trading day. The proceeds of such sales will be remitted either to us or directly to the relevant taxing authorities, in either case, to be applied towards such tax obligations. Approximately               shares of our Class A common stock are expected to be sold throughout the first trading day in order to fund such tax amounts. The number of shares expected to be sold has been calculated using a percentage that is based on the estimated withholding tax rates for those employees with RSUs that will vest and settle on the first day of trading. Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders who hold Class B common stock may convert their shares of Class B common stock into Class A common stock at any time and the Registered Stockholders may sell all, some, or none of the shares of Class A common stock covered by this prospectus, we cannot determine the number of such shares of Class A common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of common stock that will be held by the Registered Stockholders, either as Class A common stock or Class B common stock, upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, shares of common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. The Registered Stockholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See the sections titled “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders.
After the effectiveness of the registration statement of which this prospectus forms a part, certain of the Registered Stockholders are entitled to registration rights with respect to their shares of Class B common stock, as described in the section titled “Description of Capital Stock—Registration Rights” at any time beginning 180 days after the date that the registration statement of which this prospectus forms a part is declared effective by the SEC.

We currently intend to use our reasonable efforts to keep the Registration Statement effective for a period of 90 days after the effectiveness of the Registration Statement. As a result, we have registered shares of Class A common stock and Class B common stock currently held by Registered Stockholders, as well as shares of Class B common stock of our affiliates that can vest and settle while the registration statement of which this prospectus forms a part is effective.
We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of the shares of Class A common stock by the Registered Stockholders. However, we have engaged financial advisors and associate financial advisors with respect to certain other matters relating to our listing. See the section titled “Plan of Distribution.”
We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of April 30, 2019 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person. We have deemed shares of our common stock subject to RSUs for which the service condition has been satisfied or would be satisfied within 60 days of April 30, 2019 to be outstanding and to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person. However, we did not deem these shares subject to stock options or RSUs outstanding for the purpose of computing the percentage ownership of any other person.
We have based percentage ownership of our common stock on 896,057 shares of our Class A common stock and 503,247,970 shares of our Class B common stock outstanding as of April 30, 2019, which includes 373,371,712 shares of Class B common stock resulting from the automatic conversion of all outstanding shares of our convertible preferred stock upon the effectiveness of the registration statement of which this prospectus forms a part, as if this conversion had occurred as of April 30, 2019.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Slack Technologies, Inc., 500 Howard St., San Francisco, California 94105.

	Shares Beneficially Owned						Percent of Total Voting Power	Shares of Class A Common Stock being Registered(1)
	Class A		Class B
	Shares Outstanding	%	Shares Outstanding	Shares that may be Acquired within 60 Days	Total	%
5% Stockholders:
Entities affiliated with Accel(2)	—	—	119,928,410	—	119,928,410	23.8%	23.8%	29,982,103
Entities affiliated with Andreessen Horowitz (3)	—	—	66,523,324	—	66,523,324	13.2%	13.2%	16,630,831
Entities affiliated with Social Capital(4)	—	—	50,853,362	—	50,853,362	10.1%	10.1%	12,713,341
Entities affiliated with SoftBank(5)	—	—	36,611,744	—	36,611,744	7.3%	7.3%	2,245,638
Executive Officers and Directors:
Stewart Butterfield(6)	—	—	41,619,937	915,204	42,535,141	8.4%	8.4%	11,048,386
Allen Shim(7)	—	—	1,989,105	754,780	2,743,885	*	*	1,322,706
Robert Frati(8)	—	—	—	564,935	564,935	*	*	635,565
Cal Henderson(9)	—	—	16,604,503	197,560	16,802,063	3.3%	3.3%	4,378,441
David Schellhase(10)	—	—	—	508,670	508,670	*	*	573,312
Tamar Yehoshua(11)			356,984	—	356,984	*	*	—
Andrew Braccia(12)	—	—	119,928,410	—	119,928,410	23.8%	23.8%	—
Edith Cooper(13)	—	—	—	85,446	85,446	*	*	102,535
Sarah Friar(14)	—	—	406,017	—	406,017	*	*	50,752
John O’Farrell(15)	—	—	—	—	—	—	—	—
Chamath Palihapitiya(16)	—	—	50,853,362	—	50,853,362	10.1%	10.1%	—
Graham Smith(17)	—	—	210,000	—	210,000	*	*	—
All executive officers and directors as a group (12 persons)(18)	—	—	231,968,318	3,026,595	234,994,913	46.4%	46.4%	18,111,697
Other Registered Stockholders:
Non-Executive Officer and Non-Director Service Providers Holding Common Stock(19)	—	—	10,392,465	11,263,544	21,656,009	4.2%	4.2%	5,546,922
All Other Registered Stockholders(20)	896,057	100%	67,778,940	—	67,778,940	13.5%	13.5%	31,722,568
__________________

*	Represents less than one percent (1%).

(1)
Registered shares also include, in the case of our executive officers, chief accounting officer and directors, (i) shares of Class B common stock subject to outstanding options that are exercisable as of September 30, 2019 and (ii) shares of Class B common stock subject to outstanding RSUs for which the service condition has been satisfied or would be satisfied as of September 30, 2019.

(2)
Consists of (i) 14,822,116 shares of Class B common stock held of record by Accel Growth Fund III L.P., (ii) 699,769 shares of Class B common stock held of record by Accel Growth Fund III Strategic Partners L.P., (iii) 981,989 shares of Class B common stock held of record by Accel Growth Fund Investors 2014 L.L.C., (iv) 233,298 shares of Class B common stock held of record by Accel Growth Fund Investors 2016 L.L.C., (v) 4,877,680 shares of Class B common stock held of record by Accel Growth Fund IV L.P., (vi) 27,749 shares of Class B common stock held of record by Accel Growth Fund IV Strategic Partners L.P., (vii) 2,753,490 shares of Class B common stock held of record by Accel Investors 2009 L.L.C., (viii) 1,550,384 shares of Class B common stock held of record by Accel Investors 2013 L.L.C., (ix) 207,696 shares of Class B common stock held of record by Accel Leaders Fund Investors 2016 L.L.C., (x) 4,347,025 shares of Class B common stock held of record by Accel Leaders Fund L.P., (xi) 68,584,320 shares of Class B common stock held of record by Accel X L.P., (xii) 5,147,490 shares of Class B common stock held of record by Accel X Strategic Partners L.P., (xiii) 14,598,564 shares of Class B common stock held of record by Accel XI L.P., and (xiv) 1,096,840 shares of Class B common stock held of record by Accel XI Strategic Partners L.P. Accel Growth Fund III Associates

L.L.C. is the general partner of each of Accel Growth Fund III L.P. and Accel Growth Fund III Strategic Partners L.P. (the “Accel Growth Fund III Entities”). The managing members of Accel Growth Fund III Associates L.L.C. are Andrew Braccia, Sameer Gandhi, Ping Li, Tracy Sedlock, Ryan Sweeney, and Richard Wong. Accel Growth Fund III Associates L.L.C. has sole voting and dispositive power with regard to the shares held by the Accel Growth Fund III Entities, and its managing members share such powers. The managing members of Accel Growth Fund Investors 2014 L.L.C. are Andrew Braccia, Sameer Gandhi, Ping Li, Tracy Sedlock, Ryan Sweeney, and Richard Wong, all of whom share voting and dispositive power with regard to the shares held by Accel Growth Fund Investors 2014 L.L.C. The managing member of Accel Growth Fund Investors 2016 L.L.C. are Andrew Braccia, Sameer Gandhi, Ping Li, Tracy Sedlock, Ryan Sweeney, and Richard Wong, all of whom share voting and dispositive power with regard to the shares held by Accel Growth Fund Investors 2016 L.L.C. Accel Growth Fund IV Associates L.L.C. is the general partner of each Accel Growth Fund IV L.P. and Accel Growth Fund IV Strategic Partners L.P. (the “Accel Growth Fund IV Entities”). The managing members of Accel Growth Fund IV Associates L.L.C. are Andrew Braccia, Sameer Gandhi, Ping Li, Tracy Sedlock, Ryan Sweeney, and Richard Wong. Accel Growth Fund IV Associates L.L.C. has sole voting and dispositive power with regard to the shares held by the Accel Growth Fund IV Entities, and its managing members share such powers. The managing member of Accel Investors 2009 L.L.C. are Andrew Braccia, Kevin Efrusy, Sameer Gandhi, Ping Li, Tracy Sedlock, and Richard Wong, all of whom share voting and dispositive power with regard to the shares held by Accel Investors 2009 L.L.C. The managing members of Accel Investors 2013 L.L.C. are Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, and Richard P. Wong, all of whom share voting and dispositive power with regard to the shares held by Accel Investors 2013 L.L.C. The managing members of Accel Leaders Funder Investors 2016 L.L.C. are Andrew Braccia, Sameer Gandhi, Ping Li, Tracy Sedlock, Ryan Sweeney, and Richard Wong, all of whom share voting and dispositive power with regard to the shares held by Accel Leaders Funder Investors 2016 L.L.C. Accel Leaders Fund Associates L.L.C. is the general partner of Accel Leaders Fund L.P. The managing members of Accel Leaders Fund Associates L.L.C. are Andrew Braccia, Sameer Gandhi, Ping Li, Tracy Sedlock, Ryan Sweeney, and Richard Wong. Accel Leaders Fund Associates L.L.C. has sole voting and dispositive power with regard to the shares held by the Accel Leaders Fund L.P. Accel X Associates L.L.C. is the general partner of each of Accel X L.P. and Accel X Strategic Partners L.P. (together, the “Accel X Entities”). The managing members of Accel X Associates L.L.C. are Andrew Braccia, Kevin Efrusy, Sameer Gandhi, Ping Li, Tracy Sedlock, and Richard P. Wong. Accel X Associates L.L.C. has sole voting and dispositive power with regard to the shares held by the Accel X Entities. Accel XI Associates L.L.C. is the general partner each of Accel XI L.P. and Accel XI Strategic Partners L.P. (together, the “Accel XI Entities”). The managing members of Accel XI Associates L.L.C. are Andrew Braccia, Sameer Gandhi, Ping Li, Tracy Sedlock, and Richard Wong. Accel XI Associates L.L.C. has sole voting and dispositive power with regard to the shares held by the Accel XI Entities. The address for each of these entities is 500 University Avenue, Palo Alto, CA 94301.

(3)
Consists of (i) 42,990 shares of Class B common stock held of record by a16z Seed-III, LLC (“a16z Seed”), (ii) 18,092,974 shares of Class B common stock held of record by AH Parallel Fund IV, L.P. for itself and as nominee for AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B, L.P., and AH Parallel Fund IV-Q, L.P. (collectively, the “AH Parallel Fund IV Entities”), and (iii) 48,387,360 shares of Class B common stock held of record by Andreessen Horowitz Fund I, L.P., as nominee for Andreessen Horowitz Fund I, L.P., Andreessen Horowitz Fund I-A, L.P., and Andreessen Horowitz Fund I-B, L.P. (collectively, the “AH Fund I Entities”). The shares held directly by a16z Seed are indirectly held by Andreessen Horowitz Fund III, L.P., Andreessen Horowitz Fund III-A, L.P., Andreessen Horowitz Fund III-B, L.P., and Andreessen Horowitz Fund III-Q, L.P. (collectively, the “AH Fund III Entities”), and the members of a16z Seed. AH Equity Partners III, L.L.C. (“AH EP III”), the general partner of the AH Fund III Entities, has sole voting and dispositive power with regard to the shares held by a16z Seed. The managing members of AH EP III are Marc Andreessen and Ben Horowitz. AH Equity Partners IV (Parallel), L.L.C. (“AH EP IV Parallel”), the general partner of the AH Parallel Fund IV Entities, has sole voting and dispositive power with regard to the shares held by the AH Parallel Fund IV Entities. The managing members of AH EP IV Parallel are Marc Andreessen and Ben Horowitz. AH Equity Partners I, L.L.C. (“AH EP I”), the general partner of the AH Fund I Entities, has sole voting and dispositive power with regard to the shares held by the AH Fund I Entities. The managing members of AH EP I are Marc Andreessen and Ben Horowitz. The address for each of these individuals and entities is 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(4)
Consists of (i) 43,290,060 shares of Class B common stock held of record by The Social+Capital Partnership II, L.P., for itself and as nominee for certain other individuals and entities, (ii) 2,501,374 shares of Class B common stock held of record by The Social+Capital Partnership III, L.P., for itself and as nominee for The Social+Capital Partnership Principals Fund III, L.P., and (iii) 5,061,928 shares of Class B common stock of record by The Social+Capital Partnership Opportunities Fund, L.P. The Social+Capital Partnership GP II, Ltd. is the general partner of The Social+Capital Partnership GP II, L.P., which is the general partner of The Social+Capital Partnership II, L.P. The sole member of The Social+Capital Partnership GP II, Ltd. is Social Capital Holdings Inc. The Social+Capital Partnership GP II, Ltd. has sole voting and dispositive power with regard to the shares held by The Social+Capital Partnership II, L.P. The Social+Capital Partnership GP III, Ltd. is the general partner of The Social+Capital Partnership GP III, L.P., which is the general partner of The Social+Capital Partnership III, L.P. The sole member of The Social+Capital Partnership GP III, Ltd. is Social Capital Holdings Inc. The Social+Capital Partnership GP III, Ltd. has sole voting and dispositive power with regard to the shares held by The Social+Capital Partnership III, L.P. The Social+Capital Partnership Opportunities Fund GP, Ltd. is the general partner of The Social+Capital Partnership Opportunities Fund GP, L.P., which is the general partner of The Social+Capital Partnership Opportunities Fund, L.P. The sole member of The Social+Capital Partnership Opportunities Fund GP, Ltd. is Social Capital Holdings Inc. The Social+Capital Partnership Opportunities Fund GP, Ltd. has sole voting and dispositive power with regard to the shares held by The Social+Capital Partnership Opportunities Fund, L.P. Chamath Palihapitiya is the Chief Executive Officer of Social Capital Holdings Inc. and holds voting and dispositive power over shares controlled by The Social+Capital Partnership GP II, Ltd., The Social+Capital Partnership GP III, Ltd., and The Social+Capital Partnership Opportunities Fund GP, Ltd. The address for each of these entities is c/o The Social+Capital Partnership, L.L.C. 120 Hawthorne Avenue, Palo Alto, CA 94301.

(5)
Consists of 36,611,744 shares of Class B common stock held of record by SoftBank Vision Fund (AIV M1) L.P. SoftBank Vision Fund (AIV M1) L.P. is managed by SB Investment Advisers (UK) Limited. Ruwan Weerasekera is a Director of SB Investment Advisers (UK) Limited. SB Investment Advisers (UK) Limited has sole voting and dispositive power over the shares held by the SoftBank Vision Fund (AIV M1) L.P. The address of SoftBank Vision Fund (AIV M1) L.P. is c/o SB Investment Advisers (UK) Limited, 69 Grosvenor Street, London, W1K 3JP and c/o SB Investment Advisers (US), Inc., 1 Circle Star Way, 4F, San Carlos, CA 94070.

(6)
Consists of (i) 41,619,937 shares of Class B common stock, of which 1,610,183 are subject to repurchase by the company and (ii) 915,204 shares of Class B common stock subject to outstanding RSUs for which the service condition has been satisfied or would be satisfied within 60 days of April 30, 2019.

(7)
Consists of (i) 240,000 shares of Class B common stock, (ii) 1,749,105 shares of Class B common stock held of record by the Shim-Park Family Revocable Trust, of which 24,033 are subject to repurchase by the company, (iii) 351,855 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of April 30, 2019, and (iv) 402,925 shares of Class B common stock subject to outstanding RSUs for which the service condition has been satisfied or would be satisfied within 60 days of April 30, 2019.

(8)
Consists of (i) 560,185 shares of Class B common stock subject to outstanding RSUs for which the service condition has been satisfied or would be satisfied within 60 days of April 30, 2019 and (ii) 4,750 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of April 30, 2019.

(9)
Consists of (i) 16,604,503 shares of Class B common stock held of record by Cal Henderson and Rebecca Reeve Henderson, Trustees of The Henderson Family Trust, (ii) 194,130 shares of Class B common stock subject to outstanding RSUs for which the service condition has been satisfied or would be satisfied within 60 days of April 30, 2019, and (iii) 3,250 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of April 30, 2019.

(10)
Consists of (i) 505,170 shares of Class B common stock subject to outstanding RSUs for which the service condition has been satisfied or would be satisfied within 60 days of April 30, 2019 and (ii) 3,500 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of April 30, 2019.

(11)
Consists of (i) 356,984 shares of Class B common stock, all of which are subject to repurchase by the company and (ii) 0 shares of Class B common stock subject to outstanding RSUs for which the service condition has been satisfied or would be satisfied within 60 days of April 30, 2019.

(12)	Consists of shares held by the entities affiliated with Accel identified in footnote 1.

(13)	Consists of 85,446 shares of Class B common stock subject to outstanding RSUs for which the service condition has been satisfied or would be satisfied within 60 days of April 30, 2019.

(14)
Consists of (i) 228,385 shares of Class B common stock held of record by Sarah J. Friar, as Trustee of the David Riley and Sarah Friar Revocable Trust Dated August 11, 2006, of which 203,009 are subject to repurchase by the company and (ii) 177,632 shares of Class B common stock held of record by Sarah Friar 2019 Grantor Retained Annuity Trust Dated February 1, 2019, of which none are subject to repurchase by the company.

(15)
Excludes shares listed in footnote 2 above owned by entities affiliated with Andreessen Horowitz. Mr. O’Farrell, one of our directors, is a non-managing member of these entities and does not have voting or dispositive power over such shares.

(16)	Consists of shares held by the entities affiliated with Social Capital identified in footnote 3.

(17)	Consists of 210,000 shares of Class B common stock, all of which are subject to repurchase by the company.

(18)
Consists of (i) 234,994,913 shares of Class B common stock beneficially owned by our current directors and executive officers, of which 2,404,209 are subject to repurchase by the company, (ii) 363,355 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of April 30, 2019, and (iii) 2,663,240 shares of Class B common stock subject to outstanding RSUs for which the service condition has been satisfied or would be satisfied within 60 days of April 30, 2019.

(19)
Consists of (i) 10,392,465 shares of Class B common stock beneficially owned by such other Registered Stockholders, of which 103,088 are subject to repurchase by the company, (ii) 4,883,608 shares of common stock subject to outstanding options that are exercisable within 60 days of April 30, 2019, and (iii) 6,379,936 shares of common stock subject to outstanding RSUs for which the service condition has been satisfied or would be satisfied within 60 days of April 30, 2019.

(20)	Consists of (i) 896,057 shares of Class A common stock and (ii) 67,778,940 shares of Class B common stock.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes the most important terms of our capital stock, as they are expected to be in effect shortly following the effectiveness of the registration statement of which this prospectus forms a part. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this registration, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and our amended and restated investor rights’ agreement, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Shortly following the effectiveness of the registration statement of which this prospectus forms a part, our authorized capital stock will consist of:

•	5,000,000,000 shares of Class A common stock, $0.0001 par value per share,

•	700,000,000 shares of Class B common stock, $0.0001 par value per share, and

•	100,000,000 shares of undesignated preferred stock, $0.0001 par value per share.
Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our Class B common stock, which will occur upon the effectiveness of the registration statement of which this prospectus forms a part, as of January 31, 2019, there were 896,057 outstanding shares of Class A common stock and 500,048,944 shares of our Class B common stock outstanding, held by 435 stockholders of record, and no shares of our convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our capital stock.
Class A Common Stock and Class B Common Stock
We have two classes of authorized common stock, Class A common stock and Class B common stock. All outstanding shares of our convertible preferred stock will be converted into shares of our Class B common stock. In addition, any options to purchase shares of our capital stock outstanding prior to the effectiveness of the registration statement of which this prospectus forms a part are eligible to be settled in or exercisable for shares of our Class B common stock.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A common stock and Class B common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy.”

Voting Rights
Holders of our Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to 10 votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•
if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•
if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation and amended and restated bylaws will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Our amended and restated certificate of incorporation will not provide for cumulative voting for the election of directors.
Conversion
Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) any transfer, whether or not for value, which occurs after the effectiveness of the registration statement of which this prospectus forms a part, except for certain permitted transfers, described in the paragraph that immediately follows this paragraph and further described in our amended and restated certificate of incorporation, or (ii), in the case of a stockholder who is a natural person, the death or incapacity of such stockholder. Once converted into Class A common stock, the Class B common stock will not be reissued.
The following transfers of Class B common stock will not trigger an automatic conversion of such stock to Class A common stock: (i) a transfer by a holder of Class B common stock to any of such holder’s affiliates with the prior written approval of the Company; (ii) a transfer by a holder of Class B common stock to any of the persons or entities listed in clauses (A) through (G) below (each, a “Permitted Transferee”) and from any such Permitted Transferee back to such holder of Class B common stock and/or any other Permitted Transferee established by or for such holder of Class B common stock: (A) to any family member of such holder of Class B common stock, including a spouse, domestic partner, parent, grandparent, lineal descendant (which includes a descendant adopted as a minor), sibling or lineal descendant of a sibling; (B) to a trust for the benefit of the holder of Class B common stock or over which such holder of Class B common stock or its family members retain sole dispositive power and voting control, provided the holder of Class B common stock does not receive consideration in exchange for the transfer (other than as a settlor or beneficiary of such trust); (C) to a trust under the terms of which such holder of Class B common stock has retained a “qualified interest” within the meaning of §2702(b)(1) of the Internal Revenue Code and/or a reversionary interest so long as the holder of Class B common stock and/or family members of such holder of Class B common stock retain sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held by such trust; (D) to an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such holder of Class B common stock is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code, so long as such holder of Class B common stock retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held in such account, plan or trust; (E) to a corporation, partnership or limited liability company in which such holder of Class B common stock and/or family members of such holder of Class B common stock directly, or indirectly, retain sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held by such corporation, partnership or limited liability company; (F) to another holder of Class B common stock; or (G) to an affiliate of a holder of Class B common stock, provided that the person or entity holding sole dispositive power and exclusive voting control with respect to the shares of Class B common stock being transferred retains, directly or indirectly, sole dispositive power and exclusive voting control with respect to the shares following such transfer.
Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon the date specified by affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Class B common stock, voting as a single class.
All outstanding shares of Class A common stock and Class B common stock will convert automatically into shares of a single class of common stock on the earlier of the date that is ten years from the date of this prospectus or the date the holders of at least two-thirds of our Class B common stock elect to convert the Class B common stock to Class A common stock. The purpose of this provision is to ensure that following such conversion, each share of common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into a single class of common stock, the Class A common stock and Class B common stock may not be reissued. See the section titled “Risk Factors—Risks Related to Ownership of Our Class A Common Stock—The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the listing of our Class A common stock on the NYSE, including our directors, executive officers and their respective affiliates, who will hold in the aggregate          % of the voting power of our capital stock upon the effectiveness of the registration statement of which this prospectus forms a part. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.” for a description of the risks related to the dual class structure of our common stock.
No Preemptive or Similar Rights
Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion (except as noted above), redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully Paid and Non-Assessable
All of the outstanding shares of our Class A common stock and Class B common stock are fully paid and non-assessable.
Preferred Stock
Shortly following the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A common stock and Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.
Options
As of January 31, 2019, we had outstanding options to purchase an aggregate of 18,405,776 shares of our Class B common stock, with a weighted-average exercise price of $0.9428 per share, pursuant to our 2009 Plan.
Restricted Stock Units
As of January 31, 2019, we had outstanding RSUs representing 63,113,635 shares of our Class B common stock, issued pursuant to our 2009 Plan.
Registration Rights
After the effectiveness of the registration statement of which this prospectus forms a part, certain holders of our Class B common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our amended and restated investors’ rights agreement, or the IRA, dated as of May 9, 2019. We, along with certain holders of our convertible preferred stock are parties to the IRA. The registration rights set forth in the IRA will expire five years following the effectiveness of the registration statement of which this prospectus forms a part, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144(b)(1)(i) of the Securities Act or holds 1% or less of our common stock and is able to sell all of its Registrable Securities, as defined in the IRA, without registration pursuant to Rule 144 of the Securities Act during any three-month period. We will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.
Demand Registration Rights
After the effectiveness of the registration statement of which this prospectus forms a part, the holders of approximately 372,136,712 shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning six months after the effectiveness of the registration statement of which this prospectus forms a part, the holders of at least 25% of these shares then outstanding can request that we register the offer and sale of their shares. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of and ending on a date 180 days following the effectiveness of a registration statement relating to our Class A common stock.
Piggyback Registration Rights
After the effectiveness of the registration statement of which this prospectus forms a part, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock, the holders of up to approximately 372,136,712 shares of our Class B common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related solely to a company stock plan, (2) a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, or (4) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights
After the effectiveness of the registration statement of which this prospectus forms a part, the holders of up to approximately 372,136,712 shares of our Class B common stock will be entitled to certain Form S-3 registration rights. The holders of at least 25% of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $5.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.
Anti-Takeover Provisions
The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•
Dual Class Stock. As described above in the subsection titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will continue to provide for a dual class common stock structure, which will provide our founders, current investors, executives, and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company of its assets.

•
Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and promote continuity of management.

•
Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors.”

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Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors, or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

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No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

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Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding common stock.

•
Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

•
Exclusive Forum. Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a breach of a fiduciary duty, (3) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) any action asserting a claim against us that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Nothing in our amended and restated bylaws will preclude stockholders that assert claims under the Securities Act from bringing such claims in state or federal court, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar
Upon the effectiveness of the registration statement of which this prospectus forms a part, the transfer agent and registrar for our Class A common stock and Class B common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royal Street, Canton, MA 02021.
Listing
We have been approved to list our Class A common stock on the NYSE under the symbol “WORK.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to the listing of our Class A common stock on the NYSE, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our Class A common stock in the public market following our listing on the NYSE, or the perception that such sales could occur, could adversely affect the public price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholder may, or may not, elect to sell its shares of Class A common stock or the prices at which any such sales may occur. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time.
Upon the effectiveness of the registration statement of which this prospectus forms a part, based on the number of shares of our capital stock outstanding as of January 31, 2019, we will have a total of 896,057 shares of our Class A common stock and 500,048,944 shares of our Class B common stock outstanding, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into 373,371,712 shares of our Class B common stock immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.
Shares of our Class A common stock and Class B common stock will be deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Following the listing of our Class A common stock on the NYSE, shares of our Class A common stock may be sold either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.
As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of common stock for a period of at least one year will be able to sell their shares of Class A common stock under Rule 144, which is expected to include approximately          shares of common stock immediately after our registration.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701
Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Registration Rights
Pursuant to our amended and restated investors’ rights agreement, the holders of up to 372,136,712 shares of our Class B common stock (including shares issuable upon the conversion of our outstanding convertible preferred stock immediately prior to the effectiveness of the registration statement of which this prospectus forms a part), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.
Registration Statement on Form S-8
We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our Class A common stock and Class B common stock issuable or reserved for issuance under our 2009 Plan, our 2019 Plan, and our 2019 ESPP. Shares covered by such registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations and vesting restrictions. As of January 31, 2019, RSUs and options to purchase a total of 81,519,411 shares of our Class B common stock pursuant to our 2009 Plan were outstanding and no options or other equity awards were outstanding or exercisable under our 2019 Plan.

SALE PRICE HISTORY OF OUR CAPITAL STOCK
We have been approved to list our Class A common stock on the NYSE. Prior to the initial listing, no public market existed for our Class A common stock. However, our Class B common stock (on an as converted basis) has a history of trading in private transactions. The table below shows the high and low sales prices for our Class B common stock (on an as converted basis) in private transactions by our stockholders, for the indicated periods, based on information available to us. As of April 30, 2019, there have been no sales of our Class A common stock. While the DMM, in consultation with our financing advisors, is expected to consider this information in connection with setting the opening public price of our Class A common stock, this information may, however, have little or no relation to broader market demand for our Class A common stock and thus the opening public price and subsequent public price of our Class A common stock on the NYSE. As a result, you should not place undue reliance on these historical private sales prices as they may differ materially from the opening public price and subsequent public price of our Class A common stock on the NYSE. See the section titled “Risk Factors—Risks Related to Ownership of Our Class A Common Stock—The public price of our Class A common stock, upon listing on the NYSE, may have little or no relationship to the historical sales prices of our capital stock in private transactions.”

	Per Share Sale Price		Number of Shares Sold in the Period	Number of Shares Outstanding (Period End)
	High	Low
Annual
Year ended January 31, 2019	$23.41	$8.37	9,382,888	500,945,001
Quarterly
Year ended January 31, 2019
First Quarter	$8.37	$8.37	1,205,454	458,259,049
Second Quarter	$15.50	$14.00	312,104	460,744,948
Third Quarter	$13.79	$10.71	6,048,141	499,263,366
Fourth Quarter	$23.41	$17.25	1,817,189	500,945,001
Year ended January 31, 2020
First Quarter	$27.25	$21.00	4,384,104	504,144,027
Monthly
Year Ended January 31, 2019
July	$—	$—	—	460,744,948
August	$10.71	$10.71	4,185,501	494,056,811
September	$11.91	$11.91	1,548,640	497,210,557
October	$13.79	$13.79	314,000	499,263,366
November	$22.00	$22.00	75,000	499,315,136
December	$22.00	$17.25	154,500	499,806,957
January	$23.41	$21.00	1,587,689	500,945,001
Year Ended January 31, 2020
February	$22.00	$22.00	210,000	501,542,049
March	$26.00	$21.00	2,374,376	502,136,716
April	$27.25	$25.00	1,799,728	504,144,027

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of the material U.S. federal income and estate tax consequences relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

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a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a United States person under applicable U.S. Treasury Regulations.

A modified definition of “non-U.S. holder” applies for U.S. federal estate tax purposes (as discussed below).
This discussion is based on current provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rulings, and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.
We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of state, local, or non-U.S. taxes, alternative minimum tax, or U.S. federal taxes other than income and estate taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	banks;

•	insurance companies;

•	tax-exempt organizations;

•	other financial institutions;

•	brokers or dealers in securities;

•	pension plans;

•	tax-qualified retirement plans;

•	governmental organizations;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security, or other integrated investment;

•	certain U.S. expatriates;

•	persons who have elected to mark securities to market;

•	persons subject to the unearned income Medicare contribution tax;

•	persons that elect to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our common stock; or

•	persons that acquire our common stock as compensation for services.
In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are “pass-throughs” for U.S. federal income tax purposes or persons who hold their common stock through partnerships or other entities that are “pass-throughs” for U.S. federal income tax purposes. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner, the activities of the partner and the partnership, and certain determinations made at the partner level. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her, or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other “pass-through” entity, as applicable.
Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding, and disposing of our common stock.
Distributions on our Common Stock
We have never declared or paid any cash dividend on our capital stock, and do not expect to pay any dividends in the foreseeable future. See the section titled “Dividend Policy.” However, in the event that we do pay distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange, or Other Taxable Disposition of Common Stock.”
Subject to the discussion of effectively connected income below and the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act”, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we or another withholding agent apply over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.
A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide a properly executed original and unexpired IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional

“branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.
Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.
Gain on Sale, Exchange, or Other Taxable Disposition of Common Stock
Subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange, or other taxable disposition of our common stock unless:

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the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

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the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•
we are or were a “U.S. real property holding corporation” during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we have not been and are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding
We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise establishes an exemption.
Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.
Foreign Account Tax Compliance Act
Legislation commonly referred to as the Foreign Account Tax Compliance Act and associated guidance, or collectively, FATCA, generally imposes a 30% withholding tax on any “withholdable payment” (as defined below) to a “foreign financial institution” (as defined in the Code), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or another applicable exception applies or such institution is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. FATCA also generally imposes a 30% withholding tax on any “withholdable payment” (as defined below) to a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity (which generally includes any United States person who directly or indirectly owns more than 10% of the entity), if any, or another applicable exception applies or such entity is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.
Under final regulations and other current guidance, “withholdable payments” currently include dividends on our common stock. While withholding under FATCA would have applied also to the gross proceeds of a disposition of our common stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. The FATCA withholding tax will apply regardless of whether a payment would otherwise be exempt from or not subject to U.S. nonresident withholding tax (e.g., as capital gain).
Federal Estate Tax
Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.
The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

PLAN OF DISTRIBUTION
The Registered Stockholders may sell their shares of Class A common stock covered hereby pursuant to brokerage transactions on the NYSE, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the shares of Class A common stock are listed for trading. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of Class A common stock by the Registered Stockholders, except we have engaged financial advisors and associate financial advisors with respect to certain other matters relating to our listing, as further described below. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of Class A common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of Class A common stock covered by this prospectus.
We will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly-traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.
We have engaged Goldman Sachs, Morgan Stanley, and Allen & Company as our financial advisors to advise and assist us with respect to certain matters relating to our listing, including defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part and the listing of our Class A common stock on the NYSE, the preparation of the registration statement of which this prospectus forms a part, and the preparation of investor communications and presentations in connection with investor education, and to be available to consult with the DMM who will be setting the opening public price of our Class A common stock on the NYSE. However, the financial advisors have not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Class A common stock in consultation with us, except as described herein with respect to consultation with the DMM on the opening public price in accordance with NYSE rules. We have also engaged Credit Suisse Securities (USA) LLC, Barclays Capital Inc., Citigroup Global Markets Inc., RBC Capital Markets, LLC, KeyBanc Capital Markets Inc., Canaccord Genuity LLC, and William Blair & Company, L.L.C. as our associate financial advisors to advise and assist us with respect to certain matters relating to our listing, including the preparation of the registration statement of which this prospectus forms a part and the preparation of investor communications and presentations in connection with investor education. However, the associate financial advisors have not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Class A common stock in consultation with us.
The DMM, acting pursuant to its obligations under the rules of the NYSE, is responsible for facilitating an orderly market for our Class A common stock. Based on information provided to the NYSE, the opening public price of our Class A common stock on the NYSE will be determined by buy and sell orders collected by the NYSE from various broker-dealers and will be set based on the DMM’s determination of where buy orders can be matched with sell orders at a single price. On the NYSE, buy orders priced equal to or higher than the opening public price and sell orders priced lower than or equal to the opening public price will participate in that opening trade. In accordance with NYSE rules because there has not been a recent sustained history of trading in our common stock in a private placement market prior to listing, the DMM will consult with Morgan Stanley and our other financial advisors, in order for the DMM to effect a fair and orderly opening of our Class A common stock on the NYSE, without coordination with us, consistent with the federal securities laws in connection with our direct listing. Pursuant to such NYSE rules, and based upon information known to it at that time, Morgan Stanley and our other financial advisors are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding common stock and pre-listing selling and buying interest in our Class A common stock that they become aware of from potential investors and holders of our Class A common stock, including after consultation with certain institutional investors (which may include certain of the Registered Holders, other than the RSU holders), in each case, without coordination with us. Morgan Stanley and certain of our other financial advisors, in their capacity as financial advisors to the Company, and who are available to consult with the DMM in accordance with NYSE rules, are expected to provide the DMM with our fair value per share, as determined by our most recently completed independent common stock valuation report, dated as of May 15, 2019, which was $ per share of Class A common stock and Class B common stock. The common stock valuation report was prepared by an independent third party on behalf of the Company, and no financial advisor or associate financial advisor participated in the preparation of such report. The DMM, in consultation with Morgan Stanley and our other financial advisors, is also expected to consider the information in the section titled “Sale Price History of our Capital Stock.”
Similar to how a security being offered in an underwritten initial public offering would open on the first day of trading, before the opening public price of our Class A common stock is determined, the DMM may publish one or more pre-opening indications, which provides the market with a price range of where the DMM anticipates the opening public price will be, based on the buy and sell orders entered on the NYSE. The pre-opening indications will be available on the consolidated tape and NYSE market data feeds. As part of this opening process, the DMM will continue to update the pre-opening indication until the buy and sell orders reach equilibrium and can be priced by offsetting one another to determine the opening public price of our Class A common stock.
In connection with the process described above, a DMM in a direct listing may have less information available to it to determine the opening public price of our Class A common stock than a DMM would in an underwritten initial public offering. For example, because our financial advisors are not acting as underwriters, they will not have engaged in a book building process, and as a result, they will not be able to provide input to the DMM that is based on or informed by that process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of Class A common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, the public price of our Class A common stock may be more volatile than in an underwritten initial public offering and could, upon listing on the NYSE, decline significantly and rapidly. See the section titled “Risk Factors—Risks Related to Ownership of Our Class A Common Stock.”
In addition to sales made pursuant to this prospectus, the shares of Class A common stock covered by this prospectus may be sold by the Registered Stockholders in private transactions exempt from the registration requirements of the Securities Act.
Under the securities laws of some states, shares of Class A common stock may be sold in such states only through registered or licensed brokers or dealers.
If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of Class A common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from such Registered Stockholder or commissions from purchasers of the shares of Class A common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions, or commissions as to particular broker-dealers may be in excess of those customary in the types of transactions involved).

LEGAL MATTERS
Our principal legal advisor is Goodwin Procter LLP, San Francisco, California. Latham & Watkins LLP is legal advisor to the financial advisors and associate financial advisors.
EXPERTS
The consolidated financial statements of Slack Technologies, Inc. and subsidiaries as of January 31, 2018 and 2019, and for each of the years in the three-year period ended January 31, 2019, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, our independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.slack.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Slack Technologies, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Slack Technologies, Inc. and subsidiaries (the Company) as of January 31, 2018 and 2019, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three‑year period ended January 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended January 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP
We have served as the Company’s auditor since 2015.
San Francisco, California
April 3, 2019

SLACK TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	As of January 31,		Pro Forma January 31, 2019
	2018	2019
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$120,463	$180,770
Marketable securities	428,298	660,301
Accounts receivable, net	37,209	87,438
Prepaid expenses and other current assets	25,954	54,213
Total current assets	611,924	982,722
Restricted cash	17,600	20,490
Strategic investments	7,623	12,334
Property and equipment, net	42,997	88,359
Intangible assets, net	—	15,203
Goodwill	8,653	48,598
Other assets	8,983	31,250
Total assets	$697,780	$1,198,956
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,056	$16,613
Accrued compensation and benefits	23,647	46,151
Accrued expenses and other current liabilities	15,510	29,809
Deferred revenue	125,453	239,825
Total current liabilities	171,666	332,398
Deferred revenue, noncurrent	—	2,048
Other liabilities	6,826	22,904
Total liabilities	178,492	357,350
Commitments and contingencies (Note 8)
Stockholders’ equity:
Convertible preferred stock, $0.0001 par value: 346,237 and 390,589 shares authorized; 337,483 and 373,372 shares issued and outstanding; liquidation preference of $962,659 and $1,389,925 as of January 31, 2018 and 2019, respectively; no shares outstanding as of January 31, 2019, pro forma (unaudited)	965,221	1,392,101	$—
Common stock, $0.0001 par value: 1,150,785 and 1,310,000 shares authorized; Class A common stock - 575,000 and 660,000 shares authorized as of January 31, 2018 and 2019, respectively, 0 and 896 shares issued and outstanding as of January 31, 2018 and 2019, respectively, and 896 shares outstanding as of January 31, 2019, pro forma; Class B common stock - 575,785 and 650,000 shares authorized as of January 31, 2018 and 2019, respectively, 119,735 and 126,677 shares issued and outstanding as of January 31, 2018 and 2019, respectively, and 522,437 shares outstanding as of January 31, 2019, pro forma (unaudited)
	12	13	52
Additional paid-in-capital	71,885	105,633	1,655,190
Accumulated other comprehensive loss	(1,089)	(498)	(498)
Accumulated deficit	(524,880)	(665,563)	(823,058)
Total Slack Technologies, Inc. stockholders’ equity	511,149	831,686	831,686
Noncontrolling interest	8,139	9,920	9,920
Total stockholders’ equity	519,288	841,606	$841,606
Total liabilities and stockholders’ equity	$697,780	$1,198,956
See accompanying notes to consolidated financial statements.

SLACK TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended January 31,
	2017	2018	2019
Revenue	$105,153	$220,544	$400,552
Cost of revenue	15,517	26,364	51,301
Gross profit	89,636	194,180	349,251
Operating expenses:
Research and development	96,678	141,350	157,538
Sales and marketing	104,006	140,188	233,191
General and administrative	37,455	56,493	112,730
Total operating expenses	238,139	338,031	503,459
Loss from operations	(148,503)	(143,851)	(154,208)
Other income (expense), net	1,749	4,581	16,146
Loss before income taxes	(146,754)	(139,270)	(138,062)
Provision for income taxes	155	793	840
Net loss	(146,909)	(140,063)	(138,902)
Net income (loss) attributable to noncontrolling interest	(45)	22	1,781
Net loss attributable to Slack	(146,864)	(140,085)	(140,683)
Less: Deemed dividends to preferred stockholders	—	40,883	—
Net loss attributable to Slack common stockholders	$(146,864)	$(180,968)	$(140,683)
Basic and diluted net loss per share:
Net loss per share attributable to Slack common stockholders, basic and diluted	$(1.28)	$(1.47)	$(1.16)
Weighted-average shares used in computing net loss per share attributable to Slack common stockholders, basic and diluted	114,887	122,865	121,732
Pro forma net loss per share attributable to Slack common stockholders, basic and diluted (unaudited)			$(0.27)
Weighted-average shares used in computing pro forma net loss per share attributable to Slack common stockholders, basic and diluted (unaudited)			517,493
See accompanying notes to consolidated financial statements.

SLACK TECHNOLOGIES, INC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended January 31,
	2017	2018	2019
Net loss	$(146,909)	$(140,063)	$(138,902)
Other comprehensive loss, net of tax:
Change in unrealized losses on marketable securities	(153)	(677)	591
Other comprehensive loss, net of tax	(153)	(677)	591
Comprehensive loss	(147,062)	(140,740)	(138,311)
Comprehensive income (loss) attributable to noncontrolling interest	(45)	22	1,781
Comprehensive loss attributable to Slack	$(147,017)	$(140,762)	$(140,092)
See accompanying notes to consolidated financial statements.

SLACK TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In-Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at January 31, 2016	274,537	$381,812	120,454	$12	$13,760	$(259)	$(153,950)	$2,402	$243,777
Exercise of stock options	—	—	6,215	1	4,012	—	—	—	4,013
Vesting of early exercised stock options	—	—	—	—	572	—	—	—	572
Issuance of restricted stock awards (RSAs)	—	—	1,135	—	—	—	—	—	—
Cancellation of restricted stock awards (RSAs)	—	—	(465)	—	—	—	—	—	—
Issuance of series F convertible preferred stock, net of issuance cost	19,867	154,957	—	—	—	—	—	—	154,957
Issuance of series F-1 convertible preferred stock, net of issuance cost	6,793	52,940	—	—	—	—	—	—	52,940
Capital contributions from noncontrolling interest holders	—	—	—	—	—	—	—	5,760	5,760
Repurchase of common stock	—	—	(1,661)	—	(6)	—	(4,297)	—	(4,303)
Stock-based compensation	—	—	—	—	42,428	—	—	—	42,428
Unrealized loss on short-term marketable securities	—	—	—	—	—	(153)	—	—	(153)
Net loss	—	—	—	—	—	—	(146,864)	(45)	(146,909)
Balance at January 31, 2017	301,197	589,709	125,678	13	60,766	(412)	(305,111)	8,117	353,082
Exercise of stock options	—	—	3,662	—	3,634	—	—	—	3,634
Vesting of early exercised stock options	—	—	—	—	480	—	—	—	480
Issuance of series G convertible preferred stock, net of issuance cost	24,718	229,648	—	—	—	—	—	—	229,648
Issuance of series G-1 convertible preferred stock, net of issuance cost	2,149	20,000	—	—	—	—	—	—	20,000
Issuance of series G-2 convertible preferred stock, net of issuance cost	17,241	150,000	—	—	—	—	—	—	150,000
Issuance of series G-3 convertible preferred stock, net of issuance cost	1,465	12,714	—	—	—	—	—	—	12,714
Repurchase of Class B common stock	—	—	(9,605)	(1)	(1,704)	—	(38,801)	—	(40,506)
Repurchase of series A convertible preferred stock	(458)	(44)	—	—	—	—	(3,787)	—	(3,831)
Repurchase of series D convertible preferred stock	(4,568)	(11,650)	—	—	—	—	(26,589)	—	(38,239)
Repurchase of series D-1 convertible preferred stock	(75)	(156)	—	—	—	—	(474)	—	(630)
Repurchase of series E convertible preferred stock	(4,186)	(25,000)	—	—	—	—	(10,033)	—	(35,033)
Unrealized loss on short-term marketable securities	—	—	—	—	—	(677)	—	—	(677)
Stock-based compensation	—	—	—	—	8,709	—	—	—	8,709
Net income (loss)	—	—	—	—	—	—	(140,085)	22	(140,063)
Balance at January 31, 2018	337,483	965,221	119,735	12	71,885	(1,089)	(524,880)	8,139	519,288
Exercise of stock options	—	—	4,888	1	4,166	—	—	—	4,167
Vesting of early exercised stock options	—	—	—	—	366	—	—	—	366
Issuance of Series H preferred stock, net of issuance cost	33,470	398,082	—	—	—	—	—	—	398,082
Issuance of Series H-1 preferred stock	2,419	28,798	—	—	—	—	—	—	28,798
Issuance of restricted stock awards (RSAs)	—	—	2,197	—	—	—	—	—	—
Issuance of Class A common stock to a third party	—	—	900	—	6,084	—	—	—	6,084
Cancellation of restricted stock awards (RSAs)	—	—	(19)	—	—	—	—	—	—
Repurchase of early exercised stock options	—	—	(128)	—	—	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—	—	591	—	—	591
Stock-based compensation	—	—	—	—	23,132	—	—	—	23,132
Net income (loss)	—	—	—	—	—	—	(140,683)	1,781	(138,902)
Balance at January 31, 2019	373,372	$1,392,101	127,573	$13	$105,633	$(498)	$(665,563)	$9,920	$841,606
See accompanying notes to consolidated financial statements.

SLACK TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended January 31,
	2017	2018	2019
Cash flows from operating activities:
Net loss	$(146,909)	$(140,063)	$(138,902)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,787	14,320	16,816
Loss on disposal of property and equipment	25	—	2,281
Stock-based compensation	42,058	8,709	23,132
Amortization of deferred contract acquisition costs	13	611	3,154
Net amortization of bond premium (discount) debt securities available for sale	2,163	1,352	(3,057)
Change in fair value of strategic investments	73	(27)	(3,701)
Other non-cash charges	145	366	546
Changes in operating assets and liabilities:
Accounts receivable	(12,030)	(21,964)	(50,305)
Prepaid expenses and other assets	(31,555)	6,362	(53,072)
Accounts payable	(1,363)	4,851	2,846
Accrued compensation and benefits	9,617	12,470	22,504
Deferred revenue	38,237	68,469	116,420
Other current and long-term liabilities	2,933	8,927	20,279
Net cash used in operating activities	(89,806)	(35,617)	(41,059)
Cash flows from investing activities:
Purchases of marketable securities	(346,407)	(510,755)	(967,055)
Maturities of marketable securities	325,387	278,263	727,616
Sales of marketable securities	8,525	16,934	11,271
Acquisitions of businesses, net of cash acquired	—	—	(45,313)
Acquisition of intangible assets	—	—	(2,382)
Purchases of property and equipment	(24,232)	(22,044)	(56,180)
Sales of property and equipment	—	—	762
Capitalized software development costs	(584)	(50)	(840)
Purchase of strategic investments	(4,460)	(2,901)	(2,276)
Proceeds from liquidation of strategic investments	—	117	976
Net cash used in investing activities	(41,771)	(240,436)	(333,421)
Cash flows from financing activities:
Proceeds from exercise of stock options	4,742	2,912	4,783
Repurchase of common stock	(4,303)	(40,506)	(70)
Net proceeds from issuance of convertible preferred stock	207,897	412,362	426,880
Repurchase of convertible preferred stock	—	(77,733)	—
Capital contributions from noncontrolling interest holders	5,760	—	—
Issuance of common stock to third party	—	—	6,084
Net cash provided by financing activities	214,096	297,035	437,677
Net increase in cash, cash equivalents and restricted cash	82,519	20,982	63,197
Cash, cash equivalents and restricted cash at beginning of year	34,562	117,081	138,063
Cash, cash equivalents and restricted cash at end of year	$117,081	$138,063	$201,260

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$48	$947	$876
Non-cash investing and financing activities:
Purchase of property and equipment, accrued but not paid	$6,125	$763	$6,334
Stock-based compensation capitalized as internal-use software	$370	$—	$—
Vesting of early exercised stock options	$572	$480	$366
Unrealized short-term gain (loss) on marketable securities	$(153)	$(677)	$791
See accompanying notes to consolidated financial statements.

SLACK TECHNOLOGIES, INC.
Notes to Consolidated Financial Statements
Note 1.    Description of Business and Summary of Significant Accounting Policies
Business
Slack Technologies, Inc. (the “Company” or “Slack”) operates a business technology software platform that brings together people, applications, and data and sells its offering under a software-as-a-service model. The Company was incorporated in Delaware in 2009 as Tiny Speck, Inc. In 2014, the Company changed its name to Slack Technologies, Inc. and publicly launched its current offering. The Company is headquartered in San Francisco, California.
Fiscal Year
The Company’s fiscal year ends on January 31. References to fiscal year 2019, for example, refer to the fiscal year ended January 31, 2019.
Basis of Presentation and Consolidation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements include 100% of the accounts of wholly owned and majority-owned subsidiaries and the ownership interest of minority investors is recorded as noncontrolling interest.
Unaudited Pro Forma Information
Unaudited Pro Forma Balance Sheet
The unaudited pro forma balance sheet information as of January 31, 2019, assumes all shares of the Company’s convertible preferred stock had automatically converted into an aggregate of 373,371,712 shares of the Company’s Class B common stock as if such conversion had occurred on January 31, 2019.
The Company granted certain employees and non-employee directors restricted stock units (“RSUs”) with both service-based and performance-based vesting conditions. The performance-based requirement is satisfied on the earlier of: (1) a change in control or (2) the effective date of an initial public offering. The RSUs vest on the first date upon which both the service-based and performance-based requirements are satisfied. If the RSUs vest, the Company will deliver one share of Class B common stock for each vested RSU on the applicable settlement date. If the performance vesting condition had been met on January 31, 2019, 22.4 million RSUs that had met their service condition would have vested (“Vesting RSUs”). The Vesting RSUs have been included in the unaudited pro forma balance sheet disclosure of shares outstanding of Class B common stock, as the settlement of these shares will take place upon the satisfaction of both the service condition and performance vesting condition.
In addition, at the time the performance vesting condition becomes probable which is not until the performance vesting condition is satisfied, the Company will recognize cumulative stock-based compensation associated with outstanding RSUs based on the service-based condition using the accelerated attribution method. Accordingly, the unaudited pro forma balance sheet information as of January 31, 2019, gives effect to stock-based compensation of $157.5 million associated with the outstanding RSUs as of January 31, 2019. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustments. The RSU holders will generally incur taxable income based upon the value of the shares on the date they are settled. The Company is required to withhold taxes on such value at applicable minimum statutory rates. The Company was unable to quantify these obligations as of January 31, 2019 and will remain unable to quantify them until the performance vesting condition is satisfied, as the withholding obligations will be based on the value of the shares on the settlement date.

Unaudited Pro Forma Loss Per Share Attributable to Common Stockholders
The unaudited pro forma basic and diluted net loss per share attributable to Slack common stockholders is computed to give effect to the automatic conversion of 373,371,712 shares of the Company’s outstanding convertible preferred stock into 373,371,712 shares of Class B common stock in connection with becoming a public company. The Company used the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.
The pro forma share amounts include shares of common stock issued for the Vesting RSUs as of January 31, 2019. Stock-based compensation associated with the RSUs is excluded from the pro forma presentation. If the performance vesting condition had been met on January 31, 2019, 22.4 million RSUs that had met their service condition would have vested and the Company would have recorded $157.5 million of cumulative stock-based compensation related to the outstanding RSUs.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on information available as of the date of the consolidated financial statements. On a regular basis, management evaluates these estimates and assumptions; however, actual results could materially differ from these estimates.
The Company’s most significant estimates and judgments involve revenue recognition, stock-based compensation including the estimation of fair value of common stock, valuation of strategic investments, valuation of acquired goodwill and intangibles from acquisitions, period of benefit for deferred costs, and uncertain tax positions.
Revenue Recognition
On February 1, 2017, the Company adopted the requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”) as discussed further in Recently Adopted Accounting Pronouncements below. Topic 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, references to Topic 606 used herein refer to both Topic 606 and Subtopic 340-40. The Company adopted Topic 606 with retrospective application to the beginning of the earliest period presented. The impact of adopting Topic 606 on the Company’s revenue is not material to any of the periods presented. The primary impact of adopting Topic 606 relates to the deferral of incremental costs of obtaining customer contracts and the amortization of those costs over the period of benefit.
The Company derives its revenue from monthly and annual subscription fees earned from customers accessing Slack. The Company’s policy is to exclude sales and other indirect taxes when measuring the transaction price of its subscription agreements. The Company accounts for revenue contracts with customers by applying the requirements of Topic 606, which includes the following steps:

•	Identification of the contract, or contracts, with the customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of the revenue when, or as, the Company satisfies a performance obligation.
Subscription revenue is recognized on a straight-line basis over the contractual term of the arrangement beginning on the date that the service is made available to the customer. The Company’s subscription service contracts are generally one month to thirty-six months in duration and are generally non-cancellable. Customers are billed either annually or monthly in advance of services. The contracts do not provide customers with the right to take possession of the software supporting Slack. The Company’s arrangements do not contain general rights of return. Amounts that have been invoiced are recorded in accounts receivable and in revenue or deferred revenue, depending on whether the performance obligation has been satisfied. For certain multi-year agreements, revenue recognition may occur in advance of invoicing, resulting in a contract asset when there is an enforceable right to receive payment for services rendered, and is included in prepaid expenses and other current assets. The Company maintains a fair billing policy, under which certain customers maintain a credit balance if they have not used the entirety of the allotment of users for which they have paid during the contractual term of their respective arrangements. These credits, accounted for as a part of deferred revenue, may be carried over to offset billings related to increases in a customer’s number of active users and are not refundable for cash. A majority of the Company’s contracts give a right to bill for additional usage, and this is deemed variable consideration. The variable consideration is allocated to the distinct day the services are completed, as services provided to the additional users are specific to the period that the usage occurs. To the extent that the Company believes it is probable that a significant reversal would not occur, an estimate is made for the revenue associated with incremental usage during a period. The incremental revenue recognized associated with these estimates has not been material for any period presented.
The Company recognized $18.7 million, $57.0 million, and $125.5 million of subscription revenue during the years ended January 31, 2017, 2018, and 2019 respectively, that was included in deferred revenue balances at the beginning of the respective periods.
The Company applies the practical expedient in paragraph 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less, which applies primarily to its monthly and annual subscription contracts. As of January 31, 2019, future estimated revenue related to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period was $185.1 million, of which $87.7 million, $66.0 million, $31.3 million, and $0.1 million is expected to be recognized in the years ending January 31, 2020, 2021, 2022, and 2023, respectively.
The Company applies the practical expedient in paragraph 606-10-65-1(f) where the consideration allocated to the remaining performance obligations or an explanation of when it expects to recognize that amount as revenue for all reporting periods presented before the date of the initial application is not disclosed.
Cost of Revenue
Cost of revenue consists primarily of expenses related to hosting Slack and providing ongoing customer experience support for paid customers, including employee compensation (including stock-based compensation) and other employee-related expenses for customer experience and technical operations staff, payments to outside service providers, third-party hosting costs, payment processing fees and amortization of internally-developed and purchased technology.
Stock-Based Compensation
The Company measures compensation for all stock-based payment awards, including stock options, RSUs, and restricted stock awards (“RSAs”) granted to employees, directors, and nonemployees, based on the estimated fair value of the awards on the date of grant. The fair value of each stock option granted is estimated using the Black-Scholes option pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite service period.
The Company accounts for stock options issued to nonemployees based on the estimated fair value of the awards determined using the Black-Scholes option pricing model. The fair value of stock options granted to nonemployees is remeasured as the stock options vest, and the resulting change in fair value, if any, is recognized in the Company’s consolidated statements of operations over the period during which the related services are rendered.
The Company grants RSUs to its employees and directors with both a service-based vesting condition and a performance-based vesting condition. The service-based vesting period for these awards is typically four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The fair value of RSUs is estimated based on the fair market value of the Company’s common stock at the date of grant. The performance-based vesting condition is satisfied on the earlier of (i) an acquisition or change in control of the Company or (ii) the Company’s initial public offering. No compensation expense will be recognized until the performance-based vesting condition is achieved, at which time the cumulative compensation expense using the accelerated attribution method from the service start date will be recognized.
The Company grants RSAs to its employees and directors with a service-based vesting condition. The service-based vesting period for these awards is typically four years with a cliff vesting period of one year and continued vesting monthly thereafter. The fair value of RSAs is estimated based on the fair market value of the Company’s common stock at the date of grant.
Research and Development Costs
Research and development costs are expensed as incurred and consist primarily of personnel costs and allocated overhead.
Advertising Costs
Advertising costs are expensed as incurred and were $39.3 million, $35.5 million, and $61.7 million for the years ended January 31, 2017, 2018, and 2019, respectively, and are included in sales and marketing expense in the accompanying consolidated statements of operations.
Income Taxes
The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.
The Company accounts for uncertain tax positions based on an evaluation as to whether it is more likely than not that a tax position will be sustained on audit, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the appropriate tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is based on the largest amount that is greater than 50% likely of being realized upon ultimate settlement. The Company includes interest expense and penalties related to its uncertain tax positions in interest expense and other expense, respectively.
Financial Information about Segments and Geographical Areas
The Company has one business activity and there are no segment managers who are held accountable for operations, results of operations, or plans for levels or components below the consolidated unit level. The Company’s chief operating decision maker is its Chief Executive Officer, who reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating the Company’s financial performance. Accordingly, the Company has determined that it operates in a single operating and reporting segment. For information regarding the Company’s long-lived assets and revenue by geographic area, see Note 12.
Foreign Currency Translation
The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Accordingly, each foreign subsidiary remeasures monetary assets and liabilities at period-end exchange rates, while nonmonetary items are remeasured at historical rates. Revenue and expense accounts are remeasured at the average exchange rate in effect during the year. Remeasurement adjustments are recognized in the consolidated statements of operations as transaction gains or losses in the year of occurrence as other income (expense). Realized and unrealized foreign currency gain (loss) for the years ended January 31, 2017, 2018, and 2019 was ($0.1) million, $0.5 million, and $(1.0) million, respectively.
Cash and Cash Equivalents and Restricted Cash
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of funds deposited into money market funds. Restricted cash as of January 31, 2019 consisted of cash deposited with financial institutions as collateral for the Company’s obligations under its facility leases.
A reconciliation of cash, cash equivalents and restricted cash to the consolidated statements of cash flows is as follows (in thousands):

	As of January 31,
	2018	2019
Cash and cash equivalents	$120,463	$180,770
Restricted cash	17,600	20,490
Total cash, cash equivalents and restricted cash	$138,063	$201,260
Marketable Securities
The Company determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its marketable securities as available-for-sale. The investments are adjusted for amortization of premiums and discounts to maturity and such amortization is included in other income (expense), net. After consideration of the Company’s capital preservation objectives, as well as its liquidity requirements, the Company may sell securities prior to their stated maturities. As the Company views these securities as available to support current operations, it has classified all available-for-sale securities as short-term. The Company carries its available-for-sale securities at fair value and reports the unrealized gains and losses as a component of stockholders’ equity, except for unrealized losses determined to be other than temporary.
The Company evaluates its investments periodically for possible other-than-temporary impairment. A decline in fair value below the amortized costs of debt securities is considered an other-than-temporary impairment if the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the entire amortized cost basis. In those instances, an impairment charge equal to the difference between the fair value and the amortized cost basis is recognized in earnings. Regardless of the Company’s intent or requirement to sell a debt security, impairment is considered other than temporary if the Company does not expect to recover the entire amortized cost basis.
Strategic Investments
In December 2015, the Company agreed to commit $13.0 million to a newly formed entity, Slack Fund L.L.C. (“Slack Fund”), in exchange for a 52% voting interest. Slack Fund is in the business of purchasing, selling, investing and trading in minority equity and convertible debt securities of privately-held companies that develop applications that have potential for substantial contribution to Slack and its ecosystem. Slack Fund has a duration of ten years and its duration may be extended for three additional years. At dissolution, Slack Fund will be liquidated and the remaining assets of the Slack Fund will be distributed to the investors based on their voting interest. As of January 31, 2019, the Company had contributed $8.8 million since the inception of the Slack Fund. Additionally, the minority investors in Slack Fund are also investors in the Company. The Company has elected the measurement alternative, defined as cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are valued using significant unobservable inputs or data in inactive markets which require judgment due to the absence of market prices and inherent lack of liquidity. This could result in volatility in other income (expense), net on the consolidated statements of operations in future periods due to the valuation and timing of identical or similar investments of the same issuer.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to credit risk primarily consist of cash and cash equivalents, restricted cash, marketable securities, and accounts receivable. For cash, cash equivalents, restricted cash, and marketable securities, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets that are in excess of federal insurance limits. For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the accompanying consolidated balance sheets.
No customer accounted for 10% or greater of total accounts receivable as of January 31, 2018 or 2019. There were no customers representing 10% or greater of revenue for the years ended January 31, 2017, 2018 or 2019.
Fair Value of Financial Instruments
The Company records its financial assets and liabilities at fair value. The carrying amounts of the Company’s financial instruments, which include cash, cash equivalents, restricted cash, accounts receivable, and accounts payable, approximate their fair values due to their short-term nature. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•
Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Accounts Receivable, Net
Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The Company generally does not require collateral and performs ongoing credit evaluations of its customers and provides for expected losses. The expectation of collectability is based on the Company’s review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and an allowance is recorded accordingly. Past-due receivable balances are written off when internal collection efforts have been unsuccessful in collecting the amount due.
The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence. The Company has not experienced significant credit losses from accounts receivable. The allowance for doubtful accounts and the changes in the allowance for doubtful accounts were not material, for the years ended January 31, 2018 and 2019.
Property and Equipment, Net
Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, which is typically two years for computer equipment and software, five years for furniture, fixtures and office equipment, and in the case of leasehold improvements, the remaining term of the lease, unless the useful life of the asset is shorter. Maintenance and repairs are charged to expense as incurred.
Internal-Use Software Development Costs
The Company capitalizes qualifying internal-use software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.
Capitalized costs are included in property and equipment. These costs are amortized over the estimated useful life of the software (generally two years) on a straight-line basis. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The amortization of costs related to the platform applications is included in cost of revenue.
Business Combinations
The Company applies the acquisition method of accounting for business combinations. Under this method of accounting, all assets acquired and liabilities assumed are recorded at their respective fair values at the date of the acquisition. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, intangibles, and other asset lives, among other items. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are assumed to be buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, the Company may be required to value the acquired assets at fair value measures that do not reflect its intended use of those assets. Use of different estimates and judgments could yield different results.
Any excess of the purchase price over the fair value of the net assets acquired is recognized as goodwill. If the fair value of net assets acquired exceeds the fair value of purchase price, a gain on bargain purchase is recognized within the consolidated statements of operations. Although the Company believes the assumptions and estimates it has made are reasonable and appropriate, they are based in part on historical experience and information that may be obtained from the management of the acquired company and are inherently uncertain. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill for facts and considerations that were known at the acquisition date. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded within the Company’s consolidated statements of operations.
Accounting for Impairment of Long-Lived Assets
The Company evaluates long-lived assets, such as property and equipment and acquired intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group, based on discounted cash flows. There were no impairment charges recorded for the years ended January 31, 2017, 2018 and 2019.
Goodwill
Goodwill is not amortized, but rather is tested for impairment at least annually or more frequently if indicators of impairment are present. The Company operates as one reporting unit and performs its annual goodwill impairment analysis as of the first day of the fourth quarter of each year. The Company adopted ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment in the year ended January 31, 2018. In assessing impairment on goodwill, the Company may bypass a qualitative assessment and proceeds directly to performing a quantitative evaluation of the fair value of its single reporting unit, in order to compare it against the carrying value of the reporting unit. A goodwill impairment charge is recognized for the amount by which the reporting unit’s fair value is less than its carrying value. Any loss recognized will not exceed the total amount of goodwill allocated to that reporting unit. Based on the results of the goodwill impairment analyses, the Company determined that no impairment charge needed to be recorded for any periods presented.
Operating Leases
The Company leases real estate facilities under operating leases. For leases that contain rent escalation, rent concession provisions, or tenant improvement allowances, the Company records the total rent expense during the lease term on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent expense as a deferred rent liability within accrued expenses and other current liabilities and long-term liabilities.
Deferred Revenue
Deferred revenue consists of customer billings in advance of revenue being recognized from the Company’s contracts, including credit balances due to the Company’s fair billing policy. Deferred revenue is generally recognized during the succeeding twelve‑month period.
Deferred Costs, Net
Sales commissions earned by the Company’s sales force are considered to be incremental and recoverable costs of obtaining a contract with a customer. As a result, these amounts have been capitalized as deferred costs within prepaid expenses and other current assets and other assets on the consolidated balance sheet. The Company deferred incremental costs of obtaining a contract of $0.4 million, $4.7 million, and $15.8 million during the years ended January 31, 2017, 2018, and 2019, respectively.
Deferred commissions, net included in prepaid expenses and other current assets were $1.3 million and $5.3 million as of January 31, 2018 and 2019, respectively. Deferred commissions, net included in other assets were $3.3 million and $11.9 million as of January 31, 2018 and 2019, respectively.
Deferred costs are amortized over a period of benefit of four years. The period of benefit is estimated by considering factors such as historical customer attrition rates, the useful life of the Company’s technology, and the impact of competition in its industry as well as other factors. Amortized costs are included in sales and marketing expense in the accompanying consolidated statements of operations and were $13,000, $0.6 million, and $3.2 million for the years ended January 31, 2017, 2018, and 2019, respectively. There was no impairment loss in relation to the deferred costs for any period presented.
Recently Adopted Accounting Standards
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Topic 606. Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, Topic 606 and Subtopic 340-40 are referred as the “new standard.”
The Company early adopted the requirements of the new standard as of February 1, 2017, utilizing the full retrospective method of transition. Adoption of the new standard resulted in changes to its accounting policies for revenue recognition, deferred revenue, prepaid expenses and other current assets, and other assets.
In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10) and issued a subsequent amendment to the initial guidance within ASU 2018-03, which requires entities to carry all investments in equity securities at fair value and recognize any changes in fair value in net income. Under the standard, equity investments that do not have readily determinable fair values and do not qualify for the net asset value practical expedient are eligible for the measurement alternative. For our equity investments in private companies, we will elect the measurement alternative, defined as cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The guidance was effective for the Company’s fiscal year beginning February 1, 2018 on a prospective basis for the amendments related to equity securities without readily determinable fair values existing as of the date of adoption. The Company adopted the new standard as of February 1, 2018 and it did not have a material impact on its consolidated financial statements. The impact of the new standard going forward could result in volatility in other income (expense), net on the consolidated statements of operations in future periods due to the valuation and timing of identical or similar investments of the same issuer.
In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740) Intra-Entity Transfers of Assets other than Inventory, which amends the guidance used in the recognition of current and deferred income taxes for an intra-entity transfer of assets other than inventory. The guidance requires an entity recognize the income tax consequences of an intra-entity transfer of an asset other than inventory at the time of transfer. The guidance is effective for annual and interim reporting periods beginning after December 15, 2017 for public entities. The Company adopted ASU No. 2016-06 as of February 1, 2018. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires restricted cash be included with cash and cash equivalents when reconciling the total beginning and ending amounts on the statement of cash flows. The guidance also requires companies who report cash and restricted cash separately on the balance sheet to reconcile those amounts to the statement of cash flows. The Company adopted ASU 2016-18 as of February 1, 2017, utilizing the retrospective method of transition. The adoption of this standard did not have any impact on the Company’s consolidated financial statements, other than a change in presentation within the accompanying consolidated statements of cash flows.
In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business to determine when a transaction is accounted for as an acquisition (or disposal) of a set of assets or a business. The Company adopted ASU No. 2017-01 as of February 1, 2018, utilizing the prospective method of transition. The adoption of the new standard did not have any impact on the consolidated financial statements.
In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment which amends the guidance in ASC Topic 350 by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will perform goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard is effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019 for public entities. Early adoption is permitted and the Company adopted ASU No. 2017-04 as of February 1, 2017. The adoption of the new standard did not have any impact on the consolidated financial statements.
In May 2017, the FASB issued ASU No. 2017-09, Compensation-Stock Compensation: Scope of Modification Accounting, which clarifies when a change to the terms or conditions of a stock-based payment award must be accounted for as a modification. This guidance requires modification accounting if the fair value, vesting condition, or the classification of the award is not the same immediately before and after a change to the terms and conditions of the award. This standard was effective for annual periods beginning after December 15, 2017 and early adoption was permitted. The Company adopted ASU No. 2017-09 as of February 1, 2018, utilizing the prospective method of transition. The adoption of this guidance did not have a material impact on the consolidated financial statements.
Recently Issued Accounting Standards Not Yet Adopted
In February 2016, the FASB issued ASU No. 2016-02 (Topic 842), Leases, which supersedes the guidance in topic ASC 840, Leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company will be required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available. For public companies, Topic 842 is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company has elected to use the extended transition period that allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies under the Jumpstart Our Business Startups Act. For as long as the Company remains an “emerging growth company,” the new guidance is effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and is required to be applied using a modified retrospective approach. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments, which requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. This guidance also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. ASU No. 2016-13 is effective for public companies for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is currently of evaluating the impact of the adoption of this standard on its consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the accounting for implementation costs incurred in a hosting arrangement that is a service contract with the accounting for implementation costs incurred to develop or obtain internal-use software under ASC 350-40, in order to determine which costs to capitalize and recognize as an asset and which costs to expense. ASU No. 2018-15 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, and can be applied either prospectively to implementation costs incurred after the date of adoption or retrospectively to all arrangements. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.
Note 2.    Cash, Cash Equivalents and Marketable Securities
The carrying amounts and estimated fair value of cash, cash equivalents, and marketable securities consisted of the following (in thousands):

	As of January 31,
	2018	2019
Cash and cash equivalents:
Cash	$40,797	$62,033
Money market funds	79,666	118,737
Cash and cash equivalents	$120,463	$180,770
Marketable securities:
Commercial paper	$167,976	$17,462
U.S. agency securities	15,155	44,879
U.S. government securities	11,185	370,574
International government securities	59,939	36,734
Corporate bonds	174,043	190,652
Total marketable securities	$428,298	$660,301

The following tables summarize unrealized gains and losses related to available-for-sale securities classified as marketable securities on the Company’s consolidated balance sheets (in thousands):

As of January 31, 2018	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Commercial paper	$168,025	$—	$(49)	$167,976
U.S. agency securities	15,197	—	(42)	15,155
U.S. government securities	11,207	—	(22)	11,185
International government securities	60,151	—	(212)	59,939
Corporate bonds	174,807	—	(764)	174,043
Marketable securities	$429,387	$—	$(1,089)	$428,298

As of January 31, 2019	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Commercial paper	$17,461	$1	$—	$17,462
U.S. agency securities	44,886	7	(14)	44,879
U.S. government securities	370,498	143	(67)	370,574
International government securities	36,810	—	(76)	36,734
Corporate bonds	190,944	—	(292)	190,652
Marketable securities	$660,599	$151	$(449)	$660,301
The Company periodically evaluates its investments for other-than-temporary declines in fair value. The unrealized losses on the available-for-sale securities were primarily due to unfavorable changes in interest rates subsequent to the initial purchase of these securities. Gross unrealized losses of the Company’s available-for-sale securities that have been in a continuous unrealized loss position for twelve months or longer was immaterial as of January 31, 2018 and 2019. The Company expects to recover the full carrying value of its available-for-sale securities in an unrealized loss position as it does not intend or anticipate a need to sell these securities prior to recovering the associated unrealized losses. As a result, the Company does not consider any portion of the unrealized losses as of January 31, 2018 or 2019 to represent an other-than temporary impairment or credit losses.
The following table classifies marketable securities by contractual maturities (in thousands):

	As of January 31,
	2018	2019
Due in one year	$358,015	$506,297
Due in one to two years	70,283	154,004
Total	$428,298	$660,301
Note 3.    Fair Value Measurements
The Company’s money market funds and sweep account are classified within Level 1 of the fair value hierarchy because they are valued using quoted prices in active markets. The Company’s commercial paper, U.S. agency and government securities, international government securities, certificates of deposit, and corporate bonds are classified within Level 2 of the fair value hierarchy because they have been valued using inputs other than quoted prices in active markets that are observable directly or indirectly. The Company’s strategic investments in privately held companies are classified within Level 3 of the fair value hierarchy because they have been valued using unobservable inputs for which the Company has been required to develop its own assumptions. Realized and unrealized gains and losses relating to the strategic investments are recorded in other income (expense), net in the accompanying consolidated statements of operations.

The following table provides the financial instruments measured at fair value on a recurring basis, within the fair value hierarchy (in thousands):

As of January 31, 2018	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$79,666	$—	$—	$79,666
Total cash equivalents	$79,666	$—	$—	$79,666
Marketable securities:
Commercial paper	$—	$167,976	$—	$167,976
U.S. agency securities	—	15,155	—	15,155
U.S. government securities	—	11,186	—	11,186
International government securities	—	59,938	—	59,938
Corporate bonds	—	174,043	—	174,043
Total marketable securities	$—	$428,298	$—	$428,298
Noncurrent assets:
Strategic investments	$—	$—	$7,623	$7,623

As of January 31, 2019	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$118,737	$—	$—	$118,737
Total cash equivalents	$118,737	$—	$—	$118,737
Marketable securities:
Commercial paper	$—	$17,462	$—	$17,462
U.S. agency securities	—	44,879	—	44,879
U.S. government securities	—	370,574	—	370,574
International government securities	—	36,734	—	36,734
Corporate bonds	—	190,652	—	190,652
Total marketable securities	$—	$660,301	$—	$660,301
Noncurrent assets:
Strategic investments	$—	$—	$12,334	$12,334
The following table presents additional information about Level 3 assets measured at fair value on a recurring basis (in thousands):

	Year ended January 31,
	2018	2019
Balance at beginning of period	$4,812	$7,623
Purchases	2,901	2,276
Proceeds from liquidation	(117)	(1,266)
Realized losses	(142)	(131)
Unrealized gains relating to investments still held at reporting date	169	3,832
Balance at end of period	$7,623	$12,334

Note 4.    Property and Equipment, Net
The following is a summary of the Company’s property and equipment by category (in thousands):

	As of January 31,
	2018	2019
Computer equipment and software	$6,093	$2,222
Furniture and fixtures	10,784	19,693
Capitalized internal-use software costs	3,401	4,241
Leasehold improvements	26,164	86,258
Construction in progress	18,320	6,076
Property and equipment, gross	64,762	118,490
Less: accumulated depreciation and amortization	(21,765)	(30,131)
Property and equipment, net	$42,997	$88,359
Depreciation and amortization expense was $6.2 million, $13.8 million, and $15.0 million for the years ended January 31, 2017, 2018, and 2019, respectively.
The Company capitalized internal-use software costs of $50,000 and $0.8 million for the years ended January 31, 2018 and 2019, respectively. Amortization expense of capitalized internal-use software costs totaled $1.0 million, $1.2 million, and $0.3 million for the years ended January 31, 2017, 2018, and 2019, respectively. The net carrying value of capitalized internal-use software at January 31, 2018 and 2019 was $0.4 million and $0.9 million, respectively.
Note 5.    Acquisitions
Astro Technology
In September 2018, the Company completed its acquisition of all issued and outstanding shares of Astro Technology Inc. (“Astro”), a pre-revenue start-up company that provides artificial-intelligence (AI) enhanced communications solutions, for a total purchase price of $43.3 million in cash.
The Company has accounted for this acquisition as a business combination and has completed the valuation of the assets acquired and liabilities assumed and the allocation of the purchase price to goodwill as of January 31, 2019. A summary of the allocation of the purchase price is presented as follows (in thousands):

Identified intangible asset - developed technology	$5,300
Goodwill	37,795
Net tangible assets acquired	234
Total purchase price	$43,329
The goodwill was primarily attributed to the value of synergies created with the Company’s current and future offerings and the value of the assembled workforce. The Company anticipates both goodwill and intangible assets to be fully deductible for income tax purposes.
The Company also agreed to pay additional cash consideration of $10.7 million for unvested securities in return for future services to be provided by certain employees acquired from Astro upon continued employment by the Company. The cash consideration will be paid on each original vesting date of the unvested securities through June 2022. The Company accounted for the cash consideration outside the business combination and recorded compensation expense of $1.6 million in research and development expense in the accompanying consolidated statement of operations for the year ended January 31, 2019.

The Company incurred other acquisition related expenses of $0.4 million which were recorded in general and administrative expense in the accompanying consolidated statement of operations for the year ended January 31, 2019.
Other acquisitions
During the year ended January 31, 2019, the Company completed other acquisitions and purchases of intangible assets for total consideration of $14.5 million, of which $5.3 million and $5.0 million will be paid in the years ending January 31, 2020 and 2021, respectively. In aggregate, $11.7 million was attributed to intangible assets, $2.2 million was attributed to goodwill, and $0.6 million was attributed to a service agreement.
As part of one of the acquisitions referenced above, the Company concurrently entered into a two-year services agreement, a purchase of technology and a sale of its Class A common stock. Concurrent with this transaction, the Company sold 896,057 shares of Class A common stock to the sellers for $10.0 million. This represented a premium of $3.9 million over the then fair value of the shares which the Company recorded as a reduction to the acquisition price. These arrangements were treated as one transaction as they were executed at the same time and in contemplation of one another. The Company accounted for the transaction as an asset acquisition with $9.9 million being allocated to intangible assets and $0.6 million to the services arrangement.
These acquisitions generally enhance the breadth and depth of the Company’s product offerings, expand its expertise in engineering, and are for defensive purposes to eliminate competition. The Company anticipates both goodwill and intangible assets from other acquisitions to be fully deductible for income tax purposes.
Following are the details of all intangible assets acquired as a result of acquisitions for the year ended January 31, 2019 (dollars in thousands):

	Amount	Weighted Average Life
Customer relationships	$9,100	7 years
Developed technology	6,700	3 years
Assembled workforce	1,198	2 years
Fair value of intangible assets acquired	$16,998	5 years
Note 6.    Goodwill and Intangible Assets, Net
Goodwill
The following table reflects the changes in the carrying amount of goodwill (in thousands):

	Year ended January 31,
	2018	2019
Balance at beginning of year	$8,653	$8,653
Additions due to acquisitions	—	39,945
Balance at end of year	$8,653	$48,598

Intangible Assets, Net
Intangible assets as of January 31, 2019 consist of the following (in thousands, except years):

	Weighted-average remaining amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	6.5 years	$9,100	$704	$8,396
Developed technology	2.6 years	8,527	2,743	5,784
Assembled workforce	1.7 years	1,198	175	1,023
Total		$18,825	$3,622	$15,203
As of January 31, 2018, the net carrying amount of the Company’s intangible assets acquired from its previous acquisition was zero.
The Company records amortization expense associated with customer relationships, developed technology and assembled workforce in sales and marketing expense, cost of revenue and research and development expense, respectively, in the accompanying consolidated statements of operations. Amortization expense of intangible assets for the years ended January 31, 2017, 2018, and 2019 was $0.6 million, $0.5 million, and $1.8 million, respectively.
As of January 31, 2019, expected amortization expense relating to intangible assets for each of the next five years and thereafter is as follows (in thousands):

Year ending January 31,
2020	$4,132
2021	3,957
2022	2,618
2023	1,300
2024	1,300
Thereafter	1,896
Total	$15,203
Note 7.    Other Income (Expense), Net
Other income (expense), net for the years ended January 31, 2017, 2018, and 2019 consist of the following (in thousands):

	Year ended January 31,
	2017	2018	2019
Interest income, net	$2,025	$3,838	$13,400
Unrealized gains (losses) on foreign exchange	851	1,970	(869)
Transaction losses on foreign exchange	(998)	(1,503)	(99)
Change in fair value of strategic investments	(73)	27	3,701
Other non-operating income (loss), net	(56)	249	13
Other income (expense), net	$1,749	$4,581	$16,146

Note 8.    Commitments and Contingencies
Lease Commitments
The Company has entered into various noncancelable operating leases for its facilities expiring between fiscal years 2020 and 2029. Certain operating leases contain provisions under which monthly rent escalates over time. When lease agreements contain escalating rent clauses or free rent periods, the Company recognizes rent expense on a straight-line basis over the term of the lease.
In December 2016, the Company entered into a noncancelable operating lease for an office facility in San Francisco, California. In connection with entering into the lease agreement, the Company agreed to a security deposit of $17.6 million in the form of a standby letter of credit, which is included in restricted cash. The lease term is from November 2017 through August 2028, with future minimum lease payments of approximately $193.5 million as of January 31, 2019 through the year ended January 31, 2029. The Company is entitled to receive tenant incentives of $11.8 million, of which $5.8 million had been received as of January 31, 2019. Leasehold improvements associated with this lease will be amortized over the lease term.
In August 2018, the Company entered into a noncancelable operating lease agreement for an office facility in Denver, Colorado. In connection with entering into the lease agreement, the Company agreed to a security deposit of $2.9 million in the form of a standby letter of credit, which is included in restricted cash. The lease term is from February 2019 through June 2026, with remaining future minimum lease payments of $19.3 million. The Company is entitled to receive tenant incentives of $6.4 million, of which none had been received as of January 31, 2019.
Rent expense, net of sublease income, for the years ended January 31, 2017, 2018 and 2019 was $9.1 million, $17.5 million, and $27.7 million, respectively.
Future minimum lease payments under noncancelable operating leases as of January 31, 2019 are as follows (in thousands):

Year ending January 31,
2020	$27,359
2021	25,832
2022	25,120
2023	24,802
2024	23,525
Thereafter	111,549
Total	$238,187
Hosting Commitments
In April 2018, the Company executed an amendment to its existing agreement with Amazon Web Services (“AWS”). The amended agreement was effective as of May 1, 2018 and continues through July 31, 2023. The Company has minimum annual commitments of $50.0 million each year of the agreement term for a total minimum commitment of $250.0 million. As of January 31, 2019, the Company had a remaining minimum payment obligation of $212.5 million to AWS through July 31, 2023.
Legal Matters
The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position or results of operations.

Indemnification Agreements
The Company has signed indemnification agreements with all its directors and certain of its board observers. The agreements indemnify the director or board observer from claims and expenses on actions brought against the individuals, separately or jointly with the Company, for indemnifiable events. Indemnifiable events generally mean any event or occurrence related to the fact that the director or board observer was or is acting in his or her capacity as a director or board observer for the Company or was or is acting or representing the interests of the Company. The terms of obligations under these indemnification agreements may vary.
In the ordinary course of business, the Company enters into contractual arrangements under which the Company agrees to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties, and other liabilities relating to or arising from its various products, or its acts or omissions. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, the Company’s obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments.
Note 9.    Stockholders’ Equity
Convertible Preferred Stock
From August to September 2018, the Company sold 33.5 million shares of Series H convertible preferred stock and 2.4 million shares of Series H-1 convertible preferred stock, each at a purchase price of $11.9053 per share, for aggregate gross proceeds of $427.3 million. The Company incurred $0.4 million in issuance costs, which are recorded as a reduction in the carrying value of the Series H convertible preferred stock.
In December 2017, the Company sold approximately 1.5 million shares of Series G-3 convertible preferred stock at $8.70 per share, for aggregate gross proceeds of $12.7 million.
In November 2017, the Company sold approximately 17.2 million shares of Series G-2 convertible preferred stock at $8.70 per share, for aggregate gross proceeds of $150.0 million.
In October 2017, the Company sold approximately 24.7 million shares of Series G convertible preferred stock and 2.1 million shares of Series G-1 convertible preferred stock at $9.305 per share, for aggregate gross proceeds of $250.0 million. The Company incurred $0.4 million in issuance costs, which are recorded as a reduction in the carrying value of the Series G convertible preferred stock.
In March 2016, the Company sold approximately 19.9 million shares of Series F convertible preferred stock and 6.8 million shares of Series F-1 convertible preferred stock at $7.80 per share, for aggregate gross proceeds of $208.0 million. The Company incurred $0.1 million in issuance costs, which are recorded as a reduction to the carrying value of the Series F convertible preferred stock.

At January 31, 2018, convertible preferred stock consisted of the following (in thousands):

	January 31, 2018
	Shares		Net proceeds	Liquidation preference
	Authorized	Outstanding
Series A	84,751	84,751	$8,011	$8,060
Series B	43,320	43,320	10,674	10,700
Series C	64,805	64,805	42,678	42,750
Series D	47,059	42,490	108,266	108,350
Series D-1	1,235	1,235	2,561	3,149
Series E	26,787	22,602	134,832	135,000
Series E-1	6,047	6,047	37,940	37,950
Series F	19,867	19,867	154,957	155,000
Series F-1	6,793	6,793	52,940	53,000
Series G	24,718	24,718	229,648	230,000
Series G-1	2,149	2,149	20,000	20,000
Series G-2	17,241	17,241	150,000	150,000
Series G-3	1,465	1,465	12,714	8,700
Total	346,237	337,483	$965,221	$962,659
At January 31, 2019, convertible preferred stock consisted of the following (in thousands):

	January 31, 2019
	Shares		Net	Liquidation
	Authorized	Outstanding	proceeds	preference
Series A	84,751	84,751	$8,011	$8,060
Series B	43,320	43,320	10,674	10,700
Series C	64,805	64,805	42,678	42,750
Series D	47,059	42,490	108,266	108,350
Series D-1	1,235	1,235	2,561	3,149
Series E	26,787	22,602	134,832	135,000
Series E-1	6,047	6,047	37,940	37,950
Series F	19,867	19,867	154,957	155,000
Series F-1	6,793	6,793	52,940	53,000
Series G	24,718	24,718	229,648	230,000
Series G-1	2,149	2,149	20,000	20,000
Series G-2	17,241	17,241	150,000	150,000
Series G-3	1,465	1,465	12,714	8,700
Series H	35,150	33,470	398,082	398,468
Series H-1	9,202	2,419	28,798	28,798
Total	390,589	373,372	$1,392,101	$1,389,925

Significant rights and preferences of the above convertible preferred stock are as follows:
Conversion
At any time following the date of issuance, each share of convertible preferred stock is convertible, at the option of its holder, into the number of shares of common stock, which results from dividing the applicable original issue price per share for each series by the applicable conversion price per share for such series. The initial conversion prices per share of all series of convertible preferred stock are equal to the original issue prices of each series, and therefore, the conversion ratio is 1:1.
Each share of convertible preferred stock shall be automatically converted into shares of Class B common stock immediately upon the earlier of (i) the closing of the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, as amended, the public offering price of which was not less than $30.0 million in the aggregate or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of at least sixty percent (60%) of the then outstanding shares of convertible preferred stock.
Voting
The holders of convertible preferred stock are entitled to vote on all matters and are entitled to ten votes for each share of Class B common stock into which each share is then convertible. As long as a majority of shares of Series A convertible preferred stock, Series B convertible preferred stock, and Series C convertible preferred stock, remain outstanding the holders of each series are entitled to elect one director. Class A common stock and Class B common stock (voting as one class) are entitled to elect one director. Convertible preferred stock (except for Series F-1 convertible preferred stock and Series G-1 convertible preferred stock which do not vote for directors) and common stock, voting as a single class on an as-converted basis, are entitled to elect the remaining directors.
Dividends
The holders of convertible preferred stock are entitled to receive, when and if declared by the Company’s board of directors, out of any assets legally available therefor, any dividends as may be declared from time to time by the Company’s board of directors. Any remaining dividends shall be paid to the holders of convertible preferred stock and common stock in proportion to the number of shares outstanding on an as-converted basis. The right to receive dividends on shares of convertible preferred stock is noncumulative. No dividends have been declared or paid by the Company as of January 31, 2017, 2018, or 2019.
Liquidation Preference
Each holder of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, Series E-1 convertible preferred stock, Series F convertible preferred stock, Series F-1 convertible preferred stock, Series G convertible preferred stock, Series G-1 convertible preferred stock, Series G-2 convertible preferred stock, Series G-3 convertible preferred stock, Series H convertible preferred stock, and Series H-1 convertible preferred stock is entitled to receive, prior and in preference to any distribution or payment to the holders of the Series D-1 convertible preferred stock or the common stock, a liquidation preference of $0.10 for each share of Series A convertible preferred stock, $0.25 for each share of Series B convertible preferred stock, $0.66 for each share of Series C convertible preferred stock, $2.55 for each share of Series D convertible preferred stock, $5.97 for each share of Series E convertible preferred stock, $6.27 for each share of Series E-1 convertible preferred stock, $7.80 for each share of Series F convertible preferred stock, $7.80 for each share of Series F-1 convertible preferred stock, $9.305 for each share of Series G convertible preferred stock, $9.305 for each share of Series G-1 convertible preferred stock, $8.70 for each share of Series G-2 convertible preferred stock, $5.97 for each share of Series G-3 convertible preferred stock, $11.9053 for each share of Series H convertible preferred stock, and $11.9053 for each share of Series H-1 convertible preferred stock plus an amount equal to all declared but unpaid dividends on such shares. If, upon any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary (a “Liquidation Event”), the assets of the Company are insufficient to make payment in full to the holders of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, Series E-1 convertible preferred stock, Series F convertible preferred stock, Series F-1 convertible preferred stock, Series G convertible preferred stock, Series G-1 convertible preferred stock, Series G-2 convertible preferred stock, Series G-3 convertible preferred stock, Series H convertible preferred stock, and Series H-1 convertible preferred stock as described in the preceding sentence, then such assets shall be distributed among such holders ratably in proportion to the full amounts to which they would otherwise be respectively entitled.
After payment has been made to the holders of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, Series E-1 convertible preferred stock, Series F convertible preferred stock, Series F-1 convertible preferred stock, Series G convertible preferred stock, Series G-1 convertible preferred stock, Series G-2 convertible preferred stock, Series G-3 convertible preferred stock, Series H convertible preferred stock, and Series H-1 convertible preferred stock, each holder of Series D-1 convertible preferred stock is entitled to receive, prior and in preference to any distribution or payment to the holders of the common stock, a liquidation preference of $2.55 for each share of Series D-1 convertible preferred stock, plus an amount equal to all declared but unpaid dividends on such shares. If, upon any Liquidation Event, the assets of the Company are insufficient to make payment in full to the holders of Series D-1 convertible preferred stock, as described in the preceding sentence, then such assets shall be distributed among the holders of the Series D-1 convertible preferred stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.
After payment has been made to the holders of all of the series of convertible preferred stock, the remaining assets available for distribution will be distributed ratably among the holders of common stock.
Redemption
The convertible preferred stock is not redeemable.
Common Stock
The Company’s amended and restated certificate of incorporation authorizes the issuance of Class A common stock and Class B common stock. As of January 31, 2019, the Company is authorized to issue 660.0 million shares of Class A common stock and 650.0 million shares of Class B common stock. Holders of Class A common stock and Class B common stock are entitled to dividends on a pro rata basis, when, as, and if declared by the Company’s board of directors, subject to the rights of the holders of the Company’s convertible preferred stock. Holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to ten votes per share. Upon a Liquidation Event, as defined in the amended and restated certificate of incorporation, after payments are made to holders of the Company’s convertible preferred stock, any distribution of proceeds to common stockholders will be made on a pro rata basis to the holders of Class A common stock and Class B common stock. Following the completion of an initial public offering of the Company, shares of Class B common stock will automatically convert into shares of Class A common stock upon a sale or transfer (other than with respect to certain estate planning and other transfers). All shares of Class B common stock outstanding on the seventh anniversary of the date of the effectiveness of the Company’s registration statement will automatically convert into shares of Class A common stock. Class A common stock and Class B common stock is not redeemable at the option of the holder.
At January 31, 2019, the Company had reserved shares of Class B common stock for future issuance as follows (in thousands):

Convertible preferred stock	373,372
2009 Stock Plan:
Stock options outstanding	18,406
Restricted stock units and awards outstanding	65,403
Shares available for future grants	19,199
Total	476,380

Equity Incentive Plan
The Company maintains a stock plan, the 2009 Stock Plan (the “Plan”), which allows the Company to grant incentive and nonstatutory stock options, RSUs, and RSAs to employees, directors, and consultants of the Company. Stock options granted under the Plan expire no later than ten years from the date of grant. Stock options and RSAs granted under the Plan usually vest over four years, with 25% vesting on the one-year anniversary and 1/48th vesting monthly thereafter and may include provisions for early exercisability. When stock options are exercised subject to a repurchase right, the Company may buy back any unvested shares at their original exercise price in the event of an employee’s termination prior to full vesting. RSUs granted under the Plan have a service-based vesting period which is typically four years with a cliff vesting period of one year and continued vesting quarterly thereafter and a performance-based requirement that is satisfied on the earlier of: (1) a change in control or (2) the effective date of an initial public offering.
The exercise price of incentive stock options granted under the Plan must be at least equal to 100% of the fair market value of the Company’s common stock at the date of grant, as determined by the Company’s board of directors. The exercise price must not be less than 110% of the fair market value of the Company’s common stock at the date of grant for incentive stock options granted to an employee that owns greater than 10% of the Company stock.
Stock Options
A summary of stock option activity under the Plan and related information is as follows (in thousands, except years and per share data):

	Number of stock options outstanding	Weighted-average exercise price per share	Weighted-average remaining contractual term (In years)	Aggregate intrinsic value
Outstanding at January 31, 2018	23,720	$0.94	7.14	$90,047
Exercised	(4,888)	0.88
Cancelled	(426)	1.76
Outstanding at January 31, 2019	18,406	$0.94	6.12	$177,012
Stock options vested and exercisable at January 31, 2019	16,970	$0.83	6.05	$165,149
Stock options vested and expected to vest at January 31, 2019	18,406	$0.94	6.12	$177,012
The total fair value of stock options vesting was $7.9 million, $7.0 million, and $4.6 million for the years ended January 31, 2017, 2018, and 2019, respectively. The total grant-date fair value of stock options granted during the years ended January 31, 2017, 2018, and 2019 was $4.1 million, $0.1 million, and $0, respectively.
The total intrinsic value of stock options exercised in the years ended January 31, 2017, 2018, and 2019 was $18.1 million, $13.6 million, and $30.0 million, respectively.
As of January 31, 2019, there was $1.8 million of total unrecognized stock-based compensation related to outstanding stock options, which will be recognized on a straight-line basis over a weighted average period of 0.9 years.
Early Exercise of Nonvested Stock Options
At the discretion of the Company’s board of directors, certain stock options may be exercisable immediately at the date of grant but are subject to a repurchase right, under which the Company may buy back any unvested shares at their original exercise price in the event of an employee’s termination prior to full vesting. The consideration received for an exercise of an unvested option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The liabilities are reclassified into equity as the awards vest. At January 31, 2018 and 2019, the Company recorded a liability of $0.6 million and $0.2 million, respectively, for 0.4 million and 0.1 million shares that were early exercised by employees as of January 31, 2018 and 2019 that are unvested, respectively.

RSUs and RSAs
The fair value of RSUs and RSAs are determined using the fair value of the Company’s common stock on the date of grant.
A summary of RSUs and RSAs activity under the Plan is as follows (in thousands, except per share data):

	Restricted stock units		Restricted stock awards
	Number of shares	Weighted-average grant date fair value (per share)	Number of shares	Weighted-average grant date fair value (per share)
Unvested at January 31, 2018	40,594	$3.43	894	$2.07
Granted	26,214	7.02	2,197	7.86
Released	—	—	(783)	3.22
Cancelled	(3,694)	4.35	(19)	2.09
Unvested at January 31, 2019	63,114	4.87	2,289	7.23
The weighted-average estimated fair value of RSUs granted in the year ended January 31, 2018 was $4.15 per share. No RSAs were granted in the year ended January 31, 2018.
As of January 31, 2019, the Company had $15.5 million of unrecognized stock-based compensation related to RSAs, which will be recognized over the weighted average remaining requisite service period of 3.8 years. As of January 31, 2019, the Company had $308.9 million of unrecognized stock-based compensation related to RSUs. As the RSUs vest upon the satisfaction of both the service condition and performance vesting condition, stock-based compensation will be deferred until the performance vesting condition is satisfied. At the time the performance vesting condition becomes probable, which is not until the performance vesting condition is satisfied, the Company will recognize cumulative stock-based compensation for the outstanding RSUs based on the service-based condition using the accelerated attribution method. As of January 31, 2019, 63.1 million RSUs were outstanding, of which 22.4 million had met their service condition. If the performance vesting condition had been met on January 31, 2019, the Company would have recorded stock-based compensation of $157.5 million, and unrecognized stock-based compensation related to the unvested RSUs as of January 31, 2019 would have been $151.4 million that will be recognized over a weighted-average remaining requisite service period of 2.9 years.
Tender Offers and Repurchases
In connection with the Series G and G-1 convertible preferred stock financing, the Company facilitated a tender offer for all vested and outstanding shares of Class B common stock and all outstanding series of convertible preferred stock. In November 2017, the Company facilitated the sale of an aggregate of 17.9 million shares of vested and outstanding Class B common stock, Series A convertible preferred stock, Series D convertible preferred stock, Series D-1 convertible preferred stock and Series E convertible preferred stock from its existing or former employees and investors at a per share price of $8.37, representing a 10% discount to the Series G and G-1 issuance price, for a total gross sale of $150.0 million. Following the close of the November 2017 tender offer, the Company repurchased an additional 0.8 million shares of Class B common stock from one of the Company’s co-founders at the same price per share of $8.37 for a total gross sale of $6.6 million. At the time of the tender offers, the fair value of the Company’s Class B common stock was $4.24 per share. For shares of Class B common stock repurchased from both current and former employees, the Company recorded compensation expense of $38.9 million related to the excess of the selling price per share of Class B common stock over the fair value of the tendered shares. In addition, the Company recorded deemed dividends of $40.9 million as a reduction to stockholder’s deficit in relation to the selling price per share of Class B common stock and convertible preferred stock paid to existing investors in excess of the original issuance price paid by investors of the shares tendered. Upon close of the tender offer, the Company retired the repurchased shares and subsequently issued the same number of shares in Series G-2 convertible preferred stock and Series G-3 convertible preferred stock to the lead investor of the Series G convertible preferred stock financing.

In April and June 2017, the Company repurchased 0.1 million shares of common stock from former employees at a purchase price of $7.41 per share. In December 2017, the Company repurchased a combined 0.1 million shares of Class B common stock from one current and one former employee at a purchase price of $8.37 per share. For all the repurchased shares of common stock, the purchase price per share represented an excess to the fair value of the Company’s fair value of common stock at the time of each transaction. In total, the Company recorded $0.5 million of compensation expense and retired all repurchased shares of common stock as of January 31, 2018.
In July 2016, the Company repurchased shares of common stock from two employees at varying share amounts and purchase prices. The first repurchase was for 42,000 shares of common stock at a per share price of $8.00 for an aggregate purchase price of $0.3 million. The second repurchase was for 1.6 million shares of common stock at a per share price of $7.41 for an aggregate purchase price of $12.0 million. The purchase price per share in each repurchase represented an excess to the fair value of the Company’s outstanding common stock as determined by the Company’s most recent valuation of its capital stock at the time of the transactions. At the time of the tender offers, the fair value of the Company’s common stock was $2.59 per share. Upon the completion of the repurchases, the Company recorded $8.0 million as compensation expense related to the excess of the selling price per share of common stock paid to the Company’s employees over the fair value of the repurchased shares. The Company retired the shares repurchased as of January 31, 2017.
A summary of the stock-based compensation related to the tender offers and repurchases, recorded in the accompanying consolidated statements of operations is as follows (in thousands):

	Year ended January 31,
	2017	2018	2019
Cost of revenue	$—	$252	$—
Research and development	8,033	30,674	—
Sales and marketing	—	6,549	—
General and administrative	—	1,899	—
Total	$8,033	$39,374	$—
Stock Transfers
During the years ended January 31, 2017 and 2019, certain of the Company’s existing investors, or investors to whom the Company waived its right of first refusal with respect to proposed transfers of outstanding common stock, acquired outstanding common stock from current or former employees of the Company for a purchase price greater than the fair value at the time of the transactions. In connection with these stock transfers, the Company waived its right of first refusal and other transfer restrictions applicable to such shares. As a result, the Company recorded stock-based compensation for the difference between the price paid and the fair value on the date of the transaction.
A summary of the stock-based compensation related to the stock transfers recorded in the accompanying consolidated statements of operations is as follows (in thousands):

	Year ended January 31,
	2017	2018	2019
Cost of revenue	$401	$—	$533
Research and development	18,360	—	6,228
Sales and marketing	5,899	—	1,707
General and administrative	1,878	—	6,353
Total	$26,538	$—	$14,821

Stock-Based Compensation
A summary of the stock-based compensation excluding tender offers and stock transfers recorded in the accompanying consolidated statements of operations is as follows (in thousands):

	Year ended January 31,
	2017	2018	2019
Cost of revenue	$229	$239	$199
Research and development	8,153	4,586	3,720
Sales and marketing	3,845	1,495	970
General and administrative	3,293	2,389	3,422
Total	$15,520	$8,709	$8,311
During the years ended January 31, 2017, 2018, and 2019, the Company capitalized $0.4 million, $0, and $0, respectively, of stock-based compensation as internally-developed software.
The fair value of stock options granted to employees is estimated on the date of grant using the Black-Scholes option valuation model. This stock-based compensation expense valuation model requires the Company to make assumptions and judgments regarding the variables used in the calculation. These variables include the expected term (weighted average period of time that the stock options granted are expected to be outstanding), the expected volatility of the Company’s common stock, expected risk-free interest rate and expected dividends. To the extent actual results differ from the estimates, the difference is recorded as a cumulative adjustment in the period estimates are revised. The Company accounts for forfeitures as they occur.
The Company uses the simplified calculation of expected term, as the Company does not have sufficient historical data to use any other method to estimate expected term. Expected volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The expected risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The expected dividend yield is 0% as the Company has not paid, and does not expect to pay, cash dividends.
The following assumptions used in the valuation of stock options issued to employees:

	Year ended January 31,
	2017	2018
Expected Term	5.69 - 6.59 years	6.05 years
Expected volatility	48% - 56%	41%
Risk-free interest rate	1.32% - 1.45%	1.62%
Dividend yield	—%	—%
Fair value of common stock on grant date	$2.37 - $3.62	$4.24
There were no stock options granted to employees during the year ended January 31, 2019. There were no stock options granted to non-employees during the years ended January 31, 2017, 2018, or 2019.
Note 10.    Net Loss per Share Attributable to Slack Common Stockholders
Basic net loss per share attributable to Slack common stockholders is computed by dividing the net loss attributable to Slack common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is the same as basic loss per share for all years presented because the effects of potentially dilutive items were antidilutive given the Company’s net loss in each period presented.

The following table presents the calculation of basic and diluted net loss per share attributable to Slack common stockholders (in thousands, except per share data):

	Year ended January 31,
	2017	2018	2019
Net loss attributable to Slack	$(146,864)	$(140,085)	$(140,683)
Less: Deemed dividends to preferred stock stockholders	—	40,883	—
Net loss attributable to Slack common stockholders	$(146,864)	$(180,968)	$(140,683)
Weighted average common shares outstanding	114,887	122,865	121,732
Net loss per share attributable to Slack common stockholders, basic and diluted	$(1.28)	$(1.47)	$(1.16)
The following potential common shares were excluded from the calculation of diluted net loss per share attributable to Slack common stockholders because their effect would have been antidilutive for the periods presented (in thousands):

	Year ended January 31,
	2017	2018	2019
Convertible preferred stock	301,197	337,483	373,372
Stock options	28,527	23,720	18,406
Unvested early exercised stock options	705	419	115
Restricted stock units	25,721	40,594	63,114
Restricted stock awards	3,539	894	2,289
Total antidilutive securities	359,689	403,110	457,296
Pro Forma Net Loss per Share Attributable to Common Stockholders (Unaudited)
The following table presents the calculation of pro forma basic and diluted net loss per share attributable to Slack common stockholders (in thousands, except per share data):

Year Ended January 31, 2019
Numerator:
Net loss attributable to Slack common stockholders	$(140,683)
Denominator:
Weighted-average shares used in computing net loss per share attributable to Slack common stockholders, basic and diluted	121,732
Pro forma adjustment to reflect assumed conversion of convertible preferred stock into common stock	373,372
Pro forma adjustment to reflect assumed vesting of the RSUs with service condition satisfied	22,389
Weighted-average number of shares used in computing pro forma net loss per share attributable to Slack common stockholders, basic and diluted	517,493
Pro forma net loss per share, attributable to Slack common stockholders, basic and diluted	$(0.27)

Note 11.    Income Taxes
Loss before income taxes consisted of the following (in thousands):

	Year ended January 31,
	2017	2018	2019
United States	$(123,904)	$(100,364)	$(85,175)
Foreign	(22,850)	(38,906)	(52,887)
Total	$(146,754)	$(139,270)	$(138,062)
The components of the Company’s provision for income tax are as follows (in thousands):

	Year ended January 31,
	2017	2018	2019
Current:
Federal	$—	$—	$—
State	3	20	355
Foreign	475	894	279
Total current	478	914	634
Deferred:
Federal	—	—	(200)
State	—	—	(120)
Foreign	(323)	(121)	526
Total deferred	(323)	(121)	206
Provision for income taxes	$155	$793	$840
A reconciliation of the U.S. federal statutory tax rate to the Company’s provision for income tax is as follows:

	Year ended January 31,
	2017	2018	2019
Tax at statutory federal rate	34.00%	33.80%	21.00%
State tax, net of federal benefit	2.75	2.19	2.12
Stock-based compensation	(8.47)	(2.29)	(2.95)
Credits	2.78	4.34	6.01
Foreign rate differential	(5.60)	(9.92)	9.52
Unrecognized tax benefits	(9.20)	—	—
Other	(3.77)	(0.55)	(3.80)
Change in statutory tax rates	—	(17.93)	0.13
Change in valuation allowance	(12.62)	(10.21)	(32.64)
Effective tax rate	(0.13)%	(0.57)%	(0.61)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred income tax assets and liabilities consisted of the following (in thousands):

	Year ended January 31,
	2017	2018	2019
Deferred tax assets (liabilities):
Accrued liabilities	$2,979	$3,905	$7,907
Accounts receivable	75	131	70
Deferred rent	204	1,438	4,304
Net operating losses	44,043	46,736	65,385
Tax credits	6,538	13,510	22,116
Intangible assets	(772)	(108)	15,258
Property and equipment	514	1,637	870
Stock-based compensation	(851)	(275)	(2,549)
Other	3	88	(684)
Total gross deferred tax assets	52,733	67,062	112,677
Valuation allowance	(52,342)	(66,557)	(112,693)
Total deferred tax assets, net	$391	$505	$(16)
The Company has assessed, based on available evidence, both positive and negative, it is more likely than not that the deferred tax assets will not be utilized, such that a valuation allowance has been recorded, except for certain foreign subsidiaries which generate income. The valuation allowance increased $18.6 million, $14.2 million and $46.1 million in the years ended January 31, 2017, 2018, and 2019, respectively.
As of January 31, 2019, the Company had U.S. federal and state net operating loss carryforwards of $221.4 million and $154.5 million, respectively, available to offset future taxable income. If not utilized, these carryforward losses will expire, in various amounts, for federal and state tax purposes, both beginning in 2029.
The Company had federal and California capital loss carryforwards of $0.1 million and $0.1 million as of January 31, 2019, respectively. In addition, the Company had $17.2 million and $14.4 million of federal and state research and development tax credits, respectively, available to offset future taxes as of January 31, 2019. If not utilized, the federal credits will begin to expire in 2029. California state research and development tax credits may be carried forward indefinitely.
Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the “ownership change” limitations provided by Section 382 and 383 of the Internal Revenue Code of 1986, as amended, and other similar state provisions. Any annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.
The Company attributes net revenue, costs and expenses to domestic and foreign components based on the terms of its agreements with its subsidiaries. The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiaries as such earnings are to be reinvested offshore indefinitely. If the Company repatriated these earnings, the resulting income tax liability would be insignificant. The Company is subject to taxation in the United States and various states and foreign jurisdictions.
On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law, which changed many aspects of U.S. corporate income taxation. Certain key changes introduced by the Tax Act include the reduction of the corporate income tax rate to 21%, imposition of a tax on deemed repatriated earnings of foreign subsidiaries (“Transition Tax”), acceleration of expensing of certain business assets, and the implementation of a territorial tax system.

At January 31, 2018, the Company has remeasured its U.S. deferred tax assets and liabilities, offset by valuation allowances, to reflect the lower rate expected to apply when these temporary differences reverse.
As part of the transition to the new territorial tax system, the Tax Act imposes a one-time tax on a deemed repatriation of historical earnings of foreign subsidiaries. The Company does not expect any one-time Transition Tax based on the evaluation of its current operations.
Under the provisions of the Tax Act, all foreign earnings are subject to U.S. taxation. As a result of the Tax Act, the Company intends to repatriate foreign earnings that have been taxed in the United States to the extent that the foreign earnings are not restricted by local laws and accounting rules.
During the fiscal year ended January 31, 2019, the Company completed its accounting for the tax effects of the enactment of the Tax Act. The Company reaffirmed its position that it was not subject to transition tax under the Tax Act as of January 31, 2018, and therefore, the Company did not record any transition tax during the measurement period. The Company’s accounting for these items is now complete.
The Company is required to inventory, evaluate and measure all uncertain tax positions taken or to be taken on tax returns, and to record liabilities for the amount of such positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities. As of January 31, 2019, the Company’s total unrecognized tax benefits were $20.5 million, exclusive of interest and penalties described below. A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows (in thousands):

	Year ended January 31,
	2017	2018	2019
Balance at beginning of period	$1,624	$17,767	$18,545
Increase related to prior year tax provisions	515	28	—
Decrease related to prior year tax provisions	—	(2,687)	(2,076)
Increase related to current year tax provisions	15,660	3,472	4,022
Lapse of statute of limitations	(32)	(35)	(7)
Balance at end of period	$17,767	$18,545	$20,484
Included in the balance of unrecognized tax benefits as of January 31, 2017, 2018, and 2019, are $0.1 million, $0.1 million, and $29,000, respectively, of unrecognized tax benefits that, if recognized, would affect the effective tax rate.
The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. During 2017, the Company accrued penalties of $1,000 and interest of $3,000. In total, as of January 31, 2017, the Company had recognized a liability for penalties and interest of $20,000. Related to the unrecognized tax benefits noted above, the Company accrued penalties of $0 and interest of $7,000 during 2018. In total, as of January 31, 2018, the Company recognized a liability for penalties and interest of $14,000. Related to the unrecognized tax benefits noted above, the Company accrued penalties of $0 and interest of $1,000 during 2019. In total, as of January 31, 2019, the Company recognized a liability for penalties and interest of $8,000.
The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease within the next 12 months.
The Company files tax returns in the U.S. (federal and various states) and other foreign jurisdictions. Due to the Company’s U.S. net operating loss carryforwards, its income tax returns generally remain subject to examination by federal and most state tax authorities.
During the year ended January 31, 2019, the Canada Revenue Agency (“CRA”) concluded the audit for the Canadian Scientific Research and Experimental Development Tax Credit reported on tax returns for the period ended January 31, 2016 filed with the CRA. As a result, the associated FIN48 liability has been released as of January, 31, 2019.

As of January 31, 2019, the Company was subject to audits by the New York Department of Taxation and Finance (“NYTF”) and the Ireland’s Office of the Revenue Commissioner (“Ireland Revenue”). Accordingly, the NYTF will audit the sales and use tax reported on returns for the period from March 1, 2016 to May 31, 2018 filed with the NYTF. The Ireland Revenue will audit the income tax, payroll taxes, and value added taxes reported on returns for the three year period ended January 31, 2018 filed with the Ireland Revenue. The audit may result in an additional tax charge with related penalties and interest if the Company’s position is not upheld during the audit.
Note 12.    Geographic Information
The following table shows the Company’s revenue by geographic areas, as determined based on the billing address of its customers (in thousands):

	Year ended January 31,
	2017	2018	2019
United States	$69,135	$144,720	$255,155
International	36,018	75,824	145,397
Total	$105,153	$220,544	$400,552
No individual foreign country contributed in excess of 10% of revenue for the years ended January 31, 2017, 2018, and 2019.
The following table shows the Company’s tangible long-lived assets by country (in thousands):

	As of January 31,
	2018	2019
United States	$33,383	$76,768
Canada	4,610	3,978
Other	5,004	7,613
Total	$42,997	$88,359
Note 13.    Defined Contribution Plan
The Company provides a tax-qualified employee savings and retirement plan, commonly known as a 401(k) plan, that allows participating employees in the United States to contribute up to 100% of their pre-tax annual compensation subject to Internal Revenue Service limits. The Company matches employee contributions at a rate of 50%, up to a maximum annual matched contribution of $4,000 per employee. Employee contributions are always fully vested while the matching contributions fully vest following one year of employee’s credited service with the Company. The Company’s matching contributions to its 401(k) plan totaled $1.3 million, $2.2 million, and $3.7 million for the years ended January 31, 2017, 2018, and 2019, respectively.
Note 14.    Subsequent Events
The Company has evaluated subsequent events through April 3, 2019, the date that the report of independent registered public accounting firm as of and for the year ended January 31, 2019 was originally issued and the audited consolidated financial statements were available for issuance.
Subsequent to January 31, 2019, the Company granted stock options to purchase 3,651,000 shares of Class B common stock with an exercise price of $10.56 per share and issued 15,772,936 RSUs and 505,000 RSAs to employees and a non-employee director of the Company.
In March 2019, the Company entered into a noncancelable operating lease for an office facility in San Francisco, California. In connection with entering into the lease agreement, the Company agreed to a security deposit of $18.0 million in the form of a standby letter of credit. The lease term is from March 2019 through June 2030, with future minimum lease payments of $170.3 million. The Company is entitled to receive tenant improvement reimbursements not to exceed $25.4 million.
Note 15.    Subsequent Events (Unaudited)
The Company has evaluated subsequent events through May 13, 2019, the date the consolidated financial statements as of and for the year ended January 31, 2019 were available for issuance.
In April 2019, the Company’s board of directors authorized 7,000,000 shares of Class B common stock, to be reserved for future issuance under the 2009 Stock Plan.

Through and including                     , 2019 (the 25th day after the listing date of our Class A common stock), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all expenses to be paid by us in connection with this registration statement and the listing of our Class A common stock. All amounts shown are estimates except for the SEC registration fee and the listing fee.

SEC registration fee	$23,814
NYSE listing fee	320,000
Printing fees and expenses	230,000
Legal fees and expenses	2,500,000
Accounting fees and expenses	1,400,000
Custodian, transfer agent, and registrar fees	75,000
Other advisers’ fees	22,060,000
Miscellaneous	99,186
Total	$26,708,000
__________________

*	To be provided by amendment.
ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.
Shortly following the effectiveness of this registration statement, we expect to adopt an amended and restated certificate of incorporation which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition, shortly following the effectiveness of this registration statement, we expect to adopt amended and restated bylaws, which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included, or are included, in our amended and restated certificate of incorporation, amended restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We expect to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.
Since February 1, 2016, we made sales of the following unregistered securities:
Preferred Issuances
In March 2016, we sold an aggregate of 26,659,824 shares of our Series F and F-1 convertible preferred stock to 12 accredited investors at a purchase price of $7.80 per share, for an aggregate purchase price of $207,999,947.
In October 2017 through December 2017, we sold an aggregate of 45,573,328 shares of our Series G, G-1, G-2 and G-3 convertible preferred stock to 12 accredited investors at a purchase price of $9.31 per share for our Series G and G-1 and $8.70 per share for our Series G-2 and G-3, for an aggregate purchase price of $412,742,651.
From August 2018 through September 2018, we sold an aggregate of 35,888,717 shares of our Series H and H-1 convertible preferred stock to 14 accredited investors at a purchase price of $11.91 per share, for an aggregate purchase price of $427,265,943.
Option and Class B Common Issuances
Since February 1, 2016, we granted to our employees, consultants, and other service providers options to purchase an aggregate of 6,797,364 shares of Class B common stock under our 2009 Stock Plan, or our 2009 Plan, at exercise prices ranging from $2.28 to $16.93 per share.

Since February 1, 2016, we issued and sold to our employees, consultants, and other service providers an aggregate of 17,720,173 shares of Class B common stock upon the exercise of stock options under our 2009 Plan, at exercise prices ranging from $0.08 to $4.24 per share, for a weighted-average exercise price of $0.91.
Since February 1, 2016, we granted to our employees, consultants, and other service providers restricted stock units, or RSUs, representing an aggregate of 78,076,601 shares of Class B common stock, under our 2009 Plan.
Since February 1, 2016, we granted to our employees, consultants, and other service providers RSUs representing an aggregate of 406,017 shares of Class B common stock.
Since February 1, 2016, we granted to our employees, consultants, and other service providers restricted stock awards, or RSAs, covering an aggregate of 3,430,959 shares of Class B common stock, under our 2009 Plan.
Since February 1, 2016, we granted to our employees, consultants, and other service providers RSAs covering an aggregate of 406,017 shares of Class B common stock.
Other Issuances
In June 2018, we issued an aggregate of 4,299 shares of our Class B common stock to an accredited investor in exchange for a release of claims.
In July 2018, we sold an aggregate of 896,057 shares of our Class A common stock to an accredited investor at a purchase price of $11.16 per share, for an aggregate purchase price of $9,999,996.
We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about Slack.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)    Exhibits.

Exhibit Number	Exhibit Title
3.1**	Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect shortly following to the effectiveness of the registration statement.

3.3**	Bylaws of the Registrant, as currently in effect.

3.4**	Form of Amended and Restated Bylaws of the Registrant to be in effect shortly following the effectiveness of the registration statement.

4.1**	Form of Class A common stock certificate of the Registrant.

4.2**	Amended and Restated Investors’ Rights Agreement, dated May 9, 2019, by and among the Registrant and certain of its stockholders.

5.1*	Opinion of Goodwin Procter LLP.

10.1**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2#**	Amended and Restated 2009 Stock Plan, as amended, and forms of agreements thereunder.

10.3#**	Non-Plan Stock Grant Agreement, between the Registrant and the David Riley and Sarah Friar Revocable Trust dated August 11, 2006.

10.4#**	2019 Stock Option and Incentive Plan, and forms of agreements thereunder.

10.5#**	2019 Employee Stock Purchase Plan.

10.6#**	Senior Executive Incentive Bonus Plan.

10.7#**	Executive Severance Plan.

10.8#**	Non-Employee Director Compensation Policy.

10.9#**	Offer Letter between the Registrant and Stewart Butterfield dated March 7, 2019.

10.10#**	Offer Letter between the Registrant and Allen Shim dated March 9, 2014.

10.11#**	Offer Letter between the Registrant and Robert Frati dated March 23, 2016.

10.12**	Lease Agreement between the Registrant and HART Foundry Square IV, LLC for Suite 100, dated January 24, 2018.

21.1**	Subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (see pages II-6 to II-7 of the original filing of this Registration Statement on Form S-1)
__________________

*	To be filed by amendment.

**	Previously filed.

#	Indicates management contract or compensatory plan, contract or agreement.

(b)    Financial Statement Schedules.
All schedules are omitted because the required information is either not present, not present in material amounts, or is presented within the consolidated financial statements included in the prospectus that is part of this registration statement.
ITEM 17.    UNDERTAKINGS.
The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act, as amended, or the Securities Act.

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on May 20, 2019.

SLACK TECHNOLOGIES, INC.

By:	/s/ Stewart Butterfield
Stewart Butterfield Chief Executive Officer
POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stewart Butterfield	Chief Executive Officer and Director (Principal Executive Officer)	May 20, 2019
Stewart Butterfield

/s/ Allen Shim	Chief Financial Officer (Principal Financial Officer)	May 20, 2019
Allen Shim

/s/ Brandon Zell	Chief Accounting Officer (Principal Accounting Officer)	May 20, 2019
Brandon Zell

*	Director	May 20, 2019
Andrew Braccia

*	Director	May 20, 2019
Edith Cooper

*	Director	May 20, 2019
Sarah Friar

*	Director	May 20, 2019
John O’Farrell

*	Director	May 20, 2019
Chamath Palihapitiya

*	Director	May 20, 2019
Graham Smith

*By:	/s/ Stewart Butterfield
Attorney-in-fact